DOW

2011 Annual Report

Welcome to Solutionism™




Solutions.

Maria Arlene Villanueva
Responsible Care Leader, Philippines

At the Core of What Dow Delivers Every Day

Welcome to Solutionism™ – the belief that together, science and humanity can solve nearly anything. That's the mindset that drives our 52,000 employees every day to turn imaginative ideas into solutions…and deliver answers to the world's challenges.

Our passion for innovation inspires and drives Dow's growth strategy. It has led us to invest in new breakthrough technologies, in new sectors and in new regions. As a result, our diverse portfolio is delivering value across a wide range of end-markets and geographies, while our innovations are pioneering breakthrough solutions that spell success for our customers, our stockholders and society.

At Dow, we are for answers. We are for figuring it out. We are scientists, thinkers, dreamers and doers. We are solutionists. And together, we believe our ability to create is as limitless as our power to achieve. Inside these pages, discover how Dow solutions are making a difference and fueling our growth.

Contents

FINANCIAL HIGHLIGHTS

	2011	2010
Net Sales (dollars in millions)	**$59,985**	$53,674
Net Income from Continuing Operations (dollars in millions)	**$2,784**	$2,321
Earnings per Share – Diluted, Excluding Certain Items[1]	**$2.54**	$1.97
Dividends Declared per Share	**$0.90**	$0.60
Net Debt to Capital Ratio[2]	**40.8%**	42.6%



53,375
57,361
44,875
53,674
59,985
07 08 09 10 11

Net Sales
(dollars in millions)



2,962
626
566
2,321
2,784
07 08 09 10 11

Net Income from Continuing Operations
(dollars in millions)



2.99
3.74
1.635
0.62
1.79
1.68
0.32
0.63
0.60
1.72
1.97
0.60
2.05
2.54
0.90
07 08 09 10 11
Earnings – Diluted
Earnings – Diluted, Excluding Certain Items and Discontinued Operations[1]
Dividends Declared

Per Share Data
(dollars)

2011 Sales by Operating Segment

(dollars in millions)



Electronic and Functional Materials
$4,599
Coatings and Infrastructure Solutions
$7,200
Agricultural Sciences
$5,655
Total Sales
$59,985
Performance Materials
$14,647
Performance Plastics
$16,257
Feedstocks and Energy
$11,302

Corporate: $325

[1] A reconciliation to the most directly comparable U.S. GAAP measure is provided on the Internet at www.dow.com/financial/earnings.

[2] Net debt equals total debt ("Notes payable" plus "Long-term debt due within one year" plus "Long-term debt") minus "Cash and cash equivalents" and "Marketable securities and interest-bearing deposits."

The forward-looking statements contained in this document involve risks and uncertainties that may affect the Company's operations, markets, products, services, prices and other factors as discussed more fully elsewhere and in filings with the U.S. Securities and Exchange Commission. These risks and uncertainties include, but are not limited to, economic, competitive, legal, governmental and technological factors. Accordingly, there is no assurance that the Company's expectations will be realized. The Company assumes no obligation to provide revisions to any forward-looking statements should circumstances change, except as otherwise required by securities and other applicable laws. References to "Dow" or the "Company" mean The Dow Chemical Company and its consolidated subsidiaries, unless otherwise expressly noted.

Dear Stockholders,

In 2011, Dow's transformation continued as we reached new levels of profitability and further positioned your Company for long-term, sustainable growth.

- We delivered double-digit gains in revenue and earnings per share during the year, and posted record revenues at a Company level, as well as in emerging geographies.
- We launched game-changing investments and partnerships that will allow us to bring our solutions to strategic sectors, positioning us to capture more demand in the world's fastest-growing regions – all from back-integrated, cost-advantaged positions.
- We commercialized new solutions that anticipate and address the needs of our customers, while solving challenges in energy, agriculture, transportation and infrastructure, as well as the needs of a growing consumer society. Our R&D pipeline is stronger than ever before, and more importantly, our innovations are delivering real value to the bottom line – today.
- Finally, we retired $4.8 billion of debt in 2011, generated nearly $4 billion of cash from operating activities, and brought our net debt to total capitalization ratio to 40.8 percent – ahead of our projected path to delivering our 2012 net debt goal.

We delivered these results in the midst of an often unpredictable economic environment, which is validation of the resilience of our Company. In this time of great change, Dow sees enormous opportunity to combine our world-class science expertise, global understanding and unmatched creativity to deliver real solutions to the world, and real value to our stockholders.

As a result, Dow is not the same company you knew just two short years ago.

- Our innovation pipeline is unsurpassed. We have delivered $400 million of EBITDA[1] from innovation since 2009, and we expect to reach $2 billion by 2015.
- Our formidable feedstock advantage provides us with a solid foundation for the next many decades, as we are the world's largest ethylene producer. In fact, we are bolstering our industry-leading integration strength – moving quickly and taking significant actions to fully realize the benefit of shale gas fundamentals in the United States … driving down costs and enabling higher and more consistent margins.
- Our vast geographic reach and our diversified portfolio are further strengthened through strategic joint ventures such as Sadara, our landmark project with Saudi Aramco, which will drive profitability in rapidly growing regions of the world.
- And finally, we have strengthened our balance sheet and continue to drive efficiencies throughout the Company, which gives us even greater flexibility to execute on our strategy.



These growth drivers provide a foundation for success for decades to come. We have transformed our great Company – a company that has provided innovative solutions to enhance and improve everyday life for the past 115 years – and reinvented it for the 21st century.

We have what it takes to win, and we will. We are battle-tested and confident in our ability to achieve steady growth and deliver value to you, our stockholders … even in the midst of an ongoing volatile and uncertain macroeconomic environment.

Looking ahead, our priorities remain clear for 2012 and beyond. We will:

- Continue to strategically align our diverse and global portfolio to maximize value in attractive and resilient end-markets and expand our already-strong footprint in emerging regions;
- Mitigate risk by leveraging our formidable low-cost and flexible feedstock advantage;
- Drive operational excellence to achieve even greater productivity and efficiencies as we grow our business; and
- Further enhance our financial flexibility and reward our stockholders. In 2011, we showed a strong commitment to returning value to our stockholders by raising our dividend by 67 percent. As we continue to deliver on our targets and achieve earnings growth, we will continue to reward our stockholders.

Our future is fueled by the global megatrends that drive our strategy and our growth. We see the world's most pressing challenges as opportunities to make a positive difference. We pride ourselves in our ability to pioneer breakthrough solutions and in our proven track record of execution and delivering results. The same discipline and resolve that we have applied to the near-term targets are what you will see over the long term.

I am passionate about Dow's future. And I am not alone. My passion is equally matched by nearly 52,000 Dow employees who advance our transformation each and every day. Our people are truly unique. They have driven our tremendous growth, and they will continue to outperform the competition as they guide us on our path of progress.

This is what you will see in the pages that follow – the passion, ingenuity and commitment of the women and men of Dow. The achievements they delivered in 2011. Their focus on execution, and their confidence in Dow's future.

I believe few companies are as uniquely positioned as Dow is to capture growth in our rapidly changing world. Our global reach and integration strength are unparalleled. Our portfolio is positioned for leadership in the markets of tomorrow. And our people are exceptionally creative and innovative. I thank them for their commitment to our success. I also thank you, our stockholders, for your investment and your confidence in our future.

Andrew Liveris

Andrew N. Liveris

President, Chief Executive Officer
and Chairman of the Board
February 17, 2012

In 2011, we:

- Delivered double-digit gains in revenue and earnings per share
- Posted record revenues both at a Company level, as well as in emerging geographies
- Launched game-changing investments and partnerships that position us to capture more demand in the world's fastest-growing regions
- Commercialized new solutions that anticipate and address the needs of our customers
- Generated nearly $4 billion of cash from operating activities and brought our net debt to total capitalization ratio to 40.8 percent

We have transformed our great Company and reinvented it for the 21st century.

[1] EBITDA is defined as earnings before interest, income taxes, depreciation and amortization.

2011 Achievements

Dow demonstrated the strength of its strategic formula and its clear focus on execution in 2011, delivering earnings growth and enhanced financial flexibility. The year was shaped by a number of significant events and investments in innovation, integration and global expansion.

FIRST QUARTER


Parmesan

Dow creates the Performance Plastics division, building a singular focus on high-value solutions for growth sectors such as food packaging, elastomers, hygiene and medical, and electrical and telecommunications. The new division reflects Dow's shift to target attractive, fast-growing downstream end-markets.

› Dow executes a series of debt reduction activities that enable the Company to retire $2.5 billion of debt in the first quarter.

› Dow converts an ethylene oxide/ethylene glycol (EO/EG) production unit in St. Charles, Louisiana, to EO-only to support its downstream performance businesses.

› Dow Coating Materials launches EVOQUE™ Pre-Composite Polymer Technology, a revolutionary development for paints and coatings that improves hiding efficiency and enables paint manufacturers to use up to 20 percent less titanium dioxide.

› Dow introduces PASCAL™ Technology, a breakthrough polyurethane insulation for household refrigerators and freezers. The technology addresses manufacturers' productivity needs, while also meeting consumer demands for energy-efficient appliances.

› Dow presents solutions for reinvigorating American manufacturing in the book, *Make It in America: The Case for Re-Inventing the Economy*, which is told through the voice of Dow's Chairman and Chief Executive Officer, Andrew Liveris.

› Dow and The Nature Conservancy jointly announce a new collaboration to help Dow and other companies recognize, value and incorporate nature into global business goals, decisions and strategies.

› Dow is named the first global partner of the United Nations-designated International Year of Chemistry and helps launch a yearlong global celebration of the power of science to solve the world's most pressing challenges.

SECOND QUARTER

› Dow announces that its Board of Directors has declared a 67 percent increase in the Company's quarterly dividend, raising it to $0.25 per share.

› Dow begins commercial operation of its new world-scale specialty elastomers plant in Thailand, enabling the Company to meet growing worldwide customer demand for a full range of elastomer products.

› Dow AgroSciences receives registration from the U.S. Environmental Protection Agency for REFUGE ADVANCED® Powered by SMARTSTAX®, completing federal regulatory authorization in the United States. This solution represents the most convenient, simple answer for farmers to ensure refuge compliance while providing the industry's leading trait technology in the simplicity of a single bag.

› Dow launches ELITE™ Advanced Technology Polyethylene Resins, a proprietary technology that benefits film converters in high-value market segments, such as food and specialty packaging, as well as industrial and consumer packaging.

› Dow announces an agreement with Quantum Fuel Systems Technologies Worldwide, Inc. to produce novel plug-in hybrid electric vehicle (PHEV) fleet trucks. Additionally, Dow and a major utility company are the first to engage Quantum Technologies to convert conventional Ford F-150 trucks to PHEV trucks powered by Dow Kokam lithium-ion battery technology.



Dow unveils comprehensive plans to increase its ethylene and propylene production and connect the Company's U.S. operations into feedstock opportunities from increasing supplies of U.S. shale gas.

› Dow AgroSciences announces the industry's first saturated fat-free oil product, Omega-9 Sunflower Oil.

› Dow announces that Chairman and Chief Executive Officer, Andrew Liveris, has been appointed by U.S. President Barack Obama as co-chair of the newly formed Advanced Manufacturing Partnership.

THIRD QUARTER

› Dow and Mitsui & Co., Ltd. announce the formation of a joint venture aimed at providing innovative and sustainable product solutions to the global high-performance flexible packaging and hygiene and medical end-markets. When complete, the joint venture will be the world's largest integrated facility for the production of biopolymers made from renewable, sugarcane-derived ethanol and will represent Dow's largest investment in Brazil.



Dow and Saudi Aramco joint venture Sadara will address rapid demand growth across a variety of end-markets, particularly those related to growing middle classes in developing regions. The Boards of Directors of both companies approved the building and operation of a world-scale, fully integrated chemical complex in Jubail Industrial City, Kingdom of Saudi Arabia.

› Dow Water and Process Solutions announces plans to invest in a manufacturing facility in Saudi Arabia for DOW™ FILMTEC™ reverse osmosis elements.

› Dow and Ube Industries, Ltd. announce an agreement to form a joint venture to manufacture and market formulated electrolytes for lithium-ion batteries in energy storage applications.

› Dow announces it will build two new manufacturing plants in Map Ta Phut, Thailand, and Schkopau, Germany, to more than triple capacity for ENLIGHT™ Polyolefin Encapsulant Films used in solar panels.

› Dow dedicates its new 205,000-square-foot Business Services Center buildings and campus in Midland, Michigan. The building joins Dow's network of six service centers globally and is targeted to receive the U.S. Green Building Council's LEED® Silver rating.

› Dow completes the sale of its global Polypropylene business to Braskem SA. The divestiture reflects Dow's disciplined and ongoing approach to portfolio management and its continuing strategy to focus on higher-value performance businesses.

› Dow AgroSciences and M.S. Technologies LLC announce a collaborative submission to the U.S. Department of Agriculture for approval of the first-ever three-gene herbicide-tolerant soybean.

› Dow is named to the Dow Jones Sustainability World Index, the 11th time the Company has received this recognition since the index was launched. In addition to improving its rating from last year, Dow achieves the highest score in the chemical sector for corporate governance.

FOURTH QUARTER

› Dow launches its DOW POWERHOUSE™ Solar Shingle to U.S. markets, starting in Colorado and expanding into targeted states through 2012.

› Dow announces that its joint venture SCG-Dow Group has started up its new propylene oxide facility in Thailand. The world-scale plant uses innovative hydrogen peroxide to propylene oxide (HPPO) technology.

› Dow and Haier Group announce an agreement to establish the Haier-Dow Global Joint Innovation Laboratory in China. The joint lab aims to accelerate innovation collaboration between the two companies.

› Dow AgroSciences successfully produces 2,4-D choline in a commercial scale-up setting. The new 2,4-D choline is a key component of Colex-D™ Technology, the technology package featured in Enlist Duo™, the highly differentiated herbicide solution for the Enlist™ Weed Control System.

› Dow Electronic Materials announces the formation of a new business to capture current and future demand for light-emitting diodes (LEDs) in the global solid-state lighting end-market. In addition, the business announces that construction is underway in Korea for a new manufacturing and testing facility for metallization materials used in advanced chip packaging.


Welcome

Dow hosts Investor and Media Day 2011 in New York City. During the event, the Company reaffirms its near-term earnings targets, addresses global economic uncertainty and discusses the financial profiles for its operating segments.

› Dow announces a 10-year, $25 million-per-year investment in programs with 11 leading U.S. universities to strengthen research in traditional scientific fields important to Dow and to the nation's future. Long-term investments will support faculty, students and infrastructure, enabling a critical mass of resources to address some of the world's leading challenges.

› The National Safety Council announced that Dow will receive the 2012 Green Cross for Safety medal in recognition of the Company's outstanding achievements in workplace safety, community service, environmental stewardship and responsible citizenship.

› Dow and Aksa Akrilik Kimya Sanayii A.Ş. announce the signing of a definitive agreement to form a joint venture to manufacture and globally commercialize carbon fibers and derivatives.



2
6
1
3
4
5
5
9
7
8

Executive Leadership Committee

(at February 17, 2012)

Pictured left to right, front: Carol A. Williams, Geoffery E. Merszei, Gregory M. Freiwald, Charles J. Kalil, Andrew N. Liveris, William H. Weideman

Pictured left to right, back: Howard I. Ungerleider, James R. Fitterling, William F. Banholzer, Jerome A. Peribere, Heinz Haller, David E. Kepler, Joe E. Harlan

Corporate Officers

(at February 17, 2012)

Andrew N. Liveris
President, Chief Executive Officer and Chairman of the Board

William H. Weideman
Executive Vice President and Chief Financial Officer

William F. Banholzer
Executive Vice President, Ventures, New Business Development & Licensing and Chief Technology Officer

Ronald C. Edmonds
Vice President and Controller

James R. Fitterling
Executive Vice President of The Dow Chemical Company and President, Feedstocks & Energy and Corporate Development

Gregory M. Freiwald
Executive Vice President, Human Resources, Corporate Affairs & Aviation

Heinz Haller
Executive Vice President and Chief Commercial Officer, Executive Oversight for Agricultural Sciences

Joe E. Harlan
Executive Vice President of The Dow Chemical Company and President, Performance Materials

Charles J. Kalil
Executive Vice President, Law and Government Affairs, General Counsel and Corporate Secretary

David E. Kepler
Executive Vice President, Business Services, Chief Sustainability Officer and Chief Information Officer

James D. McIlvenny
Senior Vice President of The Dow Chemical Company, Chairman of Dow Sadara Project Office

Geoffery E. Merszei
Executive Vice President of The Dow Chemical Company; President of Dow Europe, Middle East and Africa; and Chairman of Dow Europe

Jerome A. Peribere
Executive Vice President of The Dow Chemical Company and President and Chief Executive Officer, Dow Advanced Materials

Fernando Ruiz
Corporate Vice President and Treasurer

Howard I. Ungerleider
Senior Vice President of The Dow Chemical Company and President, Performance Plastics Division

Carol A. Williams
Executive Vice President, Manufacturing and Engineering

William L. Curry
Chief Tax Officer and Assistant Secretary

Gregory T. Grocholski
Corporate Auditor

W. Michael McGuire
Assistant Secretary

Amy E. Wilson
Assistant Secretary

1 SEALUTION™ Peel Polymers: Achieve easy-open functionality in applications such as bags for cereal, crackers, snacks and coffee

2 EVOQUE™ Pre-Composite Polymer Technology: Improves hiding efficiency in paint while using fewer raw materials

3 WELLENCE™ Gluten Free food ingredient: Allows the creation of high-quality gluten-free foods, such as breads, without compromising taste, look or feel

4 Omega-9 Sunflower Oil: World's first saturated-fat-free oil helps meet consumer demand for healthier foods, such as popcorn

Board of Directors

(at February 17, 2012)


Arnold A. Allemang

Jacqueline K. Barton

James A. Bell

Jeff M. Fettig

Barbara H. Franklin

John B. Hess

Andrew N. Liveris

Paul Polman

Dennis H. Reilley

James M. Ringler

Ruth G. Shaw

Paul G. Stern

Andrew N. Liveris
President, Chief Executive Officer and Chairman of the Board

Arnold A. Allemang
Director since 1996

Jacqueline K. Barton
Arthur and Marian Hanisch Memorial Professor of Chemistry, California Institute of Technology
Director since 1993

James A. Bell
Former Executive Vice President, Corporate President and Chief Financial Officer, The Boeing Company
Director since 2005

Jeff M. Fettig
Chairman and Chief Executive Officer, Whirlpool Corporation
Dow Lead Director, Director since 2003

Barbara H. Franklin
President and Chief Executive Officer, Barbara Franklin Enterprises and Former U.S. Secretary of Commerce
Director 1980 – 1992 and 1993 to date

John B. Hess
Chairman and Chief Executive Officer, Hess Corporation
Director since 2006

Paul Polman
Chief Executive Officer, Unilever PLC and Unilever N.V.
Director since 2010

Dennis H. Reilley
Former Non-Executive Chairman, Covidien, Ltd.
Director since 2007

James M. Ringler
Chairman, Teradata Corporation
Director since 2001

Ruth G. Shaw
Former Executive Advisor, Duke Energy Corporation
Director since 2005

Paul G. Stern
Chairman, Claris Capital
Director since 1992

Committees of the Board of Directors

(at February 17, 2012)

Audit Committee
J.A. Bell, Chair
J.M. Fettig
B.H. Franklin
J.M. Ringler
P.G. Stern

Compensation and Leadership Development Committee
D.H. Reilley, Chair
J.K. Barton
J.B. Hess
P. Polman
R.G. Shaw

Environment, Health, Safety and Technology Committee
J.K. Barton, Chair
A.A. Allemang
A.N. Liveris
P. Polman
D.H. Reilley
J.M. Ringler
R.G. Shaw

Governance Committee
J.M. Fettig, Chair
J.A. Bell
B.H. Franklin
P.G. Stern

Corporate Governance

At Dow, we believe our success depends on maintaining the highest ethical and moral standards everywhere we operate. That focus on integrity starts at the top. Effective corporate governance begins with the performance of the Board of Directors.

Dow exemplifies good governance with a lead director; directors with solid, diverse experience and credentials; corporate governance guidelines; and codes of business conduct and financial ethics. Independent directors comprise a substantial majority of Dow's Board.

Dow's corporate governance guidelines address important aspects of Dow's corporate governance structure, such as criteria for director qualifications, election, continuing education and tenure; ongoing improvement of Board effectiveness; and a framework for the evaluation of management and succession planning.

More information on Dow's corporate governance, including Dow's corporate governance guidelines, Board Committee charters and Code of Business Conduct, is available online at www.dow.com.

Andrew N. Liveris, president, chief executive officer and chairman, and William H. Weideman, executive vice president and chief financial officer, executed the certifications required by Sections 302 and 906 of the Sarbanes-Oxley Act of 2002 on February 15, 2012, and filed Management's Report on Internal Control Over Financial Reporting, as required by Section 404. The certifications were filed as exhibits to the Company's Annual Report on Form 10-K for the year ended December 31, 2011, and copies are included herein.

In addition, Mr. Liveris certified to the New York Stock Exchange (NYSE) on May 25, 2011, that he was unaware of any violations by the Company of the NYSE corporate governance listing standards in effect as of that date. The certification was made in accordance with the rules of the NYSE.

5 INTERVIA™ and ULTRALINK™ products: Enable clever chip packaging for smarter and slimmer electronics

6 Leading-edge emissive materials: Provide brilliant color for organic light-emitting diode (OLED) displays in flat screen TVs

7 VORANOL™ and VORALUX™ Polyols: Produce high-resilience foams for outstanding support and durability in furniture

8 INFUSE™ Olefin Block Copolymers: Recyclable and offer a more sustainable alternative in carpet and flooring systems

9 DOW ENDURANCE™ family of semiconductive and insulation materials: Helps deliver longevity and reliability in power cables

energize



"The shingles blend in so well, and the installation process was easy. What is especially great is they are now generating more than 50 percent of our home's electricity."

Ken and Melissa Hall
Dow employees



How do you step on the gas without using any? What if houses were powered from the roof down? How can we make stronger and longer wind blades lighter? By asking the right questions, Dow is addressing the major challenges shaping our future while capturing value on multiple fronts.

Our transformed and diverse portfolio is energizing our growth while delivering powerful technologies worldwide ... clean-energy solutions like lithium-ion battery systems for electric vehicles, DOW POWERHOUSE™ Solar Shingles and AIRSTONE™ Systems for Wind Energy. In 2011, we turned the home of two Dow employees into a "POWERHOUSE" by installing solar shingles on their roof. Today, Ken and Melissa Hall can watch in real-time as their solar shingles create electricity.

To view a video about this story, scan this code with your smartphone QR app.

A Transformed Portfolio



Dow's integrated business portfolio is positioned to deliver value on multiple fronts and capture growth when and where it occurs. In 2011, we introduced a new management structure and new operating segments that further emphasize the strategic importance of Dow's diversification and reflect our clear shift to innovation-focused specialty businesses that deliver higher growth.

By combining our plastics businesses into one transformed, powerful division, we are realizing immediate growth and innovation synergies. **Performance Plastics** is organized across four high-growth, high-margin businesses that are growing faster than GDP and focused on large sectors, such as packaging, elastomers, hygiene and medical, and electrical and telecommunications. The division's transformation also reflects Dow's active portfolio management over the last two years, with the divestitures of non-strategic businesses, such as Styron and Polypropylene. As a result, the Performance Plastics division holds the potential to deliver significantly higher earnings, while dampening earnings volatility.

Another division with powerful opportunities is **Performance Materials.** This division produces novel building blocks that support Dow's downstream growth and has leading positions in a wide variety of applications, from automotive glass bonding to state-of-the-art formulations for electrical laminates. A robust innovation pipeline provides unique chemistries tailored to customer needs. Performance Materials consumes 30 percent of Dow's cost-advantaged feedstocks and is expected to gain higher margins as a result of U.S. Gulf Coast investments.

Strong geographic positions and robust innovation pipelines continue to differentiate our **Agricultural Sciences** and **Advanced Materials**[1] divisions. Dow AgroSciences expects to deliver significant technology-driven growth, led by SMARTSTAX® and POWERCORE™ seed traits, Sulfoxaflor[2] insecticide and the Enlist™ Weed Control System.[2] At the same time, Advanced Materials continues to build on its leadership positions in electronic materials, launching a new LED Technologies business to capture current and future demand for LEDs in the global solid-state lighting market.

Finally, our **Feedstocks & Energy** division brings unparalleled cost advantage to our performance and market-driven businesses by providing essential feedstocks for our downstream specialties. In addition, the division increases Dow's competitiveness through its highly efficient operations that recycle and reuse by-products, its strong partnerships that enable access to advantaged feedstocks and market channels, and its significant scale and geographic reach.

[1] Dow Advanced Materials includes the Electronic and Functional Materials and Coatings and Infrastructure Solutions operating segments.

[2] Subject to regulatory approval.

Strategically Integrated for Profitable Growth

Highly Differentiated, Market-Oriented, Technology-Rich Businesses and End-Markets


Electronics
Coatings
Water
Agriculture and Nutrition
Automotive
Oil and Gas
Hygiene and Medical
Packaging
Sustainable Growth
Advanced Materials
Agricultural Sciences
Performance Materials
Performance Plastics
Feedstocks & Energy

Advantaged Feedstocks to Support and Advance Downstream Growth

Built for Results



Taken together, we expect our U.S. Gulf Coast investments and favorable shale gas dynamics to deliver $2 billion in additional EBITDA in 2017.

ADVANTAGED FEEDSTOCKS: A FOUNDATION FOR SUSTAINABLE GROWTH

Dow is the world's largest, most flexible and most experienced ethylene producer – a leadership position that we have built deliberately. Today, 70 percent of our global ethylene production is in regions with cost-advantaged feedstocks, such as Canada, Argentina, Kuwait and the United States. Scale matters, as it creates a cost-advantaged foundation for our downstream businesses.

Ethylene is one of the world's most common chemical building blocks. In North America, vast new supplies of natural gas from previously untapped shale deposits have made it attractive to produce ethylene using a natural gas derivative called ethane. This has been a game-changer for Dow, as our ethane-based production in the United States is fueling higher margins for our downstream businesses and provides a significant cost advantage over competitors in Europe and Asia Pacific – where petrochemicals are made primarily from oil derivatives. In addition, Dow's industry-leading feedstock flexibility at U.S. and European crackers allows us to use different feedstocks in response to price conditions, providing additional advantage.

In 2011, we announced plans to further the advantage of our downstream businesses by connecting our U.S. operations with cost-advantaged ethane and propane feedstocks available from increasing supplies of U.S. shale gas. Dow's investments on the U.S. Gulf Coast will increase our U.S. ethylene production capabilities by as much as 20 percent in the United States over the next three years, and will allow us to produce as much as 90 percent of our North American ethylene from ethane. In addition, we plan to increase our propylene supply with the construction of two on-purpose propylene facilities on the U.S. Gulf Coast.


Louisiana
• Restart ethylene cracker (end of 2012)
• Enhance ethane flexibility at a second, existing cracker (in 2014)
Texas
• Build on-purpose propylene facility (in 2015)
• Build second on-purpose propylene facility (in 2018)
U.S. Gulf Coast
• Construct new world-scale ethylene cracker (start-up in 2017)

Our investments will further strengthen the competitiveness of our Performance Plastics, Performance Materials and Advanced Materials divisions, as we continue to capture growth in the Americas.

Driving Solutions in Growth Industries



	ADVANCED MATERIALS	AGRICULTURAL SCIENCES
NORMALIZED REVENUE GROWTH TARGETS	2X GDP – Electronic and Functional Materials; 1.5X GDP – Coatings and Infrastructure Solutions	1.5X GDP
EBITDA MARGIN TARGETS	~25% – Electronic and Functional Materials; ~20–25% – Coatings and Infrastructure Solutions	~25%
STRENGTHS	• World's largest specialty materials provider, addressing a diverse range of high-growth end-markets • Strong leadership positions in technology-driven industries, such as water and electronics • Well-positioned manufacturing and R&D base in Asia Pacific • Strong growth in Dow Electronic Materials, ~30 percent of 2011 sales from new innovations • Continued expansion of Dow Water and Process Solutions, driven by sustainability, megatrends and innovations	• Significant technology-driven growth, led by biotech innovations and agricultural chemistry products • Agricultural chemical pipeline filled with high-value solutions and proprietary formulations for the next 10 years • Strengthened channel access and technology penetration enabled by bolt-on acquisitions • Goal of $1 billion corn seed and trait business and >10 percent share in the Americas • New product sales continue to exceed expectations, with 2011 sales up >30 percent versus 2010

(all dollars in millions)


2011 Sales
by Business
$11,799

Dow Electronic Materials	18%
Functional Materials	21%
Dow Building and Construction	16%
Dow Coating Materials	23%
Dow Water and Process Solutions	8%
Performance Monomers	14%


2011 Sales by
Key Product Lines
$5,655

Herbicides	49%
Insecticides	18%
Seeds, Traits and Oils	19%
Fungicides	8%
Other	6%

Together, our operating segments comprise a well-balanced and diverse portfolio of businesses that are delivering faster, more profitable growth.




EarlyStart
CLASSIC ROAST



PERFORMANCE MATERIALS	PERFORMANCE PLASTICS	FEEDSTOCKS AND ENERGY
1.1–1.3X GDP	1.4X GDP	1X GDP
15–18%	20–25%	8–12%
• Leading industry positions with global reach, large attractive end-markets and an expanding global footprint • Diverse products with broad application opportunities • Customer collaboration yielding new, innovative technologies • Generated >$1 billion in revenue from products launched in the last five years	• Largest materials supplier to global packaging industry • #1 electrical and telecommunications materials supplier in the Americas; #2 in the world • Largest producer of specialty polyolefin elastomers • Proven innovator in hygiene and medical end-markets • 70 percent of assets in regions with cost-advantaged feedstocks	• World's largest and most experienced ethylene and chlorine producer • Essential feedstocks for downstream businesses; cost-advantaged energy • Global feedstock flexibility creates sustainable competitive advantage • Right-sized manufacturing footprint to match downstream demand • Strengthening feedstock advantage through growth partnerships and strategic integration investments


2011 Sales
by Business
$14,647

Amines	6%
Chlorinated Organics	4%
Dow Automotive Systems	8%
Dow Formulated Systems	10%
Dow Plastics Additives	4%
Epoxy	11%
Oxygenated Solvents	14%
Polyglycols, Surfactants and Fluids	9%
Polyurethanes	30%
Other	4%


2011 Sales by
End-Market
$16,257

Electrical and Telecommunications	8%
Elastomers	9%
Hygiene and Medical	4%
Performance Packaging	69%
Other	10%


Sales/Internal
Usage by Volume

Merchant Sales	16%
Internal Use	84%
2011 Sales	$11,302



innovate

Airtight Case

Twenty-five to 40 percent of a home's energy loss is from air infiltration through gaps and cracks. GREAT STUFF PRO™ Window & Door Insulating Foam Sealant closes the gap between framework and rough window and door openings – helping to prevent drafts and maximize energy efficiency.

Cool Gets Cooler

PASCAL™ Technology from Polyurethanes is a new polyurethane insulating system that can boost the energy efficiency of appliances as much as 10 percent, without impacting design or production costs.

Ripe with Possibilities

Food waste in fresh fruit and vegetables costs an estimated $240 billion annually as produce ripens too quickly and loses its commercial quality. Performance Plastics is developing high-performance packaging with active chemistries that can help manage ripening and reduce spoilage.

Solutions from Dow are everywhere, improving people's lives, addressing global challenges and creating more value for our customers. By applying our deep knowledge in chemistry, physics and material science, our 5,500 researchers worldwide are delivering breakthrough solutions that contribute to human progress ... and drive growth for our Company.



Fresh Paint, Fresh Air

FORMASHIELD™ Formaldehyde Abatement Technology from Dow Coating Materials empowers functional paint that helps to improve indoor air quality by trapping formaldehyde gas.

Behind the Scenes, On Screens

Across various electronic devices, Dow Electronic Materials' technology enables nearly a dozen critical areas – ranging from the semiconductors that serve as the brains of a device, to the brilliant colors that make flat-panel displays come alive, to the chip packaging that adds greater capabilities to the device.

Sealing in Efficiency

If an extruded seal or gasket fails on a freezer or refrigerator, energy is wasted and the appliance underperforms. SUSTAIN™ Polyolefin Solutions from Dow Elastomers give manufacturers a fully recyclable, phthalate-free option that has the resilience and rebound to hold up to the thousands of times we open and close our refrigerator doors.

Water, Water Everywhere

Dow Water and Process Solutions' technologies produce 15 million gallons of clean water a minute globally.

A New Twist on Wire

Dow Electrical and Telecommunications is meeting the growing demand for more sustainable options in wiring applications with DOW ECOLIBRIUM™ Bio-Based Plasticizers. Made from renewable content, the phthalate-free plasticizers offer the same great performance while reducing greenhouse gas emissions by up to 40 percent compared with existing PVC compounds.

Good to the Last Bite

Dow AgroSciences' Omega-9 Oils have removed more than 1 billion pounds of trans and saturated fat from the American diet, while Dow Wolff Cellulosics' products are enabling the production of gluten-free and reduced-fat burgers.

Invested in the Future

Higher-yielding corn seeds that resist insects and weeds. Next-generation packaging that helps keep foods fresher longer. Healthier oils that reduce bad fats in foods. These are just some of the ways that Dow science is providing abundant and nutritious food for a growing global population. By strategically aligning our R&D investments to global megatrends that together represent $350 billion in addressable market opportunities, our innovations are creating value for customers and top-line growth for Dow.

Take Dow AgroSciences' REFUGE ADVANCED® Powered by SMARTSTAX® as an example. Launched in 2011, REFUGE ADVANCED® is a blend of 95 percent SMARTSTAX® corn seed and 5 percent refuge (non-Bt) seed that farmers can plant across their entire field, meaning there is no need to plant a separate, structured refuge for corn pests. REFUGE ADVANCED® simplifies achieving higher whole-farm yield potential by providing growers maximum convenience with the first-ever opportunity to plant a single-bag refuge solution for corn. A unique, USDA-approved proprietary process is used to blend SMARTSTAX® seed with high-quality, agronomically comparable refuge seed. The result is all the power of the industry's leading trait technology in the simplicity of a single-bag solution.



"There is a lot of planning that goes into keeping track of your refuge – deciding which field and making sure you meet all refuge requirements. With REFUGE ADVANCED® Powered by SMARTSTAX®, the refuge is already in the bag and I don't have to worry about any of that. I can just go to the field and plant."

J.D. Hanna
Kansas grower



A DIVERSE PIPELINE FOR GROWTH

Dow has the creativity, knowledge and insight to innovate and the resources, discipline and skill to deliver unique solutions to multiple end-markets. Our diverse and renewed innovation pipeline includes more than 300 master projects (comprised of more than 500 sub-projects) that together have a potential value of $33 billion on a non-risk-adjusted net present value (NPV) and $13 billion in risk-adjusted NPV.

By connecting science with societal needs, our robust innovation engine allows us to be a powerful partner for our customers. We multiply the power of our innovation with:

- **Our vast and integrated portfolio of solutions.** Scale, integration and global reach all help to rapidly bring our innovations to the marketplace. The breadth and depth of our technological expertise allow us to work on multiple fronts, developing game-changing solutions that address growing business opportunities in energy, transportation and infrastructure, health and nutrition and consumerism. As a transformed and integrated company, we easily transfer innovative chemistries and processes across multiple businesses and platforms. Dow's investments in high-throughput research capabilities that dramatically shorten the time spent in early-stage R&D continue to improve our R&D productivity and have led to new products in coatings, electronics, performance plastics and more.
- **Industry-leading R&D investments.** In 2011, we invested $1.65 billion in R&D – one of the largest investments in the global chemical industry. But make no mistake: Our goal is not to spend the most ... but to be the most productive. We manage our R&D investments with discipline and rigor and balance both long- and short-term pipeline projects. In addition, Dow Ventures and Business Development works seamlessly with R&D to identify and incubate disruptive technologies that have commercialization potential, both internally and externally. Technology scouting, external collaborations and innovative internal R&D all complement the organic growth of our businesses.
- **Broad geographic reach.** We have a team of more than 5,500 researchers working at our R&D sites worldwide and are growing our science and technology footprint globally. In the past five years, we have invested in new state-of-the-art technology centers in China, Korea, the Middle East, Brazil and Spain – strengthening our technical capabilities to meet customer needs in high-growth regions and end-markets. Through unique partnerships and solid recruiting programs worldwide, we attract Ph.D.s from the world's top universities. By finding the best intellectual power wherever we are located, we remain competitive in local end-markets and attract world-class talent.
- **Collaboration with leading institutions.** By reaching beyond our doors and partnering with the world's best minds, we extend our capability to become first-movers into promising new end-markets and innovate breakthrough solutions. In 2011, we introduced a landmark program with 11 leading U.S. universities, funding $250 million in R&D partnerships for the next 10 years and also supporting faculty, students and academic infrastructure. Each university partnership gives us access to emerging technologies and aligns with areas of strategic interest for Dow, from solar to energy-harvesting technologies.

KEY RECOGNITIONS

- Dow was named one of the world's most innovative companies on the first-ever Thomson Reuters' **Top 100 Global Innovator**℠ list in 2011
- The Shanghai Dow Center was named **Best R&D Institute in China** by *Global Entrepreneur Magazine*
- Dow AgroSciences received an international **Agrow Award** for "Best Novel Agricultural Biotechnology" for SMARTSTAX® hybrids
- Dow Brazil was ranked among the top five most innovative companies by *Época Negócios Magazine*



Delivering Breakthrough

R&D Pipeline Valuation
NPV ($ in billions)



5
10
17
28
30
33
Preservation
Advanced Materials Division
Agricultural Sciences
Performance Materials
Performance Plastics
Feedstocks and Energy
Corporate and New Businesses
1997 2007 2008 2009 2010 2011

2011 Pipeline Valuation by Stage
($ in billions)



19.4
2.8
5.3
3.6
8.2
6.8
Preservation
NPV
Risk-Adjusted NPV
Exploration
Development
Implementation

Dow innovations are making a difference to address some of the world's leading challenges – bringing farmers higher crop yields, helping convert solar energy into an efficient source of electricity, and enabling more energy-efficient appliances.

In 2011, we commercialized a number of game-changing technologies across our portfolio.

- We are bringing innovative encapsulant films to the global solar energy market, enabling more power to be generated over the life of the solar panel. Our new **ENLIGHT™ Polyolefin Encapsulant Films** help solar module manufacturers reduce their conversion costs and get more powerful performance from their designs. Our innovative encapsulant films improve cell protection, resulting in better reliability and electrical efficiency, and potentially extending the service life of photovoltaic modules. They also offer faster cycle times and more flexible lamination conditions during processing. ENLIGHT Polyolefin Encapsulant Films are based on our world-class polyolefin technologies and leverage Dow's considerable films manufacturing know-how. In addition, Dow can custom-tailor polymer structures to develop film formulations that address customer needs.
- Customer intimacy and a keen understanding of market needs led to the invention of our **EVOQUE™ Pre-Composite Polymer Technology,** which recently achieved its first sales. This revolutionary and patented technology is built on a fundamental understanding of how polymer and pigment particles interact and bond. Dow scientists discovered a way to make functionalized latex particles selectively adsorb to the surface of titanium dioxide (TiO_2), which is the primary white pigment used in paint. These interactions form polymer-pigment composites that are more evenly distributed in the paint film as it dries. More even distribution of TiO_2 enhances light-scattering efficiency and facilitates making paint with up to 20 percent lower TiO_2 requirement. As a result, formulators have more options for managing raw material costs and improving paint performance.
- Our investments in **advanced lithium-ion battery technology** are contributing to the mobility of tomorrow. In 2011, we announced a joint venture with Ube Industries, Ltd., named Advanced Electrolyte Technologies (AET), that will manufacture formulated electrolytes for lithium-ion battery cell manufacturers. AET plans on constructing a manufacturing facility with the capacity of producing 5,000 tons of electrolytes per year at Dow's Michigan Operations in Midland. Production start-up is planned for late 2012, which is expected to coincide closely with Dow Kokam's Midland Battery Park opening. AET also plans to construct manufacturing facilities in China and Europe. The addition of formulated electrolytes complements Dow Energy Materials' integrated portfolio of lithium-ion battery components, which help cell manufacturers produce batteries with extended run times, safer performance and increased power and operational life.

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Technologies



- Our **PASCAL™ Technology,** launched globally, is a new polyurethane insulating solution that can boost the energy efficiency of appliances by as much as 10 percent. The product resulted from R&D efforts that recognized the fundamental importance of cell size to improving energy efficiency. In collaboration with Cannon SpA, specially formulated polyurethane foam from Dow was coupled with improvements to equipment design that dramatically reduce cavity fill times and increase manufacturing productivity. The technology meets consumer demand for more energy-efficient and sleeker appliances, while helping manufacturers meet energy regulations without impacting design or production costs.
- Innovation starts with knowing what the customer needs, as with the **Enlist™ Weed Control System,** a game-changing combination of chemistry and herbicide-tolerant technology in elite corn, soybean and cotton germplasm. The new technology leverages the strengths of proven 2,4-D products to manage resistant and hard-to-control weeds with exceptional efficacy and favorable environmental profile. Genes were discovered through a rapid, genomics-based research effort, enabling biotechnology breakthroughs that impart robust crop tolerance to 2,4-D-containing herbicides, allowing the effective use of new 2,4-D products over crop plants to address accelerating weed control challenges. Dow AgroSciences has also developed Colex-D™ Technology, featured in the Enlist herbicide solutions, which represents the latest formulation science and proprietary manufacturing processes that will provide the benefits of ultra-low volatility, minimized potential for drift, decreased odor and improved handling characteristics. Enlist builds on components already in the market in innovative new ways and will enable farmers to continue advancing productivity using cropping systems that preserve conservation practices.

In 2011, we also introduced innovations for oil and gas exploration, production and recovery; the world's first zero-saturated-fat Omega-9 Sunflower Oil; a solid-state lighting platform for light-emitting diode (LED) displays; and the ENDURANCE™ family of semiconductive and insulation materials for power cables.

connect

"More than 95 percent of all smart devices are manufactured using products from Dow. Our innovations may begin in a world the size of a nanometer, but ultimately make a big impact by helping connect the globe."

George Lu
Marketing Director, Core Lithography
Dow Electronic Materials





Although the global population is growing, the world seems to be shrinking as technology allows people to connect faster and in more ways. It is estimated that there are 5.3 billion mobile phone subscriptions globally – or roughly 77 percent of the world's population.

Inside today's smartphones, 2,000 lines of circuitry can fit on the width of one human hair, and the trend is to go even smaller. Our Dow Electronic Materials business boasts the unique ability to think small – and this is leading to big solutions for our customers. From photoresist technology for nanometer-width circuitry to metallization materials for advanced chip packaging, our innovations are meeting the demand for miniaturization and multifunctionality. At the same time, our global reach and investments in fast-growing regions help Dow quickly connect with our customers' needs and capture growth where it is occurring most rapidly. For example, Dow Electronic Materials' investments of $400 million in production and research facilities in Korea during the past decade have helped the business maximize new opportunities and expand into high-growth markets that value innovation.

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Expanding Our Geographic



Dow's vast geographic reach is a powerful growth driver, connecting our transformed portfolio of solutions to new customers and attractive end-markets in fast-growing regions. Placing senior executives in critical leadership roles at the local level in strategic geographies, as part of Dow's geographic operating model, is helping us build stronger local relationships, deepen our local knowledge base and enable greater development of local talent. And we are further expanding our presence in high-growth, high-potential regions such as Greater China, Southeast Asia, Latin America and the Middle East.

GROWTH PROJECTS

In 2011, we advanced a number of significant strategic projects that will help accelerate growth in our downstream businesses. Located on four continents, these projects position us to capture rapidly increasing demand in the developing geographies – and all from cost-advantaged positions. They also enable us to stay connected with our customers – forging even stronger partnerships and rapidly innovating to address their needs.

- One of our key projects is **Sadara Chemical Company**. This joint venture with Saudi Aramco represents a major step forward in our strategy to drive profitable growth in our downstream, innovation-driven businesses. Backed by highly advantaged feedstocks, the world-scale complex will produce a wide range of performance products designed to address high-growth, technology-rich sectors such as electronics, coatings, adhesives and food packaging. Moreover, the joint venture's location is uniquely positioned to serve fast-growing regions such as developing Asia, particularly China, Central and Eastern Europe and India.
- Another project with attractive long-term growth opportunities is **Dow's joint venture with Mitsui & Co.** to produce biopolymers from sugarcane-derived ethanol in Brazil – a cost-competitive route to ethylene and polyethylene in Latin America. Under the terms of the agreement, Mitsui became a 50 percent equity owner in Dow's sugarcane-growing operation in Santa Vitória, Minas Gerais, Brazil. The first phase of the project includes the construction of a new sugarcane-to-ethanol production facility in Santa Vitória, slated to begin operation in 2013. When complete, the project will be the world's largest biopolymers play and Dow's largest investment in Brazil, bringing new, biomass-based feedstocks to Dow while diversifying the Company's raw material streams from traditional fossil fuels.

Reach

In 2011, we achieved record sales in emerging geographies. In China, for example, sales reached $4.5 billion, an all-time high for Dow. In addition, we are on pace to reach our target of 35 percent of revenues from emerging geographies by the end of 2012. Our investments in both developed and emerging regions of the world are enabling us to capitalize on growth where it is happening most rapidly.



2011 Sales
32%
2012 Target
35%
Emerging Geographies
Developed Geographies



- The **hydrogen peroxide to propylene oxide (HPPO) plant in Map Ta Phut, Thailand,** brought on-line in 2011, is another signature project that offers a long-term strategic advantage – in this case, enabling Dow to fuel growth in downstream businesses throughout Asia Pacific. The world-scale facility, which is a consolidated joint venture with Siam Cement, provides Dow with a competitive platform to develop higher-margin products and uses the innovative HPPO technology jointly developed by Dow and BASF. In 2010, Dow and BASF received a Presidential Green Chemistry Challenge Award for the innovative HPPO technology, which significantly reduces wastewater and energy consumption compared with existing propylene oxide technology.
- Dow is **building a new metalorganic precursor manufacturing plant in Cheonan, Korea,** to expand production capacity of trimethylgallium (TMG). TMG is a metalorganic chemical vapor deposition (MOCVD) precursor material that is critical to the manufacture of LEDs and other compound semiconductor devices. The additional capacity will help to meet global demand for growth in LED backlighting of LCD TVs and positions Dow for potential opportunities as LEDs move into the general lighting market. The site is expected to manufacture other metalorganic materials in the future, in addition to TMG.
- Dow signs an **agreement with Aksa Akrilik Kimya Sanayii A.Ş. (Aksa).** The joint venture will manufacture and commercialize carbon fiber derivatives. Very strong and lightweight, carbon fiber-based materials are used in a variety of applications in growth industries such as wind energy, construction, transportation and infrastructure, where weight savings, emissions reduction, durability and energy efficiency are key performance factors. The joint venture will expand on Aksa's existing carbon fiber production assets in Yalova, Turkey. Currently, the carbon fiber composites industry is estimated at $10 billion globally and is expected to reach $40 billion by 2022.

Our Vast Geographic Footprint

To meet the demands of a growing world, we are putting our innovations to work on every continent. We operate 197 sites in 36 countries and are serving customers in approximately 160 countries.

(all U.S. dollars in millions)


35%
of global
sales

DOW IN EUROPE, MIDDLE EAST AND AFRICA

- Revenue: $20,840
- 13,000 employees
- 57 manufacturing sites

Solutions at Work:

- Sadara Chemical Company, a joint venture with Saudi Aramco, to fuel downstream growth through a world-scale integrated chemical complex in Saudi Arabia
- Multiple investments in innovations that address water and energy challenges:
  - New world-class water application development center in Tarragona, Spain
  - New manufacturing facility for DOW™ FILMTEC™ Reverse Osmosis (RO) Elements, located in Jubail, and an R&D Center at the King Abdullah University of Science and Technology are underway in Saudi Arabia
  - New plant under construction in Schkopau, Germany, to expand capacity for ENLIGHT™ Polyolefin Encapsulant Films
- Foundation stone laid for state-of-the-art gas-fired cogeneration power plant in Stade, Germany
- As a Worldwide Partner of the Olympic Games, Dow is supplying infrastructure solutions for the London 2012 and Sochi 2014 Olympic Games
- New specialty coatings manufacturing facility, the first of its kind in the Middle East, under construction in the United Arab Emirates
- Two new strategic commercial offices in Algeria and Ghana to capture growth in the Maghreb and West African regions


35%
of global
sales

DOW IN NORTH AMERICA

- Revenue: $21,345
- 26,000 employees
- 65 manufacturing sites

Solutions at Work:

- New U.S. Gulf Coast investments based on shale gas advantage
- Multiple investments in innovations that address energy challenges:
  - New production line for ENLIGHT™ Polyolefin Encapsulant Films in Findlay, Ohio
  - Large-scale production facility for DOW POWERHOUSE™ in Midland, Michigan, under construction
  - Dow Kokam JV constructing world-scale lithium-ion battery manufacturing facility in Midland
  - Dow joint venture Advanced Electrolyte Technologies LLC (AET) to build manufacturing facility in Midland to produce formulated electrolytes for lithium-ion battery systems in 2012
- Dow AgroSciences expands and relocates its Seed Quality Control Lab to West Lafayette, Indiana, as part of its overall growth strategy. The division is making progress on a multi-year expansion of its global headquarters in Indianapolis, including construction of a 175,000-square-foot R&D building.



18% of global sales

DOW IN ASIA PACIFIC

- Revenue: $10,554
- 8,000 employees
- 44 manufacturing sites

Solutions at Work:

- Dow Electronic Materials: $400 million in capital investments in Korea
  - Dow Seoul Technology Center to house 200 to 300 scientists, serving semiconductor and display customers
  - TMG plant to supply the LED market
  - Advanced Packaging Technology (APT) metallization capacity expansion for advanced chip packaging
- Well-positioned, growing manufacturing base
  - Propylene glycol capacity in Thailand in 2013
  - New coatings plant in Vietnam
  - New plant under construction in Map Ta Phut, Thailand, to expand joint venture capacity for ENLIGHT™ Polyolefin Encapsulant Films
- Significant investment in China to support growth
  - New Dow Electronic Materials Interconnect Technologies project and AET battery electrolyte project in progress
  - Capacity expansion in Dow Water and Process Solutions plant
  - New joint venture terminal project to be Dow's first chemical terminal storage facility in China and largest globally for Dow
- Once fully operational, about 45 percent of Sadara Chemical Company's volume will be sold into Asia Pacific
- World-class R&D team in China working on technology innovations and product developments to serve global and local customer needs
  - Dow and strategic customer Haier Group to form a global joint innovation laboratory in China. The collaboration follows Haier's adoption of Dow's PASCAL™ Insulation Technology in its appliances and the joint development of next-generation eco-washing machine technology.





12% of global sales

DOW IN LATIN AMERICA

- Revenue: $7,246
- 5,000 employees
- 31 manufacturing sites

Solutions at Work:

- World's largest integrated facility for production of biopolymers from sugarcane in Brazil
- Dow AgroSciences achieves corn market share gains and expands seeds product offerings to meet productivity needs
- As a Worldwide Partner of the Olympic Games, Dow is supplying infrastructure solutions for the Rio 2016 Olympic Games
- New Technology and Market Development Center for Performance Plastics, Polyurethanes and Formulated Systems opens near São Paulo, Brazil
- First sales achieved for Dow Wolff Cellulosics' gluten-free solutions in Latin America, expanding Dow's healthy foods platform
- Dow Water and Process Solutions' ultrafiltration technology for arsenic removal starts operations in Celaya, Mexico, providing drinking water for 15,000 people
- Introduction of Performance Plastics' all-polyethylene stand-up pouch enhances recycling properties and supports regional demand for sustainable food packaging solutions


ORTHOPEDICS
37732
ORTHOPEDIC
37732

Through the Dow Sustainability Corps, James Torrain from Dow's Diamond Value Chain Consulting has been engaging his expertise in logistics to help the Honduras-based Central America Medical Outreach (CAMO) achieve its goals. The Dow Sustainability Corps matches interested employees with non-government organizations (NGOs), government agencies and social entrepreneurs that need professional support for sustainable development projects, especially in emerging geographies and areas of growth for Dow.

CAMO provides medical care to more than 160,000 people each year. Throughout mountainous and remote terrain, CAMO distributes life-saving medical equipment and supplies to more than 120 facilities, operates 16 full-time health programs and supports sustainable community development. Torrain has been working on a project to identify more efficient ways to transport equipment to clinics and hospitals. The project spanned six months and consisted of multiple field engagements in Honduras, as well as domestic field engagement and virtual work.

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engage

"Being involved in this project was a life-changing experience for me. It was a privilege to be able to use my technical knowledge to help provide medical supplies to these remote areas. I am grateful to Dow for giving me this opportunity and proud to work for a company that lives out its values in such an impactful way."

James Torrain
Senior Consultant for Dow Diamond Value Chain Consulting

Our Commitment to Sustainability

Dow has infused the concept of sustainability into the very DNA of our Company. From the markets in which we choose to participate... to the R&D investments we make... and ultimately, to the solutions we develop... all are integrated with an eye toward solving world challenges.

INNOVATIONS FOR TOMORROW

Solving world challenges simply can't happen without strong material science. That's why we have put our scientists and engineers to work developing innovative technologies for current and future markets.

- Dow Water and Process Solutions' investments in reverse osmosis technology and production capacity are addressing the need for a clean, affordable water supply. In 2011, Dow opened its Global Water Technology Development Center in Spain and announced plans to invest in a manufacturing facility for DOW™ FILMTEC™ Reverse Osmosis Elements in Saudi Arabia.
- On the renewable energy front, Dow's line of AIRSTONE™ Systems for wind energy are enabling the adoption of larger, more efficient turbine blades.
- With goals to recover 15 million hectares of degraded pasture land, double the productivity per hectare and reduce greenhouse gases by nearly 40 percent, Dow AgroSciences is leading the Brazil Sustainable Livestock Initiative – a coalition of more than 60 stakeholders who are working to find a solution for more sustainable livestock production in Brazil.
- For electric and hybrid-electric vehicles, Dow Energy Materials provides an integrated portfolio of component materials for large lithium-ion battery manufacturers. Dow Kokam will manufacture advanced lithium-ion batteries that are designed for strong passing power, quick recharges and long-lasting durability.



Millions of People Served with Treated Water
(residential applications)



60.0
2015 goal
2011 43.0
2010 36.0
2009 30.0
2008 24.1
2007 16.6
2006 11.7
2005 7.9





RESPONSIBLE OPERATIONS

Responsible operations are at the core of our sustainability commitment. Our infrastructure has a positive impact on our Company, our communities and ourselves. Our operations are a model for others, wherever we operate.

- 2011 was a significant year for environmental, health and safety achievements and progress toward our 2015 Sustainability Goals. We achieved our best-ever performance in multiple Local Protection of Human Health and the Environment categories, including Personal Safety Severity, Loss of Primary Containment (LOPC), Hazardous Material Transportation LOPC, Process Safety and Severity, and Severe Motor Vehicle Accidents.
- The Company's energy-efficiency efforts have prevented more than 95 million metric tons of carbon dioxide (CO_2) from entering the atmosphere and contributed cost savings of $24 billion.
- Our insulation products contribute to greater energy efficiency, helping to avoid hundreds of millions of metric tons of CO_2 emissions each year. In fact, the emissions avoided as a result of these products outpace Dow's own emissions by more than six times on an annual basis.

Greenhouse Gas Emissions
(millon metric tons of CO_2-equivalent, Kyoto and non-Kyoto)



47
48
45
42
40
38
1990*
2005
'06
'07
'08
'09
'10
224
235
244
253
260
269
Direct and Indirect Absolute GHG Emissions from Operations
Avoided Emissions Attributable to Dow Insulation in Service
*Estimate

- Since 1990, Dow has prevented more than 200 million metric tons of greenhouse gas emissions from entering the atmosphere and reduced its greenhouse gas emissions footprint by more than 30 percent.

SMART SOLUTIONS FOR TODAY

Dow technologies enable our customers, and their customers, to develop more sustainable products and services.

- We are one of the largest producers of innovative products that reduce energy use. In 2011, we introduced PASCAL™ Technology, a new polyurethane foam insulation technology that improves energy efficiency of refrigerators and freezers by up to 10 percent.
- In 2011, Dow AgroSciences unveiled the first saturated-fat-free Omega-9 Sunflower Oil, helping meet consumer demand for healthier foods.
- Formaldehyde abatement technology from Dow Coating Materials enables paint formulations that actually remove airborne formaldehyde gas -- a widespread problem in nations that use this material in construction and furniture products.

PARTNERS FOR CHANGE

Dow is collaborating with governments, universities, non-government organizations, customers and suppliers to help solve the urgent challenges facing our planet.

- Dow, in partnership with the National Science Teachers Association, announced a $3 million grant to promote professional development of nearly 500 new science teachers over a three-year period. Dow also announced a commitment to the Chemical Education Foundation for its "You Be the Chemist" program, a project to engage students in chemistry through local, state and national challenges in 30 states.
- In 2011, Dow continued its 28-year partnership with Habitat for Humanity. A delegation from Dow joined former U.S. President Jimmy Carter and his wife, Rosalynn, in Haiti to build 100 safe, decent homes in November.
- In October 2011, in collaboration with the U.S. Chamber of Commerce's Business Civic Leadership Center, Dow launched the International Business Corps. This corporate volunteerism coalition helps skilled business professionals deploy their talents to build small-business and non-profit capabilities in emerging markets.



The Nature Conservancy
Protecting nature. Preserving life.™

Through Dow's breakthrough collaboration with The Nature Conservancy, we are demonstrating the power of factoring biodiversity and ecosystem services into corporate decision-making. Work has begun at the collaboration's first pilot site, Dow's Texas operations in Freeport, where scientists from both organizations are conducting analyses of fresh water, air quality mitigation and coastal natural hazard mitigation.

2015 Sustainability Goals

Dow's Sustainability Goals address a broad spectrum of commitments to our stakeholders — our customers, employees, global communities, stockholders and the environment.

View detailed goal descriptions at: www.dow.com/sustainability

OUR PERFORMANCE

Sustainable Chemistry

GOAL: Double the percentage of sales to 10 percent for products that are highly advantaged by sustainable chemistry


1.71
1.69
3.42
4.30
07 08 09 10 11 12 13 14 15

Percent of Sales with Sustainable Chemistry Advantages

Local Protection of Human Health and the Environment

GOAL: Achieve, on average, a 75 percent improvement of key indicators for Environment, Health & Safety operating excellence from the 2005 baseline


2.57
0.52
0.48
0.38
0.40
0.30
0.33
0.30
94 05 06 07 08 09 10 11 12 13 14 15

Injury and Illness
(recordable incidents per 200,000 work hours)

Product Safety Leadership

GOAL: Publish Product Safety Assessments for all products


0
7
23
33
48
69
78
05 06 07 08 09 10 11 12 13 14 15

Percent of Sales Covered by Assessments


72
55
63
69
33
37
19
05 06 07 08 09 10 11 12 13 14 15

Process Safety
(number of incidents)

Energy Efficiency and Conservation

GOAL: Reduce our energy intensity 25 percent

↳ Energy Intensity Reduction Savings (1990 – 3Q11)

- $24 billion
- More than 5,200 trillion Btu



7,000
6,750
6,500
6,250
6,000
5,750
5,500
5,250
5,000
4,750
4,500
4,250
4,000
3,750
3,500
Btu/lb
24
22
20
18
16
14
12
10
8
6
4
2
Cumulative $ Billions Savings
90 92 94 96 98 00 02 04 05 07 09 11

Energy Intensity Performance

KEY RECOGNITIONS

- Named to the **Dow Jones Sustainability World Index** for the 11th time
- Achieved **A+ Rating for Global Reporting Initiative** annual sustainability report
- Chosen to receive the 2012 Green Cross for Safety medal from the National Safety Council
- Achieved **advanced level reporting status** with United Nations Global Compact for corporate citizenship
- Named finalist with Habitat for Humanity International for the coveted **"Best Partnership Award"** presented by the U.S. Chamber of Commerce's Business Civic Leadership Center

Addressing Climate Change

GOAL: Maintain all greenhouse gas emissions below 2006 levels

↳ Target to establish 400 megawatt equivalents of clean power by 2025

- 200+ megawatts of low-carbon or renewable energy sourced to date

↳ Achieved more than 30 percent reduction of all GHG emissions from 1990

Contributing to Community Success

GOAL: Achieve individual community acceptance ratings of 100 percent for Dow sites where we have a major presence

↳ Success plans implemented at 10 major sites. Recent successful re-measures in Midland, Michigan; Stade, Germany; Terneuzen, The Netherlands; and Pittsburg, California; showed positive progress toward 2015 goals. Future re-measures are planned for Zhangjiagang, China; Aratu, Brazil; St. Charles/Plaquemine, Louisiana; Freeport, Texas; and Rhine Center, France/Germany.

Breakthroughs to World Challenges

GOAL: Achieve at least three breakthroughs that will significantly help solve world challenges

↳ In 2011, Dow continued to make significant progress in addressing world challenges. For example, Dow is investing in biopolymers for more sustainable packaging, reverse osmosis technology for cleaner water, and next-generation solar solutions such as performance-enhancing encapsulant films.



We are solutionists. We are Dow.

Energize. Innovate. Connect. Engage. These are some of the ways that Dow people are working to deliver solutions for human challenges. Our mission to passionately innovate what is essential to human progress is more than words on paper. It is a powerful premise that drives our strategy, guides our investments and produces sustainable growth for our customers. Together, we are solutionists. **We are Dow.**

Vision

To be the most profitable and respected science-driven chemical company in the world

Mission

To passionately innovate what is essential to human progress by providing sustainable solutions to our customers

Corporate Strategy

Preferentially invest in a portfolio of technology-integrated, market-driven performance businesses that create value for our stockholders and growth for our customers

Manage a portfolio of asset-integrated, building-block businesses to generate value for our downstream portfolio

Values

Integrity

Respect for People

Protecting Our Planet

Strategic Themes

Financial Discipline

Sustainability

People

Innovation and Growth

SEC Mail Processing Section
MAR 30 2012
Washington, DC
123

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 10-K

ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended **DECEMBER 31, 2011**

Commission file number: **1-3433**

THE DOW CHEMICAL COMPANY

(Exact name of registrant as specified in its charter)

Delaware	**38-1285128**
State or other jurisdiction of incorporation or organization	(I.R.S. Employer Identification No.)

2030 DOW CENTER, MIDLAND, MICHIGAN 48674

(Address of principal executive offices) (Zip Code)

Registrant's telephone number, including area code: **989-636-1000**

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Name of each exchange on which registered
Common Stock, par value $2.50 per share	New York and Chicago Stock Exchanges
Debentures, 6.85%, final maturity 2013	New York Stock Exchange

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.
☑ Yes ☐ No

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Act.
☐ Yes ☑ No

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. ☑ Yes ☐ No

Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files). ☑ Yes ☐ No

Indicate by check mark if disclosure of delinquent filers pursuant to Item 405 of Regulation S-K is not contained herein, and will not be contained, to the best of the registrant's knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-K or any amendment to this Form 10-K. ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See the definitions of "large accelerated filer," "accelerated filer" and "smaller reporting company" in Rule 12b-2 of the Exchange Act.
Large accelerated filer ☑ Accelerated filer ☐ Non-accelerated filer ☐ Smaller reporting company ☐

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Act). ☐ Yes ☑ No

The aggregate market value of voting common stock held by non-affiliates as of June 30, 2011 (based upon the closing price of $36.00 per common share as quoted on the New York Stock Exchange), was approximately $42.4 billion. For purposes of this computation, it is assumed that the shares of voting stock held by Directors, Officers and the Rohm and Haas Master Trust would be deemed to be stock held by affiliates. Non-affiliated common stock outstanding at June 30, 2011 was 1,177,508,085 shares.

Total common stock outstanding at January 31, 2012 was 1,185,372,310 shares.

DOCUMENTS INCORPORATED BY REFERENCE

Part III: Proxy Statement for the Annual Meeting of Stockholders to be held on May 10, 2012.

The Dow Chemical Company

ANNUAL REPORT ON FORM 10-K
For the fiscal year ended December 31, 2011

TABLE OF CONTENTS

THE COMPANY

The Dow Chemical Company was incorporated in 1947 under Delaware law and is the successor to a Michigan corporation, of the same name, organized in 1897. Except as otherwise indicated by the context, the terms "Company" or "Dow" as used herein mean The Dow Chemical Company and its consolidated subsidiaries. On April 1, 2009, the merger of Rohm and Haas Company ("Rohm and Haas") with a subsidiary of the Company was completed, and Rohm and Haas became a wholly owned subsidiary of Dow.

Dow is a diversified, worldwide manufacturer and supplier of products used primarily as raw materials in the manufacture of customer products and services. The Company serves the following industries: appliance; automotive; agricultural; building and construction; chemical processing; electronics; furniture; housewares; oil and gas; packaging; paints, coatings and adhesives; personal care; pharmaceutical; processed foods; pulp and paper; textile and carpet; utilities; and water treatment.

The Company's principal executive offices are located at 2030 Dow Center, Midland, Michigan 48674, telephone 989-636-1000. Its Internet website address is *www.dow.com.* All of the Company's filings with the U.S. Securities and Exchange Commission are available free of charge through the Investor Relations page on this website, immediately upon filing. The Company's website and its content are not deemed incorporated by reference into this report.

BUSINESS AND PRODUCTS

Corporate Profile

Dow combines the power of science and technology to passionately innovate what is essential to human progress, connecting chemistry and innovation with the principles of sustainability to help address many of the world's most challenging problems such as the need for clean water, affordable housing, healthy foods and renewable energy. Dow's diversified portfolio delivers a broad range of technology-based products and solutions to customers in approximately 160 countries and in high growth sectors such as electronics, water, energy, coatings and agriculture. In 2011, Dow had annual sales of $60.0 billion and employed approximately 52,000 people worldwide. The Company's more than 5,000 products are manufactured at 197 sites in 36 countries across the globe. The following descriptions of the Company's six operating segments include a representative listing of products for each business.

ELECTRONIC AND FUNCTIONAL MATERIALS

Applications: chemical mechanical planarization • chemical processing aids and intermediates • electronic displays • food and pharmaceutical processing and ingredients • home and personal care ingredients • hygiene and infection control • photolithography • printed circuit boards • process and materials preservation • semiconductor packaging • electronic and industrial finishing

Dow Electronic Materials is a leading global supplier of materials for chemical mechanical planarization (CMP); materials used in the production of electronic displays, including brightness films, diffusers, metalorganic light emitting diode (LED) precursors and organic light emitting diode (OLED) materials; products and technologies that drive leading edge semiconductor design; materials used in the fabrication of printed circuit boards; and integrated metallization processes critical for interconnection, corrosion resistance, metal finishing and decorative applications. These enabling materials are found in applications such as consumer electronics, flat panel displays and telecommunications. Dow Electronic Materials includes Display Technologies, Growth Technologies, Interconnect Technologies and Semiconductor Technologies.

- **Products**: ACuPLANE™ CMP slurries; AR™ antireflective coatings; AUROLECTROLESS™ immersion gold process; COPPER GLEAM™ acid copper plating products; CYCLOTENE™ advanced electronics resins; MICROFILL™ EVF Copper Via Fill; ENLIGHT™ products for photovoltaic manufacturers; EPIC™ immersion photoresists; INTERVIA™ photodielectrics for advanced packaging; OPTOGRADE™ metalorganic precursors; SOLDERON™ BP Tin Silver for lead-free wafer bumping; VISIONPAD™ CMP pads

Functional Materials is a portfolio of businesses characterized by a vast global footprint, a broad array of unique chemistries, multi-functional ingredients and technology capabilities, combined with key positions in the pharmaceuticals; food, home and personal care; and industrial specialty industries. These technology capabilities and market platforms enable the businesses to develop innovative solutions that address modern societal needs for clean water and air; material preservation; and improved health care, disease prevention, nutrition and wellness. Functional Materials includes Dow Home and Personal Care, Dow Microbial Control, Dow Wolff Cellulosics and Performance Additives.

- **Products and Services**: Acrolein derivatives; ACUDYNE™ hair fixative resins; ACULYN™ rheology modifiers; ACUMER™ scale inhibitors and dispersants; ACUSOL™ detergent polymers, dispersants, opacifiers and rheology modifiers; AMBERCHROM™ chromatography resins; ANGUS™ nitroalkanes and derivatives; AQUCAR™ water treatment microbiocides; ASC METATIN™ dimethyltin catalyst; AUTOMATE™ liquid dyes; BIOBAN™ biocide for material preservation; CELLOSIZE™ hydroxyethyl cellulose; CLEAR+STABLE™ carboxymethyl cellulose; Divinylbenzene; DUOLITE™ pharmaceutical grade resins; DURAGREEN™ and DURAPLUS™ floor care polymers; ECOSMOOTH™ silk conditioning polymers; ECOSURF™ biodegradable surfactants; ETHOCEL™ ethylcellulose polymers; GLUTEX™ sanitizers and cleaners; KATHON™ preservatives; KLARIX™ algicides; METHOCEL™ cellulose ethers; NEOLONE™ preservatives for personal care; OPULYN™ opacifiers; POLYOX™ water-soluble resins; PRIMENE™ amines; Quaternaries; SATISFIT™ Weight Care Technology; SILVADUR™ antimicrobial; Sodium borohydride products; SOFTCAT™ polymers; SOLTERRA™ Boost inorganic SPF booster; SOLTEX™ waterproofing polymer; SUNSPHERES™ SPF boosters; UCARE™ polymers; UCARHIDE™ opacifier; UCON™ fluids; VENPURE™ reducing agents; VERSENE™ chelating agents; Vinylbenzyl chloride; VINYZENE™ antimicrobials for plastics; WALOCEL™ cellulose polymers; WALSRODER™ nitrocellulose; ZinClear™ IM zinc oxide dispersions

The Electronic and Functional Materials segment also includes a portion of the Company's share of the results of Dow Corning Corporation, a joint venture of the Company.

COATINGS AND INFRASTRUCTURE SOLUTIONS
Applications: building and construction, insulation and weatherization, adhesives and sealants • cellulosic-based construction additives • construction materials (vinyl siding, vinyl windows, vinyl fencing) • solar shingles • flexible and rigid packaging • general mortars and concrete, cement modifiers and plasters, tile adhesives and grouts • house and traffic paints • metal coatings • pipeline coatings • transportation and corrosion protection • water purification

Dow Building and Construction is comprised of three global businesses - Dow Building Solutions, Dow Construction Chemicals and Dow Solar Solutions - that offer extensive lines of industry-leading insulation, housewrap, sealant and adhesive products and systems, as well as construction chemical solutions and building-integrated photovoltaics. Through its strong sales support, customer service and technical expertise, Dow Building Solutions provides meaningful solutions for improving the energy efficiency in homes and buildings today, while also addressing the industry's emerging needs and demands. Dow Construction Chemicals provides solutions for increased durability, greater water resistance and lower systems costs. As a leader in insulation solutions, the business' products help curb escalating utility bills, reduce a building's carbon footprint and provide a more comfortable indoor environment. Dow Solar Solutions is focused on developing the next generation of solar energy products to help solve global energy challenges.

- **Products**: AQUASET™ acrylic thermosetting resins; CELLOSIZE™ hydroxyethyl cellulose; DOW™ latex powders; FROTH-PAK™ polyurethane spray foam; GREAT STUFF™ polyurethane foam sealant; INSTA-STIK™ roof insulation adhesive; METHOCEL™, WALOCEL™ and CELLOSIZE™ cellulose ethers; DOW POWERHOUSE™ solar shingle; RHOPLEX™ and PRIMAL™ acrylic polymer emulsions; STYROFOAM™ brand insulation products (including extruded polystyrene and polyisocyanurate rigid foam sheathing products); THERMAX™ insulation; TILE BOND™ roof tile adhesive; WEATHERMATE™ weather barrier solutions (housewraps, sill pans, flashings and tapes)

Dow Coating Materials is the world's largest supplier of raw materials for architectural paints and industrial coatings. The business manufactures and delivers solutions that leverage high quality, technologically advanced product offerings for architectural paint and coatings, as well as, industrial coatings applications, including packaging, pipelines, wood, automotive, marine, maintenance and protective industries. The business is also the leader in the conversion of solvent to water-based technologies, which enable customers to offer more environmentally friendly products, including low volatile organic compound (VOC) paints and other sustainable coatings.

- **Products**: ACRYSOL™ Rheology Modifiers; AVANSE™, PRIMAL™, RHOPLEX™ and ROVACE™ Multi-functional Acrylic Binders; D.E.N.™ and D.E.R.™ Liquid and Epoxy Resins; DESIGNED DIFFUSION™ Technology for low-VOC wood and metal specialty coatings; DOWFAX™, ECOSURF™, TERGITOL™ and TRITON™ Surfactants; EVOQUE™ Pre-Composite Polymer Technology; ROPAQUE™ Opaque Polumers for advanced hiding; FASTRACK™ Binders for waterborne traffic paints; FORMASHIELD™ Formaldehyde-Abatement Technology; MAINCOTE™ Waterborne Acrylics; OUDRA™ for marine and protective coatings; PARALOID™ Solvent-borne Acrylics; ROPAQUE™ EZ Clean Technology for household stain resistance; TAMOL™ and OROTAN™ Dispersants; and VERSAIR™ Low VOC/Low Odor Technology

Dow Water and Process Solutions is a leading water purification and separation technology supplier, developing cost-effective technologies for water purification, desalination and separation solutions for specialty applications that make water safer, cleaner and more available; food better tasting; and pharmaceuticals more effective.

- **Products**: ADSORBSIA™ titanium-based media; AMBERJET™, AMBERLITE™, AMBERLYST™ and DOWEX™ ion exchange resins; AMBERLYST™ and DOWEX™ catalysts; DOW™ electrodeionization; DOW™ ultrafiltration; DOWEX OPTIPORE™ polymeric adsorbent resins; FILMTEC™ reverse osmosis and nanofiltration membrane elements

The **Performance Monomers** business produces specialty monomer products that are sold externally as well as consumed internally as building blocks used in downstream polymer businesses. The business' products are used in several applications, including cleaning materials, personal care products, paints, coatings and inks.

- **Products**: Acrylic acid/acrylic esters; ACUMER™, ACUSOL™, DURAMAX™, OPTIDOSE™, ROMAX™ and TAMOL™ dispersants; Methyl methacrylate

The Coatings and Infrastructure Solutions segment also includes a portion of the Company's share of the results of Dow Corning Corporation, a joint venture of the Company.

AGRICULTURAL SCIENCES
Applications: agricultural crop protection and pest management • seeds, traits (genes) and oils

Dow AgroSciences is a global leader in providing agricultural crop protection and plant biotechnology products, pest management solutions and healthy oils. The business invents, develops, manufactures and markets products for use in agriculture, industrial and commercial pest management, and food service.

- **Products**: AGROMEN™ seeds; BRODBECK™ seeds; CLINCHER™ herbicide; DAIRYLAND SEED™; DELEGATE™ insecticide; DITHANE™ fungicide; FORTRESS™ fungicide; GARLON™ herbicide; GLYPHOMAX™ herbicide; GRAND VALLEY HYBRIDS; GRANITE™ herbicide; HERCULEX™ I, HERCULEX™ RW and HERCULEX™ XTRA insect protection; HYLAND SEEDS™; KEYSTONE™ herbicides; LAREDO™ fungicide; LONTREL™ herbicide; LORSBAN™ insecticides; MILESTONE™ herbicide; MUSTANG™ herbicide; MYCOGEN™ seeds; NEXERA™ canola and sunflower seeds; PFISTER SEEDS™; PHYTOGEN™ cottonseeds; PRAIRIE BRAND SEEDS™; PROFUME™ gas fumigant; REFUGE ADVANCED™ powered by SmartStax®; RENZE SEEDS™; SENTRICON™ termite colony elimination system; SIMPLICITY™ herbicide; STARANE™ herbicide; TELONE™ soil fumigant; TORDON™ herbicide; TRACER™ NATURALYTE™ insect control; TRIUMPH™ seed; VIKANE™ structural fumigant; WIDESTRIKE™ insect protection

The Agricultural Sciences segment also includes the results of the AgroFresh business, providing a portfolio of products used for maintaining the freshness of fruits, vegetables and flowers.

PERFORMANCE MATERIALS
Applications: adhesives • aircraft and runway deicing fluids • appliances • automotive interiors, exteriors, under-the-hood and body engineered systems • bedding • caps and closures • carpeting • chelating agents • chemical intermediates • civil engineering • cleaning products • composites • construction • corrosion inhibitors • detergents, cleaners and fabric softeners • electrical castings, potting and encapsulation and tooling • electrical laminates • electronics • flavors and fragrances • flooring • footwear • furniture • gas treatment • gaskets and sealing components • heat transfer fluids • home and office furnishings • industrial coatings • manufactured housing and modular construction • mattresses • medical equipment • metalworking fluids • mining • packaging • pipe treatment • pressure sensitive adhesives • sealants • surfactants • transportation • vinyl exteriors • waterproofing membranes

The **Amines** business is the world's largest producer of ethanolamines and a leading global provider of ethyleneamines, isopropanolamines and chelants. These products are used in a wide variety of applications, including lube oil additives, wet-strength resins, metalworking fluids, liquid detergents, personal care products, and herbicide and fungicide formulations for the agricultural industry.

- **Products:** Alkyl alkanolamines; Ethanolamines; Ethyleneamines; Isopropanolamines; VERSENE™ chelating agents

The **Chlorinated Organics** business is the world's largest supplier of chlorinated organic products and services for intermediates, which are used in the production of fluoropolymers, refrigerants, methyl cellulose, quaternary ammonium compounds and silicones; solvents, which are used as process agents in chemicals manufacturing, surface preparation, dry cleaning and pharmaceuticals; and closed-loop delivery systems, which are used to help manage risks associated with chlorinated solvents.

- **Products**: Chloroform; Methyl chloride; Methylene chloride; Perchloroethylene; SAFECARE™ closed-loop delivery systems; Trichloroethylene; Vinylidene chloride

Dow Automotive Systems is a leading global provider of technology-driven solutions that meet consumer demands for vehicles that are safer, stronger, quieter, lighter, and more comfortable and stylish. The business provides adhesives, glass bonding systems, emissions control technology, performance plastics, polyurethane products and systems, films, fluids and acoustical management solutions to original equipment manufacturers and tier, aftermarket and commercial transportation customers. With offices and application development centers around the world, Dow Automotive Systems provides materials science expertise and comprehensive technical capabilities to its customers worldwide.

- **Products**: AERIFY™ diesel particulate filters; BETAFOAM™ NVH acoustical foams; BETAFORCE™ structural composite bonding systems; BETAMATE™ structural adhesives; BETASEAL™ glass bonding systems; BETATECH™ high performance elastic adhesive sealer; DOW™ polyethylene resins; ENGAGE™ polyolefin elastomers; IMPAXX™ energy management foam; INTEGRAL™ adhesive films; NORDEL™ hydrocarbon rubber; Premium brake fluids; ROBOND™ acrylic adhesives; SPECFLEX™ semi-flexible polyurethane foam systems; UCON™ fluids; VORAFORCE™ composite systems

Dow Formulated Systems manufactures and markets custom formulated, rigid and semi-rigid, flexible, integral skin and microcellular polyurethane foams and systems and tailor-made epoxy solutions and systems. These products are used in a broad range of applications, including appliances, athletic equipment, automotive, bedding, construction, decorative molding, furniture, shoe soles and wind turbines.

- **Products**: AIRSTONE™ epoxy systems; COMPAXX™ foam core systems; DIPRANE™ polyurethane elastomers; ENFORCER™ Technology and ENHANCER™ Technology for carpet and turf backing; HYPERKOTE™, TRAFFIDECK™ and VERDISEAL™ waterproofing systems; HYPERLAST™, DURAMOULD™ and DURELAST™ polyurethane systems; HYPOL™ hydrophilic polyurethane prepolymers; VORACOR™ rigid foam systems; VORATHERM™ polyisocyanurate; VORATRON™ electrical encapsulation systems

Dow Plastic Additives is a worldwide supplier of additives and solutions used in a large variety of applications ranging from construction materials and packaging containers to consumer appliances and electronics, business machines and automotive parts. These additives and solutions improve impact strength, clarity, chemical and heat resistance, weather resistance and color retention properties of base polymers. They also aid in the processing of plastics by increasing melt strength, heat stability and lubricity, thereby enabling plastics processors to achieve greater output rates and increased efficiency without loss of quality.

- **Products**: ACRYLIGARD™ CS capstock polymers; ADVALUBE™ specialty lubricants; ADVAPAK™ lubricant/stabilizer one-packs for vinyl pipe processing; ADVASTAB™ and ADVASTAB™ NEO thermal stabilizer; PARALOID™ and PARALOID™ EXL impact modifiers and processing aids; SURECEL™ foam cell promoters; TYRIN™ chlorinated polyethylene

The **Epoxy** business is a supplier of epoxy resins and intermediates that serves a diverse array of end-markets and applications, including electrical laminates, civil engineering, composites, infrastructure and consumer goods. The business is one of the most vertically-integrated epoxy suppliers in the world. This position helps provide cost advantages and economies of scale across the value chain, as well as dependable product and service delivery around the globe.

- **Products**: D.E.H.™ epoxy curing agents or hardeners; D.E.N.™ epoxy novolac resins; D.E.R.™ epoxy resins (liquids, solids and solutions); Epoxy intermediates (acetone, allyl chloride, epichlorohydrin and phenol); FORTEGRA™ epoxy tougheners; PROLOGIC™ epoxy specialty materials

The **Oxygenated Solvents** business is the world's largest producer of oxygenated solvents, with the leading position in butanol, E- and P-series glycol ethers, as well as several other products in its portfolio. The business offers the broadest range of solvents for servicing a diverse mix of end-use markets and applications, including paints and coatings, cleaning products, inks, electronics, pharmaceuticals, mining, personal care and other applications.

- **Products**: Acetic esters; Acetone derivatives; Aldehydes; Butyl CARBITOL™ and Butyl CELLOSOLVE™ solvents; Carboxylic acids; DOWANOL™ glycol ethers; ECOSOFT™ IK solvent; Oxo alcohols and acids; PROGLYDE™ DMM solvent; UCAR™ propionates

The **Polyglycols, Surfactants and Fluids** business is one of the world's leading suppliers of polyglycols and surfactants, with a broad range of products and technology and a proven record of performance and economy. The business also produces a broad line of lubricants, hydraulic fluids, aircraft deicing fluids and thermal fluids, with some of the most recognized brand names in the industry. Product applications include chemical processing, cleaning, heating, cooling, food and beverage processing, fuel additives, paints and coatings, pharmaceuticals and silicone surfactants.

- **Products**: CARBOWAX™ and CARBOWAX SENTRY™ polyethylene glycols and methoxypolyethylene glycols; DOW™ polypropylene glycols; DOW SYMBIO™ base fluid; DOWFAX™, TERGITOL™ and TRITON™ surfactants; DOWFROST™ and DOWTHERM™ heat transfer fluids; ECOSURF™ biodegradable surfactants; SYNALOX™ lubricants; UCAR™ deicing fluids; UCON™ fluids

The **Polyurethanes** business is a leading global producer of polyurethane raw materials. Dow's polyurethane products offer a broad range of solutions for flexible foam, rigid foam, coating, adhesive, sealant, and elastomer applications and are used in a variety of end-markets, including appliances, automotive, bedding, construction, electronics, flooring, footwear, furniture and packaging. The business is the leading global producer of propylene oxide (PO) and propylene glycol (PG) - offering PO via both a traditional process and a sustainable hydrogen peroxide to propylene oxide (HPPO) manufacturing technology, and a portfolio of PG products for a wide variety of applications.

- **Products**: ECHELON™ polyurethane prepolymer; ISONATE™ modified, pure and polymeric methylene diphenyl diisocyanate (MDI); PAPI™ polymeric MDI; Propylene glycol portfolio, including DOW PURAGUARD™ PG USP/EP, propylene glycol USP/EP, PG industrial grade, dipropylene glycol regular and LO + grades, and tripropylene glycol regular and acrylate grades; Propylene oxide; VORALUX™, VORAMER™, VORANOL™, VORANOL™ VORACTIV™ and VORATEC™ polyether and copolymer polyols; VORANATE™ isocyanate; VORASURF™ surfactants

The Performance Materials segment also includes the results of Dow Haltermann, a provider of world-class contract manufacturing services to companies in the fine and specialty chemicals and polymers industries (the business was fully divested by December 31, 2011); and Dow Oil and Gas, providing products for use in exploration and production, refining and gas processing, transportation, and fuel and lubricant performance. The segment also includes a portion of the results of the SCG-Dow Group, joint ventures of the Company.

Divestitures:

- On June 17, 2010, Dow sold Styron to an affiliate of Bain Capital Partners. Businesses and products sold within the Performance Materials segment included Emulsion Polymers (styrene-butadiene latex), supporting customers in paper and paperboard applications, as well as carpet and artificial turf backings; Synthetic Rubber; and certain products from Dow Automotive Systems; all of which were reported in the Performance Materials segment through the date of the divestiture (see Note E to the Consolidated Financial Statements).

- The Performance Materials segment also included a portion of the results of the OPTIMAL Group of Companies through the September 30, 2009 divestiture of this group of joint ventures (see Note E to the Consolidated Financial Statements).

PERFORMANCE PLASTICS

Applications: adhesives • agricultural films • appliances and appliance housings • automotive parts and trim • beverage bottles • bins, crates, pails and pallets • building and construction • coatings • consumer and durable goods • consumer electronics • disposable diaper liners • fibers and nonwovens • food and specialty packaging • hoses and tubing • household and industrial bottles • housewares • hygiene and medical films • industrial and consumer films and foams • information technology • leather, textile, graphic arts and paper • oil tanks and road equipment • plastic pipe • processing aids for plastic production • tapes and labels • toys, playground equipment and recreational products • wire and cable insulation and jacketing materials for power utility and telecommunications

Dow Elastomers offers a unique set of elastomer products for customers worldwide. The business is focused on delivering innovative solutions that allow for differentiated participation in multiple industries and applications. The business offers a broad range of performance elastomers and plastomers, specialty copolymers and synthetic rubber. Key applications include adhesives, automotive, building and construction, hygiene and medical, and consumer solutions.

- **Products**: AFFINITY™ polyolefin plastomers; ENGAGE™ polyolefin elastomers; INFUSE™ olefin block copolymers; NORDEL™ hydrocarbon rubber; VERSIFY™ plastomers and elastomers

Dow Electrical and Telecommunications is a leading global provider of products, technology, solutions and expertise that set standards for reliability, longevity, efficiency, ease of installation and protection used by the power and telecommunications industries in the transmission, distribution and consumption of power, voice, video and data. Dow Electrical and Telecommunications collaborates with cable manufacturers, OEMs, operators, utilities, municipalities, testing institutes and other organizations around the world to develop solutions that create value and that will sustain these industries for years to come.

- **Products**: ENDURANCE™ family of semiconductive and insulation material for power cable insulation; ECOLIBRIUM™ bio-based plasticizers; SI-LINK™ moisture crosslinkable polyethylene-based wire and cable insulation compounds; UNIGARD™ flame retardant compound for specialty wire and cable applications

Dow Packaging and Converting is a portfolio of businesses that primarily manufacture sticking and bonding solutions and specialty films for a wide range of applications, including adhesive tapes and paper labels, flexible packaging, film substrates, industrial and consumer films and foams, leather, rigid packaging, and textile and imaging. These products are supported with market recognized best-in-class technical support and end-use application knowledge. Many of the businesses' water-borne technologies are well-positioned to support environmentally preferred applications.

- **Products**: ADCOTE™ and AQUA-LAM™ laminating adhesives; AMPLIFY™ functional polymers; DOW™ Adhesive Film; DOW™ Medical Packaging Film; DOW™ very low density polyethylene; ENLIGHT™ polyolefin encapsulant films; INTEGRAL™ adhesive films; MOR-FREE™ solventless adhesives; NYLOPAK™ nylon barrier films; OPTICITE™ films; PRIMACOR™ copolymers; PROCITE™ window envelope films; ROBOND™ acrylic adhesives; SARAN™ barrier resins; SARANEX™ barrier films; SEALUTION™ peel polymers; SERFENE™ barrier coatings; Solvent-based polyurethanes and polyesters; TRENCHCOAT™ protective films; TRYCITE™ polystyrene film; TYBRITE™ clear packaging film; TYMOR™ tie resins

The **Polyethylene** business is the world's leading supplier of polyethylene-based solutions through sustainable product differentiation. With multiple catalyst and process technologies, the business offers customers one of the industry's broadest ranges of polyethylene resins. With its industry-leading portfolio of product and technology solutions, the business primarily serves performance packaging and hygiene and medical end-markets.

- **Products**: ASPUN™ fiber grade resins; ATTANE™ ultra low density polyethylene (ULDPE) resins; CONTINUUM™ bimodal polyethylene resins; DOW™ high density polyethylene (HDPE) resins; DOW™ low density polyethylene (LDPE) resins; DOWLEX™ polyethylene resins; ELITE™ enhanced polyethylene (EPE) resins; TUFLIN™ linear low density polyethylene (LLDPE) resins; UNIVAL™ HDPE resins

The **Polypropylene** business is a major global polypropylene supplier that provides a broad range of products and solutions tailored to customer needs by leveraging Dow's leading manufacturing and application technology, research and product development expertise, extensive market knowledge and strong customer relationships.

- **Products**: DOW™ homopolymer polypropylene resins; DOW™ impact copolymer polypropylene resins; DOW™ random copolymer polypropylene resins; INSPIRE™ performance polymers; UNIPOL™ PP process technology; SHAC™ and SHAC™ ADT catalyst systems

The Performance Plastics segment also includes the results of the Plastics Licensing and Catalyst business. The segment also includes the results of Equipolymers (through the July 1, 2011 merger with MEGlobal; see Note H to the Consolidated Financial Statements), Univation Technologies, LLC (which licenses the UNIPOL™ polyethylene process and sells related catalysts, including metallocene catalysts), as well as a portion of the results of EQUATE Petrochemical Company K.S.C., The Kuwait Olefins Company K.S.C. and the SCG-Dow Group, all joint ventures of the Company.

Divestitures:

- On June 17, 2010, Dow sold Styron to an affiliate of Bain Capital Partners. Businesses sold within the Performance Plastics segment included Styrenics (polystyrene, acrylonitrile butadiene styrene, styrene acrylonitrile and expandable polystyrene), a global leader in the production of polystyrene resins; Polycarbonate and Compounds and Blends; and the Company's 50-percent ownership interest in Americas Styrenics LLC, a nonconsolidated affiliate; all of which were reported in the Performance Plastics segment through the date of the divestiture (see Note E to the Consolidated Financial Statements).

- On July 27, 2011, the Company entered into a definitive agreement to sell its global Polypropylene business to Braskem SA; the transaction closed on September 30, 2011. The transaction did not include Dow's Polypropylene Licensing and Catalyst business. The Polypropylene business was reported in the Performance Plastics segment through the date of the divestiture (see Note E to the Consolidated Financial Statements).

FEEDSTOCKS AND ENERGY

Applications: agricultural products • alumina • automotive antifreeze and coolant systems • carpet and textiles • chemical processing • dry cleaning • household cleaners and plastic products • inks • metal cleaning • packaging, food and beverage containers • paints, coatings and adhesives • personal care products • petroleum refining • pharmaceuticals • plastic pipe • polymer and chemical production • power • protective packaging • pulp and paper manufacturing • soaps and detergents • water treatment

The **Chlor-Alkali/Chlor-Vinyl** business focuses on the production of chlorine for consumption by Dow's downstream derivative businesses, as well as production, marketing and supply of ethylene dichloride, vinyl chloride monomer and caustic soda. These products are used for applications such as alumina production, pulp and paper manufacturing, soaps and detergents, and building and construction. Dow is the world's largest producer of both chlorine and caustic soda.

- **Products**: Caustic soda; Chlorine; Ethylene dichloride (EDC); Hydrochloric acid; Vinyl chloride monomer (VCM)

The **Energy** business supplies power, steam and other utilities, principally for use in Dow's global operations.

- **Products**: Power, steam and other utilities

The **Ethylene Oxide/Ethylene Glycol** business is the world's largest producer of purified ethylene oxide, principally used in Dow's downstream performance derivatives. Dow is also a supplier of ethylene glycol to MEGlobal, a 50:50 joint venture and a world leader in the manufacture and marketing of merchant monoethylene glycol and diethylene glycol. Ethylene glycol is used in polyester fiber, polyethylene terephthalate (PET) for food and beverage container applications, polyester film, and aircraft and runway deicers.

- **Products**: Ethylene oxide (EO); Ethylene glycol (EG)

The **Hydrocarbons** business encompasses the procurement of natural gas liquids and crude oil-based raw materials, as well as the supply of monomers for derivative businesses. The business regularly sells its by-products and buys and sells products in order to balance regional production capabilities and derivative requirements. The business also sells products to certain Dow joint ventures. Dow is the world leader in the production of olefins and aromatics.

- **Products**: Benzene; Butadiene; Butylene; Cumene; Ethylene; Octene; Propylene; Styrene

The Feedstocks and Energy segment also includes the results of Compañía Mega S.A., MEGlobal and a portion of the results of EQUATE Petrochemical Company K.S.C., The Kuwait Olefins Company K.S.C. and the SCG-Dow Group, all joint ventures of the Company.

Divestitures:

- On June 17, 2010, Dow sold Styron to an affiliate of Bain Capital Partners. Businesses and products sold within the Feedstocks and Energy segment included certain styrene monomer assets, which were reported in the Feedstocks and Energy segment through the date of the divestiture (see Note E to the Consolidated Financial Statements).

- The Feedstocks and Energy segment also included a portion of the results of the OPTIMAL Group of Companies through the September 30, 2009 divestiture of this group of joint ventures (see Note E to the Consolidated Financial Statements).

Corporate includes the results of Ventures (which includes new business incubation platforms focused on identifying and pursuing new commercial opportunities); Venture Capital; non-business aligned technology licensing and catalyst activities; the Company's insurance operations and environmental operations; enterprise level mega project activities; and certain corporate overhead costs and cost recovery variances not allocated to the operating segments. In 2009, Corporate also included the results of the Salt business, which the Company acquired with the April 1, 2009 acquisition of Rohm and Haas and sold to K+S Aktiengesellschaft on October 1, 2009.

Industry Segments and Geographic Area Results

See Note Y to the Consolidated Financial Statements for information by operating segment and geographic area.

Competition

Historically, the chemical industry has operated in a competitive environment, and that environment is expected to continue. The Company experiences substantial competition in each of its operating segments and in each of the geographic areas in which it operates. In addition to other chemical companies, the chemical divisions of major national and international oil companies, advanced material suppliers, and producers of crop protection chemicals and agricultural biotechnology provide substantial competition in the United States and abroad. Dow competes worldwide on the basis of quality, technology, price and customer service, and for 2011, continued to be the largest U.S. producer of chemicals and plastics, in terms of sales.

Raw Materials

The Company operates in an integrated manufacturing environment. Basic raw materials are processed through many stages to produce a number of products that are sold as finished goods at various points in those processes.

The two major raw material streams that feed the integrated production of the Company's finished goods are chlorine-based and hydrocarbon-based raw materials.

Salt, limestone and natural brine are the base raw materials used in the production of chlor-alkali products and derivatives. The Company owns salt deposits in Louisiana and Texas; Alberta, Canada; Brazil; and Germany.

The Company purchases hydrocarbon raw materials including liquefied petroleum gases, naphtha, natural gas and condensate. These raw materials are used in the production of both saleable products and energy. The Company also purchases electric power, benzene, ethylene and propylene to supplement internal production. Expenditures for hydrocarbon feedstocks and energy accounted for 42 percent of the Company's production costs and operating expenses for the year ended December 31, 2011. The Company purchases these raw materials on both short- and long-term contracts.

Other significant raw materials include acetone, aniline, phenol, styrene, methanol, ammonia, formaldehyde, acetic acid and polystyrene. The Company purchases these raw materials on both short- and long-term contracts.

The Company had adequate supplies of raw materials during 2011, and expects to continue to have adequate supplies of raw materials in 2012.

Method of Distribution
All products and services are marketed primarily through the Company's sales force, although in some instances more emphasis is placed on sales through distributors.

Fourteen percent of the sales of the Feedstocks and Energy segment in 2011 were to one customer with which the Company has ongoing supply contracts. Other than sales to this customer, no significant portion of the business of any operating segment is dependent upon a single customer.

No single product accounted for more than 5 percent of the Company's consolidated net sales in 2011.

Research and Development
The Company is engaged in a continuous program of basic and applied research to develop new products and processes, to improve and refine existing products and processes, and to develop new applications for existing products. Research and development expenses were $1,646 million in 2011, $1,660 million in 2010 and $1,492 million in 2009. At December 31, 2011, the Company employed approximately 6,300 people in various research and development activities.

Patents, Licenses and Trademarks
The Company continually applies for and obtains U.S. and foreign patents and has a substantial number of pending patent applications throughout the world. At December 31, 2011, the Company owned 3,546 active U.S. patents and 14,574 active foreign patents as follows:

Patents Owned at December 31, 2011	*United States*	*Foreign*
Electronic and Functional Materials	927	3,006
Coatings and Infrastructure Solutions	630	3,027
Agricultural Sciences	556	1,983
Performance Materials	548	2,683
Performance Plastics	678	3,199
Feedstocks and Energy	34	211
Corporate	173	465
Total	3,546	14,574

Remaining Life of Patents Owned at December 31, 2011	*United States*	*Foreign*
Within 5 years	919	2,694
6 to 10 years	1,154	5,469
11 to 15 years	961	5,055
16 to 20 years	512	1,356
Total	3,546	14,574

Dow's primary purpose in obtaining patents is to protect the results of its research for use in operations and licensing. Dow is also party to a substantial number of patent licenses and other technology agreements. The Company had revenue related to patent and technology royalties totaling $437 million in 2011, $191 million in 2010 and $269 million in 2009. The Company incurred royalties to others of $114 million in 2011, $111 million in 2010 and $102 million in 2009. Dow also has a substantial number of trademarks and trademark registrations in the United States and in other countries, including the "Dow in Diamond" trademark. Although the Company considers that its patents, licenses and trademarks in the aggregate constitute a valuable asset, it does not regard its business as being materially dependent on any single or group of related patents, licenses or trademarks.

Principal Partly Owned Companies
Dow's principal nonconsolidated affiliates at December 31, 2011, including direct or indirect ownership interest for each, are listed below:

- Compañía Mega S.A. – 28 percent – an Argentine company that owns a natural gas separation and fractionation plant, which provides feedstocks to the Company's petrochemical plant located in Bahia Blanca, Argentina.
- Dow Corning Corporation – 50 percent – a U.S. company that manufactures silicone and silicone products. See Note N to the Consolidated Financial Statements for additional information.
- EQUATE Petrochemical Company K.S.C. – 42.5 percent – a Kuwait-based company that manufactures ethylene, polyethylene and ethylene glycol.
- The Kuwait Olefins Company K.S.C. – 42.5 percent – a Kuwait-based company that manufactures ethylene and ethylene glycol.
- MEGlobal – 50 percent – a company, headquartered in Dubai, United Arab Emirates, that manufactures and markets monoethylene glycol, diethylene glycol and polyethylene terephthalate resins.
- The SCG-Dow Group [consisting of Siam Polyethylene Company Limited – 49 percent; Siam Polystyrene Company Limited – 50 percent; Siam Styrene Monomer Co., Ltd. – 50 percent; Siam Synthetic Latex Company Limited – 50 percent] – Thailand-based companies that manufacture polyethylene, polystyrene, styrene and latex.
- Univation Technologies, LLC – 50 percent – a U.S. limited liability company that develops, markets and licenses polyethylene process technology and related catalysts.

See Note H to the Consolidated Financial Statements for additional information.

Financial Information About Foreign and Domestic Operations and Export Sales
In 2011, the Company derived 68 percent of its sales and had 50 percent of its property investment outside the United States. While the Company's international operations may be subject to a number of additional risks, such as changes in currency exchange rates, the Company does not regard its foreign operations, on the whole, as carrying any greater risk than its operations in the United States. Information on sales and long-lived assets by geographic area for each of the last three years appears in Note Y to the Consolidated Financial Statements, and discussions of the Company's risk management program for foreign exchange and interest rate risk management appear in Part I, Item 1A. Risk Factors; Part II, Item 7A. Quantitative and Qualitative Disclosures About Market Risk; and Note J to the Consolidated Financial Statements.

Protection of the Environment
Matters pertaining to the environment are discussed in Part I, Item 1A. Risk Factors; Part II, Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations; and Notes A and N to the Consolidated Financial Statements.

Employees
Personnel count was 51,705 at December 31, 2011, 49,505 at December 31, 2010 and 52,195 at December 31, 2009. Headcount increased from year-end 2010 primarily due to the hiring of additional employees to support the Company's growth initiatives. Personnel count at December 31, 2010 was down from 52,195 at December 31, 2009, primarily due to divestitures, including Styron, the Powder Coatings business and a portion of the Company's acrylic monomer and specialty latex businesses, as well as actions taken related to the integration of Rohm and Haas and previously announced restructuring plans.

Other Activities
Dow engages in the property and casualty insurance and reinsurance business primarily through its Liana Limited subsidiaries.

EXECUTIVE OFFICERS OF THE REGISTRANT

Set forth below is information related to the Company's executive officers as of February 11, 2012.

WILLIAM F. BANHOLZER, 55. EXECUTIVE VICE PRESIDENT, VENTURES, NEW BUSINESS DEVELOPMENT & LICENSING AND CHIEF TECHNOLOGY OFFICER. Employee of Dow since 2005. General Electric Company, Chemical Engineer 1983-1989. Laboratory Manager and Leader R&D Center 1989-1992. Engineering Manager of Superabrasives Business 1992-1997. Vice President of Global Engineering, GE Lighting 1997-1999. Vice President of Global Technology, GE Advanced Materials 1999-2005. Dow Corporate Vice President and Chief Technology Officer 2005-2009. Executive Vice President and Chief Technology Officer 2009 to date. Ventures, New Business Development & Licensing May 2009 to date. Director of Dow Corning Corporation,* Dow Kokam LLC* and Mycogen Corporation.* Member of the Dow AgroSciences LLC* Members Committee and the Dow Corning Corporation Corporate Responsibility Committee. Elected to the U.S. National Academy of Engineering ("NAE") 2002. Elected NAE Councilor 2005. Member of American Chemical Society and American Institute of Chemical Engineers. Advisory Board member for chemistry and chemical engineering at the University of California, Berkeley, and chemical engineering at the University of Wisconsin.

RONALD C. EDMONDS, 54. VICE PRESIDENT AND CONTROLLER. Employee of Dow since 1992. Arthur Andersen & Co. 1979-1982. The Upjohn Company 1982-1991. Chiquita Brands International 1991-1992. Dow Latin America Audit Manager 1992-1994. Latin America Payables Controller 1994-1997. Global Payables Controller 1997-1998. Global Procurement Service Center Leader 1998-2001. Global Accounting Director 2001-2007. Business Finance Vice President for Performance Plastics and Chemicals and Market Facing Businesses 2007 to June 2009. Vice President and Assistant Controller July 2009 to November 2009. Vice President and Controller November 2009 to date. Director of Dorinco Reinsurance Company,* DSL Holdings Inc.* and Liana Limited.* Director of the Midland Center for the Arts. Member of Financial Executives International Committee on Corporate Reporting, the American Institute of Certified Public Accountants and the Michigan Association of Certified Public Accountants.

JAMES R. FITTERLING, 50. EXECUTIVE VICE PRESIDENT AND PRESIDENT, FEEDSTOCKS & ENERGY AND CORPORATE DEVELOPMENT. Employee of Dow since 1984. Commercial Director Liquid Separation Dow Pacific 1994-1998. Global Business Director Liquid Separations and President and Chief Executive Officer of FilmTec Corporation* 1998-2000. Chief Executive Officer of The OPTIMAL Group (a former group of joint ventures of the Company) 2002-2005 with added responsibility for the Southeast Asia and Australia region in 2004. Business Vice President Polyethylene 2005-2007. President Basic Plastics 2007-2009. Vice President Corporate Development 2009 to August 2010. Dow Executive Vice President and President, Plastics and Hydrocarbons August 2010 to September 2011. Dow Executive Vice President and President, Feedstocks & Energy and Corporate Development September 2011 to date. Chairman and Director of Univation Technologies, LLC.* Board member of Chemical Financial Corporation and the Midland Country Club.

GREGORY M. FREIWALD, 58. EXECUTIVE VICE PRESIDENT, HUMAN RESOURCES AND CORPORATE AFFAIRS, AND AVIATION. Employee of Dow since 1979. Human Resources Manager, Chemical & Performance Business-U.S. Region 1992-1993. Human Resources Director for Executive, Finance, Law and Corporate 1993-1994. Latin America Human Resources and Quality Performance Director 1994-1996. Latin America Human Resources Leader and PBBPolisur S.A.* Human Resources Integration Leader 1996-1997. Global Human Resources, Resources Center Director 1997-2001. Senior Human Resources Director for Global Human Resources, Resource Center and Human Resources Director for Geographic Council 2001-2004. Human Resources Vice President, Operations 2004-2005. Human Resources Vice President 2005-2006. Vice President, Corporate Affairs and Executive Compensation 2006-2007. Senior Vice President, Human Resources and Corporate Affairs 2008-2009. Executive Vice President, Human Resources, Corporate Affairs and Aviation 2009 to date.

HEINZ HALLER, 56. EXECUTIVE VICE PRESIDENT AND CHIEF COMMERCIAL OFFICER. Employee of Dow 1980-1994 and since 2006. Marketing manager, Chlorinated Solvents 1984-1985. Frankfurt Sales office manager and Regional manager, Emulsion Polymers and Specialty Chemicals 1986-1989. Dow business operations manager, Emulsion Polymers, New Ventures and Plastic Lined Pipe 1989-1992. Global business director, Emulsion Polymers 1993-1994. Managing Director and member of the board, OMYA-Plüss-Staufer AG 1994-1999. Chief Executive Officer, Red Bull Sauber AG and Sauber Petronas Engineering AG 2000-2002. Managing Director, Allianz Capital Partners GmbH 2002-2006. Dow Corporate Vice President, Strategic Development and New Ventures 2006-2007. Executive Vice President, Performance Plastics and Chemicals 2007-2009. Executive Vice President, Health, Agriculture and Infrastructure Group February 2009 to May 2009. Executive Vice President, Performance Systems May 2009 to August 2010. Chief Commercial Officer August 2010 to date. Director of Mycogen Corporation,* Dow Kokam LLC* and Dow Corning Corporation.* Chairman of the Dow AgroSciences LLC* Members Committee. Director of the Michigan Molecular Institute. Board member of BioAmber, Inc.

JOE E. HARLAN, 52. EXECUTIVE VICE PRESIDENT, PERFORMANCE MATERIALS. Employee of Dow since September 2011. Director of Business Development, General Electric Plastics Europe 1992-1994. Director of Finance, General Electric Appliance, Asia 1994-1997. Director of Finance, General Electric Medical Systems, Asia 1997-1999. Vice President and Chief Financial Officer, General Electric Lighting 1999-2001. Vice President, Financial Planning and Analysis, 3M Company 2001-2002. Chairman, Executive Vice President, Sumitomo 3M Limited 2002-2003. Chief Executive Officer and President, Sumitomo 3M Limited 2003-2004. Executive Vice President of Electro and Communications Business, 3M Company 2004-2009. Executive Vice President of Consumer & Office Business, 3M Company 2009-August 2011. Dow Executive Vice President, Performance Materials September 2011 to date. Director of Flowserve Corporation. Member of the Deans Advisory Council, Kelly School of Business, Indiana University.

CHARLES J. KALIL, 60. EXECUTIVE VICE PRESIDENT, LAW AND GOVERNMENT AFFAIRS, GENERAL COUNSEL AND CORPORATE SECRETARY. Employee of Dow since 1980. U.S. Department of Justice - Assistant U.S. Attorney, Eastern District of Michigan 1977-1980. Attorney, Environmental Litigation 1980-1982. General Counsel of Petrokemya (a former 50:50 joint venture of the Company) 1982-1983. Regional Counsel to Middle East/Africa 1983-1986. Senior Attorney 1986-1987. Litigation Staff Counsel and Group Leader 1987-1990. Senior Financial Law Counsel, Mergers and Acquisitions 1990-1992. General Counsel and Area Director of Government and Public Affairs for Dow Latin America 1992-1997. Special Counsel and Manager of INSITE™ legal issues 1997-2000. Assistant General Counsel for Corporate and Financial Law 2000-2003. Associate General Counsel for Corporate Legal Affairs 2003-2004. Dow Corporate Vice President and General Counsel 2004-2007. Senior Vice President and General Counsel 2007-2008. Executive Vice President and General Counsel 2008 to date. Corporate Secretary 2005 to date. Board member of Dow Corning Corporation,* Dorinco Reinsurance Company,* and Liana Limited.* Member of the Conference Board's Council of Chief Legal Officers. Member of the American Bar Association, District of Columbia Bar and the State Bar of Michigan. Board member of Institute for Legal Reform, U.S. Chamber of Commerce. Recipient of 2010 Bridge Builder of the Year Award, American Arab Chamber of Commerce.

DAVID E. KEPLER, 59. EXECUTIVE VICE PRESIDENT, BUSINESS SERVICES, CHIEF SUSTAINABILITY OFFICER AND CHIEF INFORMATION OFFICER. Employee of Dow since 1975. Computer Services Manager of Dow U.S.A. Eastern Division 1984-1988. Commercial Director of Dow Canada Performance Products 1989-1991. Director of Pacific Area Information Systems 1991-1993. Manager of Information Technology for Chemicals and Plastics 1993-1994. Director of Global Information Systems Services 1994-1995. Director of Global Information Application 1995-1998. Vice President 1998-2000. Chief Information Officer 1998 to date. Corporate Vice President with responsibility for eBusiness 2000 to date. Responsibility for Advanced Electronic Materials 2002-2003. Responsibility for Business Services - Customer Service, Information Systems, Purchasing, Six Sigma, Supply Chain 2004 to date. Senior Vice President with added responsibility for Environment, Health & Safety 2006 to date. Chief Sustainability Officer 2007 to date. Executive Vice President 2008 to date. Director of Dorinco Reinsurance Company* and Liana Limited.* Director of Teradata Corporation. Chairman of the MidMichigan Innovation Center Board of Directors. Member of U.S. Chamber of Commerce Board of Directors and American Chemistry Council Board of Directors. Member of the U.S. National Infrastructure Advisory Council, the American Chemical Society, the American Institute of Chemical Engineers, and the University of California Board of Trustees.

ANDREW N. LIVERIS, 57. PRESIDENT, CHIEF EXECUTIVE OFFICER AND CHAIRMAN. DIRECTOR SINCE 2004. Employee of Dow since 1976. General manager of Dow's Thailand operations 1989-1992. Group business director for Emulsion Polymers and New Ventures 1992-1993. General manager of Dow's start-up businesses in Environmental Services 1993-1994. Vice President of Dow's start-up businesses in Environmental Services 1994-1995. President of Dow Chemical Pacific Limited* 1995-1998. Vice President of Specialty Chemicals 1998-2000. Business Group President for Performance Chemicals 2000-2003. President and Chief Operating Officer 2003-2004. President and Chief Executive Officer 2004 to date and Chairman 2006 to date. Director of International Business Machines Corporation. Chairman of the International Council of Chemical Associations. Vice Chairman of the U.S. Business Council and the Business Roundtable. Past Chairman of the U.S.-China Business Council and American Chemistry Council. Co-Chair of the President's Advanced Manufacturing Partnership. Member of the President's Export Council, the American Australian Association, the U.S.-India CEO Forum, and the Peterson Institute for International Economics. Member of the Board of Trustees of Tufts University.

JAMES D. MCILVENNY, 53. SENIOR VICE PRESIDENT, CHAIRMAN OF SADARA PROJECT OFFICE. Employee of Dow since 1982. Business Manager Separation Systems 1989-1994. Director of Marketing, Sales and Service Liquid Separations 1994-1995. Global Business Director Liquid Separations 1995-1998. President and Chief Executive Officer FilmTec Corporation* 1995-1998. President and Chief Executive Officer Hampshire Chemical Corp.* 1998-2001. Business Vice President Specialty Polymers 2001-2004. President Greater China 2004-2006. President Dow Asia Pacific and Greater China 2006-2008. Senior Vice President Performance Products 2009 to August 2010. Dow Group Senior Vice President, Mega Projects August 2010 to September 2011. Senior Vice President, Chairman of Sadara Project Office September 2011 to date.

GEOFFERY E. MERSZEI, 60. EXECUTIVE VICE PRESIDENT; PRESIDENT OF DOW EUROPE, MIDDLE EAST AND AFRICA; AND CHAIRMAN OF DOW EUROPE. Employee of Dow 1977-2001 and since 2005. Dow Middle East/Africa Credit Manager 1977-1980. Dow Asia Pacific Credit Manager 1980-1982. Dow Asia Pacific Finance and Credit Manager 1982-1983. Dow Germany and Eastern Europe Treasurer 1983-1986. Dow Foreign Exchange Manager 1986-1988. Director of Finance for Dow Asia Pacific 1988-1991. Director of Finance/Treasurer for Dow Europe 1991-1996. Dow Vice President and Treasurer 1996-2001. Alcan, Inc., Executive Vice President and Chief Financial Officer 2001-2005. Dow Executive Vice President and Chief Financial Officer 2005-2009. Board member of The Dow Chemical Company 2005-2009. President of Dow Europe, Middle East and Africa, and Chairman of Dow Europe 2009 to date. Member of the European Chemical Industry Council Board and Executive Committee.

JEROME A. PERIBERE, 57. EXECUTIVE VICE PRESIDENT AND PRESIDENT AND CHIEF EXECUTIVE OFFICER, DOW ADVANCED MATERIALS. Employee of Dow since 1977. Regional Marketing Manager of Eastern Europe 1982-1985. Regional Manager for the Middle East and Africa 1985-1988. European Agricultural Business Director 1988-1989. European Agricultural Commercial Director 1989-1993. Agricultural Global Commercial Director 1993-1997. Corporate Strategy Leader for Dow AgroSciences LLC* 1997-1998. Vice President of Weed Management Global Business Unit and European Trade Area 1998-2002. Vice President Agricultural Chemicals 2002-2004. President and Chief Executive Officer of Dow AgroSciences LLC* 2004-2009. Dow Senior Vice President 2009-2010. Dow Executive Vice President and President and Chief Executive Officer, Dow Advanced Materials 2010 to date. Board member of BMO Financial Corporation and the United Way of Southeastern Pennsylvania. Member of the Greater Philadelphia Chamber of Commerce.

FERNANDO RUIZ, 56. CORPORATE VICE PRESIDENT AND TREASURER. Employee of Dow since 1980. Treasurer, Ecuador Region 1982-1984. Treasurer, Mexico Region 1984-1988. Financial Operations Manager, Corporate Treasury 1988-1991. Assistant Treasurer, USA Area 1991-1992. Senior Finance Manager, Corporate Treasury 1992-1996. Assistant Treasurer 1996-2001. Corporate Director of Insurance and Risk Management 2001. Corporate Vice President and Treasurer 2001 to date. President and Chief Executive Officer, Liana Limited* and Dorinco Reinsurance Company* 2001 to date. President of Dow Credit Corporation* 2001 to date. Director of Dow Financial Services Inc.* Member of Financial Executives International. Board member of DeVry, Inc. and Federal Reserve Bank of Chicago, Detroit Branch.

HOWARD I. UNGERLEIDER, 43. SENIOR VICE PRESIDENT, PRESIDENT PERFORMANCE PLASTICS. Employee of Dow since 1990. Market Manager, Dow Food & Specialty Packaging, Europe 1997-2000. Business Director, Wire and Cable Compounds 2000-2004. Global Director, Integrated Supply Chain, Plastics, Performance Chemicals and Thermosets 2004-2006. North American Commercial Vice President, Basic Plastics 2006-2008. Vice President, Investor Relations 2008 to March 2011. Senior Vice President and President, Performance Plastics March 2011 to date. Director, Sadara Chemical Company.* Director, Wolverine Bancorp and Keep America Beautiful. Vice President, Development and Executive Committee Member, Lake Huron Area Council, Boy Scouts of America.

WILLIAM H. WEIDEMAN, 57. EXECUTIVE VICE PRESIDENT AND CHIEF FINANCIAL OFFICER. Employee of Dow since 1976. Controller of Texas Operations 1994-1996. Global Business Controller for Specialty Chemicals 1996-1998. Global Finance Director for Specialty Chemicals 1998-2000. Global Finance Director for Performance Chemicals 2000-2004. Finance Vice President, Chemicals and Intermediates and Dow Ventures 2004-2006. Group Finance Vice President for Basic Chemicals and Plastics Portfolio 2006. Vice President and Controller 2006 to November 2009. Vice President and Interim Chief Financial Officer November 2009 to March 2010. Dow Executive Vice President and Chief Financial Officer March 2010 to date. Director of Dow Corning Corporation,* Dorinco Reinsurance Company* and Liana Limited.* Member of the Dow AgroSciences LLC* Members Committee. Director of the Dow Chemical Employees' Credit Union and Family and Children's Services of Midland. Board and finance committee member of Mid Michigan Health. Member of Central Michigan University Accounting Advisory Committee and Central Michigan University Development Board.

CAROL A. WILLIAMS, 53. EXECUTIVE VICE PRESIDENT AND PRESIDENT, MANUFACTURING & ENGINEERING. Employee of Dow since 1980. Director of Analytical Science Lab 1993-1995. Global R&D Director Epoxy Products and Intermediates Business 1995-1999. North America Chlor-Alkali Assets Business Operations Leader, Site Leader 1999-2000. Business Vice President Chlor-Alkali Assets 2000-2003. Vice President Global Purchasing 2003-2004. R&D Vice President Hydrocarbons & Energy, Chemicals & Intermediates and Corporate R&D 2004-2005. Vice President Business Development Market Facing Businesses 2005-2006. Vice President R&D, Performance Plastics & Chemicals Portfolio 2006-2007. Corporate Vice President Market Facing, Business Development and Licensing 2007-2008. Senior Vice President Basic Chemicals Division 2008 to August 2010. Dow Group Senior Vice President and President, Chemicals and Energy Division August 2010 to September 2011. Executive Vice President and President, Manufacturing & Engineering September 2011 to date. Advisory Board member Engineering Department at Carnegie Mellon University. Member of Society of Women Engineers. Member of American Institute of Chemical Engineers. Director of Zep Inc.

* A number of Company entities are referenced in the biographies and are defined as follows. Some of these entities have had various names over the years. The names and relationships to the Company, unless otherwise indicated, are stated in this footnote as they existed as of February 11, 2012. Sadara Chemical Company - ultimately 35 percent owned by Dow. Dow Kokam LLC - ultimately 49.28% percent owned by Dow. Dow Corning Corporation and Univation Technologies, LLC - companies ultimately 50 percent owned by Dow. Dorinco Reinsurance Company; Dow AgroSciences LLC; Dow Chemical Pacific Limited; Dow Credit Corporation; Dow Financial Services Inc.; DSL Holdings Inc.; FilmTec Corporation; Hampshire Chemical Corp.; Liana Limited; Mycogen Corporation; and PBBPolisur S.A. - all ultimately wholly owned subsidiaries of Dow. Ownership by Dow described above may be either direct or indirect.

RISK FACTORS

The factors described below represent the Company's principal risks.

Global Economic Conditions: The Company operates in a global, competitive environment, which gives rise to operating and market risk exposure.
The Company sells its broad range of products and services in a competitive, global environment, and competes worldwide for sales on the basis of product quality, price, technology and customer service. Increased levels of competition could result in lower prices or lower sales volume, which could have a negative impact on the Company's results of operations.

Economic conditions around the world and in certain industries in which the Company does business also impact sales prices and volume. As a result, an economic downturn in the geographic areas or industries in which Dow sells its products could reduce demand for these products and result in decreased sales volume, which could have a negative impact on Dow's results of operations.

In addition, volatility and disruption of financial markets could limit customers' ability to obtain adequate financing to maintain operations, which could result in a decrease in sales volume and have a negative impact on Dow's results of operations. The Company's global business operations also give rise to market risk exposure related to changes in foreign exchange rates, interest rates, commodity prices and other market factors such as equity prices. To manage such risks, Dow enters into hedging transactions pursuant to established guidelines and policies. If Dow fails to effectively manage such risks, it could have a negative impact on the Company's results of operations.

The economic environment impacts the fair value of pension and insurance assets, which could trigger increased future funding requirements of the pension trusts and could result in other-than-temporary impairment losses for certain insurance assets.

Financial Obligations and Credit Markets: Market conditions could reduce the Company's flexibility to respond to changing business conditions or fund capital needs.
Interest and dividend payments could increase the Company's vulnerability to adverse economic conditions and reduce the Company's flexibility to respond to changing business and economic conditions or to fund capital expenditures or working capital needs. In addition, the economic environment could result in a contraction in the availability of credit in the marketplace and reduce sources of liquidity for the Company. This could result in higher borrowing costs.

Raw Materials: Availability of purchased feedstocks and energy and the volatility of these costs impact Dow's operating costs and add variability to earnings.
The Company purchases hydrocarbon raw materials including liquefied petroleum gases, naphtha, natural gas and condensate. The Company also purchases electric power, benzene, ethylene and propylene to supplement internal production, as well as other raw materials. If the Company's key suppliers are unable to provide the raw materials required for production, it could have a negative impact on Dow's results of operations.

Purchased feedstock and energy costs account for a substantial portion of the Company's total production costs and operating expenses. While the Company uses its feedstock flexibility and financial and physical hedging programs to lower overall feedstock costs, when these costs increase the Company is not always able to immediately raise selling prices; and, ultimately, the ability to pass on underlying cost increases is greatly dependent on market conditions. Conversely, when these costs decline, selling prices decline as well. As a result, volatility in these costs could negatively impact the Company's results of operations.

Supply/Demand Balance: Earnings generated by the Company's basic chemical and plastic products vary based in part on the balance of supply relative to demand within the industry.
The balance of supply relative to demand within the industry may be significantly impacted by the addition of new capacity, especially for basic commodities where capacity is generally added in large increments as world-scale facilities are built. This may disrupt industry balances and result in downward pressure on prices due to the increase in supply, which could negatively impact the Company's results of operations.

Litigation: The Company is party to a number of claims and lawsuits arising out of the normal course of business with respect to commercial matters including product liability, governmental regulation and other actions.
Certain of the claims and lawsuits facing the Company purport to be class actions and seek damages in very large amounts. All such claims are contested. With the exception of the possible effect of the asbestos-related liability of Union Carbide Corporation ("Union Carbide"), described below, it is the opinion of the Company's management that the possibility is remote that the aggregate of all such claims and lawsuits will have a material adverse impact on the Company's consolidated financial statements.

Union Carbide is and has been involved in a large number of asbestos-related suits filed primarily in state courts during the past three decades. At December 31, 2011, Union Carbide's asbestos-related liability for pending and future claims was $668 million ($728 million at December 31, 2010) and its receivable for insurance recoveries related to the asbestos liability was $40 million ($50 million at December 31, 2010). At December 31, 2011, Union Carbide also had receivables of $178 million ($248 million at December 31, 2010) for insurance recoveries for defense and resolution costs. It is the opinion of the Company's management that it is reasonably possible that the cost of Union Carbide disposing of its asbestos-related claims, including future defense costs, could have a material impact on the Company's results of operations and cash flows for a particular period and on the consolidated financial position of the Company.

Environmental Compliance: The costs of complying with evolving regulatory requirements could negatively impact the Company's financial results. Actual or alleged violations of environmental laws or permit requirements could result in restrictions or prohibitions on plant operations, substantial civil or criminal sanctions, as well as the assessment of strict liability and/or joint and several liability.
The Company is subject to extensive federal, state, local and foreign laws, regulations, rules and ordinances relating to pollution, protection of the environment, greenhouse gas emissions, and the generation, storage, handling, transportation, treatment, disposal and remediation of hazardous substances and waste materials. At December 31, 2011, the Company had accrued obligations of $733 million ($607 million at December 31, 2010) for probable environmental remediation and restoration costs, including $69 million ($59 million at December 31, 2010) for the remediation of Superfund sites. This is management's best estimate of the costs for remediation and restoration with respect to environmental matters for which the Company has accrued liabilities, although it is reasonably possible that the ultimate cost with respect to these particular matters could range up to approximately twice that amount. Costs and capital expenditures relating to environmental, health or safety matters are subject to evolving regulatory requirements and depend on the timing of the promulgation and enforcement of specific standards which impose the requirements. Moreover, changes in environmental regulations could inhibit or interrupt the Company's operations, or require modifications to its facilities. Accordingly, environmental, health or safety regulatory matters could result in significant unanticipated costs or liabilities.

Chemical Safety: Increased concerns regarding the safe use of chemicals in commerce and their potential impact on the environment have resulted in more restrictive regulations from local, state and federal governments and could lead to new regulations.
Concerns regarding the safe use of chemicals in commerce and their potential impact on health and the environment reflect a growing trend in societal demands for increasing levels of product safety and environmental protection. These concerns could manifest themselves in stockholder proposals, preferred purchasing and continued pressure for more stringent regulatory intervention. These concerns could also influence public perceptions, the viability of the Company's products, the Company's reputation and the cost to comply with regulations. In addition, terrorist attacks and natural disasters have increased concerns about the security and safety of chemical production and distribution. These concerns could have a negative impact on the Company's results of operations.

Local, state and federal governments continue to propose new regulations related to the security of chemical plant locations and the transportation of hazardous chemicals, which could result in higher operating costs and interruptions in normal business operations.

Operational Event: A significant operational event could negatively impact the Company's results of operations.
As a diversified chemical manufacturing company, the Company's operations, the transportation of products, cyber attacks, or severe weather conditions and other natural phenomena (such as drought, hurricanes, earthquakes, tsunamis, floods, etc.) could result in an unplanned event that could be significant in scale and could negatively impact operations, neighbors or the public at large, which could have a negative impact on the Company's results of operations.

In the past, major hurricanes have caused significant disruption in Dow's operations on the U.S. Gulf Coast, logistics across the region, and the supply of certain raw materials, which had an adverse impact on volume and cost for some of Dow's products. Due to the Company's substantial presence on the U.S. Gulf Coast, similar severe weather conditions or other natural phenomena in the future could negatively affect Dow's results of operations.

Company Strategy: Implementing certain elements of the Company's strategy could negatively impact the Company's financial results.
The Company formed a new joint venture and is evaluating the formation of other joint ventures in emerging geographies to build and operate integrated, world-scale facilities. Large projects like these, as well as other proposed and existing projects of varying size in these geographies, are accompanied by uncertainty and risks including: navigating different government regulatory environments; relationships with new, local partners; project funding commitments and guarantees; war, terrorism and political instability; uninsurable risks; and determining raw material supply and other details regarding product movement. If the implementation of these projects is not successful, it could adversely affect the Company's financial condition and results of operations.

Goodwill: An impairment of goodwill would negatively impact the Company's financial results.
The April 1, 2009 acquisition of Rohm and Haas Company increased the Company's goodwill by $9.7 billion. At least annually, the Company assesses goodwill for impairment. If an initial qualitative assessment identifies that it is more likely than not that the carrying value of a reporting unit exceeds its estimated fair value, additional quantitative testing is performed. If the quantitative testing indicates that goodwill is impaired, the carrying value of goodwill is written down to fair value with a charge against earnings. Since the Company utilizes a discounted cash flow methodology to calculate the fair value of its reporting units, continued weak demand for a specific product line or business could result in an impairment. Accordingly, any determination requiring the write-off of a significant portion of goodwill could negatively impact the Company's results of operations.

Implementation of ERP system: The Company's implementation of a new enterprise resource planning ("ERP") system may adversely affect the Company's business and results of operations or the effectiveness of internal control over financial reporting.
During the first quarter of 2011, the Company began implementing a new ERP system that will deliver a new generation of work processes and information systems. ERP implementations are complex and time-consuming projects that involve substantial expenditures on system software and implementation activities that take several years. ERP implementations also require transformation of business and financial processes in order to reap the benefits of the ERP system. If the Company does not effectively implement the ERP system as planned or if the system does not operate as intended, it could adversely affect financial reporting systems, the Company's ability to produce financial reports, and/or the effectiveness of internal control over financial reporting.

PART I, Item 1B. Unresolved Staff Comments.

UNRESOLVED STAFF COMMENTS

None.

PART I, Item 2. Properties.

PROPERTIES

The Company operates 197 manufacturing sites in 36 countries. Properties of Dow include facilities which, in the opinion of management, are suitable and adequate for the manufacture and distribution of Dow's products. During 2011, the Company's production facilities and plants operated at 80 percent of capacity. The Company's major production sites, including consolidated variable interest entities, are as follows:

United States:	Plaquemine and Hahnville, Louisiana; Louisville, Kentucky; Midland, Michigan; Freeport, Seadrift, Texas City and Deer Park, Texas.
Canada:	Fort Saskatchewan and Joffre, Alberta.
Germany:	Boehlen; Bomlitz; Leuna; Schkopau; Stade.
The Netherlands:	Terneuzen.
Spain:	Tarragona.
Argentina:	Bahia Blanca.
Brazil:	Aratu.
Thailand:	Map Ta Phut.

Including the major production sites, the Company has plants and holdings in the following geographic areas:

United States:	60 manufacturing locations in 22 states.
Canada:	5 manufacturing locations in 3 provinces.
Europe, Middle East and Africa:	57 manufacturing locations in 18 countries.
Latin America:	31 manufacturing locations in 5 countries.
Asia Pacific:	44 manufacturing locations in 11 countries.

All of Dow's plants are owned or leased, subject to certain easements of other persons which, in the opinion of management, do not substantially interfere with the continued use of such properties or materially affect their value.

A summary of properties, classified by type, is provided in Note G to the Consolidated Financial Statements. Additional information regarding leased properties can be found in Note R to the Consolidated Financial Statements. Total assets, classified by operating segment, are provided in Note Y to the Consolidated Financial Statements.

LEGAL PROCEEDINGS

Asbestos-Related Matters of Union Carbide Corporation

Union Carbide Corporation ("Union Carbide"), a wholly owned subsidiary of the Company, is and has been involved in a large number of asbestos-related suits filed primarily in state courts during the past three decades. These suits principally allege personal injury resulting from exposure to asbestos-containing products and frequently seek both actual and punitive damages. The alleged claims primarily relate to products that Union Carbide sold in the past, alleged exposure to asbestos-containing products located on Union Carbide's premises, and Union Carbide's responsibility for asbestos suits filed against a former Union Carbide subsidiary, Amchem Products, Inc.

It is the opinion of Dow's management that it is reasonably possible that the cost of Union Carbide disposing of its asbestos-related claims, including future defense costs, could have a material impact on the Company's results of operations and cash flows for a particular period and on the consolidated financial position of the Company.

For additional information, see Asbestos-Related Matters of Union Carbide Corporation in Management's Discussion and Analysis of Financial Condition and Results of Operations, and Note N to the Consolidated Financial Statements.

Environmental Matters

In a meeting on April 28, 2010, the Company received verbal and written communications from the U.S. Environmental Protection Agency ("EPA") notifying the Company of the EPA's intent to seek injunctive relief and assess a civil penalty against the Company for alleged violations of various environmental rules and regulations at the Company's Midland, Michigan site. The Company and the EPA entered into a proposed settlement that included a civil penalty of $2.5 million plus certain enhancements of fugitive emission detection and repair practices, beyond existing legal requirements, at two manufacturing units at the Midland site. The settlement was approved by court order on November 23, 2011, and the civil penalty has been paid.

The Company received a written communication dated September 17, 2010 from the EPA, notifying the Company of the EPA's intent to assess a civil penalty against the Company for alleged violations of various environmental rules and regulations at the Company's Plaquemine, Louisiana site. The Company and the EPA have reached a settlement agreement under which the Company will pay a civil penalty of $200,000. In addition, the Company will undertake certain supplemental environmental projects with a total cost of approximately $100,000.

Rohm and Haas Texas Incorporated, a wholly owned subsidiary of the Company, received an Administrative Complaint dated May 17, 2011 from the Texas Council of Environmental Quality ("TCEQ") seeking a civil penalty in an amount of $124,405 for alleged violations of various environmental requirements regulating air emissions from operations at its Deer Park, Texas manufacturing facility. This matter was resolved on November 2, 2011 when the TCEQ accepted payment of this civil penalty.

The Company received an Administrative Complaint dated October 26, 2011 from the TCEQ for alleged violations of various environmental requirements regulating air emissions from operations at its Freeport, Texas manufacturing facility. The Company and the TCEQ have reached a tentative settlement agreement to resolve the complaint under which the Company would pay a civil penalty of $207,000.

Rohm and Haas Pension Plan Matters

In December 2005, a federal judge in the U.S. District Court for the Southern District of Indiana (the "District Court") issued a decision granting a class of participants in the Rohm and Haas Pension Plan (the "Rohm and Haas Plan") who had retired from Rohm and Haas, now a wholly owned subsidiary of the Company, and who elected to receive a lump sum benefit from the Rohm and Haas Plan, the right to a cost-of-living adjustment ("COLA") as part of their retirement benefit. In August 2007, the Seventh Circuit Court of Appeals (the "Seventh Circuit") affirmed the District Court's decision, and in March 2008, the U.S. Supreme Court denied the Rohm and Haas Plan's petition to review the Seventh Circuit's decision. The case was returned to the District Court for further proceedings. In October 2008 and February 2009, the District Court issued rulings that have the effect of including in the class all Rohm and Haas retirees who received a lump sum distribution without a COLA from the Rohm and Haas Plan since January 1976. These rulings are subject to appeal, and the District Court has not yet determined the amount of the COLA benefits that may be due to the class participants. The Rohm and Haas Plan and the plaintiffs entered into a settlement agreement that, in addition to settling the litigation with respect to the Rohm and Haas retirees, provides for the amendment of the complaint and amendment of the Rohm and Haas Plan to include active employees in the settlement benefits. The District Court preliminarily approved the settlement on November 24, 2009 and, following a hearing on March 12, 2010, issued a final order approving the settlement on April 12, 2010. A group of objectors to the settlement filed an appeal from the final order. In November 2010, the District Court issued an order approving class counsel's fee award petition in an amount consistent with the terms of the settlement. The same objectors also appealed this order. On September 2, 2011, the Seventh Circuit affirmed the approval of the settlement and the award of attorneys' fees. A lone objector filed a petition for rehearing, which was denied on October 17, 2011. The objector continued the appeal process by timely filing a petition for a writ of certiorari to the U.S. Supreme Court, which is pending.

A pension liability associated with this matter of $185 million was recognized as part of the acquisition of Rohm and Haas on April 1, 2009. The liability, which was determined in accordance with the accounting guidance for contingencies, recognized the estimated impact of the above described judicial decisions on the long-term Rohm and Haas Plan obligations owed to the applicable Rohm and Haas retirees and active employees. The Company had a liability associated with this matter of $189 million at December 31, 2011 and $186 million at December 31, 2010.

MINE SAFETY DISCLOSURES

Not applicable.

MARKET FOR REGISTRANT'S COMMON EQUITY, RELATED STOCKHOLDER MATTERS AND ISSUER PURCHASES OF EQUITY SECURITIES

The principal market for the Company's common stock is the New York Stock Exchange, traded under the symbol "DOW."

Quarterly market and dividend information can be found in Quarterly Statistics at the end of Part II, Item 8. Financial Statements and Supplementary Data.

At December 31, 2011, there were 79,367 registered common stockholders. The Company estimates that there were an additional 537,633 stockholders whose shares were held in nominee names at December 31, 2011. At January 31, 2012, there were 79,114 registered common stockholders.

On December 15, 2011, the Board of Directors declared a quarterly dividend of $0.25 per share, payable January 30, 2012, to stockholders of record on December 30, 2011. On February 9, 2012, the Board of Directors declared a quarterly dividend of $0.25 per share, payable April 30, 2012, to stockholders of record on March 30, 2012. Since 1912, the Company has paid a cash dividend every quarter and, in each instance prior to February 12, 2009, had maintained or increased the amount of the dividend, adjusted for stock splits. During this 100-year period, Dow has increased the amount of the quarterly dividend 48 times (approximately 12 percent of the time), reduced the dividend once, and maintained the amount of the quarterly dividend approximately 88 percent of the time. The dividend was reduced in February 2009, for the first time in the 100-year period, due to uncertainty in the credit markets, unprecedented lower demand for chemical products and the ongoing global recession. The Company declared dividends of $0.90 per share in 2011, $0.60 per share in 2010, and $0.60 per share in 2009.

See Part III, Item 11. Executive Compensation for information relating to the Company's equity compensation plans.

The Company does not currently have a share repurchase program, and there were no purchases of the Company's common stock by the Company during the three months ended December 31, 2011.

The Dow Chemical Company and Subsidiaries

PART II, Item 6. Selected Financial Data.

In millions, except as noted *(Unaudited)*	*2011*	*2010*	*2009*	*2008*	*2007*
Summary of Operations (1)					
Net sales (2)	$ 59,985	$ 53,674	$ 44,875	$ 57,361	$ 53,375
Cost of sales (2)	51,029	45,780	39,148	51,913	46,302
Research and development expenses	1,646	1,660	1,492	1,310	1,305
Selling, general and administrative expenses	2,788	2,609	2,487	1,966	1,861
Amortization of intangibles	496	509	399	92	72
Special charges: restructuring, merger-related, asbestos-related, IPR&D, impairment losses	31	115	869	1,117	635
Equity in earnings of nonconsolidated affiliates	1,223	1,112	630	787	1,122
Sundry income (expense) - net	(316)	125	891	89	324
Interest expense - net	1,301	1,436	1,532	562	454
Income (Loss) from continuing operations before income taxes	3,601	2,802	469	1,277	4,192
Provision (Credit) for income taxes	817	481	(97)	651	1,230
Net income (loss) from continuing operations	2,784	2,321	566	626	2,962
Income from discontinued operations, net of income taxes	—	—	110	28	23
Net income attributable to noncontrolling interests	42	11	28	75	98
Preferred stock dividends	340	340	312	—	—
Income (Loss) before cumulative effect of changes in accounting principles	2,402	1,970	336	579	2,887
Cumulative effect of changes in accounting principles	—	—	—	—	—
Net income (loss) available for The Dow Chemical Company common stockholders	$ 2,402	$ 1,970	$ 336	$ 579	$ 2,887
Per share of common stock (in dollars):					
Net income (loss) from continuing operations per common share - basic	$ 2.06	$ 1.75	$ 0.22	$ 0.59	$ 3.00
Discontinued operations per common share - basic	—	—	0.10	0.03	0.03
Earnings (Loss) per common share - basic	2.06	1.75	0.32	0.62	3.03
Net income (loss) from continuing operations per common share - diluted	$ 2.05	$ 1.72	$ 0.22	$ 0.59	$ 2.97
Discontinued operations per common share - diluted	—	—	0.10	0.03	0.02
Earnings (Loss) per common share - diluted	2.05	1.72	0.32	0.62	2.99
Cash dividends declared per share of common stock	$ 0.90	$ 0.60	$ 0.60	$ 1.68	$ 1.64
Cash dividends paid per share of common stock	0.80	0.60	0.87	1.68	1.59
Book value per share of common stock	19.28	19.23	18.42	14.62	20.62
Weighted-average common shares outstanding - basic	1,149.0	1,125.9	1,043.2	930.4	953.1
Weighted-average common shares outstanding - diluted	1,158.2	1,143.8	1,053.9	939.0	965.6
Convertible preferred shares outstanding (thousands)	4,000	4,000	4,000	—	—
Year-end Financial Position					
Total assets	$ 69,224	$ 69,588	$ 66,018	$ 45,474	$ 48,801
Working capital	9,788	10,234	6,437	2,952	6,209
Property - gross	52,216	51,648	53,567	48,391	47,708
Property - net	17,299	17,668	18,141	14,294	14,388
Long-term debt	18,310	20,605	19,152	8,042	7,581
Total debt	21,600	23,827	22,373	11,856	9,715
The Dow Chemical Company's stockholders' equity	22,281	21,839	20,555	13,511	19,389
Financial Ratios					
Research and development expenses as percent of net sales (2)	2.7%	3.1%	3.3%	2.3%	2.4%
Income (Loss) from continuing operations before income taxes as percent of net sales (2)	6.0%	5.2%	1.0%	2.2%	7.9%
Return on stockholders' equity	13.1%	11.0%	2.0%	4.3%	14.9%
Debt as a percent of total capitalization	48.0%	51.3%	51.4%	45.7%	31.8%
General					
Capital expenditures	$ 2,687	$ 2,130	$ 1,683	$ 2,276	$ 2,075
Depreciation	2,177	2,289	2,291	2,016	1,959
Salaries and wages paid	5,247	5,711	5,152	4,681	4,404
Cost of employee benefits	1,707	1,653	1,389	981	1,130
Number of employees at year-end (thousands)	51.7	49.5	52.2	46.1	45.9
Number of Dow stockholders of record at year-end (thousands) (3)	79.4	84.1	89.9	94.6	98.7

(1) Adjusted to report sale of the Calcium Chloride business in 2009 as discontinued operations.
(2) Adjusted for reclassification of insurance operations in 2002.
(3) Stockholders of record as reported by the transfer agent. The Company estimates that there were an additional 537,633 stockholders whose shares were held in nominee names at December 31, 2011.

The Dow Chemical Company and Subsidiaries

PART II, Item 6. Selected Financial Data.

In millions, except as noted *(Unaudited)*	*2006*	*2005*	*2004*	*2003*	*2002*	*2001*
Summary of Operations (1)						
Net sales (2)	$ 49,009	$ 46,186	$ 40,063	$ 32,536	$ 27,545	$ 27,988
Cost of sales (2)	41,448	38,194	34,175	28,110	23,737	23,838
Research and development expenses	1,164	1,073	1,022	981	1,066	1,072
Selling, general and administrative expenses	1,660	1,542	1,434	1,390	1,595	1,762
Amortization of intangibles	50	55	81	63	65	178
Special charges: restructuring, merger-related, asbestos-related, IPR&D, impairment losses	414	114	543	—	1,108	1,556
Equity in earnings of nonconsolidated affiliates	959	964	923	322	40	29
Sundry income (expense) - net	137	755	699	146	54	394
Interest expense - net	431	564	661	736	708	648
Income (Loss) from continuing operations before income taxes	4,938	6,363	3,769	1,724	(640)	(643)
Provision (Credit) for income taxes	1,142	1,769	867	(92)	(287)	(239)
Net income (loss) from continuing operations	3,796	4,594	2,902	1,816	(353)	(404)
Income from discontinued operations, net of income taxes	21	23	17	17	11	19
Net income attributable to noncontrolling interests	93	82	122	94	63	32
Preferred stock dividends	—	—	—	—	—	—
Income (Loss) before cumulative effect of changes in accounting principles	3,724	4,535	2,797	1,739	(405)	(417)
Cumulative effect of changes in accounting principles	—	(20)	—	(9)	67	32
Net income (loss) available for The Dow Chemical Company common stockholders	$ 3,724	$ 4,515	$ 2,797	$ 1,730	$ (338)	$ (385)
Per share of common stock (in dollars):						
Net income (loss) from continuing operations per common share - basic	$ 3.85	$ 4.66	$ 2.96	$ 1.86	$ (0.38)	$ (0.45)
Discontinued operations per common share - basic	0.02	0.03	0.02	0.02	0.01	0.02
Earnings (Loss) per common share - basic	3.87	4.69	2.98	1.88	(0.37)	(0.43)
Net income (loss) from continuing operations per common share - diluted	$ 3.80	$ 4.60	$ 2.91	$ 1.85	$ (0.38)	$ (0.45)
Discontinued operations per common share - diluted	0.02	0.02	0.02	0.02	0.01	0.02
Earnings (Loss) per common share - diluted	3.82	4.62	2.93	1.87	(0.37)	(0.43)
Cash dividends declared per share of common stock	$ 1.50	$ 1.34	$ 1.34	$ 1.34	$ 1.34	$ 1.30
Cash dividends paid per share of common stock	1.46	1.34	1.34	1.34	1.34	1.25
Book value per share of common stock	17.81	15.84	12.88	9.89	8.36	11.04
Weighted-average common shares outstanding - basic	962.3	963.2	940.1	918.8	910.5	901.8
Weighted-average common shares outstanding - diluted	974.4	976.8	953.8	926.1	910.5	901.8
Convertible preferred shares outstanding (thousands)	—	—	—	—	—	—
Year-end Financial Position						
Total assets	$ 45,581	$ 45,934	$ 45,885	$ 41,891	$ 39,562	$ 35,515
Working capital	6,608	6,741	5,384	3,578	2,519	2,183
Property - gross	44,381	41,934	41,898	40,812	37,934	35,890
Property - net	13,722	13,537	13,828	14,217	13,797	13,579
Long-term debt	8,036	9,186	11,629	11,763	11,659	9,266
Total debt	9,546	10,706	12,594	13,109	13,036	10,883
The Dow Chemical Company's stockholders' equity	17,065	15,324	12,270	9,175	7,626	9,993
Financial Ratios						
Research and development expenses as percent of net sales (2)	2.4%	2.3%	2.6%	3.0%	3.9 %	3.8 %
Income (Loss) from continuing operations before income taxes as percent of net sales (2)	10.1%	13.8%	9.4%	5.3%	(2.3)%	(2.3)%
Return on stockholders' equity	21.8%	29.5%	22.8%	18.9%	(4.4)%	(3.9)%
Debt as a percent of total capitalization	34.1%	39.1%	47.9%	55.4%	59.2 %	48.9 %
General						
Capital expenditures	$ 1,775	$ 1,597	$ 1,333	$ 1,100	$ 1,623	$ 1,587
Depreciation	1,904	1,904	1,904	1,753	1,680	1,595
Salaries and wages paid	3,935	4,309	3,993	3,608	3,202	3,215
Cost of employee benefits	1,125	988	885	783	611	540
Number of employees at year-end (thousands)	42.6	42.4	43.2	46.4	50.0	52.7
Number of Dow stockholders of record at year-end (thousands) (3)	103.1	105.6	108.3	113.1	122.5	125.1

(1) Adjusted to report sale of the Calcium Chloride business in 2009 as discontinued operations.
(2) Adjusted for reclassification of insurance operations in 2002.
(3) Stockholders of record as reported by the transfer agent. The Company estimates that there were an additional 537,633 stockholders whose shares were held in nominee names at December 31, 2011.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

FORWARD-LOOKING INFORMATION

The Private Securities Litigation Reform Act of 1995 provides a "safe harbor" for forward-looking statements made by or on behalf of The Dow Chemical Company and its subsidiaries ("Dow" or the "Company"). This section covers the current performance and outlook of the Company and each of its operating segments. The forward-looking statements contained in this section and in other parts of this document involve risks and uncertainties that may affect the Company's operations, markets, products, services, prices and other factors as more fully discussed elsewhere and in filings with the U.S. Securities and Exchange Commission ("SEC"). These risks and uncertainties include, but are not limited to, economic, competitive, legal, governmental and technological factors. Accordingly, there is no assurance that the Company's expectations will be realized. The Company assumes no obligation to provide revisions to any forward-looking statements should circumstances change, except as otherwise required by securities and other applicable laws.

ABOUT DOW

Dow combines the power of science and technology to passionately innovate what is essential to human progress, connecting chemistry and innovation with the principles of sustainability to help address many of the world's most challenging problems such as the need for clean water, affordable housing, healthy foods and renewable energy. Dow's diversified portfolio delivers a broad range of technology-based products and solutions to customers in approximately 160 countries and in high growth sectors such as electronics, water, energy, coatings and agriculture. In 2011, Dow had annual sales of $60 billion. The Company conducts its worldwide operations through global businesses, which are reported in six operating segments: Electronic and Functional Materials, Coatings and Infrastructure Solutions, Agricultural Sciences, Performance Materials, Performance Plastics, and Feedstocks and Energy.

In 2011, 35 percent of the Company's sales were to customers in North America; 35 percent were in Europe, Middle East and Africa ("EMEA"); while the remaining 30 percent were to customers in Asia Pacific and Latin America. The Company employs approximately 52,000 people and has a broad, global reach with 197 manufacturing sites in 36 countries.

2011 OVERVIEW

Dow and the chemical industry as a whole experienced improvements in the pace of global economic recovery in the first half of 2011. However, persistent headwinds in key developed geographies led to deterioration in the pace of global economic recovery during the second half of 2011. Positive signs of a slow upturn in the first half of the year were overshadowed in the latter half by the deepening financial crisis in Europe, persistently high unemployment in the United States, and inflationary pressures in emerging geographies. This led to a reduction in consumer confidence and consequently, steep customer inventory de-stocking as the year ended.

In the face of these challenges, Dow remained focused on its strategy, delivering revenue and earnings growth, expanding its global footprint, and launching new, innovative solutions that address customer and consumer needs. Financial discipline and operational efficiency remained a priority - as evidenced by the Company's tight management of working capital and strong cash flow generation.

Dow's sales increased 12 percent from 2010 to $60 billion - representing a new Company record. Excluding the impact of divestitures,[1] sales rose 18 percent compared with 2010, with double-digit gains in every geographic area and every operating segment excluding Electronic and Functional Materials, which was up 9 percent. Dow's sales in the emerging geographies reached $19.4 billion in the year, a record for the Company. Sales in Asia Pacific surpassed $10 billion for the first time in the Company's history.

The Company reported a 1 percent decline in volume from 2010. Excluding the impact of divestitures, volume was up 4 percent, with gains in all geographic areas and all operating segments except Coatings and Infrastructure (down 1 percent), which continued to be impacted by the weak construction industry. Compared with 2010, price rose 14 percent, largely driven by a significant increase in feedstock costs. Double-digit price gains were reported in all geographic areas, as well as in Feedstocks and Energy, Coatings and Infrastructure Solutions, Performance Materials and Performance Plastics. The Company's purchased feedstock and energy costs were $4.3 billion higher than 2010, an increase of 22 percent. Dow's earnings from joint ventures totaled $1.2 billion for the year, representing the highest level in the Company's history. Net income available for common stockholders increased from $1.72 per share in 2010 to $2.05 per share in 2011.

The Company continued to invest for growth during the year, reinforcing its strategic focus on science-based innovation and technology integration. Research and development ("R&D") expenses for the year were $1.65 billion, in line with the prior year as selected cost-reduction initiatives offset Dow's continued investment in its technology pipeline, with the most notable investments made in Agricultural Sciences, Electronic and Functional Materials, and Coatings and Infrastructure Solutions. Selling, General and Administrative ("SG&A") expenses increased 7 percent compared with 2010, reflecting increased spending in Agricultural Sciences and Electronic and Functional Materials to support new product launches and commercial activities.

The Company delivered $3.9 billion of cash from operating activities, and reduced its net debt to total capitalization ratio 180 basis points below year-end 2010. Throughout the year, the Company had sufficient liquidity and financial flexibility to meet all of its financial obligations.

During 2011, Dow demonstrated the strength of its strategic formula and its clear focus on execution, delivering earnings growth and enhanced financial flexibility despite challenging economic conditions. The year was shaped by a number of significant events and investments in innovation, integration and global expansion. Actions taken during 2011 included:

- The Board of Directors of Dow and Saudi Arabian Oil Company approved the building and operation of a world-scale, fully integrated chemical complex in Jubail Industrial City, Saudi Arabia. This joint venture, Sadara Chemical Company, will address rapid demand growth across a variety of end-markets, particularly those related to growing middle classes in developing regions.

- Dow announced that one of its joint ventures with the SCG-Dow Group started up its new propylene oxide facility in Thailand. The world-scale plant uses innovative hydrogen peroxide to propylene oxide ("HPPO") technology jointly developed by Dow and BASF. The joint venture also began commercial operation of its new world-scale specialty elastomers plant in Thailand, enabling Dow to meet growing worldwide customer demand for a full range of elastomer products.

(1) Excludes sales of the Salt business of Rohm and Haas Company divested on October 1, 2009, sales related to Total Raffinaderij Nederland N.V. ("TRN") divested on September 1, 2009, sales of a portion of the acrylic monomer and specialty latex businesses divested on January 25, 2010, sales of the Powder Coatings business divested on June 1, 2010, sales of Styron divested on June 17, 2010, and sales of the Polypropylene business divested on September 30, 2011.

- Dow and Mitsui & Co., Ltd. announced the formation of a joint venture aimed at providing innovative and sustainable product solutions to the global high-performance flexible packaging, hygiene and medical end-markets. When completed, the joint venture is expected to be the world's largest integrated facility for the production of biopolymers made from renewable, sugarcane-derived ethanol, and will be Dow's largest investment in Brazil.

- Dow and Ube Industries, Ltd. announced an agreement to form a joint venture to manufacture and market formulated electrolytes for lithium-ion batteries in energy storage applications.

- Dow announced comprehensive plans to increase its ethylene and propylene production and further integrate feedstock opportunities from increasing supplies of shale gas into the Company's U.S. Gulf Coast operations. Dow also announced a memorandum of understanding with Range Resources Corporation to enter into a long-term ethane supply agreement from the Marcellus Region in southwest Pennsylvania to Dow's operations in Louisiana.

- Dow AgroSciences and M.S. Technologies LLC announced a collaborative submission to the U.S. Department of Agriculture for approval of the first-ever, three-gene herbicide-tolerant soybean.

- Dow completed the sale of its Polypropylene business to Braskem SA. The divestiture reflects Dow's disciplined and ongoing approach to portfolio management and its continuing strategy to shed low-margin commodity businesses.

- Dow Coating Materials launched EVOQUE™ Pre-Composite Polymer Technology, a revolutionary development for paints and coatings that improves hiding efficiency and enables paint manufacturers to use up to 20 percent less titanium dioxide.

- Dow launched ELITE™ Advanced Technology Polyethylene Resins, a proprietary technology that benefits film converters in high-value market segments, such as food and specialty packaging, as well as industrial and consumer packaging.

- Dow launched DOW POWERHOUSE™ solar shingles to select U.S. markets, starting in Colorado and expanding into targeted states through 2012. In addition, the Company announced that D.R. Horton has entered into an agreement with Dow to be the first national homebuilder to offer DOW POWERHOUSE™ solar shingles on select new homes.

- Dow AgroSciences received registration from the U.S. Environmental Protection Agency for REFUGE ADVANCED™ powered by SmartStax®, completing federal regulatory authorization in the United States and becoming the industry's first single-bag refuge solution for corn.

- Dow received the 2012 Green Cross for Safety Medal from the National Safety Council in recognition of the Company's outstanding achievements in workplace safety, community service, environmental stewardship and responsible citizenship.

- Dow was named as the first global partner of the United Nations-designated International Year of Chemistry and helped launch a year-long global celebration of the power of science to solve the world's most pressing challenges.

- Dow's Board of Directors increased the dividend from $0.15 per common share to $0.25 per common share, a 67 percent increase, beginning in the second quarter of 2011.

- Dow was named to the Dow Jones Sustainability World Index - the eleventh time the Company has received this recognition since the index was launched. In addition to improving its rating from last year, Dow achieved the highest score in the chemical sector for corporate governance.

Looking to 2012, Dow expects growth in emerging geographies to continue, driven by a broad range of leading end-markets such as agriculture, food and water. The Company projects that these geographies will continue to grow at a higher rate than developed geographies, although year-over-year comparisons will be subdued. Lingering challenges will persist in developed geographies, particularly Western Europe. Consequently, the Company's plans do not assume material improvements in end-market conditions for the first half of the year. Dow's downstream, market-driven businesses are positioned to capture value from improving North American feedstock dynamics, which are expected to take hold in the second half of 2012. Dow's success will continue to be driven by its transformed business portfolio, balanced geographic presence and investments in innovations aimed at the intersection of greatest societal need and business opportunity.

Dow's results of operations and financial condition for the year ended December 31, 2011 are described in further detail in the following discussion and analysis.

ACQUISITION OF ROHM AND HAAS COMPANY

On April 1, 2009, the Company completed the acquisition of Rohm and Haas. Pursuant to the July 10, 2008 Agreement and Plan of Merger (the "Merger Agreement"), Ramses Acquisition Corp., a direct wholly owned subsidiary of the Company, merged with and into Rohm and Haas (the "Merger"), with Rohm and Haas continuing as the surviving corporation becoming a direct wholly owned subsidiary of the Company.

The Company pursued the acquisition of Rohm and Haas to make the Company a leading specialty chemicals and advanced materials company, combining the two organizations' best-in-class technologies, broad geographic reach and strong industry channels to create a business portfolio with significant growth opportunities.

Pursuant to the terms and conditions of the Merger Agreement, each outstanding share of Rohm and Haas common stock was converted into the right to receive cash of $78 per share, plus additional cash consideration of $0.97 per share. The additional cash consideration represented 8 percent per annum on the $78 per share consideration from January 10, 2009 to the closing of the Merger, less dividends declared by Rohm and Haas with a dividend record date between January 10, 2009 and the closing of the Merger. All options to purchase shares of common stock of Rohm and Haas granted under the Rohm and Haas stock option plans and all other Rohm and Haas equity-based compensation awards, whether vested or unvested as of April 1, 2009, became fully vested and converted into the right to receive cash of $78.97 per share, less any applicable exercise price. Total cash consideration paid to Rohm and Haas shareholders was $15.7 billion.

The Company achieved its synergy targets related to the acquisition a full quarter ahead of schedule, with realized savings of $1.4 billion including increased purchasing power for raw materials; manufacturing and supply chain work process improvements; and the elimination of redundant corporate overhead for shared services and governance. The integration of Rohm and Haas was completed in the first quarter of 2011.

On July 31, 2009, the Company entered into a definitive agreement for the sale of certain acrylic monomer and specialty latex assets, as required by the United States Federal Trade Commission ("FTC"), for approval of the April 1, 2009 acquisition of Rohm and Haas (see Note E to the Consolidated Financial Statements). The transaction closed on January 25, 2010.

RESULTS OF OPERATIONS

Results of Rohm and Haas are included in the Company's consolidated results from the April 1, 2009 acquisition forward. In order to provide the most meaningful comparison of results of operations, some of the comparisons made in this section to 2009 amounts are presented on a pro forma basis, reflecting the combination of Dow and Rohm and Haas assuming the transaction had been consummated on January 1, 2008.

Net sales for 2011 were $60.0 billion, up 12 percent from $53.7 billion in 2010. Compared with last year, price increased 13 percent and volume decreased 1 percent. The increase in price was largely driven by higher feedstock costs, and was most pronounced in Feedstocks and Energy (up 27 percent), Coatings and Infrastructure Solutions (up 13 percent), Performance Materials and Performance Plastics (each up 12 percent). Double-digit price increases were reported in all geographic areas, with significant gains in Europe, Middle East and Africa ("EMEA") (up 17 percent). The decline in volume reflected the impact of recent divestitures including: the Polypropylene business divested on September 30, 2011; the Styron business unit ("Styron") divested on June 17, 2010; the Powder Coatings business divested on June 1, 2010; and a portion of the acrylic monomer and specialty latex businesses divested on January 25, 2010. Excluding these divestitures, sales increased 18 percent, with volume up 4 percent and price up 14 percent. Volume improved in all segments except Coatings and Infrastructure Solutions (which was impacted by ongoing weak fundamentals in the construction industry), with the most pronounced increase in Agricultural Sciences (up 11 percent). Volume increased in all geographic areas, led by Latin America (up 9 percent) and Asia Pacific (up 6 percent). See Note E to the Consolidated Financial Statements for additional information concerning the Company's divestitures.

Net sales for 2010 were $53.7 billion, up 20 percent from reported net sales of $44.9 billion in 2009 and up 15 percent from pro forma net sales of $46.6 billion in 2009. Sales increased in 2010 across all segments and geographic areas, with higher prices contributing 13 percent of the improvement and increased volume adding 2 percent over 2009 pro forma results. The increase in price was largely driven by higher feedstock and energy costs, and was most pronounced in Feedstocks and Energy (up 28 percent), Performance Plastics (up 20 percent) and Performance Materials (up 12 percent). Double-digit price increases were reported in all geographic areas. Volume was mixed across the segments, with significant gains in Electronic and Functional Materials (up 20 percent) and Agricultural Sciences (up 11 percent) tempered by the impact of divestitures, which resulted in declines in Coatings and Infrastructure Solutions (down 3 percent) and Performance Plastics (down 3 percent). The Company's divestitures in 2010 and 2009 included Styron divested on June 17, 2010; the Powder Coatings business divested on June 1, 2010; a portion of the acrylic monomer and specialty latex businesses divested on January 25,

2010; the Salt business of Rohm and Haas Company divested on October 1, 2009; and the Company's ownership interest in Total Raffinaderij Nederland N.V. ("TRN") divested on September 1, 2009. Excluding divestitures, volume increased 12 percent compared with 2009 on a pro forma basis, with volume improvement in all segments and geographic areas.

Sales in the United States accounted for 32 percent of total sales in 2011, 33 percent of total sales in 2010 and 32 percent of total sales in 2009. See the Sales Price and Volume tables at the end of the section titled "Segment Results" for details regarding the change in sales by operating segment and geographic area. In addition, sales and other information by operating segment and geographic area are provided in Note Y to the Consolidated Financial Statements.

Gross margin for 2011 was $9.0 billion, compared with $7.9 billion in 2010 and $5.7 billion in 2009. Compared with 2010, gross margin was positively impacted by higher selling prices, which more than offset a $4.3 billion increase in purchased feedstock and energy costs, lower operating rates, increases in other raw material costs and the unfavorable impact of currency on costs. In 2011, gross margin was reduced by $77 million in asset impairments and related costs in the Polyurethanes business (reflected in Performance Materials) and a $60 million warranty accrual adjustment related to an exited business (reflected in Coatings and Infrastructure Solutions). See Environmental Matters in Management's Discussion and Analysis of Financial Condition and Results of Operations; and Notes K and N to the Consolidated Financial Statements for additional information concerning these matters.

In 2010, the improvement in gross margin compared with 2009 reflected higher selling prices, which more than offset a $5.0 billion increase in purchased feedstock and energy costs; increased volume in Electronic and Functional Materials, Agricultural Sciences, and other higher margin product lines; and significantly higher operating rates. In 2010, gross margin was reduced by a $50 million labor-related litigation matter (reflected in Corporate), and $91 million in asset impairments and related costs in the Polyurethanes business, the Epoxy business and Dow Automotive Systems (reflected in Performance Materials).

Gross margin in 2009 was negatively impacted by lower sales as a result of the downturn in the global economy and by a one-time increase in cost of sales of $209 million related to the fair value step-up of inventories acquired from Rohm and Haas, and sold in the second quarter of 2009. The increase was reflected in the operating segments as follows: $75 million in Electronic and Functional Materials, $81 million in Coatings and Infrastructure Solutions and $53 million in Performance Plastics. Gross margin in 2009 was also reduced by hedging losses of $56 million related to the sale of the Company's 45 percent ownership interest in Total Raffinaderij Nederland N.V. ("TRN") (see Note E to the Consolidated Financial Statements), reflected in the Feedstocks and Energy segment.

Dow's global plant operating rate was 80 percent of capacity in 2011, compared with 83 percent in 2010 and 74 percent in 2009. Operating rates decreased in 2011 due to planned turnarounds and as the Company reduced production levels in the early part of the fourth quarter due to customer destocking. In 2010, operating rates improved from 2009, with both increased demand and actions taken by management to rationalize capacity through shutdowns and divestitures contributing to the improvement. In 2009, operating rates were down reflecting the downturn in the global economy.


Operating Rate
(percent)
2007
87%
2008
77%
2009
74%
2010
83%
2011
80%

Personnel count was 51,705 at December 31, 2011, up from 49,505 at December 31, 2010. Headcount increased from year-end 2010 primarily due to the hiring of additional employees to support the Company's growth initiatives. Personnel count at December 31, 2010 was down from 52,195 at December 31, 2009 primarily due to divestitures, including Styron, the Powder Coatings business and a portion of the Company's acrylic monomer and specialty latex businesses, as well as restructuring activities associated with the integration of Rohm and Haas and previously announced restructuring plans.

Research and development ("R&D") expenses were $1,646 million in 2011, compared with $1,660 million in 2010 and $1,492 million in 2009. R&D expenses in 2011 were in line with the prior year as selected cost-reduction initiatives offset Dow's continued investment in its technology pipeline, with the most notable investments made in Agricultural Sciences, Electronic and Functional Materials, and Coatings and Infrastructure Solutions. In 2010, R&D expenses increased compared with 2009, due to the Company's planned spending on strategic corporate growth initiatives and continued investments in the Agricultural Sciences segment, partially offset by the elimination of R&D expenses related to the divestiture of Styron.

Selling, general and administrative ("SG&A") expenses were $2,788 million in 2011, compared with $2,609 million in 2010 and $2,487 million in 2009. SG&A expenses increased 7 percent from 2010, as selling expenses increased in Electronic and Functional Materials and Agricultural Sciences to support new product launches and commercial activities. In 2010, SG&A expenses increased compared with 2009, as selling expenses for all segments increased commensurate with higher sales and due to the full-year impact of the Rohm and Haas acquisition in 2010.


Research and Development Expenses
($ in millions and as a Percent of Net Sales)
2007
$1,305
2.4%
2008
$1,310
2.3%
2009
$1,492
3.3%
2010
$1,660
3.1%
2011
$1,646
2.7%


Selling, General and Administrative Expenses
($ in millions and as a Percent of Net Sales)
2007
$1,861
3.5%
2008
$1,966
3.4%
2009
$2,487
5.5%
2010
$2,609
4.9%
2011
$2,788
4.6%

The following table illustrates the relative size of the primary components of total production costs and operating expenses of Dow. More information about each of these components can be found in other sections of Management's Discussion and Analysis of Financial Condition and Results of Operations, Notes to the Consolidated Financial Statements, and Part II, Item 6. Selected Financial Data.

Production Costs and Operating Expenses			
Cost components as a percent of total	*2011*	*2010*	*2009*
Hydrocarbon feedstocks and energy	42%	41%	35%
Salaries, wages and employee benefits	13	14	15
Maintenance	4	4	3
Depreciation	4	5	5
Restructuring charges	—	—	2
Supplies, services and other raw materials	37	36	40
Total	100%	100%	100%

Amortization of intangibles was $496 million in 2011, $509 million in 2010 and $399 million in 2009. Amortization of intangibles in 2010 increased from 2009 due to the full-year impact of the amortization of intangible assets acquired from Rohm and Haas. See Notes D and I to the Consolidated Financial Statements for additional information regarding the acquisition of Rohm and Haas and goodwill and other intangible assets.

The Company performs annual goodwill impairment tests during the fourth quarter of the year. During the fourth quarter of 2011, the Company performed qualitative testing for all reporting units carrying goodwill. As a result of this testing, no goodwill impairments were identified. During the fourth quarter of 2010, no impairment indicators related to the carrying value of goodwill were identified. During the fourth quarter of 2009, the goodwill associated with the Dow Haltermann business unit was impaired. The impairment was based on a review performed by management in which discounted cash flows did not support the carrying value of the goodwill. As a result, the Company recorded a goodwill impairment loss of $7 million, impacting the Performance Materials segment. See Note I to the Consolidated Financial Statements for additional information regarding goodwill and the impairment tests conducted in each year.

During 2010, the Company recorded adjustments of $29 million to the 2009 restructuring charge for additional asset impairments, exit and disposal activities, and severance; and adjustments of $3 million to the 2008 restructuring charge to reduce the severance reserve. The adjustments were shown as "Restructuring charges" in the consolidated statements of income and were reflected in Electronic and Functional Materials ($8 million charge), Coatings and Infrastructure Solutions ($20 million charge) and Corporate ($2 million credit).

In June 2009, Dow's Board of Directors approved a restructuring plan that incorporated actions related to the Company's acquisition of Rohm and Haas as well as additional actions to advance the Company's strategy and to respond to continued weakness in the global economy. The restructuring plan included the shutdown of a number of facilities and a global workforce reduction. As a result, the Company recorded restructuring charges totaling $677 million in the second quarter of 2009, which included asset write-downs and write-offs of $454 million, severance costs of $155 million and costs associated with exit or disposal activities of $68 million. The impact of the charges was shown as "Restructuring charges" in the consolidated statements of income and was reflected in the Company's segment results as follows: $48 million in Electronic and Functional Materials, $262 million in Coatings and Infrastructure Solutions, $2 million in Performance Materials, $1 million in Performance Plastics and $140 million in Feedstocks and Energy, with the remaining $224 million in Corporate.

During 2009, the Company recorded the following adjustments to its restructuring plans: in the first quarter of 2009, the Company recorded additional severance of $19 million related to 2008 restructuring activities, reflected in Corporate; in the second quarter of 2009, the Company recorded a $15 million reduction in the 2007 restructuring reserve, reflected in the Agricultural Sciences segment; and in the fourth quarter of 2009, the Company recorded a $5 million reduction to the 2007 restructuring reserve and $13 million in additional charges related to the 2009 restructuring activities, both reflected in Corporate.

See Note C to the Consolidated Financial Statements for details on the restructuring charges.

During 2009, a charge of $7 million was recorded for purchased in-process research and development ("IPR&D") related to the purchase of lithium-ion battery technology by the Ventures business, impacting Corporate. See Note D to the Consolidated Financial Statements for information regarding this charge.

Charges totaling $31 million in 2011, $143 million in 2010 and $166 million in 2009 were recorded for integration costs, legal expenses and other transaction costs related to the acquisition of Rohm and Haas; these charges were reflected in Corporate. In 2009, the Company also recorded $60 million in acquisition-related retention costs. These costs were recorded in "Cost of sales," "Research and development expenses," and "Selling, general and administrative expenses" in the consolidated statements of income and reflected in Corporate. The integration of Rohm and Haas was completed in the first quarter of 2011.

Following the completion of a study to review Union Carbide's asbestos claim and resolution activity in December of 2010, Union Carbide decreased its asbestos-related liability for pending and future claims (excluding future defense and processing costs) by $54 million in the fourth quarter of 2010. The reduction was shown as "Asbestos-related credit" in the consolidated statements of income and was reflected in Corporate. See Asbestos-Related Matters of Union Carbide Corporation in Other Matters in Management's Discussion and Analysis of Financial Condition and Results of Operations; and Note N to the Consolidated Financial Statements for additional information.

Dow's share of the earnings of nonconsolidated affiliates in 2011 was $1,223 million, compared with $1,112 million in 2010 and $630 million in 2009. In 2011, equity earnings increased to a new Company record as improved earnings at MEGlobal, The Kuwait Olefins Company K.S.C. and Univation Technologies, LLC more than offset declines at SCG-Dow Group, Dow Corning Corporation ("Dow Corning"), Map Ta Phut Olefins Company Limited and EQUATE Petrochemical Company K.S.C. ("EQUATE"). Equity earnings for 2011 also included a $86 million gain related to cash collected on a previously impaired note receivable related to Equipolymers (reflected in Performance Plastics). In 2010, increased earnings at Dow Corning, EQUATE, MEGlobal, The Kuwait Olefins Company K.S.C. and The Kuwait Styrene Company K.S.C. more than offset a decline in earnings resulting from the September 2009 divestitures of the Company's ownership interests in TRN and the OPTIMAL Group of Companies ("OPTIMAL"), and the June 2010 divestiture of the Company's ownership interest in Americas Styrenics LLC. Equity earnings for 2009 were negatively impacted by a $65 million impairment charge related to Equipolymers and the Company's $29 million share of a restructuring charge related to Dow Corning. In 2009, equity earnings declined, reflecting the overall decrease in global demand and poor economic conditions, with EQUATE, Dow Corning and OPTIMAL reporting the largest declines. Improved results were reported by The Kuwait Olefins Company K.S.C. in 2009 following the successful startup of additional production capacity for ethylene oxide/ethylene glycol and increased production of ethylene in support of additional polyethylene capacity. See Note H to the Consolidated Financial Statements for additional information on nonconsolidated affiliates. See Note E to the Consolidated Financial Statements for additional information concerning the Company's divestitures.

On July 25, 2011, the Company and Saudi Arabian Oil Company ("Saudi Aramco") announced that the Board of Directors of both companies had approved the formation of a joint venture, Sadara Chemical Company ("Sadara"), to build and operate a world-scale, fully integrated chemicals complex in Jubail Industrial City, Kingdom of Saudi Arabia. On October 8, 2011, the Shareholders' Agreement was signed. Comprised of 26 manufacturing units, building on Saudi Aramco's project management and execution expertise, and utilizing many of Dow's industry leading technologies, the complex will be one of the world's largest integrated chemical facilities, and the largest ever built in a single phase. The complex will possess flexible cracking capabilities and will produce over 3 million metric tons of high value-added chemical products and performance plastics, capitalizing on rapidly growing end-markets in energy, transportation, infrastructure and consumer products. Construction began immediately and the first production units are expected to come on-line in the second half of 2015, with all units expected to be up and running in 2016. Sadara is expected to deliver annual revenues of approximately $10 billion within a few years of operation. Total project investment, including third-party investments, is expected to be approximately $20 billion. In addition to equity from the partners, Export Credit Agencies and financial institutions will provide project financing to Sadara.

Equity in Earnings of Nonconsolidated Affiliates
(in millions)



2007
$1,122
2008
$787
2009
$630
2010
$1,112
2011
$1,223

Sundry income (expense) - net includes a variety of income and expense items such as the gain or loss on foreign currency exchange, dividends from investments, and gains and losses on sales of investments and assets. Sundry income (expense) - net for 2011 was net expense of $316 million, compared with net income of $125 million in 2010 and net income of $891 million in 2009. In 2011, sundry income (expense) - net included a $482 million loss on the early extinguishment of debt (reflected in Corporate), a $42 million loss on the sale of a contract manufacturing business (reflected in Performance Materials) and losses on foreign currency exchange, partially offset by a small gain on the divestiture of the Polypropylene business (reflected in Performance Plastics) and gains on other small divestitures and asset sales, $25 million of dividend income received from the Company's ownership interest in Styron (reflected in Corporate), gains from the mark-to-market of trading securities, favorable working capital adjustments from prior divestitures, and a gain from the consolidation of a joint venture.

In 2010, sundry income (expense) - net included a net $27 million gain on the Styron divestiture, reflected in the following operating segments: Performance Materials ($20 million) and Performance Plastics ($7 million). In addition to the net gain on the Styron divestiture, sundry income (expense) - net for 2010 included net gains on several other divestitures, partially offset by a loss of $46 million related to the early extinguishment of debt and a charge of $47 million for an obligation related to a past divestiture (both reflected in Corporate).

Sundry income (expense) - net in 2009 included a gain of $513 million on the sale of the Company's ownership interest in TRN and related inventory on September 1, 2009 (reflected in Feedstocks and Energy) and a gain of $339 million on the sale of the Company's ownership interest in OPTIMAL on September 30, 2009 (reflected in Performance Materials ($146 million) and Feedstocks and Energy ($193 million)). Sundry income (expense) - net in 2009 was reduced by a loss of $56 million related to the Company's early extinguishment of debt in the third quarter of 2009 (reflected in Corporate). See Liquidity and Capital Resources in Management's Discussion and Analysis of Financial Condition and Results of Operations; and Note P to the Consolidated Financial Statements for additional information on the Company's early extinguishment of debt. See Note E to the Consolidated Financial Statements for additional information concerning the Company's divestitures.

Net interest expense (interest expense less capitalized interest and interest income) was $1,301 million in 2011, down from $1,436 million in 2010, reflecting the impact of redemption of certain notes and InterNotes during the year. In 2010, net interest expense decreased compared with net interest expense of $1,532 million in 2009, reflecting lower debt financing costs. Interest income was $40 million in 2011, up slightly from $37 million in 2010 and $39 million in 2009. Interest expense (net of capitalized interest) and amortization of debt discount totaled $1,341 million in 2011, $1,473 million in 2010 and $1,571 million in 2009. See Liquidity and Capital Resources in Management's Discussion and Analysis of Financial Condition and Results of Operations for additional information regarding debt financing activity.

The provision for income taxes was $817 million in 2011, compared with $481 million in 2010 and a credit of $97 million in 2009. The Company's effective tax rate fluctuates based on, among other factors, where income is earned, reinvestment assertions regarding earned income and the level of income relative to tax credits available. For example, as the percentage of foreign sourced income increases, the Company's effective tax rate declines. The Company's tax rate is also influenced by the level of equity earnings, since most of the earnings from the Company's equity company investments are taxed at the joint venture level.

The tax rate for 2011 was negatively impacted by a $264 million valuation allowance recorded in the fourth quarter of 2011. The valuation allowance was recorded against the deferred tax assets of two Dow entities in Brazil. As a result of the global recession in 2008-2009, coupled with rapidly deteriorating isocyanate industry conditions and increasing local costs, these two entities were in a three-year cumulative pretax operating loss position at December 31, 2011. While the Company expects to realize the tax loss carryforwards generated by these operating losses based on several factors - including forecasted margin expansion resulting from improving economic conditions, higher industry growth rates in Brazil, improving Dow operating rates, and a restructuring of legal entities to maximize the use of existing tax loss carryforwards - Dow was unable to overcome the negative evidence of recent cumulative operating losses; and at December 31, 2011, the Company could not assert it was more likely than not that it will realize its deferred tax assets in the two Brazilian entities. Accordingly, the Company established the valuation allowance against the deferred tax assets of these companies in the fourth quarter of 2011. If in the future, as a result of the Company's plans and expectations, one or both of these entities generates sufficient profitability such that the evaluation of the recoverability of the deferred tax assets changes, the valuation allowance could be reversed in whole or in part in a future period.

The tax rate for 2011 was positively impacted by a high level of equity earnings as a percentage of total earnings, earnings in foreign locations taxed at rates less than the U.S. statutory rate, the sale of a contract manufacturing business and the reorganization of a joint venture. These factors, combined with the Brazil valuation allowance, resulted in an effective tax rate of 22.7 percent for 2011.

In 2010, the effective tax rate was 17.2 percent and was positively impacted by a high level of equity earnings as a percentage of total earnings, the release of a tax valuation allowance, a tax law change, and improved financial results in jurisdictions with tax rates that are lower than the U.S. statutory rate. In 2009, the effective tax rate was negative 20.7 percent, and was reduced by several factors: a significantly higher level of equity earnings as a percent of total earnings, favorable accrual-to-return adjustments in various geographies, the recognition of domestic losses and an improvement in financial results in jurisdictions with tax rates that are lower than the U.S. statutory rate.

On June 30, 2009, the Company sold the Calcium Chloride business and recognized a $162 million pretax gain. The results of operations related to the Calcium Chloride business have been reclassified and reported as income from discontinued operations. Income from discontinued operations (net of income taxes) was $110 million ($0.10 per share) in 2009.

Net income attributable to noncontrolling interests was $42 million in 2011, $11 million in 2010 and $28 million in 2009. Net income attributable to noncontrolling interests was higher in 2011 compared with 2010, reflecting improved results in certain affiliates, primarily in the Electronic and Functional Materials, Agricultural Sciences and Performance Materials segments. Net income attributable to noncontrolling interests declined in 2010 compared with 2009 as a result of the July 2009 redemption of the Tornado Finance V.O.F. preferred partnership units. See Note S and U to the Consolidated Financial Statements for additional information concerning these noncontrolling interests.

Preferred stock dividends of $340 million were recognized in 2011 and 2010. These dividends related to the Company's Cumulative Convertible Perpetual Preferred Stock, Series A ("Series A"). In 2009, preferred stock dividends of $312 million were recognized, $255 million of the dividends related to Series A, and $57 million related to the Cumulative Perpetual Preferred Stock, Series B and Cumulative Convertible Perpetual Preferred Stock, Series C, both of which were retired in the second quarter of 2009. See Notes V and W to the Consolidated Financial Statements for additional information.

Net income available for common stockholders was $2,402 million ($2.05 per share) in 2011, compared with $1,970 million ($1.72 per share) in 2010 and $336 million ($0.32 per share) in 2009.



Net Income Available for Common Stockholders
(in millions)
2007
$2,887
2008
$579
2009
$336
2010
$1,970
2011
$2,402

The following table summarizes the impact of certain items recorded in 2011, 2010 and 2009:

Certain Items Impacting Results	*Pretax Impact* (1)			*Impact on Net Income* (2)			*Impact on EPS* (3)		
In millions, except per share amounts	*2011*	*2010*	*2009*	*2011*	*2010*	*2009*	*2011*	*2010*	*2009*
Cost of sales:									
One-time increase in cost of sales related to fair valuation of Rohm and Haas inventories	$ —	$ —	$ (209)	$ —	$ —	$ (132)	$ —	$ —	$ (0.13)
Labor-related litigation matter	—	(50)	—	—	(33)	—	—	(0.03)	—
Asset impairments and related costs	(77)	(91)	—	(51)	(72)	—	(0.05)	(0.06)	—
Warranty accrual adjustment of exited business	(60)	—	—	(38)	—	—	(0.03)	—	—
Goodwill impairment loss	—	—	(7)	—	—	(7)	—	—	(0.01)
Restructuring charges	—	(26)	(689)	—	(14)	(466)	—	(0.02)	(0.45)
Purchased in-process research and development charge	—	—	(7)	—	—	(5)	—	—	(0.01)
Transaction, integration and other acquisition costs	(31)	(143)	(226)	(20)	(93)	(170)	(0.02)	(0.08)	(0.16)
Asbestos-related credit	—	54	—	—	34	—	—	0.03	—
Equity in earnings of nonconsolidated affiliates:									
Dow Corning restructuring	—	—	(29)	—	—	(27)	—	—	(0.03)
Equipolymers impairment	—	—	(65)	—	—	(65)	—	—	(0.06)
Gain on collection of impaired note receivable	86	—	—	86	—	—	0.07	—	—
Sundry income (expense) - net:									
Net gain on sale of TRN (4)	—	—	457	—	—	321	—	—	0.29
Gain on sale of OPTIMAL	—	—	339	—	—	198	—	—	0.18
Gain (Loss) on divestiture of Styron	—	27	—	—	(56)	—	—	(0.04)	—
Obligation related to past divestiture	—	(47)	—	—	(30)	—	—	(0.03)	—
Gain (Loss) on sale of contract manufacturing business	(42)	—	—	44	—	—	0.04	—	—
Loss on early extinguishment of debt	(482)	(46)	(56)	(314)	(29)	(36)	(0.27)	(0.02)	(0.03)
Tax valuation allowance	—	—	—	(264)	—	—	(0.23)	—	—
Total	$ (606)	$ (322)	$ (492)	$ (557)	$ (293)	$ (389)	$ (0.49)	$ (0.25)	$ (0.41)

(1) Impact on "Income from Continuing Operations Before Income Taxes."
(2) Impact on "Net Income from Continuing Operations."
(3) Impact on "Net income from continuing operations available for common stockholders - Earnings per common share – diluted."
(4) Consists of a $513 million gain in "Sundry income (expense) – net" and hedging losses of $56 million in "Cost of sales."

SEGMENT RESULTS

Beginning in the third quarter of 2011, the Company changed its reportable segments due to recent changes in the Company's organization. Following are the new segments:

- Electronic and Functional Materials
- Coatings and Infrastructure Solutions
- Agricultural Sciences
- Performance Materials
- Performance Plastics
- Feedstocks and Energy

The reporting changes are retrospectively reflected in the following discussion of segment results for all periods presented.

The reported results by operating segment can be found in Note Y to the Consolidated Financial Statements. The Company uses EBITDA (which Dow defines as earnings (i.e. "Net Income") before interest, income taxes, depreciation and amortization) as its measure of profit/loss for segment reporting purposes. EBITDA by operating segment includes all operating items relating to the businesses, except depreciation and amortization; items that principally apply to the Company as a whole are assigned to Corporate. Note Y also includes a reconciliation of EBITDA to "Income from Continuing Operations Before Income Taxes."

In order to provide the most meaningful comparison of results by operating segment, the following discussion and analysis compares actual results for 2011 to 2010 as well as actual results for 2010 to actual results for the last nine months of 2009 plus pro forma historical results for the first quarter of 2009. The unaudited pro forma historical segment information is based on the historical consolidated financial statements and accompanying notes of both Dow and Rohm and Haas and was prepared to illustrate the effects of the Company's acquisition of Rohm and Haas, assuming the acquisition of Rohm and Haas had been consummated on January 1, 2008. In addition, the unaudited pro forma historical segment information reflects the impact of increased depreciation and amortization expense resulting from the fair valuation of assets acquired from Rohm and Haas assuming that the transaction had been consummated on January 1, 2008.

The unaudited pro forma historical segment information, prepared following the April 1, 2009 acquisition of Rohm and Haas, is not necessarily indicative of the results of operations that would have actually occurred had the acquisition been completed as of the date indicated, nor is it indicative of the future operating results of the combined company. The unaudited pro forma historical segment information does not reflect events that occurred after the acquisition of Rohm and Haas, including the realization of operating cost savings (synergies) or restructuring activities or other costs related to the integration of Rohm and Haas, and does not consider potential impacts of current market conditions on revenues, expense efficiencies or asset dispositions (with the exception of the sale of Dow's Calcium Chloride business).

The following table, which summarizes the pretax impact of certain items recorded by Rohm and Haas prior to the acquisition, is provided for pro forma comparison purposes.

Certain Items Impacting Rohm and Haas Results In millions	*Three months ended March 31, 2009*
Impact of Hurricanes Gustav and Ike	$ (2)
Restructuring charges	(2)
Transaction and other acquisition costs	(80)
Total Rohm and Haas Certain Items	$ (84)

In addition, due to the completion of several divestitures (see Note E to the Consolidated Financial Statements), the change in sales volume from 2010 excluding divestitures is also provided by operating segment, where applicable. Sales excluding divestitures exclude the sales of the Polypropylene business divested on September 30, 2011, sales of Styron divested on June 17, 2010, sales of the Powder Coatings business divested on June 1, 2010, and sales of a portion of the acrylic monomer and specialty latex businesses divested on January 25, 2010.

ELECTRONIC AND FUNCTIONAL MATERIALS

The Electronic and Functional Materials segment consists of two businesses – Dow Electronic Materials and Functional Materials – and includes a portion of the Company's share of the results of Dow Corning Corporation, a joint venture of the Company. Dow Electronic Materials is a leading global supplier of materials for chemical mechanical planarization; materials used in the production of electronic displays, including brightness films, diffusers, metalorganic light emitting diode precursors and organic light emitting diode materials; products and technologies that drive leading edge semiconductor design; materials used in the fabrication of printed circuit boards; and integrated metallization processes critical for interconnection, corrosion resistance, metal finishing and decorative applications. These enabling materials are found in applications such as consumer electronics, flat panel displays and telecommunications. Dow Electronic Materials includes Display Technologies, Growth Technologies, Interconnect Technologies and Semiconductor Technologies. Functional Materials is a portfolio of businesses characterized by a vast global footprint, a broad array of unique chemistries, multi-functional ingredients and technology capabilities, combined with key positions in the pharmaceuticals; food, home and personal care; and industrial specialties. These technology capabilities and market platforms enable the businesses to develop innovative solutions that address modern societal needs for clean water and air; material preservation; and improved health care, disease prevention, nutrition and wellness. Functional Materials includes Dow Home and Personal Care, Dow Microbial Control, Dow Wolff Cellulosics and Performance Additives.

Electronic and Functional Materials Actual Results In millions	*2011*	*2010*	*2009*
Sales	$ 4,599	$ 4,203	$ 3,074
EBITDA	$ 1,084	$ 1,052	$ 654

Electronic and Functional Materials **2011 Actual Versus 2010 Actual** **2010 Actual Versus 2009 Pro Forma** In millions	*2011*	*2010*	*2009*
Sales	$ 4,599	$ 4,203	$ 3,509
Price change from comparative period	6%	—%	(4)%
Volume change from comparative period	3%	20%	(16)%
Equity earnings	$ 104	$ 106	$ 79
EBITDA	$ 1,084	$ 1,052	$ 656
Certain items impacting EBITDA	$ —	$ (8)	$ (131)


Electronic and Functional Materials - Sales
(in millions)
2009 Actual
$3,074
2009 Pro Forma
$3,509
2010 Actual
$4,203
2011 Actual
$4,599


Electronic and Functional Materials - EBITDA
(in millions)
2009 Actual
$654
2009 Pro Forma
$656
2010 Actual
$1,052
2011 Actual
$1,084

2011 Actual Versus 2010 Actual

Electronic and Functional Materials sales were $4,599 million for 2011, up from $4,203 million in 2010. Sales increased 9 percent, with price up 6 percent (with approximately one-third of the increase due to currency) and volume up 3 percent. Price increased in all geographic areas and most major business units in response to increasing raw material costs. Volume increased across all geographic areas, except EMEA, driven by higher demand for consumer electronics, specialty polymers and specialty cellulosics used in food and pharmaceutical applications that more than offset lower demand for home and personal care products. EBITDA for 2011 was $1,084 million, up from $1,052 million in 2010. EBITDA improved from last year as price increases and volume growth more than offset higher raw material costs, higher SG&A expenses, increased investment in growth initiatives and slightly lower earnings from Dow Corning. EBITDA in 2010 was negatively impacted by an $8 million adjustment to the 2009 restructuring charge related to the closure of a small manufacturing facility.

Dow Electronic Materials sales in 2011 were up 9 percent from 2010, driven by higher volume, especially in Asia Pacific and EMEA, primarily due to higher demand for materials used in the production of organic light emitting diodes and other materials used in flat panel and mobile displays. While semiconductor foundry utilization rates across the industry decreased in 2011, reducing the demand for chemical mechanical planarization pads ("CMP"), demand for metal organic products and polishing CMP slurries increased. Demand for advanced photoresists and advanced chip packaging used in personal computer memory applications and circuit boards also increased.

Functional Materials sales in 2011 were up 10 percent from 2010, as price increases more than offset a slight decline in volume. Price increased in all geographic areas and all major businesses driven by higher raw material costs. Volume was down slightly as a result of lower demand for home and personal care products (primarily in EMEA), more than offsetting increased global demand for specialty polymers and cellulosics used in food and pharmaceutical applications.

2010 Actual Versus 2009 Pro Forma

Electronic and Functional Materials sales were $4,203 million for 2010, up 20 percent from $3,509 million in 2009, entirely due to volume. Volume was strong across all geographic areas and all businesses, reflecting improved economic conditions in the food and nutrition, personal care and electronics industries. Prices were flat for the segment, as competitive pricing pressure on more mature products was countered by the introduction of new products with higher margins and targeted price increases in response to escalating raw materials costs. EBITDA for 2010 was $1,052 million, a significant increase from $656 million in 2009, primarily due to higher volume and higher equity earnings from Dow Corning. Results for 2010 were negatively impacted by an $8 million adjustment to the 2009 restructuring charge related to the closure of a small manufacturing facility. EBITDA for 2009 was negatively impacted by an increase in cost of sales of $75 million related to the fair valuation of Rohm and Haas inventories, restructuring charges of $48 million (see Note C to the Consolidated Financial Statements) and $8 million of the Company's share of a restructuring charge recognized by Dow Corning.

Dow Electronic Materials sales in 2010 were up 29 percent from 2009, driven by higher volume, especially in Asia Pacific, primarily due to strong underlying demand in the electronics industry and new product introductions. Semiconductor foundry utilization rates across the industry improved significantly compared with 2009 and were running in excess of 90 percent throughout most of 2010, supporting higher demand for CMP and materials used in printed circuit boards. Demand for liquid crystal display chemicals and film materials that replace glass used in plasma display panels also increased. New product launches and strategic customer wins helped drive a 39 percent volume growth for Dow Electronic Materials in Asia Pacific.

Functional Materials sales in 2010 were up 13 percent from 2009, entirely related to volume. Volume increased in all geographic areas and all major businesses due to higher demand for specialty biocides and cellulosics used in food, nutrition and personal care products.

Electronic and Functional Materials Outlook for 2012

Electronic and Functional Materials sales are expected to increase in 2012, driven by continued demand growth in the electronics and health care industries, especially in emerging geographies. Equity earnings from Dow Corning are expected to be lower in 2012, as challenges in the polysilicon industry are expected to compress margins.

Dow Electronic Materials sales volume is expected to increase, driven by higher demand in electronics end-markets, especially tablets and smartphones, and by new product launches and strategic customer wins. The pace of growth is expected to be modest in the first half and more robust in the latter part of the year.

Functional Materials sales are expected to increase, especially in emerging geographies, due to higher demand for specialty biocides used in personal care, cosmetics applications and cellulosics used in food and pharmaceutical applications.

COATINGS AND INFRASTRUCTURE SOLUTIONS

The Coatings and Infrastructure Solutions segment consists of the following businesses: Dow Building and Construction, Dow Coating Materials, Dow Water and Process Solutions, and Performance Monomers; and includes a portion of the Company's share of the results of Dow Corning Corporation, a joint venture of the Company. These businesses produce a wide variety of products with a broad range of applications – adhesives and sealants, construction materials (insulation, weatherization and vinyl applications), cellulosic-based construction additives, raw materials for architectural paints and industrial coatings, and technologies used for water purification.

Coatings and Infrastructure Solutions Actual Results In millions	2011	2010	2009
Sales	$ 7,200	$ 6,596	$ 5,598
EBITDA	$ 1,167	$ 1,230	$ 604

Coatings and Infrastructure Solutions 2011 Actual Versus 2010 Actual 2010 Actual Versus 2009 Pro Forma In millions	2011	2010	2009
Sales	$ 7,200	$ 6,596	$ 6,243
Price change from comparative period	13 %	9 %	(9)%
Volume change from comparative period	(4)%	(3)%	(16)%
Volume change, excluding divestitures	(1)%	7 %	N/A
Equity earnings	$ 321	$ 343	$ 215
EBITDA	$ 1,167	$ 1,230	$ 648
Certain items impacting EBITDA	$ (60)	$ (20)	$ (364)



Coatings and Infrastructure Solutions - Sales
(in millions)
2009 Actual
$5,598
2009 Pro Forma
$6,243
2010 Actual
$6,596
2011 Actual
$7,200



Coatings and Infrastructure Solutions - EBITDA
(in millions)
2009 Actual
$604
2009 Pro Forma
$648
2010 Actual
$1,230
2011 Actual
$1,167

2011 Actual Versus 2010 Actual

Coatings and Infrastructure Solutions sales were $7,200 million in 2011, up from $6,596 million in 2010. Sales increased 9 percent with price improving 13 percent and volume decreasing 4 percent. The increase in price was broad-based, with double-digit gains across all geographic areas, more than offsetting higher feedstock and other raw material costs. Volume was lower primarily due to the June 1, 2010 divestiture of the Powder Coatings business and the FTC required divestiture of certain acrylic monomer and specialty latex assets on January 25, 2010. Excluding these divestitures, volume was down 1 percent compared with 2010. Dow Building and Construction sales were higher as prices increased in response to rising raw material costs. Volume improved slightly as higher demand for construction materials in Latin America and Asia Pacific was offset by continued weak demand in the North American housing and construction industries. Dow Coating Materials sales increased due to higher prices which more than offset a decrease in volume due to lower demand for architectural and industrial coatings driven by weak residential construction conditions, and lower home improvement spending in North America and Europe. Dow Water and Process Solutions sales were higher across all geographic areas, especially in EMEA and Asia Pacific (most notably in Greater China), driven by increased demand for ion exchange resins and reverse osmosis membranes used in industrial water purification projects. Performance Monomers sales increased due to higher prices, with double-digit increases across all geographic areas and products. Volume decreased in all geographic areas except Asia Pacific, as the business shed low margin contracts to free up capacity for internal supply.

EBITDA for 2011 was $1,167 million, down from $1,230 million in 2010. EBITDA was negatively impacted in 2011 by a $60 million charge for a warranty accrual adjustment related to an exited business. Results in 2010 were negatively impacted by $15 million in adjustments to the 2009 restructuring plan and $5 million in restructuring charges related to the divestiture of the specialty latex assets. Compared with last year, higher selling prices were offset by higher feedstock and other raw material costs, lower volume, ongoing investment in DOW POWERHOUSE™ solar shingle, slightly lower equity earnings from Dow Corning, and the absence of earnings from divested businesses. See Notes C and D to the Consolidated Financial Statements for additional information on restructuring charges and the acquisition of Rohm and Haas.

2010 Actual Versus 2009 Pro Forma

Coatings and Infrastructure Solutions sales were $6,596 million for 2010, up 6 percent from $6,243 million in 2009. Compared with 2009, price was up 9 percent, while volume declined 3 percent. Price improved in all geographic areas. The price improvement was most pronounced in Performance Monomers, driven by higher raw material costs, and Dow Coating Materials, where raw material supply constraints led to a favorable pricing environment during 2010. Volume declined due to the FTC required divestiture of a certain acrylic monomer and specialty latex assets on January 25, 2010 (related to the April 1, 2009 acquisition of Rohm and Haas) and the June 1, 2010 divestiture of the Powder Coatings business. Excluding these divestitures, volume increased 7 percent compared with 2009. The increase in volume was primarily driven by Performance Monomers as well as higher demand for insulation products, ion exchange resins and reverse osmosis membranes.

EBITDA for 2010 was $1,230 million, up from $648 million in 2009. Compared with 2009, higher prices, improved operating rates, lower SG&A expenses and higher equity earnings from Dow Corning more than offset increases in raw material costs. EBITDA was negatively impacted in 2010 by $15 million in adjustments to the 2009 restructuring plan and $5 million in restructuring charges related to the divestiture of the specialty latex assets. EBITDA for 2009 was negatively impacted by $262 million of restructuring charges primarily related to the Company's actions to optimize facilities following the acquisition of Rohm and Haas, an increase in cost of sales of $81 million related to the fair valuation of Rohm and Haas inventories and $21 million of the Company's share of a restructuring charge recognized by Dow Corning.

Coatings and Infrastructure Solutions Outlook for 2012

Coatings and Infrastructure Solutions sales are expected to grow in 2012. Dow Building and Construction sales are expected to increase driven by higher demand in insulation products and construction chemicals in emerging geographies and modest growth in North America, offsetting declines in Western Europe impacted by macroeconomic concerns. Volume growth is expected from increased sales of DOW POWERHOUSE™ solar shingle, which is expected to be in line with the gradual recovery of new residential and commercial construction in the United States. Dow Coating Materials sales are also expected to increase, especially in emerging geographies, driven by higher demand for architectural coating and by improved hiding capabilities in paint from EVOQUE™ Pre-Composite Polymer Technology. Dow Water and Process Solutions sales are expected to increase in all geographic areas, driven by higher demand for ion exchange resins and reverse osmosis membranes used in large industrial water desalination and purification projects. Performance Monomers sales are expected to increase driven by improved end-market conditions, especially in adhesives, coatings, and cleaning applications. Equity earnings from Dow Corning are expected to be lower in 2012, as challenges in the polysilicon industry are expected to compress margins.

AGRICULTURAL SCIENCES

Dow AgroSciences is a global leader in providing agricultural crop protection and plant biotechnology products, pest management solutions and healthy oils. The business invents, develops, manufactures and markets products for use in agriculture, industrial and commercial pest management, and food service.

Agricultural Sciences **Actual Results** In millions	*2011*	*2010*	*2009*
Sales	$ 5,655	$ 4,869	$ 4,522
EBITDA	$ 913	$ 640	$ 573

Agricultural Sciences **2011 Actual Versus 2010 Actual** **2010 Actual Versus 2009 Pro Forma** In millions	*2011*	*2010*	*2009*
Sales	$ 5,655	$ 4,869	$ 4,537
Price change from comparative period	5%	(4)%	(6)%
Volume change from comparative period	11%	11 %	4 %
Equity earnings	$ 4	$ 2	$ 2
EBITDA	$ 913	$ 640	$ 577
Certain items impacting EBITDA	$ —	$ —	$ 15


Agricultural Sciences - Sales
(in millions)
2009 Actual
$4,522
2009 Pro Forma
$4,537
2010 Actual
2011 Actual


Agricultural Sciences - EBITDA
(in millions)
2009 Actual
$573
2009 Pro Forma
$577
2010 Actual
$640
2011 Actual

2011 Actual Versus 2010 Actual

Agricultural Sciences sales were $5,655 million in 2011, up 16 percent from $4,869 million in 2010, and a new sales record for the segment. Compared with 2010, volume increased 11 percent and price increased 5 percent, with approximately one-third of the price increase due to currency. All geographic areas reported sales growth and new sales records. Sales were particularly strong in Latin America, driven by a 22 percent increase in volume and a 9 percent increase in price. Double-digit sales growth was reported in the Agricultural Chemicals and Seeds, Traits and Oils business platforms. Seeds, Traits and Oils reported a 27 percent increase in volume, reflecting the ramp up of SmartStax® technology and continued growth in the corn, soybean and cotton seed businesses. New agricultural chemicals products also reported strong volume growth, up 18 percent, with pyroxsulam cereal herbicide, penoxsulam rice herbicide and spinetoram insecticide all reporting double-digit growth. In addition, AgroFresh reported double-digit volume growth in all geographic areas.

EBITDA for 2011 was $913 million, compared with $640 million in 2010. EBITDA increased as strong volume gains in the Seeds, Traits and Oils business, new agricultural chemical product sales, and price increases more than offset the negative impact of currency on costs and increased investment in R&D and SG&A to support growth initiatives.

2010 Actual Versus 2009 Pro Forma

Agricultural Sciences sales were a record $4,869 million in 2010, up from $4,537 million in 2009. Sales increased 7 percent, with volume up 11 percent and price down 4 percent. With the launch of SmartStax® technology, growth in the corn, soybean and cotton portfolios, and new seed acquisitions, the Seeds, Traits and Oils business reported a 25 percent increase in volume. New agricultural chemicals products also posted strong volume growth, increasing 34 percent as pyroxsulam cereal herbicide sales doubled, and penoxsulam rice herbicide, aminopyralid range and pasture herbicide and spinetoram insecticide recorded double-digit growth. The price decline from 2009 was the result of continued generic competition in commodity agricultural chemicals. AgroFresh reported modest volume growth in all geographic areas in 2010.

EBITDA for 2010 was $640 million, compared with $577 million in 2009. EBITDA increased as sales volume gains in the Seeds, Traits and Oils business, new product growth, and continued portfolio management more than offset lower pricing on commodity agricultural chemicals and increased investment in R&D and SG&A to support growth initiatives. Results for 2009 were favorably impacted by a $15 million reduction in the 2007 restructuring reserve, originally related to pre-acquisition contract termination fees between the Company and Rohm and Haas. See Note C to the Consolidated Financial Statements for information on restructuring charges.

Agricultural Sciences Outlook for 2012

Agricultural Sciences sales for 2012 are expected to grow above the levels achieved in 2011. A continuation of 2011 industry momentum is anticipated as strong global demand for agricultural products, sustained higher levels of farmer profitability and favorable crop commodity prices fuel optimism. The Seeds, Traits and Oils business is expected to continue to benefit from SmartStax® technology, a strong corn sales forecast in the Americas and increased customer demand for cotton seed and healthy oils. Agricultural chemicals is expected to experience continued growth with the launch of sulfoxaflor insecticide and increased demand for new agrichemical products, including pyroxsulam, spinetoram, penoxsulam and aminopyralid. Investments in technology, capacity and geographic reach in the Seeds, Traits and Oils business will remain a priority.

PERFORMANCE MATERIALS

The Performance Materials segment consists of the following businesses: Amines; Chlorinated Organics; Dow Automotive Systems; Dow Formulated Systems; Dow Plastic Additives; Epoxy; Oxygenated Solvents; Polyglycols, Surfactants and Fluids; Polyurethanes; Dow Haltermann (which was fully divested by December 31, 2011); and Dow Oil and Gas. These businesses produce a wide variety of products with a broad range of applications – adhesives, aircraft and runway deicing fluids, automotive interiors and exteriors, carpeting, footwear, home furnishings, mattresses, personal care products, transportation, waterproofing membranes and wind turbines. The segment also includes a portion of the results of the SCG-Dow Group, joint ventures of the Company.

On June 17, 2010, Dow sold Styron to an affiliate of Bain Capital Partners. Businesses and products sold within the Performance Materials segment included Emulsion Polymers (styrene-butadiene latex); Synthetic Rubber; and certain products from Dow Automotive Systems; all of which were reported in the Performance Materials segment through the date of the divestiture. On September 30, 2009, the Company completed the sale of its ownership interest in the OPTIMAL Group of Companies, nonconsolidated affiliates, to Petroliam Nasional Berhad; a portion of the results were reported in the Performance Materials segment through the date of the divestiture. See Note E to the Consolidated Financial Statements for additional information on these divestitures.

Performance Materials **Actual Results** In millions	*2011*	*2010*	*2009*
Sales	$ 14,647	$ 13,957	$ 11,780
EBITDA	$ 1,748	$ 1,714	$ 1,568

Performance Materials **2011 Actual Versus 2010 Actual** **2010 Actual Versus 2009 Pro Forma** In millions	*2011*	*2010*	*2009*
Sales	$ 14,647	$ 13,957	$ 11,900
Price change from comparative period	12 %	12%	(15)%
Volume change from comparative period	(7)%	5%	(14)%
Volume change, excluding divestitures	1 %	15%	N/A
Equity earnings (loss)	$ (31)	$ 16	$ 46
EBITDA	$ 1,748	$ 1,714	$ 1,567
Certain items impacting EBITDA	$ (119)	$ (71)	$ 137

Performance Materials - Sales
(in millions)


2009 Actual
$11,780
2009 Pro Forma
$11,900
2010 Actual
$13,957
2011 Actual
$14,647

Performance Materials - EBITDA
(in millions)


2009 Actual
$1,568
2009 Pro Forma
$1,567
2010 Actual
$1,714
2011 Actual
$1,748

2011 Actual Versus 2010 Actual

Performance Materials sales were $14,647 million in 2011, up 5 percent from $13,957 million in 2010. Compared with 2010, price increased 12 percent as significant increases in feedstock and other raw material costs drove double-digit price increases in all geographic areas and most businesses. Increases were particularly strong in Chlorinated Organics due to increased pricing in refrigerants, fluoropolymers and solvent applications. Compared with last year, volume declined 7 percent, reflecting the sale of Emulsion Polymers, Synthetic Rubber and certain Dow Automotive Systems assets as part of the Styron divestiture completed on June 17, 2010. Excluding the impact of this divestiture, volume was up 1 percent as demand drove modest gains in North America and Latin America. Volume declined in EMEA due to continued economic weakness in Western Europe, and in Asia Pacific due to government actions to control growth in the wind energy and construction industries. Epoxy reported volume growth of 12 percent, driven primarily by increased demand for resins used in the automotive and electronic industries.

Polyurethanes experienced modest volume growth as strong demand in the appliance industry more than offset a slow recovery in the building and construction sector.

EBITDA for 2011 was $1,748 million, compared with $1,714 million in 2010. EBITDA increased in 2011 as higher prices, improved margins, and lower R&D spending more than offset the decline in volume, increased feedstock and other raw material costs, the negative impact of currency on costs, the absence of earnings from divested businesses and lower equity earnings. Equity earnings in 2011 declined from 2010 principally due to lower earnings at Map Ta Phut Olefins Company Limited. EBITDA in 2011 included $77 million of asset impairment charges and related costs in the Polyurethanes business and a $42 million loss on the sale of a contract manufacturing business. EBITDA in 2010 was negatively impacted by $48 million of asset impairment charges and related costs in the Polyurethanes business, a $34 million charge for the write-off of capital project spending and related costs in the Epoxy business, and a $9 million write-off of capital spending in Dow Automotive Systems. EBITDA in 2010 was favorably impacted by a $20 million net gain on the sale of Styron.

2010 Actual Versus 2009 Pro Forma

Performance Materials sales for 2010 were $13,957 million, up 17 percent from $11,900 million in 2009. Price increased 12 percent and volume increased 5 percent, with price and volume improvements reported in all geographic areas and most businesses. Chlorinated Organics experienced a double-digit price increase due to improved pricing in refrigerants, fluoropolymers and solvent applications. Epoxy, Dow Plastic Additives, Oxygenated Solvents and Polyurethanes also experienced double-digit price increases driven primarily by increased feedstock and energy and other raw material costs. Compared with 2009, volume was negatively impacted by the sale of Emulsion Polymers, Synthetic Rubber and certain Dow Automotive Systems assets as part of the Styron divestiture completed on June 17, 2010. Excluding the impact of this divestiture, volume was up 15 percent with double-digit increases in all geographies. Particularly strong growth was reported by the Epoxy business, up 30 percent driven by improved demand for resins used in the automotive and electronic industries and new product supply agreements with Styron. Dow Automotive Systems reported significant volume growth of 24 percent due to strong demand in the automotive industry. Demand for formulations related to alternative energy and energy efficiency rebounded from the global economic slowdown, contributing to a 21 percent volume gain in Dow Formulated Systems. Oxygenated Solvents also reported a 21 percent volume increase driven by the economic recovery, especially in North America and Asia Pacific.

EBITDA for 2010 was $1,714 million, compared with $1,567 million in 2009. Compared with 2009, EBITDA improved as higher prices and volume, and the benefits of improved operating rates and lower R&D expenses more than offset higher raw material costs, higher manufacturing and supply chain costs and lower equity earnings related to costs associated with the start-up of a new joint venture. EBITDA in 2010 was negatively impacted by $48 million of asset impairment charges and related costs in the Polyurethanes business, a $34 million charge for the write-off of capital project spending and related costs in the Epoxy business, and a $9 million write-off of capital spending in Dow Automotive Systems. EBITDA in 2010 was favorably impacted by a $20 million net gain on the sale of Styron. EBITDA in 2009 was positively impacted by a $146 million gain on the sale of the Company's ownership interest in OPTIMAL, partially reduced by a $7 million charge related to the impairment of goodwill associated with the Dow Haltermann reporting unit (see Note I to the Consolidated Financial Statements) and $2 million of restructuring charges. See Note C to the Consolidated Financial Statements for information on restructuring charges.

Performance Materials Outlook for 2012

Demand is expected to increase modestly across most businesses in Performance Materials, as the transportation, building and construction, and infrastructure-related sectors begin to recover, especially in the second half of the year. Modest recovery is also expected in the wind energy industry. Dow Automotive Systems is expected to benefit from ongoing recovery in the transportation industry in North America and Asia Pacific; however, this is expected to be offset by continued economic uncertainty in Western Europe. Soft demand, driven primarily by industry overcapacity, is expected in the Epoxy business. Formulated Systems expects increased volume growth as a combination of government regulations and high energy costs are expected to drive demand for energy efficiency applications. The launch of new products in 2012 is expected to drive volume growth for Dow Plastic Additives. Oxygenated Solvents expects volume growth as demand increases for end-use applications. Higher feedstock and energy and other raw material costs are expected in 2012 as the economy strengthens, driving price increases across most businesses. A marginal improvement in equity earnings is also expected in 2012.

PERFORMANCE PLASTICS

The Performance Plastics segment includes the following businesses: Dow Elastomers; Dow Electrical and Telecommunications; Dow Packaging and Converting; Plastics Licensing and Catalyst; Polyethylene; and Polypropylene (through the September 30, 2011 divestiture). These world-leading businesses provide a broad range of products and solutions by leveraging Dow's leading manufacturing and application technology, research and product development expertise, extensive market knowledge and strong customer relationships. Product applications include adhesives, beverage bottles, disposable diaper liners, flexible and rigid packaging, toys, plastic pipe, oil tanks, road equipment, and wire and cable insulation and jacketing materials for power utility and telecommunications. The Performance Plastics segment also includes the results of Americas Styrenics LLC (through the June 17, 2010 divestiture of Styron), Equipolymers (through the July 1, 2011 merger with MEGlobal; see Note H to the Consolidated Financial Statements) and Univation Technologies, LLC, as well as a portion of the results of EQUATE Petrochemical Company K.S.C., The Kuwait Olefins Company K.S.C. and the SCG-Dow Group, all joint ventures of the Company.

On June 17, 2010, Dow sold Styron to an affiliate of Bain Capital Partners. Businesses sold within the Performance Plastics segment included Styrenics (polystyrene, acrylonitrile butadiene styrene, styrene acrylonitrile and expandable polystyrene), a global leader in the production of polystyrene resins; Polycarbonate and Compounds and Blends; and the Company's 50-percent ownership interest in Americas Styrenics LLC, a nonconsolidated affiliate; all of which were reported in the Performance Plastics segment through the date of the divestiture.

On July 27, 2011, the Company entered into a definitive agreement to sell its global Polypropylene business to Braskem SA; the transaction closed on September 30, 2011. The transaction did not include Dow's Polypropylene Licensing and Catalyst business. The Polypropylene business was reported in the Performance Plastics segment through the date of the divestiture. See Note E to the Consolidated Financial Statements for additional information on these divestitures.

Performance Plastics **Actual Results** In millions	*2011*	*2010*	*2009*
Sales	$ 16,257	$ 15,260	$ 12,862
EBITDA	$ 3,440	$ 3,565	$ 2,120

Performance Plastics **2011 Actual Versus 2010 Actual** **2010 Actual Versus 2009 Pro Forma** In millions	*2011*	*2010*	*2009*
Sales	$ 16,257	$ 15,260	$ 13,026
Price change from comparative period	12 %	20 %	(23)%
Volume change from comparative period	(5)%	(3)%	(6)%
Volume change, excluding divestitures	4 %	4 %	N/A
Equity earnings	$ 303	$ 254	$ 101
EBITDA	$ 3,440	$ 3,565	$ 2,147
Certain items impacting EBITDA	$ 86	$ 7	$ (120)

Performance Plastics - Sales
(in millions)


2009 Actual
$12,882
2009 Pro Forma
$13,026
2010 Actual
$15,260
2011 Actual
$16,257

Performance Plastics - EBITDA
(in millions)


2009 Actual
$2,120
2009 Pro Forma
$2,147
2010 Actual
$3,565
2011 Actual
$3,440

2011 Actual Versus 2010 Actual
Performance Plastics sales for 2011 were $16,257 million, up 7 percent from $15,260 million in 2010. Compared with 2010, price was up 12 percent, while volume declined 5 percent. Double-digit price increases were reported in all geographic areas, except Latin America (up 9 percent), and most businesses, largely due to a significant increase in feedstock costs. The price improvement was especially evident in Dow Elastomers, Polyethylene, Polypropylene and Dow Electrical and Telecommunications. The decline in volume for the segment reflected the September 30, 2011 divestiture of the Polypropylene business to Braskem S.A. and the divestiture of the Styrenics and Polycarbonate and Compounds and Blends businesses as part of the June 17, 2010 divestiture of Styron. Excluding the impact of these divestitures, volume improved 4 percent with gains in all geographic areas, particularly in Asia Pacific and Latin America. Volume was higher for all businesses, except Dow Electrical and Telecommunications, which experienced significant volume decline in Asia Pacific as the expiration of government stimulus spending, increased interest rates and more restrictive lending resulted in slower growth in the construction, manufacturing and public infrastructure sectors. Polyethylene reported solid volume growth of 4 percent with increases of more than 22 percent in Asia Pacific and 8 percent in Latin America, despite limited ethylene supply during the second quarter due to a planned maintenance turnaround at the Company's ethylene facility in Bahia Blanca, Argentina. In North America, polyethylene volume was essentially flat, reflecting the slow pace of the economic recovery in the United States, planned maintenance turnarounds and unplanned outages at the Company's U.S. Gulf Coast manufacturing facilities, and limited ethane and ethylene supply at the Prentiss, Alberta, Canada manufacturing facility. Polyethylene volume was flat in EMEA as Middle East producers aggressively sold excess material into the region. Dow Elastomers reported double-digit volume growth with especially strong demand in Asia Pacific as a result of the continuing recovery from the March 2011 earthquakes and tsunami in Japan. Dow Packaging and Converting volume was up slightly, as growth was impacted by limited product availability due to a major capital project at the manufacturing facility to produce SARAN™ resins in Midland, Michigan.

EBITDA for 2011 was $3,440 million, down from $3,565 million in 2010. EBITDA declined as higher selling prices, improved margins and a small gain on the sale of the Polypropylene business in the third quarter of 2011 were more than offset by the unfavorable impact of higher feedstock and other raw material costs, higher freight costs, and increased costs related to turnarounds. Equity earnings were $303 million in 2011, up from $254 million in 2010 primarily due to an $86 million gain related to cash collected on a previously impaired note receivable associated with Equipolymers. Improved earnings from The Kuwait Olefins Company, The Kuwait Styrene Company and Univation Technologies, LLC were partially offset by lower earnings at EQUATE and the SCG-Dow Group. EBITDA for 2010 included a $7 million net gain related to the divestiture of Styron.

2010 Actual Versus 2009 Pro Forma
Performance Plastics sales for 2010 were $15,260 million, up 17 percent from $13,026 million in 2009, with price up 20 percent and volume down 3 percent. Global economic conditions began to improve during the second half of 2009 and this momentum carried over into 2010. Feedstock and energy costs were significantly higher than in 2009, driving double-digit price increases in all geographic areas. The decline in volume for the segment reflected the divestiture of the Styrenics and Polycarbonate and Compounds and Blends businesses as part of the June 17, 2010 divestiture of Styron. Sales volume, excluding the impact of the Styron divestiture, was up 4 percent from 2009. Sales volume during the first half of 2010 was negatively impacted by planned maintenance turnarounds at the Company’s polyethylene and polypropylene production facilities in North America and Europe. Production was also negatively impacted during the first half of 2010 by an unplanned site outage at the Company’s polypropylene production facility in Schkopau, Germany, and by ethylene supply limitations at the Company’s Bahia Blanca polyethylene facility in Argentina. With the completion of the maintenance turnarounds and resolution of the outages, production returned to normal levels during the second half of 2010 and demand was strong. Polypropylene volume was significantly higher in North America and EMEA as demand in the consumer goods, automotive and packaging sectors was particularly strong. Dow Elastomers reported strong, double-digit volume increases in all geographic areas due to tight supply/demand balances in 2010. Dow Packaging and Converting also achieved strong volume increases in all geographic areas as the global economic recovery increased demand for adhesives and other packaging materials.

EBITDA for 2010 was $3,565 million, up from $2,147 million in 2009. While feedstock and energy and other raw materials costs were significantly higher than 2009, the increases were more than offset by higher prices and improved equity earnings from the Company’s joint ventures in Kuwait. EBITDA for 2010 included a $7 million net gain on the divestiture of Styron. EBITDA in 2009 was negatively impacted by $65 million of impairment charges related to the Company’s investment in Equipolymers, a nonconsolidated affiliate; an increase in cost of sales of $53 million related to the fair valuation of Rohm and Haas inventories; and $2 million of restructuring charges. See Note C to the Consolidated Financial Statements for information on restructuring charges.

Performance Plastics Outlook for 2012

In North America, increasingly favorable feedstock dynamics from shale gas are expected to help U.S. Gulf Coast polyethylene production maintain a competitive position globally. Improving global economic conditions in the second half of 2012 are expected to increase demand for polyethylene and, with limited new industry capacity expected to come on-line, operating rates and margins are expected to improve. Dow Elastomers is expected to experience steady growth in most market segments. Dow Packaging and Converting volumes are expected to increase as the business restarts a manufacturing facility to produce SARAN™ barrier resins that was down for refurbishment and starts up new photovoltaic encapsulant film capacity in 2012. The outlook for Dow Electrical and Telecommunications is mixed, with continued demand growth expected in the emerging economies; however, the slowdown in the renewable energy sector in the United States is expected to have a negative impact on volume. Equity earnings from the Company's joint ventures in Kuwait are expected to improve. Construction will also continue on the new biopolymers manufacturing facility at the site in Santa Vitória, Minas Gerais, Brazil. This project, which is a consolidated joint venture with Mitsui & Co. Ltd, was announced during the fourth quarter of 2011 and once completed, is expected to be the largest biopolymers manufacturing facility in the world. The joint venture is expected to begin operations in 2015.

FEEDSTOCKS AND ENERGY

The Feedstocks and Energy segment includes the following businesses: Chlor-Alkali/Chlor-Vinyl; Energy; Ethylene Oxide/Ethylene Glycol; and Hydrocarbons. The Chlor-Alkali/Chlor-Vinyl business focuses on the production of chlorine for consumption by downstream Dow derivatives, as well as production, marketing and supply of ethylene dichloride, vinyl chloride monomer and caustic soda. These products are used for applications such as alumina production, pulp and paper manufacturing, soaps and detergents, and building and construction. The Energy business supplies power, steam and other utilities, principally for use in Dow's global operations. The Ethylene Oxide/Ethylene Glycol business is the world's largest producer of purified ethylene oxide, principally used in Dow's downstream performance derivatives. Dow is also a key supplier of ethylene glycol to MEGlobal, a 50:50 joint venture and world leader in the manufacture and marketing of merchant monoethylene glycol and diethylene glycol. Ethylene glycol is used in polyester fiber, polyethylene terephthalate (PET) for food and beverage container applications, polyester film, and aircraft and runway deicers. The Hydrocarbons business encompasses the procurement of natural gas liquids and crude oil-based raw materials, as well as the supply of monomers, principally for use in Dow's global operations. The business regularly sells its by-products and buys and sells products in order to balance regional production capabilities and derivative requirements. The business also sells products to certain Dow joint ventures. Also included in the Feedstocks and Energy segment are the results of Compañia Mega S.A. and MEGlobal, and a portion of the results of EQUATE Petrochemical Company K.S.C., The Kuwait Olefins Company K.S.C., and the SGC-Dow Group, all joint ventures of the Company.

On June 17, 2010, Dow sold Styron to an affiliate of Bain Capital Partners. Businesses and products sold within the Feedstocks and Energy segment included certain styrene monomer assets, which were reported in the Feedstocks and Energy segment through the date of the divestiture. On September 30, 2009, the Company completed the sale of its ownership interest in the OPTIMAL Group of Companies, nonconsolidated affiliates, to Petroliam Nasional Berhad; a portion of the results were reported in the Feedstocks and Energy segment through the date of the divestiture. See Note E to the Consolidated Financial Statements for additional information on these divestitures.

For the Feedstocks and Energy segment, there was no difference between actual and pro forma sales and EBITDA for 2009.

Feedstocks and Energy Actual Results In millions	*2011*	*2010*	*2009*
Sales	$ 11,302	$ 8,457	$ 6,346
Price change from comparative period	27%	28%	(28)%
Volume change from comparative period	7%	5%	(22)%
Volume change, excluding divestitures	7%	23%	N/A
Equity earnings	$ 561	$ 407	$ 195
EBITDA	$ 940	$ 471	$ 477
Certain items impacting EBITDA	$ —	$ —	$ 510



Feedstocks and Energy - Sales
(in millions)
2009 Actual
$6,346
2010 Actual
$8,457
2011 Actual
$11,302



Feedstocks and Energy - EBITDA
(in millions)
2009 Actual
$477
2010 Actual
$471
2011 Actual
$940

2011 Actual Versus 2010 Actual

Feedstocks and Energy sales were $11,302 million in 2011, up 34 percent from $8,457 million in 2010. Compared with last year, price was up 27 percent, with increases reported across all geographic areas and businesses, except Energy, which was flat. Volume improved 7 percent for the segment, as volume growth in the Hydrocarbons and Energy businesses offset declines in the Chlor-Alkali/Chlor-Vinyl and Ethylene Oxide/Ethylene Glycol ("EO/EG") businesses. Sales for the Hydrocarbons business were up 44 percent with prices increasing 31 percent and volume increasing 13 percent. The increase in selling prices for this business was a result of higher feedstock costs, driven by demand improvement across the industry. Product supply agreements with Styron led to an increase in sales volume compared with 2010. Sales for the EO/EG business increased 21 percent over 2010, driven by a 22 percent increase in price partially offset by a 1 percent decrease in volume. EO/EG prices increased in most geographic areas, as a result of higher feedstock costs. EO/EG volume declined due to the business' strategic shift to supply purified ethylene oxide to internal derivative businesses. Sales for the Chlor-Alkali/Chlor-Vinyl business increased 14 percent compared with 2010, driven by a 21 percent increase in price partially offset by a 7 percent decrease in volume. Within the business, vinyl chloride monomer ("VCM") price increased in response to higher ethylene costs and strong U.S. polyvinyl chloride ("PVC") export demand, and caustic soda volume improved due to increased demand in the alumina and pulp and paper industries. VCM volume decreased due to a reduction in capacity in North America that more than offset volume increases in caustic soda. Sales for the Energy business increased 10 percent compared with 2010, with volume up 10 percent and prices remaining flat. Sales for the Energy business are primarily opportunistic merchant sales driven by market conditions and sales to customers located on Dow manufacturing sites.

The Company uses derivatives of crude oil and natural gas as feedstock in its ethylene facilities. The Company's cost of purchased feedstock and energy increased $4.3 billion in 2011, a 22 percent increase over last year. Crude oil prices were, on average, 41 percent higher than 2010 levels. North American natural gas prices decreased in 2011, and were approximately 8 percent lower than in 2010.

The Hydrocarbons business transfers materials to Dow's derivative businesses and the Energy business supplies utilities to Dow's businesses at net cost, resulting in EBITDA that is at or near break-even for both businesses. For the segment, EBITDA for 2011 was $940 million, up from $471 million in 2010 due to higher prices, volume growth, and improved equity earnings from EQUATE, MEGlobal and The Kuwait Olefins Company K.S.C.

2010 Actual Versus 2009 Actual

Feedstocks and Energy sales were $8,457 million in 2010, up 33 percent from $6,346 million in 2009. Compared with 2009, price was up 28 percent, with increases reported across all businesses and geographic areas. Volume improved 5 percent for the segment, as volume gains in the Hydrocarbons, Chlor-Alkali/Chlor-Vinyl and Energy businesses more than offset declines in the EO/EG business. Excluding divestitures, volume improved 23 percent. Sales for the Hydrocarbons business were up 40 percent with prices increasing 35 percent and volume increasing 5 percent. The increase in selling prices for the Hydrocarbons business was a result of higher feedstock and energy costs, driven by demand improvement across the industry, while product supply agreements with Styron led to an increase in trade sales volume compared with 2009. Sales for the Chlor-Alkali/Chlor-Vinyl business increased 28 percent over 2009, driven by a 19 percent increase in price and 9 percent increase in volume. Within the business, VCM price and volume increased in response to higher ethylene costs and strong U.S. PVC export demand, and caustic soda volume improved due to increased demand in the alumina and pulp and paper industries. Sales for the EO/EG business were down compared with 2009, as a 21 percent decrease in volume more than offset a 19 percent increase in price. EO/EG volume declined, due to the business' strategic shift to supply purified ethylene oxide to internal derivative businesses, and the closure of the Company's Wilton, England facility in January 2010. Sales for the Energy business increased 34 percent compared with 2009, with volume up 31 percent and price up 3 percent. Sales for the Energy business are primarily opportunistic merchant sales driven by market conditions and sales to customers located on Dow manufacturing sites. Sales fluctuate as the Company balances energy supply and demand at its manufacturing sites; however, the improving economy offered more opportunities for merchant sales in 2010.

The Company's cost of purchased feedstock and energy increased $5.0 billion in 2010. Crude oil prices were, on average, 29 percent higher in 2010 than 2009 levels. North American natural gas prices also increased in 2010, and were approximately 13 percent higher than 2009.

EBITDA for 2010 was $471 million, down slightly from $477 million in 2009, which included a $457 million gain on the sale of the Company's ownership interest in TRN and a $193 million gain on the sale of the Company's ownership interest in OPTIMAL partially offset by $140 million of restructuring costs (see Note C to the Consolidated Financial Statements for information on restructuring charges). EBITDA in 2010 was impacted by higher prices and volume, improved operating rates and higher equity earnings from EQUATE, MEGlobal and The Kuwait Olefins Company K.S.C.

Feedstocks and Energy Outlook for 2012

The Feedstocks and Energy segment expects overall market conditions in 2012 to be generally consistent with 2011. Crude oil and feedstock prices are expected to remain volatile and sensitive to external factors, such as economic activity and geopolitical tensions. In 2012, the Company expects crude oil prices, on average, to remain close to 2011 levels while natural gas prices in the United States are expected to decline due to increasing supplies of U.S. shale gas. Ethylene margins are expected to improve due to tightening supply and demand balances. VCM sales are expected to decline in 2012 due to prior reductions in the Company's production capacity in North America.

In the fourth quarter of 2010, Dow and Mitsui & Co., Ltd. formed a 50:50 manufacturing joint venture to construct, own and operate a new membrane chlor-alkali facility located at Dow's Freeport, Texas, integrated manufacturing complex. Construction began in 2011 and operations are expected to begin in mid-2013. The new facility will have an annual capacity of approximately 800 kilotons. Under contract to the joint venture, Dow will operate and maintain the facility. The joint venture is a variable interest entity and is included in Dow's consolidated financial statements. See Note S to the Consolidated Financial Statements for additional information.

CORPORATE

Included in the results for Corporate are:

- results of insurance company operations;
- results of Ventures (which includes new business incubation platforms focused on identifying and pursuing new commercial opportunities);
- Venture Capital;
- gains and losses on sales of financial assets;
- stock-based compensation expense and severance costs;
- changes in the allowance for doubtful receivables;
- asbestos-related defense and resolution costs;
- foreign exchange hedging results;
- non-business aligned technology licensing and catalyst activities;
- environmental operations;
- enterprise level mega project activities;
- certain corporate overhead costs and cost recovery variances not allocated to the operating segments; and
- results of Morton International, Inc. (through the October 1, 2009 divestiture of this business; see Note E to the Consolidated Financial Statements).

Corporate Actual Results In millions	2011	2010	2009
Sales	$ 325	$ 332	$ 693
EBITDA	$ (1,507)	$ (1,472)	$ (1,168)

Corporate 2011 Actual Versus 2010 Actual 2010 Actual Versus 2009 Pro Forma In millions	2011	2010	2009
Sales	$ 325	$ 332	$ 1,083
Equity earnings (loss)	$ (39)	$ (16)	$ (8)
EBITDA	$ (1,507)	$ (1,472)	$ (1,127)
Certain items impacting EBITDA	$ (513)	$ (230)	$ (623)

2011 Actual Versus 2010 Actual

Sales for Corporate, which primarily relate to the Company's insurance operations, were $325 million in 2011 down slightly from $332 million in 2010.

EBITDA for 2011 was a loss of $1,507 million, compared with a loss of $1,472 million in 2010. EBITDA for 2011 was negatively impacted by a $482 million loss related to the early extinguishment of debt, $31 million of integration costs related to the April 1, 2009 acquisition of Rohm and Haas, and foreign currency exchange losses. Compared with the same period last year, EBITDA was favorably impacted by a decrease in performance-based compensation costs (including stock-based compensation and decreased participation in the Employees' Stock Purchase Plan), $25 million in dividend income related to the Company's ownership interest in Styron, gains on the sale of various businesses and lower Corporate expenses.

EBITDA for 2010 was reduced by integration costs of $143 million related to the acquisition of Rohm and Haas, $50 million of labor-related litigation costs, a charge of $47 million for an obligation related to a past divestiture, and a $46 million loss on the early extinguishment of debt. EBITDA for 2010 was favorably impacted by a $54 million reduction in the asbestos-related liability and $2 million in net adjustments to prior year restructuring plans.

2010 Actual Versus 2009 Pro Forma

Sales for Corporate, which for 2010 primarily related to the Company's insurance operations, were $332 million in 2010, down from $1,083 million in 2009, which also included the sales of Morton International, Inc. ("Morton," the Salt business acquired with the Rohm and Haas acquisition) through the fourth quarter of 2009 divestiture of the business.

EBITDA for 2010 was a loss of $1,472 million, compared with a loss of $1,127 million in 2009. EBITDA for 2010 was lower due to increased performance-based compensation (including stock-based compensation and increased expense related to higher employee participation in the Employees' Stock Purchase Plan) and the absence of earnings from Morton. Additionally, EBITDA was reduced by integration costs of $143 million related to the acquisition of Rohm and Haas, $50 million of labor-related litigation costs, a charge of $47 million for an obligation related to a past divestiture, and a $46 million loss on the early extinguishment of debt. EBITDA for 2010 was favorably impacted by a $54 million reduction in the asbestos-related liability and $2 million in net adjustments to prior year restructuring plans.

EBITDA for 2009 was reduced by costs related to the April 1, 2009 acquisition of Rohm and Haas of $362 million, including $166 million of other transaction and integration costs expensed in accordance with the accounting guidance for business combinations, $60 million of acquisition-related retention expenses, a $56 million loss on the early extinguishment of debt, and $80 million of transaction and other acquisition costs incurred by Rohm and Haas prior to the April 1, 2009 acquisition. EBITDA was also impacted by $224 million of 2009 restructuring charges, including employee-related severance expenses of $155 million, environmental obligations of $64 million, and $5 million of asset write-offs; plus $28 million in adjustments related to prior year restructuring plans. EBITDA for 2009 was further reduced by a $7 million IPR&D write-off and $2 million of costs related to the 2008 hurricanes.

Sales Price and Volume by Operating Segment and Geographic Area
Pro Forma Comparison

	2011			*2010 (1)*			*2009 (2)*		
Percent change from prior year	*Volume*	*Price*	*Total*	*Volume*	*Price*	*Total*	*Volume*	*Price*	*Total*
Operating Segments:									
Electronic and Functional Materials	3 %	6%	9%	20%	—%	20%	(16)%	(4)%	(20)%
Coatings and Infrastructure	(4)	13	9	(3)	9	6	(16)	(9)	(25)
Agricultural Sciences	11	5	16	11	(4)	7	4	(6)	(2)
Performance Materials	(7)	12	5	5	12	17	(14)	(15)	(29)
Performance Plastics	(5)	12	7	(3)	20	17	(6)	(23)	(29)
Feedstocks and Energy	7	27	34	5	28	33	(22)	(28)	(50)
Total	(1)%	13%	12%	2%	13%	15%	(13)%	(17)%	(30)%
Geographic Areas:									
United States	(2)%	13%	11%	2%	15%	17%	(19)%	(14)%	(33)%
Europe, Middle East and Africa	(4)	17	13	—	13	13	(15)	(20)	(35)
Rest of World	2	10	12	4	12	16	(4)	(17)	(21)
Total	(1)%	13%	12%	2%	13%	15%	(13)%	(17)%	(30)%

(1) Compares results for 2010 to actual results for the last nine months of 2009 plus pro forma historical results for the first quarter of 2009.

(2) Compares the last nine months of 2009 plus pro forma historical results for the first quarter of 2009 to pro forma historical results for 2008.

Sales Price and Volume by Operating Segment and Geographic Area
Pro Forma Comparison, Excluding Divestitures (1)

	2011			*2010 (2)*		
Percent change from prior year	*Volume*	*Price*	*Total*	*Volume*	*Price*	*Total*
Operating Segments:						
Electronic and Functional Materials	3%	6%	9%	20%	—%	20%
Coatings and Infrastructure	(1)	13	12	7	9	16
Agricultural Sciences	11	5	16	11	(4)	7
Performance Materials	1	13	14	15	13	28
Performance Plastics	4	13	17	4	22	26
Feedstocks and Energy	7	27	34	23	33	56
Total	4%	14%	18%	12%	14%	26%
Geographic Areas:						
United States	1%	13%	14%	12%	17%	29%
Europe, Middle East and Africa	4	18	22	12	15	27
Rest of World	6	10	16	10	13	23
Total	4%	14%	18%	12%	14%	26%

(1) Excludes sales of the Salt business of Rohm and Haas divested on October 1, 2009, sales related to TRN divested on September 1, 2009, sales of a portion of the acrylic monomer business and specialty latex businesses divested on January 25, 2010, sales of the Powder Coatings business divested on June 1, 2010, sales of Styron divested on June 17, 2010, and sales of the Polypropylene business divested on September 30, 2011.

(2) Compares results for 2010 to actual results for the last nine months of 2009 plus pro forma historical results for the first quarter of 2009.

LIQUIDITY AND CAPITAL RESOURCES

The Company's cash flows from operating, investing and financing activities, as reflected in the Consolidated Statements of Cash Flows, are summarized in the following table:

Cash Flow Summary In millions	*2011*	*2010*	*2009*
Cash provided by (used in):			
Operating activities	$ 3,879	$ 4,102	$ 2,075
Investing activities	(1,994)	135	(14,767)
Financing activities	(3,362)	(178)	12,659
Effect of exchange rate changes on cash	(121)	88	79
Cash assumed in initial consolidation of variable interest entities	3	46	—
Net change in cash and cash equivalents	$ (1,595)	$ 4,193	$ 46

Cash provided by operating activities in 2011 decreased compared with 2010 primarily due to an increase in working capital requirements and increased pension contributions that more than offset increased earnings. Cash provided by operating activities in 2010 increased significantly compared with 2009 primarily due to increased earnings. Cash provided by operating activities in 2009 reflected an increase in working capital requirements primarily driven by an increase in trade accounts receivable. The increase in trade accounts receivable reflected the increase in sales toward the end of 2009 primarily due to the acquisition of Rohm and Haas in 2009.

Cash used in investing activities in 2011 reflected increased capital expenditures, partially offset by proceeds from the divestiture of the Polypropylene business. Cash provided by investing activities in 2010 reflected proceeds from the divestiture of Styron, as well as other smaller divestitures, proceeds from the change in restricted cash related to the consolidation of a variable interest entity (see Note S to the Consolidated Financial Statements) and the usage of cash for capital expenditures. Cash used in investing activities in 2009 reflected the April 1, 2009 acquisition of Rohm and Haas for $15,681 million and the purchase of a previously leased ethylene plant in Canada for $713 million, and capital expenditures of $1,683 million, partially offset by the proceeds from the sale of the Company's interest in nonconsolidated affiliates (TRN for $742 million and OPTIMAL for $660 million), net proceeds from the sale of Morton ($1,576 million).

Cash used in financing activities in 2011 included payments on short- and long-term debt including the retirement of $4.8 billion of gross debt as further discussed below, as well as dividends paid to stockholders, partially offset by proceeds from the issuance of long-term debt. Cash used in financing activities in 2010 included payments on long-term debt and commercial paper, payments on notes payable related to the monetization of accounts receivable in Europe, and the payment of dividends to stockholders, partially offset by the proceeds from the issuance of long-term debt. Cash provided by financing activities in 2009 reflected the funding for the acquisition of Rohm and Haas as discussed in further detail below, partially offset by the redemption of the preferred partnership units and accrued dividends of Tornado Finance V.O.F. of $520 million.

The Company had cash and cash equivalents of $5,444 million at December 31, 2011 and $7,039 million at December 31, 2010, of which $2,047 million at December 31, 2011 and $1,139 million at December 31, 2010 was held by foreign subsidiaries. For each of its foreign subsidiaries, the Company makes an assertion regarding the amount of earnings intended for permanent reinvestment, with the balance available to be repatriated to the United States. The cash held by foreign subsidiaries for permanent reinvestment is generally used to finance the subsidiaries' operational activities and future foreign investments. A deferred tax liability has been accrued for the funds that are available to be repatriated to the United States. At December 31, 2011, management believed that sufficient liquidity was available in the United States. However, in the unusual event that additional foreign funds are needed in the United States, the Company has the ability to repatriate additional funds. The repatriation could result in an adjustment to the tax liability after considering available foreign tax credits and other tax attributes.

The Company undertook a restructuring plan in 2009 and assumed Rohm and Haas' restructuring liabilities as described below (additional details are provided in Note C to the Consolidated Financial Statements):

- On June 30, 2009, the Board of Directors approved a restructuring plan related to the Company's acquisition of Rohm and Haas (the "2009 Plan"). The restructuring activities under this plan were substantially completed in the first quarter of 2011, with remaining liabilities primarily related to environmental remediation to be paid over time.

- Included in the liabilities assumed with the April 1, 2009 acquisition of Rohm and Haas was a reserve of $122 million for severance and employee benefits for the separation of employees associated with Rohm and Haas' 2008 restructuring initiatives. The restructuring activities under this plan were completed in the second quarter of 2011.

The Company expects to incur future costs related to its restructuring activities, as the Company continually looks for ways to enhance the efficiency and cost effectiveness of its operations to ensure competitiveness across its businesses and across geographic areas. Future costs are expected to include demolition costs related to the closed facilities, which will be recognized as incurred. The Company also expects to incur additional employee-related costs, including involuntary termination benefits and pension plan settlement costs, related to its other optimization activities. These costs cannot be reasonably estimated at this time.

Management expects that the Company will continue to have sufficient liquidity and financial flexibility to meet all of its business obligations.

Working Capital at December 31 In millions	*2011*	*2010*
Current assets	$ 23,422	$ 24,130
Current liabilities	13,634	13,896
Working capital	$ 9,788	$ 10,234
Current ratio	1.72:1	1.74:1


Working Capital at December 31
(in millions)
2007
$6,209
2008
$2,952
2009
$6,437
2010
$10,234
2011
$9,788

Working capital decreased from December 31, 2010 to December 31, 2011 principally due to decreased cash and cash equivalents largely due to the retirement of long-term debt. At December 31, 2011, trade receivables were $4.9 billion, up from $4.6 billion at December 31, 2010. Days-sales-outstanding-in-receivables (excluding the impact of sales of receivables) was 44 days at December 31, 2011 compared with 43 days at December 31, 2010. At December 31, 2011, total inventories were $7.6 billion, up from $7.1 billion at December 31, 2010. Days-sales-in-inventory at December 31, 2011 was 64 days compared with 62 days at December 31, 2010.

As shown in the following table, net debt is equal to total gross debt minus "Cash and cash equivalents" and "Marketable securities and interest-bearing deposits." As Dow continues to strengthen its balance sheet and increase financial flexibility, management is principally focused on net debt, as Dow believes this is the best measure of the Company's financial leverage. At the end of 2009, the Company's net debt as a percent of total capitalization had risen to 48.0 percent, due to increased financing related to the acquisition of Rohm and Haas. By the end of 2011, net debt as a percent of total capitalization had been reduced to 40.8 percent.

Total Debt at December 31 In millions	*2011*	*2010*
Notes payable	$ 541	$ 1,467
Long-term debt due within one year	2,749	1,755
Long-term debt	18,310	20,605
Gross debt	$ 21,600	$ 23,827
Cash and cash equivalents	$ 5,444	$ 7,039
Marketable securities and interest-bearing deposits	2	—
Net debt	$ 16,154	$ 16,788
Gross debt as a percent of total capitalization	48.0%	51.3%
Net debt as a percent of total capitalization	40.8%	42.6%

Debt as a Percent of Total Capitalization at December 31 (percent)


2007
31.8%
2008
45.7%
2009
51.4%
2010
51.3%
2011
48.0%

Net Debt as a Percent of Total Capitalization at December 31 (percent)


2007
27.7%
2008
39.1%
2009
48.0%
2010
42.6%
2011
40.8%

Financing Activities

As part of its ongoing financing activities, Dow has the ability to issue promissory notes under its U.S. and Euromarket commercial paper programs. At December 31, 2011, the Company had no commercial paper outstanding. Through January 2012, the Company maintained access to the commercial paper market at competitive rates.

In the event Dow has short-term liquidity needs and is unable to issue commercial paper under these programs for any reason, Dow has the ability to access liquidity through its committed and available $5 billion Five Year Competitive Advance and Revolving Credit Facility Agreement dated October 18, 2011 (the "Revolving Credit Facility") with various U.S. and foreign banks. The Revolving Credit Facility has a maturity date in October 2016 and provides for interest at a LIBOR-plus rate or Base Rate as defined in the Agreement. The Revolving Credit Facility replaces the previous $3 billion facility dated June 4, 2010. On March 9, 2009, the Company borrowed $3 billion under a previous facility, and the Company used the funds to finance its day-to-day operations, to repay indebtedness maturing in the ordinary course of business and for other general corporate purposes. At December 31, 2009, all outstanding balances had been repaid. At December 31, 2011, the full $5 billion Revolving Credit Facility was available to the Company.

As a well-known seasoned issuer, the Company filed an automatic shelf registration for an unspecified amount of mixed securities with the SEC on February 19, 2010. Under this shelf registration, the Company may offer common stock, preferred stock, depositary shares, debt securities, warrants, stock purchase contracts and stock purchase units with pricing and availability dependent on market conditions; and, on February 19, 2010, registered an unlimited amount of securities for issuance under the Company's U.S. retail medium-term note program ("InterNotes"). At December 31, 2011, the Company had Euro 5 billion (approximately $6.5 billion) available for issuance under the Company's Euro Medium Term Note Program, as well as Japanese yen 50 billion (approximately $645 million) of securities available for issuance under a shelf registration renewed with the Tokyo Stock Exchange effective September 8, 2010, and which will expire on September 7, 2012.

On March 22, 2011, the Company concluded cash tender offers for $1.5 billion aggregate principal amount of certain notes issued by the Company. As a result of the tender offers, the Company redeemed $1.5 billion of the notes and recognized a $472 million pretax loss on early extinguishment of debt, included in "Sundry income (expense) – net" in the consolidated statements of income and reflected in Corporate.

In 2011, the Company redeemed $800 million of notes that matured on February 1, 2011; Euro 500 million of notes that matured on May 27, 2011 ($707 million equivalent); $250 million of floating rate notes that matured on August 8, 2011; and $1,538 million of InterNotes, and recognized a $10 million pretax loss on early extinguishment of debt, included in "Sundry income (expense) - net" in the consolidated statements of income and reflected in Corporate.

On November 14, 2011, the Company issued $2.0 billion of debt securities in a public offering. The offering included $1.25 billion aggregate principal amount of 4.125 percent notes due 2021 and $750 million aggregate principal amount of 5.25 percent notes due 2041.

During 2011, the Company issued $436 million of InterNotes with varying maturities in 2016, 2018 and 2021, at various interest rates averaging 3.71 percent; and approximately $1.2 billion of long-term debt was entered into by consolidated variable interest entities, including the refinancing of short-term notes payable.

On September 8, 2010, the Company concluded a tender offer for any and all of $145 million of debentures acquired from Rohm and Haas, due June 2020. As a result of the tender offer, the Company redeemed $123 million of the debentures and recognized a $46 million pretax loss on this early extinguishment, included in "Sundry income (expense) – net" in the consolidated statements of income and reflected in Corporate.

On November 4, 2010, the Company issued $2.5 billion of debt securities in a public offering. The offering included $750 million aggregate principal amount of 2.50 percent notes due 2016 and $1.75 billion aggregate principal amount of 4.25 percent notes due 2020.

During 2010, the Company issued $537 million of InterNotes with varying maturities in 2015, 2017 and 2020, at various interest rates averaging 4.70 percent.

On June 4, 2009, the preferred partner of Tornado Finance V.O.F., a consolidated foreign subsidiary of the Company, notified Tornado Finance V.O.F. that the preferred partnership units would be redeemed in full on July 9, 2009 as permitted by the terms of the partnership agreement. On July 9, 2009, the preferred partnership units and accrued dividends were redeemed for a total of $520 million. See Note U to the Consolidated Financial Statements for additional information.

On August 21, 2009, the Company executed a buy-back of Euro 175 million of private placement debt acquired from Rohm and Haas and recognized a $56 million pretax loss on early extinguishment, included in "Sundry income (expense) – net" in the consolidated statements of income and reflected in Corporate.

On September 28, 2009, Calvin Capital LLC, a wholly owned subsidiary of the Company, repaid a $674 million note payable, which was issued in September 2008.

During 2009, the Company issued $640 million in InterNotes with varying maturities in 2014, 2016 and 2019, at various interest rates averaging 6.45 percent.

On February 7, 2012, the Company notified bondholders of its intention to redeem $1.25 billion, 4.85 percent notes with an original maturity date of August 15, 2012, at the applicable make-whole redemption price plus accrued and unpaid interest through the date of redemption. The full amount is expected to be redeemed on March 8, 2012.

Dow's public debt instruments and documents for its private funding transactions contain, among other provisions, certain covenants and default provisions. The Company's most significant debt covenant with regard to its financial position is the obligation to maintain the ratio of the Company's consolidated indebtedness to consolidated capitalization at no greater than 0.65 to 1.00 at any time the aggregate outstanding amount of loans under the Revolving Credit Facility exceeds $500 million. The ratio of the Company's consolidated indebtedness to consolidated capitalization as defined in the credit agreements was 0.46 to 1.00 at December 31, 2011. At December 31, 2011, management believes the Company was in compliance with all of its covenants and default provisions. For information on Dow's covenants and default provisions, see Note P to the Consolidated Financial Statements.

The Company's credit rating is investment grade. The Company's long-term credit ratings are BBB with a stable outlook (Standard & Poor's), Baa3 with a positive outlook (Moody's) and BBB with a stable outlook (Fitch). In the second quarter of 2011, Standard & Poor's upgraded the Company's long-term credit rating from BBB- to BBB, the Company's short-term credit rating from A-3 to A-2, and changed the outlook from positive to stable. Also in the second quarter of 2011, Moody's upgraded the Company's outlook from stable to positive. The Company's short-term credit ratings are A-2 (Standard & Poor's), P-3 (Moody's) and F2 (Fitch). If the Company's credit ratings are downgraded, borrowing costs will increase on certain indentures, and it could have a negative impact on the Company's ability to access credit markets.

Financing Activities Related to the Acquisition of Rohm and Haas
On April 1, 2009, the Company completed the acquisition of Rohm and Haas. Pursuant to the July 10, 2008 Agreement and Plan of Merger (the "Merger Agreement"), Ramses Acquisition Corp., a direct wholly owned subsidiary of the Company, merged with and into Rohm and Haas (the "Merger"), with Rohm and Haas continuing as the surviving corporation and a direct wholly owned subsidiary of the Company. Financing for the April 1, 2009 transaction included debt of $9.2 billion obtained through a Term Loan Agreement ("Term Loan"), as well as equity investments by Berkshire Hathaway Inc. ("BHI") and the Kuwait Investment Authority ("KIA") in the form of Cumulative Convertible Perpetual Preferred Stock, Series A of 3 million shares for $3 billion (BHI) and 1 million shares for $1 billion (KIA).

In connection with the closing of the Merger, the Company entered into an Investment Agreement with certain trusts established by members of the Haas family (the "Haas Trusts") and Paulson & Co. Inc. ("Paulson"), each of whom was a significant shareholder of Rohm and Haas common stock at the time of the Merger. Under the Investment Agreement, the Haas Trusts and Paulson purchased from the Company 2.5 million shares (Haas Trusts - 1.5 million shares; Paulson - 1.0 million shares) of Cumulative Perpetual Preferred Stock, Series B ("preferred series B") for an aggregate price of $2.5 billion, with $1.5 billion from the Haas Trusts and $1.0 billion from Paulson. The Haas Trusts made an additional investment in 0.5 million shares of Cumulative Convertible Perpetual Preferred Stock, Series C ("preferred series C") for an aggregate price of $500 million.

In May 2009, the Company entered into a purchase agreement with the Haas Trusts and Paulson, whereby the Haas Trusts and Paulson agreed to sell to the Company their shares of the preferred series B in consideration for shares of the Company's common stock and/or notes at the discretion of the Company.

On May 6, 2009, the Company launched a public offering of 150.0 million shares of its common stock. Included in the 150.0 million shares offered to the public were 83.3 million shares issued to the Haas Trusts and Paulson in a private transaction in consideration for 1.2 million shares of preferred series B, at par plus accrued dividends, held by the Haas Trusts and Paulson. Gross proceeds were $2,250 million, of which the Company's net proceeds (after underwriting discounts and commissions) were $966 million for the sale of the Company's 66.7 million shares.

On May 7, 2009, the Company issued $6 billion of debt securities in a public offering. The offering included $1.75 billion aggregate principal amount of 7.6 percent notes due 2014; $3.25 billion aggregate principal amount of 8.55 percent notes due 2019; and $1 billion aggregate principal amount of 9.4 percent notes due 2039. An aggregate principal amount of $1.35 billion of the 8.55 percent notes due 2019 were offered by accounts and funds managed by Paulson and the Haas Trusts. These investors received notes from the Company in payment for 1.3 million shares of preferred series B, at par plus accrued dividends. The Company used the net proceeds received from this offering for refinancing, renewals, replacements and refunding of outstanding indebtedness, including repayment of a portion of the Term Loan.

Upon the consummation of the above transactions, all shares of preferred series B were retired.

On May 26, 2009, the Company entered into an underwriting agreement and filed the corresponding shelf registration statement to effect the conversion of preferred series C into the Company's common stock. On June 9, 2009, following the end of the sale period and determination of the share conversion amount, the Company issued 31.0 million shares of common stock to the Haas Trusts and all shares of preferred series C were retired.

On August 4, 2009, the Company issued $2.75 billion of debt securities in a public offering. The offering included $1.25 billion aggregate principal amount of 4.85 percent notes due 2012; $1.25 billion aggregate principal amount of 5.90 percent notes due 2015; and $0.25 billion aggregate principal amount of floating rate notes due 2011. The Company used the net proceeds received from this offering for refinancing, renewals, replacements and refunding of outstanding indebtedness, including repayment of a portion of the Term Loan.

On October 1, 2009, the remaining balance of the Term Loan was fully repaid using proceeds from the sale of the Salt business. See Note E to the Consolidated Financial Statements for more information on the divestiture of the Salt business.

See Notes D, P, V and W to the Consolidated Financial Statements for more information on the acquisition of Rohm and Haas and the corresponding financing activities.

Capital Expenditures

Capital spending, which includes capital spending by consolidated variable interest entities ("VIEs"), was $2,687 million in 2011, $2,130 million in 2010 and $1,683 million in 2009. In 2011, approximately 36 percent of the Company's capital expenditures were directed toward additional capacity for new and existing products, compared with 39 percent in 2010 and 43 percent in 2009. In 2011, approximately 15 percent was committed to projects related to environmental protection, safety, loss prevention and industrial hygiene compared with 17 percent in 2010 and 20 percent in 2009. The remaining capital was utilized to maintain the Company's existing asset base, including projects related to productivity improvements, energy conservation and facilities support.


Capital Expenditures
(in millions)
2007
$2,075
2008
$2,276
2009
$1,683
2010
$2,130
2011
$2,687

Major projects underway during 2011 included: the design and construction of a new chlor-alkali production facility to replace existing facilities in Freeport, Texas; construction of a new propylene oxide production facility using hydrogen peroxide to propylene oxide technology, a distribution terminal and related infrastructure and utilities in Thailand; design and construction of a new research and development facility in Indianapolis, Indiana, for Dow AgroSciences; construction of the new Business Process Service Center in Midland, Michigan; upgrades of low density polyethylene facilities in Freeport and Seadrift, Texas; a new centrifugal ethylene compressor in Freeport, Texas, to reduce spot purchases of ethylene; continued furnace rehabilitations to increase energy utilization and to maintain continued operations of ethylene production at St. Charles, Louisiana; the drilling of new brine wells in Freeport, Texas, and Aratu, Brazil; and construction of a market development and production plant in Midland, Michigan, for future battery component initiatives. Additional major projects included installation of a new furnace system in Deer Park, Texas, to support methyl methacrylate production; and design and construction of a global research and development center in Seoul, South Korea, to support Dow Electronic Materials. Because the Company designs and builds most of its capital projects in-house, it had no material capital commitments other than for the purchase of materials from fabricators and construction labor. The Company expects capital spending in 2012 to be approximately $2.5 billion.

Contractual Obligations

The following table summarizes the Company's contractual obligations, commercial commitments and expected cash requirements for interest at December 31, 2011. Additional information related to these obligations can be found in Notes N, P, Q, R and X to the Consolidated Financial Statements.

Contractual Obligations at December 31, 2011	Payments Due by Year						
In millions	2012	2013	2014	2015	2016	2017 and beyond	Total
Long-term debt – current and noncurrent (1)	$ 2,749	$ 662	$ 2,361	$ 1,453	$ 995	$ 13,232	$21,452
Deferred income tax liabilities – noncurrent (2)	—	—	—	—	—	1,091	1,091
Pension and other postretirement benefits	985	1,298	1,362	1,337	1,290	2,671	8,943
Other noncurrent obligations (3)	82	328	371	227	214	2,495	3,717
Uncertain tax positions, including interest and penalties (4)	75	—	—	—	—	318	393
Other contractual obligations:							
Minimum operating lease commitments	223	209	176	146	126	1,269	2,149
Purchase commitments – take-or-pay and throughput obligations	2,968	2,964	2,371	1,693	1,426	9,074	20,496
Purchase commitments – other (5)	29	29	20	16	17	60	171
Expected cash requirements for interest (6)	1,269	1,124	1,011	897	845	7,773	12,919
Total	$ 8,380	$ 6,614	$ 7,672	$ 5,769	$ 4,913	$ 37,983	$71,331

(1) Excludes unamortized debt discount of $393 million.

(2) Deferred income tax liabilities may vary according to changes in tax laws, tax rates and the operating results of the Company. As a result, it is impractical to determine whether there will be a cash impact to an individual year. All noncurrent deferred income tax liabilities have been reflected in "2017 and beyond."

(3) Annual payments to resolve asbestos litigation will vary based on changes in defense strategies, changes in state and national law, and claims filing and resolution rates. As a result, it is impractical to determine the anticipated payments in any given year. Therefore, the majority of the noncurrent asbestos-related liability of $608 million has been reflected in "2017 and beyond."

(4) Due to uncertainties in the timing of the effective settlement of tax positions with the respective taxing authorities, the Company is unable to determine the timing of payments related to its uncertain tax positions, including interest and penalties. Amounts beyond the current year are therefore reflected in "2017 and beyond."

(5) Includes outstanding purchase orders and other commitments greater than $1 million, obtained through a survey conducted within the Company.

(6) Cash requirements for interest was calculated using current interest rates at December 31, 2011, and includes approximately $1.1 billion of various floating rate notes.

Off-Balance Sheet Arrangements

The Company holds a variable interest in a joint venture accounted for under the equity method of accounting. The Company is not the primary beneficiary of the joint venture and therefore is not required to consolidate the entity (see Note S to the Consolidated Financial Statements). See Note O to the Consolidated Financial Statements for information regarding the transfer of financial assets.

Guarantees arise during the ordinary course of business from relationships with customers and nonconsolidated affiliates when the Company undertakes an obligation to guarantee the performance of others if specific triggering events occur. The Company had outstanding guarantees at December 31, 2011 of $1,113 million, up from $836 million at December 31, 2010. Additional information related to these guarantees can be found in the "Guarantees" section of Note N to the Consolidated Financial Statements.

Fair Value Measurements

The Company's assets and liabilities measured at fair value are classified in the fair value hierarchy (Level 1, 2 or 3) based on the inputs used for valuation. Assets and liabilities that are traded on an exchange with a quoted price are classified as Level 1. Assets and liabilities that are valued based on a bid or bid evaluation are classified as Level 2. The custodian of the Company's debt and equity securities uses multiple industry-recognized vendors for pricing information and established processes for validation and verification to assist the Company in its process for determining and validating fair values for these assets. For the Company's interests held in trade receivable conduits, classified as Level 3, the fair value is determined by calculating the expected amount of cash to be received using the key input of anticipated credit losses in the portfolio of receivables sold that have not yet been collected. For pension or other post retirement benefit plan assets classified as Level 3, the total fair value is based on significant unobservable inputs including assumptions where there is little, if any, market activity for the investment. The sensitivity of fair value estimates is immaterial relative to the assets and liabilities measured at fair value, as well as to the total equity of the Company. See Notes K and Q to the Consolidated Financial Statements for the Company's disclosures about fair value measurements.

Portfolio managers and external investment managers regularly review all of the Company's holdings to determine if any investments are other-than-temporarily impaired. The analysis includes reviewing the amount of the temporary impairment, as well as the length of time it has been impaired. In addition, specific guidelines for each instrument type are followed to determine if an other-than-temporary impairment has occurred. For debt securities, the credit rating of the issuer, current credit rating trends and the trends of the issuer's overall sector are considered in determining whether unrealized losses represent an other-than-temporary impairment. For equity securities, the Company's investments are primarily in Standard & Poor's ("S&P") 500 companies; however, the Company also allows investments in companies outside of the S&P 500. The largest holdings are Exchange Traded Funds that represent the S&P 500 index or an S&P sector or subset; the Company also has holdings in Exchange Traded Funds that represent emerging markets. The Company considers the evidence to support the recovery of the cost basis of a security including volatility of the stock, the length of time the security has been in a loss position, value and growth expectations, and overall market and sector fundamentals, as well as technical analysis, in determining impairment. In 2011, other-than-temporary impairment write-downs on investments still held by the Company were $6 million ($5 million in 2010).

Dividends

On December 15, 2011, the Board of Directors declared a quarterly dividend of $0.25 per share, payable January 30, 2012, to stockholders of record on December 30, 2011. On February 9, 2012, the Board of Directors declared a quarterly dividend of $0.25 per share, payable April 30, 2012, to stockholders of record on March 30, 2012. Since 1912, the Company has paid a cash dividend every quarter and, in each instance prior to February 12, 2009, had maintained or increased the amount of the dividend, adjusted for stock splits. During this 100-year period, Dow has increased the amount of the quarterly dividend 48 times (approximately 12 percent of the time), reduced the dividend once and maintained the amount of the quarterly dividend approximately 88 percent of the time. The dividend was reduced in February 2009, for the first time in the 100-year period, due to uncertainty in the credit markets, unprecedented lower demand for chemical products and the ongoing global recession. The Company declared dividends of $0.90 per share in 2011, $0.60 per share in 2010 and $0.60 per share in 2009.

On December 15, 2011, the Board of Directors declared a quarterly dividend of $85 million to Cumulative Convertible Perpetual Preferred Stock, Series A shareholders of record on December 15, 2011, which was paid on January 3, 2012. On February 9, 2012, the Board of Directors declared a quarterly dividend of $85 million to these shareholders, payable on April 1, 2012. Ongoing dividends related to Cumulative Convertible Perpetual Preferred Stock, Series A will accrue at the rate of $85 million per quarter, and are payable quarterly subject to Board of Directors' approval.

Outlook for 2012

Dow and the chemical industry as a whole benefited from improvements in the pace of global economic recovery in the first half of 2011. However, persistent challenges in key regions - a deepening financial crisis in Europe, high unemployment in the United States and inflationary pressures in emerging geographies - led to deterioration in the pace of global economic growth during the second half of 2011. As a result, many value chains were impacted by a reduction in consumer confidence and, consequently, Dow's customers took actions to de-stock inventories as the year ended. In the face of this ongoing economic volatility, Dow's actions supported its commitment to financial discipline and strategy execution. Among its many accomplishments in the year, the Company delivered revenue and earnings growth; further expanded its global footprint; launched new, innovative technologies that address customer and consumer needs; and generated strong cash flow from operating activities, which enabled a further reduction in net debt to total capitalization.

Looking to 2012, Dow expects volatile economic conditions to persist, and projects that growth in developed geographies, especially Western Europe, will remain weak well into the first half of the year. Growth rates in emerging geographies are projected to remain well above developed geographies, driven by a broad range of end-markets such as agriculture, food packaging and water. However, year-over-year comparisons will be subdued as governments implement policies to balance economic growth with inflationary pressures.

While low inventory levels at year-end 2011, coupled with stabilizing commodity prices, may provide some demand lift as 2012 unfolds, the Company's plans do not assume an accelerated rebound in business conditions in the near term. Dow will continue to focus on cost control and productivity and the Company's success will continue to be driven by those factors within its control: a transformed business portfolio, a balanced geographic presence, investments to leverage cost-advantaged feedstocks, particularly from shale gas dynamics in the United States, and continued investments in innovations aimed at the intersection of greatest societal need and business opportunity.

OTHER MATTERS

Recent Accounting Guidance

See Note B to the Consolidated Financial Statements for a summary of recent accounting guidance.

Critical Accounting Policies

The preparation of financial statements and related disclosures in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP") requires management to make judgments, assumptions and estimates that affect the amounts reported in the consolidated financial statements and accompanying notes. Note A to the Consolidated Financial Statements describes the significant accounting policies and methods used in the preparation of the consolidated financial statements. Following are the Company's critical accounting policies impacted by judgments, assumptions and estimates:

Litigation

The Company is subject to legal proceedings and claims arising out of the normal course of business. The Company routinely assesses the likelihood of any adverse outcomes to these matters, as well as ranges of probable losses. A determination of the amount of the reserves required, if any, for these contingencies is made after thoughtful analysis of each known claim. Dow has an active risk management program consisting of numerous insurance policies secured from many carriers. These policies often provide coverage that is utilized to minimize the financial impact, if any, of the legal proceedings. The required reserves may change in the future due to new developments in each matter. For further discussion, see Note N to the Consolidated Financial Statements.

Asbestos-Related Matters of Union Carbide Corporation

Union Carbide Corporation ("Union Carbide"), a wholly owned subsidiary of the Company, and a former Union Carbide subsidiary, Amchem Products, Inc. ("Amchem"), are and have been involved in a large number of asbestos-related suits filed primarily in state courts during the past three decades. Based on a study completed by Analysis, Research & Planning Corporation ("ARPC") in January 2003, Union Carbide increased its December 31, 2002 asbestos-related liability for pending and future claims for the 15-year period ending in 2017 to $2.2 billion, excluding future defense and processing costs. Union Carbide also increased the receivable for insurance recoveries related to its asbestos liability to $1.35 billion at December 31, 2002. Since then, Union Carbide has compared current asbestos claim and resolution activity to the results of the most recent ARPC study at each balance sheet date to determine whether the asbestos-related liability continues to be appropriate. In addition, Union Carbide has requested ARPC to review Union Carbide's historical asbestos claim and resolution activity each November since 2004 to determine the appropriateness of updating the most recent ARPC study.

In November 2010, Union Carbide requested ARPC to review Union Carbide's historical asbestos claim and resolution activity and determine the appropriateness of updating its then most recent study completed in December 2008. In response to that request, ARPC reviewed and analyzed data through October 31, 2010. The resulting study, completed by ARPC in December 2010, stated that the undiscounted cost of resolving pending and future asbestos-related claims against Union Carbide and Amchem, excluding future defense and processing costs, through 2025 was estimated to be between $744 million and $835 million. As in its earlier studies, ARPC provided estimates for a longer period of time in its December 2010 study, but also reaffirmed its prior advice that forecasts for shorter periods of time are more accurate than those for longer periods of time.

In December 2010, based on ARPC's December 2010 study and Union Carbide's own review of asbestos claim and resolution activity, Union Carbide decreased its asbestos-related liability for pending and future claims to $744 million. The reduction was $54 million and was shown as "Asbestos-related credit" in the consolidated statements of income. At December 31, 2010, the asbestos-related liability for pending and future claims was $728 million.

In November 2011, Union Carbide requested ARPC to review Union Carbide's 2011 asbestos claim and resolution activity and determine the appropriateness of updating its December 2010 study. In response to that request, ARPC reviewed and analyzed data through October 31, 2011. In January 2012, APRC stated that an update of its study would not provide a more likely estimate of future events than the estimate reflected in its study of the previous year and, therefore, the estimate in that study remained applicable. Based on Union Carbide's own review of the asbestos claim and resolution activity and ARPC's response, Union Carbide determined that no change to the accrual was required. At December 31, 2011, Union Carbide's asbestos-related liability for pending and future claims was $668 million.

Union Carbide's receivable for insurance recoveries related to its asbestos liability was $40 million at December 31, 2011. At December 31, 2011, all of the receivable for insurance recoveries was related to insurers that are not signatories to the Wellington Agreement and/or do not otherwise have agreements in place regarding their asbestos-related insurance coverage.

The amounts recorded by Union Carbide for the asbestos-related liability and related insurance receivable were based upon current, known facts. However, future events, such as the number of new claims to be filed and/or received each year, the average cost of disposing of each such claim, coverage issues among insurers, and the continuing solvency of various insurance companies, as well as the numerous uncertainties surrounding asbestos litigation in the United States, could cause the actual costs and insurance recoveries for Union Carbide to be higher or lower than those projected or those recorded.

For additional information, see Part I, Item 3. Legal Proceedings; Asbestos-Related Matters of Union Carbide Corporation in Management's Discussion and Analysis of Financial Condition and Results of Operations; and Note N to the Consolidated Financial Statements.

Environmental Matters

The Company determines the costs of environmental remediation of its facilities and formerly owned facilities based on evaluations of current law and existing technologies. Inherent uncertainties exist in such evaluations primarily due to unknown environmental conditions, changing governmental regulations and legal standards regarding liability, and emerging remediation technologies. The recorded liabilities are adjusted periodically as remediation efforts progress, or as additional technical or legal information becomes available. In the case of landfills and other active waste management facilities, Dow recognizes the costs over the useful life of the facility. At December 31, 2011, the Company had accrued obligations of $733 million for probable environmental remediation and restoration costs, including $69 million for the remediation of Superfund sites. This is management's best estimate of the costs for remediation and restoration with respect to environmental matters for which the Company has accrued liabilities, although it is reasonably possible that the ultimate cost with respect to these particular matters could range up to approximately twice that amount. The Company had accrued obligations of $607 million at December 31, 2010 for probable environmental remediation and restoration costs, including $59 million for the remediation of Superfund sites. For further discussion, see Environmental Matters in Management's Discussion and Analysis of Financial Condition and Results of Operations and Notes A and N to the Consolidated Financial Statements.

Goodwill

The Company assesses goodwill recoverability through business financial performance reviews, enterprise valuation analysis, and impairment tests.

Annual goodwill impairment tests are completed during the Company's fourth quarter of the year in accordance with the measurement provisions of the accounting guidance for goodwill. The tests are performed at the reporting unit level which is defined as one level below operating segment with the exception of Agricultural Sciences, which is both an operating segment and a reporting unit. Reporting units are the level at which discrete financial information is available and reviewed by business management on a regular basis. The Company has defined six operating segments and 28 reporting units, and goodwill is carried by 20 of these reporting units.

In addition to the annual goodwill impairment tests, the Company reviews the financial performance of its reporting units over the course of the year to assess whether circumstances have changed that would more likely than not indicate that the fair value of a reporting unit has declined below its carrying value. In cases where an indication of impairment is determined to exist, the Company completes an interim goodwill impairment test specifically for that reporting unit.

In 2011, the Company early adopted Accounting Standards Update ("ASU") 2011-08, "Intangibles-Goodwill and Other (Topic 350): Testing Goodwill for Impairment." As permitted by this new guidance, the Company first assesses qualitative factors to determine whether it is more likely than not that the fair value of a reporting unit is less than its carrying value amount and as a basis for determining whether it is necessary to perform the two-step goodwill impairment test. Qualitative factors assessed for the Company included, but were not limited to, GDP growth rates, long-term hydrocarbon and energy prices, equity and credit market activity, discount rates, foreign exchange rates and overall financial performance. Qualitative factors assessed for each of the reporting units carrying goodwill included, but were not limited to, changes in industry and market structure, competitive environments, planned capacity and new product launches, cost factors such as raw material prices, and financial performance of the reporting unit. If the initial assessment indicates that it is more likely than not that the carrying value of a reporting unit exceeds its estimated fair value, additional quantitative testing is required.

The first step of the quantitative goodwill impairment test requires the fair value of the reporting unit to be compared to its carrying value. The Company utilizes a discounted cash flow methodology to calculate the fair value of its reporting units. This valuation technique has been selected by management as the most meaningful valuation method due to the limited number of market comparables for the Company's reporting units. However, where market comparables are available, the Company includes EBIT/EBITDA multiples as part of the reporting unit valuation analysis.

The discounted cash flow valuations are completed with the use of key assumptions, including projected revenue growth rate, discount rate, tax rate, currency exchange rates, and long-term hydrocarbons and energy prices. These key assumptions are reevaluated if quantitative testing is necessary and updated based on current facts and circumstances. Currency exchange rates and long-term hydrocarbons and energy prices are established for the Company as a whole and applied consistently to all reporting units, while revenue growth rates, discount rates and tax rates are established by reporting unit to account for differences in business fundamentals and industry risk.

The second step of the quantitative goodwill impairment test is required if the first step of the quantitative testing indicates a potential impairment. The second step requires the Company to compare the implied fair value of a reporting unit's goodwill with the carrying amount of goodwill. If the carrying amount of goodwill is greater than its implied fair value, an impairment loss is recorded.

During 2011, there were no events or changes in circumstances identified that warranted interim goodwill impairment testing. For the 2011 annual impairment test, the Company performed qualitative testing for all reporting units carrying goodwill. The qualitative testing did not indicate that the Company had any reporting units where it was more likely than not that the carrying amount of the reporting unit was greater than its fair value. As a result, no additional quantitative testing was required.

For the 2010 annual impairment test, the Company utilized the two-step method. As part of this testing, currency exchange rates were projected by year for 66 currencies, and long-term hydrocarbons and energy prices were forecast by geographic area by year and included all key feedstocks as well as natural gas and crude oil (due to the correlation to naphtha). Tax rates varied by reporting unit with the average rate being 27 percent. Discount rates ranged from 8.1 percent to 10.5 percent based on an assessment of likely market participants and relative industry risk of each reporting unit. Terminal values were differentiated based on the cash flow projections of each reporting unit and the projected Net Operating Profit After Tax ("NOPAT") growth rate, which ranged from negative 2.2 percent to positive 4.5 percent. Revenue growth rates, or Compounded Annual Growth Rates ("CAGR") over a ten-year cash flow forecast period, varied by reporting unit based on underlying business fundamentals and future expectations with rates ranging from 1 percent to 15 percent.

Changes in key assumptions can affect the results of goodwill impairment tests. The changes made to key assumptions in 2010 did not result in a significant change in the impairment analysis conclusion. The key assumptions with the most significant impact on reporting unit fair value calculations include the discount rate and terminal value NOPAT growth rate. For the 2010 impairment test, management completed sensitivity analyses on both of these key assumptions. An increase of 100 basis points in the discount rate would have resulted in a fair value, based on discounted cash flows, which exceeded the carrying value for all of the Company's reporting units that carry goodwill. For the terminal value NOPAT growth rate, a decrease of 100 basis points would have resulted in a fair value, based on discounted cash flows, which exceeded the carrying value for all of the Company's reporting units that carry goodwill. Additional sensitivity analysis was completed on the combined impact of a 100 basis point increase in the discount rate and a 100 basis point decrease in the terminal value NOPAT growth rate. This analysis resulted in fair values, based on discounted cash flows, that exceeded carrying values for all reporting units that carry goodwill.

In completing the annual impairment test for 2010, management evaluated the reasonableness of differences noted between the fair value and carrying value of each reporting unit. All differences were determined to be reasonable.

Based on the fair value analysis completed by the Company in the fourth quarter of 2010, using the key assumptions defined for the Company as well as the key assumptions defined specifically for each reporting unit, management concluded that fair value exceeded carrying value for all reporting units that carry goodwill.

The same analysis was completed by the Company in the fourth quarter of 2009 and management concluded that the fair value exceeded carrying value for all reporting units that carry goodwill except the Dow Haltermann reporting unit. As a result, the Company recorded a goodwill impairment charge of $7 million in the fourth quarter of 2009, which represented the total amount of goodwill carried by the Dow Haltermann reporting unit. Due to the conclusion that the goodwill associated with the Dow Haltermann reporting unit was impaired, management also initiated a review of the underlying assets of the reporting unit to assess whether or not any additional asset impairment existed. Based on the undiscounted cash flow analysis completed in accordance with ASC Topic 360, "Property, Plant, and Equipment," no further impairment existed.

The Company also monitors and evaluates its market capitalization relative to book value. When the market capitalization of the Company falls below book value, management undertakes a process to evaluate whether a change in circumstances has occurred that would indicate it is more likely than not that the fair value of any of its reporting units has declined below carrying value. This evaluation process includes the use of third-party market-based valuations and internal discounted cash flow analysis. As part of the annual goodwill impairment test, the Company also compares market capitalization with the most recent total estimated fair value of its reporting units to ensure that significant differences are understood. At December 31, 2011, 2010 and 2009, Dow's market capitalization exceeded book value.

Pension and Other Postretirement Benefits

The amounts recognized in the consolidated financial statements related to pension and other postretirement benefits are determined from actuarial valuations. Inherent in these valuations are assumptions including expected return on plan assets, discount rates at which the liabilities could have been settled at December 31, 2011, rate of increase in future compensation levels, mortality rates and health care cost trend rates. These assumptions are updated annually and are disclosed in Note Q to the Consolidated Financial Statements. In accordance with U.S. GAAP, actual results that differ from the assumptions are accumulated and amortized over future periods and, therefore, affect expense recognized and obligations recorded in future periods. The U.S. pension plans represent approximately 71 percent of the Company's pension plan assets and 73 percent of the pension obligations.

The following information relates to the U.S. plans only; a similar approach is used for the Company's non-U.S. plans.

The Company determines the expected long-term rate of return on assets by performing a detailed analysis of historical and expected returns based on the strategic asset allocation approved by the Company's Investment Committee and the underlying return fundamentals of each asset class. The Company's historical experience with the pension fund asset performance is also considered. The expected return of each asset class is derived from a forecasted future return confirmed by historical experience. The expected long-term rate of return is an assumption and not what is expected to be earned in any one particular year. The weighted-average long-term rate of return assumption used for determining net periodic pension expense for 2011 was 8.18 percent. This assumption was decreased to 7.82 percent for determining 2012 net periodic pension expense. Future actual pension expense will depend on future investment performance, changes in future discount rates and various other factors related to the population of participants in the Company's pension plans.

The discount rates utilized to measure the pension and other postretirement obligations of the U.S. qualified plans are based on the yield on high-quality fixed income instruments at the measurement date. Future expected actuarially determined cash flows of Dow's major U.S. plans are matched against the Towers Watson RATE:Link yield curve (based on 60th to 90th percentile bond yields) to arrive at a single discount rate by plan. The weighted average discount rate was 4.98 percent at December 31, 2011 and 5.51 percent at December 31, 2010.

At December 31, 2011, the U.S. qualified plans were underfunded on a projected benefit obligation basis by $4.3 billion. The underfunded amount increased by approximately $1.0 billion compared with December 31, 2010. The increase was primarily due to lower discount rates. The Company contributed $531 million to the U.S. qualified plans in 2011.

The assumption for the long-term rate of increase in compensation levels for the principal U.S. qualified plans was 4.50 percent. Since 2002, the Company has used a generational mortality table to determine the duration of its pension and other postretirement obligations.

The following discussion relates to all of the Company's pension plans.

The Company bases the determination of pension expense on a market-related valuation of plan assets that reduces year-to-year volatility. This market-related valuation recognizes investment gains or losses over a five-year period from the year in which they occur. Investment gains or losses for this purpose represent the difference between the expected return calculated using the market-related value of plan assets and the actual return based on the market value of plan assets. Since the market-related value of plan assets recognizes gains or losses over a five-year period, the future value of plan assets will be impacted when previously deferred gains or losses are recorded. Over the life of the plan, both gains and losses have been recognized and amortized. At December 31, 2011, net losses of $596 million remain to be recognized in the calculation of the market-related value of plan assets. These net losses will result in increases in future pension expense as they are recognized in the market-related value of assets and are a component of the total net loss of $8,335 million for 2011 shown under "Pretax amounts recognized in AOCI at December 31" in the table entitled "Change in Projected Benefit Obligations, Plan Assets and Funded Status of All Significant Plans" included in Note Q to the Consolidated Financial Statements. The other $7,739 million of net losses represents cumulative changes in plan experience and actuarial assumptions. The net decrease or increase in the market-related value of assets due to the recognition of prior gains and losses is presented in the following table:

Net Decrease (Increase) in Market-Related Asset Value Due to Recognition of Prior Gains and Losses In millions	
2012	$ 710
2013	(186)
2014	(12)
2015	84
Total	$ 596

Based on the 2012 pension assumptions and the changes in the market-related value of assets due to the recognition of prior asset losses, the Company expects net periodic benefit costs to increase by approximately $220 million for all pension and other postretirement benefits in 2012 compared with 2011.

A 25 basis point increase or decrease in the long-term return on assets assumption would change the Company's total pension expense for 2012 by $41 million. A 25 basis point increase or decrease in the discount rate assumption would change the Company's total pension expense for 2012 by $51 million. A 25 basis point change in the long-term return and discount rate assumptions would have an immaterial impact on the other postretirement benefit expense for 2012.

Income Taxes

Deferred tax assets and liabilities are determined based on temporary differences between the financial reporting and tax bases of assets and liabilities, applying enacted tax rates expected to be in effect for the year in which the differences are expected to reverse. Based on the evaluation of available evidence, both positive and negative, the Company recognizes future tax benefits, such as net operating loss carryforwards and tax credit carryforwards, to the extent that realizing these benefits is considered to be more likely than not.

At December 31, 2011, the Company had a net deferred tax asset balance of $1,810 million, after valuation allowances of $1,152 million.

In evaluating the ability to realize the deferred tax assets, the Company relies on, in order of increasing subjectivity, taxable income in prior carryback years, the future reversals of existing taxable temporary differences, tax planning strategies and forecasted taxable income using historical and projected future operating results.

At December 31, 2011, the Company had deferred tax assets for tax loss and tax credit carryforwards of $2,294 million, $56 million of which is subject to expiration in the years 2012-2016. In order to realize these deferred tax assets for tax loss and tax credit carryforwards, the Company needs taxable income of approximately $5,980 million across multiple jurisdictions. The taxable income needed to realize the deferred tax assets for tax loss and tax credit carryforwards that are subject to expiration between 2012-2016 is approximately $673 million.

The Company recognizes the financial statement effects of an uncertain income tax position when it is more likely than not, based on technical merits, that the position will be sustained upon examination. At December 31, 2011, the Company had uncertain tax positions for both domestic and foreign issues of $348 million.

The Company accrues for non-income tax contingencies when it is probable that a liability to a taxing authority has been incurred and the amount of the contingency can be reasonably estimated. At December 31, 2011, the Company had a non-income tax contingency reserve for both domestic and foreign issues of $134 million.

For additional information, see Notes A and X to the Consolidated Financial Statements.

Environmental Matters

Environmental Policies

Dow is committed to world-class environmental, health and safety ("EH&S") performance, as demonstrated by industry-leading performance, a long-standing commitment to Responsible Care®, and a strong commitment to achieve the Company's 2015 Sustainability Goals – goals that set the standard for sustainability in the chemical industry by focusing on improvements in Dow's local corporate citizenship and product stewardship, and by actively pursuing methods to reduce the Company's environmental impact.

To meet the Company's public commitments, as well as the stringent laws and government regulations related to environmental protection and remediation to which its global operations are subject, Dow has well-defined policies, requirements and management systems. Dow's EH&S Management System ("EMS") defines the "who, what, when and how" needed for the businesses to achieve the Company's policies, requirements, performance objectives, leadership expectations and public commitments. To ensure effective utilization, the EMS is integrated into a company-wide management system for EH&S, Operations, Quality and Human Resources.

It is Dow's policy to adhere to a waste management hierarchy that minimizes the impact of wastes and emissions on the environment. First, Dow works to eliminate or minimize the generation of waste and emissions at the source through research, process design, plant operations and maintenance. Second, Dow finds ways to reuse and recycle materials. Finally, unusable or non-recyclable hazardous waste is treated before disposal to eliminate or reduce the hazardous nature and volume of the waste. Treatment may include destruction by chemical, physical, biological or thermal means. Disposal of waste materials in landfills is considered only after all other options have been thoroughly evaluated. Dow has specific requirements for waste that is transferred to non-Dow facilities, including the periodic auditing of these facilities.

Dow believes third-party verification and transparent public reporting are cornerstones of world-class EH&S performance and building public trust. As such, numerous Dow sites in Europe, Latin America, Asia Pacific and North America have received third-party verification of Dow's compliance with Responsible Care® and with outside specifications such as ISO-14001. Dow continues to be a global champion of Responsible Care® and has worked to broaden the application and impact of Responsible Care® around the world through engagement with suppliers, customers and joint venture partners.

Dow's EH&S policies helped the Company achieve excellent EH&S performance in 2011. Dow's injury/illness rates and process safety performance were excellent in 2011, and the Company is favorably positioned to achieve its 2015 sustainability goals in these key areas. Further improvement in these areas, as well as environmental compliance, remains a top management priority, with initiatives underway to further improve performance and compliance in 2012.

Detailed information on Dow's performance regarding environmental matters and goals can be found online on Dow's Sustainability webpage at *www.dow.com.* The Company's website and its content are not deemed incorporated by reference into this report.

Chemical Security

Public and political attention continues to be placed on the protection of critical infrastructure, including the chemical industry, from security threats. Terrorist attacks and natural disasters have increased concern about the security and safety of chemical production and distribution. Many, including Dow and the American Chemistry Council, have called for uniform risk-based and performance-based national standards for securing the U.S. chemical industry. The Maritime Transportation Security Act ("MTSA") of 2002 and its regulations further set forth risk-based and performance-based standards that must be met at U.S. Coast Guard-regulated facilities. U.S. Chemical Plant Security legislation was passed in 2006 and the Department of Homeland Security ("DHS") is now implementing the regulations known as the Chemical Facility Anti-Terrorism Standards. The Company is complying with the requirements of the Rail Transportation Security Rule issued by the U.S. Transportation Security Administration ("TSA"). Dow continues to support uniform risk-based national standards for securing the chemical industry.

The focus on security is not new to Dow. A comprehensive, multi-level security plan for the Company has been maintained since 1988. This plan, which has been activated in response to significant world and national events since then, is reviewed on an annual basis. Dow continues to improve its security plans, placing emphasis on the safety of Dow communities and people by being prepared to meet risks at any level and to address both internal and external identifiable risks. The security plan includes regular vulnerability assessments, security audits, mitigation efforts and physical security upgrades designed to reduce vulnerability. Dow's security plans also are developed to avert interruptions of normal business work operations that could materially and adversely affect the Company's results of operations, liquidity and financial condition.

Dow played a key role in the development and implementation of the American Chemistry Council's Responsible Care® Security Code, which requires that all aspects of security – including facility, transportation and cyberspace – be assessed and gaps addressed. Through the Company's global implementation of the Security Code, Dow has permanently heightened the level of security – not just in the United States, but worldwide. Dow employs several hundred employees and contractors in its Emergency Services and Security department worldwide.

Through the implementation of the Security Code, including voluntary security enhancements and upgrades made since 2002, Dow is well-positioned to comply with the new U.S. chemical facility regulations and other regulatory security frameworks. In addition, Dow was the first chemical company to receive coverage under the Support Anti-terrorism by Fostering Effective Technologies Act ("SAFETY Act") from the DHS in 2007 for the Company's MTSA regulated sites, and the first to receive coverage under the SAFETY Act in 2008 for the Company's Rail Transportation Security Services. This unprecedented certification helps validate Dow's efforts and provides additional liability coverage in the event of a terrorist attack.

Dow continues to work collaboratively across the supply chain on Responsible Care®, Supply Chain Design, Emergency Preparedness, Shipment Visibility and transportation of hazardous materials. Dow is cooperating with public and private entities to lead the implementation of advanced tank car design, and track and trace technologies. Further, Dow's Distribution Risk Review process that has been in place for decades was expanded to address potential threats in all modes of transportation across the Company's supply chain. To reduce vulnerabilities, Dow maintains security measures that meet or exceed regulatory and industry security standards in all areas in which the Company operates.

Dow continually works to strengthen partnerships with local responders, law enforcement and security agencies, and to enhance confidence in the integrity of the Company's security and risk management program, as well as strengthen its preparedness and response capabilities. Dow also works closely with its supply chain partners and strives to educate lawmakers, regulators and communities about the Company's resolve and actions to date that mitigate security and crisis threats.

Climate Change
Dow will continue to focus on managing its energy and greenhouse gas ("GHG") emissions footprint and delivering solutions to help our customers manage theirs. Through its science and technology capabilities, Dow is committed to bringing solutions to enable a sustainable energy future by producing products that help others reduce GHG emissions, such as lightweight plastics for automobiles and insulation for energy efficient homes and appliances. For example, Dow's building insulation materials and air-sealing products can save up to 20 percent on heating and cooling costs and significantly reduces GHG emissions. The Company's STYROFOAM™ insulation is installed in over 20 million buildings worldwide, saving over $10 billion in energy costs annually. Dow's DOWTHERM™A heat transfer fluids are used in 14 large, concentrating solar power plants, with a total capacity of over 700 megawatts. These plants will provide power for the equivalent of approximately 415,000 homes and save 1.6 million metric tons of GHG emissions per year.

Through corporate energy efficiency programs and focused GHG management efforts, the Company has significantly reduced its GHG emissions footprint. The Company's manufacturing energy intensity, measured in Btu per pound of product, has improved more than 40 percent since 1990, saving the Company a cumulative $24 billion and 5,200 trillion Btus. Since 1990, Dow has prevented over 200 million metric tons of GHG emissions entering the atmosphere, reducing the Company's absolute emissions footprint by more than 30 percent. As part of our 2015 Sustainability Goals, Dow will maintain GHG emissions below 2006 levels on an absolute basis for all GHGs.

Dow is studying the life cycle impact of its products on climate change and additional global projects that could improve the Company's overall GHG emissions footprint. The Company has some units subject to the European Union's Emissions Trading Scheme ("EU ETS"); however, the Company has not experienced any considerable impact in regard to regulated GHG emissions from the EU ETS. Dow will continue to evaluate and monitor future developments that may affect operations in the region.

Dow's Energy & Climate Change Policy and Issue Management Team is tasked with developing and implementing a comprehensive strategy that addresses the challenges of climate change and energy security and is advocating an international framework that establishes clear pathways to help slow, stop and reverse the rate of GHG emissions globally.

Environmental Remediation
Dow accrues the costs of remediation of its facilities and formerly owned facilities based on current law and existing technologies. The nature of such remediation includes, for example, the management of soil and groundwater contamination and the closure of contaminated landfills and other waste management facilities. In the case of landfills and other active waste management facilities, Dow recognizes the costs over the useful life of the facility. The accounting policies adopted to properly reflect the monetary impacts of environmental matters are discussed in Note A to the Consolidated Financial Statements. To assess the impact on the financial statements, environmental experts review currently available facts to evaluate the probability and scope of potential liabilities. Inherent uncertainties exist in such evaluations primarily due to unknown environmental conditions, changing governmental regulations and legal standards regarding liability, and emerging remediation technologies. These liabilities are adjusted periodically as remediation efforts progress or as additional technical or legal information becomes available. Dow had an accrued liability of $664 million at December 31, 2011, related to the remediation of current or former Dow-owned sites. At December 31, 2010, the liability related to remediation was $548 million.

In addition to current and former Dow-owned sites, under the Federal Comprehensive Environmental Response, Compensation and Liability Act and equivalent state laws (hereafter referred to collectively as "Superfund Law"), Dow is liable for remediation of other hazardous waste sites where Dow allegedly disposed of, or arranged for the treatment or disposal of, hazardous substances. Because Superfund Law imposes joint and several liability upon each party at a site, Dow has evaluated its potential liability in light of the number of other companies that also have been named potentially responsible parties ("PRPs") at each site, the estimated apportionment of costs among all PRPs, and the financial ability and commitment of each to pay its expected share. The Company's remaining liability for the remediation of Superfund sites was $69 million at December 31, 2011 ($59 million at December 31, 2010). The Company has not recorded any third-party recovery related to these sites as a receivable.

Information regarding environmental sites is provided below:

Environmental Sites	*Dow-owned Sites (1)*		*Superfund Sites (2)*	
	2011	*2010*	*2011*	*2010*
Number of sites at January 1	289	291	120	124
Sites added during year	3	2	5	3
Sites closed during year	(6)	(4)	(5)	(7)
Number of sites at December 31	286	289	120	120

(1) Dow-owned sites are sites currently or formerly owned by Dow, where remediation obligations are imposed in the United States by the Resource Conservation Recovery Act or analogous state law. 150 of these sites were formerly owned by Dowell Schlumberger, Inc., a group of companies in which the Company previously owned a 50-percent interest. Dow sold its interest in Dowell Schlumberger in 1992.

(2) Superfund sites are sites, including sites not owned by Dow, where remediation obligations are imposed by Superfund Law.

Additional information is provided below for the Company's manufacturing sites in Freeport, Texas; Midland, Michigan; Philadelphia, Pennsylvania; and Camaçari, Brazil, the sites for which the Company has the largest environmental remediation accruals; as well as a Superfund site in Wood-Ridge, New Jersey.

From the start of operations at the Freeport site in the 1940s until the mid-1970s, manufacturing wastes were typically placed in on-site pits and landfills. The resulting soil and groundwater contamination is being assessed and remediated under the provisions of the Resource Conservation Recovery Act ("RCRA"), in concert with the state of Texas. At December 31, 2011, the Company had an accrual of $29 million ($28 million at December 31, 2010) related to environmental remediation at the Freeport manufacturing site. In 2011, $6 million ($3 million in 2010) was spent on environmental remediation at the Freeport site.

Similar to the Freeport site, in the early days of operations at the Midland site, manufacturing wastes were usually disposed of on-site, resulting in soil and groundwater contamination, which has been contained and managed on-site under a series of RCRA permits and regulatory agreements. The most recent Hazardous Waste Operating License for the Midland site, issued in 2003, also included provisions for the Company to conduct an investigation to determine the nature and extent of off-site contamination from historic Midland site operations. The scope of the investigation includes Midland area soils; the Tittabawassee and Saginaw River sediment and floodplain soils; and Saginaw Bay, and requires the Company to conduct interim response actions. In January 2010, the Company entered into a Federal Comprehensive Environmental Response, Compensation, and Liability Act Administrative Order on Consent to perform a Remedial Investigation, Feasibility Study and Remedial Design for the Tittabawassee and Saginaw River sediment and floodplain soils, and Saginaw Bay. See Note N to the

Consolidated Financial Statements for additional information. At December 31, 2011, the Company had an accrual of $81 million ($71 million at December 31, 2010) for environmental remediation and investigation associated with the Midland site. In 2011, the Company spent $16 million ($16 million in 2010) on environmental remediation at the Midland site.

On April 1, 2009, the Company acquired Rohm and Haas' Philadelphia Plant, which has been an industrial site since the early 1700s, and since the 1920s used by Rohm and Haas for the manufacture of a wide range of chemical products. Chemical disposal practices in the early years resulted in soil and groundwater contamination at the site and in the sediments of the adjacent Frankford Inlet. The site has undergone a number of investigations and interim cleanup measures under the RCRA Corrective Action Program and, in 2009, was transferred to the regulatory management of the Pennsylvania One Cleanup Program. At December 31, 2011, the Company had an accrual of $57 million ($56 million at December 31, 2010) for environmental remediation at the Philadelphia Plant. In 2011, the Company spent $1 million ($1 million in 2010) on environmental remediation at the Philadelphia Plant.

Rohm and Haas is a lead PRP at the Wood-Ridge, New Jersey Ventron/Velsicol Superfund Site, and the adjacent Berry's Creek Study Area. Rohm and Haas is a successor in interest to a company that owned and operated a mercury processing facility, where wastewater and waste handling resulted in contamination of soils and adjacent creek sediments. The Ventron/ Velsicol site is currently undergoing remediation. The Berry's Creek Study Area is under the preliminary remedial investigation phase and the PRP group is conducting an investigation of sediment contamination in Berry's Creek. Sediment removal was undertaken by the PRP group in 2009 in connection with an unrelated project to replace a flood control tidegate in the creek. At December 31, 2011, the Company had an accrual of $15 million ($9 million at December 31, 2010) for environmental remediation at the two Wood-Ridge sites. In 2011, the Company spent $9 million ($22 million in 2010) on environmental remediation at the two Wood-Ridge sites.

Dow Brasil S.A. acquired a toluene diisocyanate ("TDI") manufacturing plant located within the Camaçari, Brazil petrochemical complex from Pronor in 1998. Since the acquisition, the TDI plant has undergone a number of environmental investigations that indicate that pre-acquisition materials/waste management practices resulted in extensive soil and groundwater contamination with mono and dichlorobenzenes, dinitrotoluene, and toluene, among other compounds. Additional investigation is needed to further delineate the vertical limits of soil and groundwater impacts. In December 2011, an accrual was established in the amount of $50 million to address environmental remediation of soils and long-term groundwater remediation at the site. At December 31, 2011, the Company had an accrual of $52 million ($2 million at December 31, 2010) for environmental remediation at the Camaçari TDI manufacturing site. In 2011, the Company spent $1 million ($1 million in 2010) on environmental remediation at the Camaçari TDI manufacturing site.

In total, the Company's accrued liability for probable environmental remediation and restoration costs was $733 million at December 31, 2011, compared with $607 million at the end of 2010. This is management's best estimate of the costs for remediation and restoration with respect to environmental matters for which the Company has accrued liabilities, although it is reasonably possible that the ultimate cost with respect to these particular matters could range up to approximately twice that amount. Consequently, it is reasonably possible that environmental remediation and restoration costs in excess of amounts accrued could have a material impact on the Company's results of operations, financial condition and cash flows. It is the opinion of the Company's management, however, that the possibility is remote that costs in excess of the range disclosed will have a material impact on the Company's results of operations, financial condition and cash flows.

The amounts charged to income on a pretax basis related to environmental remediation totaled $261 million in 2011, $158 million in 2010 and $269 million in 2009. The amounts charged to income on a pretax basis related to operating the Company's current pollution abatement facilities totaled $744 million in 2011, $706 million in 2010 and $675 million in 2009. Capital expenditures for environmental protection were $170 million in 2011, $173 million in 2010 and $219 million in 2009.

Asbestos-Related Matters of Union Carbide Corporation

Introduction

Union Carbide Corporation ("Union Carbide"), a wholly owned subsidiary of the Company, is and has been involved in a large number of asbestos-related suits filed primarily in state courts during the past three decades. These suits principally allege personal injury resulting from exposure to asbestos-containing products and frequently seek both actual and punitive damages. The alleged claims primarily relate to products that Union Carbide sold in the past, alleged exposure to asbestos-containing products located on Union Carbide's premises, and Union Carbide's responsibility for asbestos suits filed against a former Union Carbide subsidiary, Amchem Products, Inc. ("Amchem"). In many cases, plaintiffs are unable to demonstrate that they have suffered any compensable loss as a result of such exposure, or that injuries incurred in fact resulted from exposure to Union Carbide's products.

Influenced by the bankruptcy filings of numerous defendants in asbestos-related litigation and the prospects of various forms of state and national legislative reform, the rate at which plaintiffs filed asbestos-related suits against various companies, including Union Carbide and Amchem, increased in 2001, 2002 and the first half of 2003. Since then, the rate of filing has significantly abated. Union Carbide expects more asbestos-related suits to be filed against Union Carbide and Amchem in the future, and will aggressively defend or reasonably resolve, as appropriate, both pending and future claims.

The table below provides information regarding asbestos-related claims filed against Union Carbide and Amchem:

	2011	*2010*	*2009*
Claims unresolved at January 1	62,582	75,030	75,706
Claims filed	7,810	7,731	8,455
Claims settled, dismissed or otherwise resolved	(17,167)	(20,179)	(9,131)
Claims unresolved at December 31	53,225	62,582	75,030
Claimants with claims against both UCC and Amchem	(16,304)	(18,890)	(24,146)
Individual claimants at December 31	36,921	43,692	50,884

Plaintiffs' lawyers often sue numerous defendants in individual lawsuits or on behalf of numerous claimants. As a result, the damages alleged are not expressly identified as to Union Carbide, Amchem or any other particular defendant, even when specific damages are alleged with respect to a specific disease or injury. In fact, there are no personal injury cases in which only Union Carbide and/or Amchem are the sole named defendants. For these reasons and based upon Union Carbide's litigation and settlement experience, Union Carbide does not consider the damages alleged against Union Carbide and Amchem to be a meaningful factor in its determination of any potential asbestos-related liability.

Estimating the Liability

Based on a study completed by Analysis, Research & Planning Corporation ("ARPC") in January 2003, Union Carbide increased its December 31, 2002 asbestos-related liability for pending and future claims for the 15-year period ending in 2017 to $2.2 billion, excluding future defense and processing costs. Since then, Union Carbide has compared current asbestos claim and resolution activity to the results of the most recent ARPC study at each balance sheet date to determine whether the accrual continues to be appropriate. In addition, Union Carbide has requested ARPC to review Union Carbide's historical asbestos claim and resolution activity each November since 2004 to determine the appropriateness of updating the most recent ARPC study.

In November 2009, Union Carbide requested ARPC to review Union Carbide's 2009 asbestos claim and resolution activity and determine the appropriateness of updating its then most recent study completed in December 2008. In response to that request, ARPC reviewed and analyzed data through October 31, 2009. In December 2009, ARPC stated that an update of its study would not provide a more likely estimate of future events than the estimate reflected in its study of the previous year and, therefore, the estimate in that study remained applicable. Based on Union Carbide's own review of the asbestos claim and resolution activity and ARPC's response, Union Carbide determined that no change to the accrual was required. At December 31, 2009, Union Carbide's asbestos-related liability for pending and future claims was $839 million.

In November 2010, Union Carbide requested ARPC to review Union Carbide's historical asbestos claim and resolution activity and determine the appropriateness of updating its December 2008 study. In response to that request, ARPC reviewed and analyzed data through October 31, 2010. The resulting study, completed by ARPC in December 2010, stated that the undiscounted cost of resolving pending and future asbestos-related claims against Union Carbide and Amchem, excluding future defense and processing costs, through 2025 was estimated to be between $744 million and $835 million. As in its earlier studies, ARPC provided estimates for a longer period of time in its December 2010 study, but also reaffirmed its prior advice that forecasts for shorter periods of time are more accurate than those for longer periods of time.

In December 2010, based on ARPC's December 2010 study and Union Carbide's own review of the asbestos claim and resolution activity, Union Carbide decreased its asbestos-related liability for pending and future claims to $744 million, which covered the 15-year period ending 2025, excluding future defense and processing costs. The reduction was $54 million and was shown as "Asbestos-related credit" in the consolidated statements of income. At December, 31, 2010, the asbestos-related liability for pending and future claims was $728 million.

In November 2011, Union Carbide requested ARPC to review Union Carbide's 2011 asbestos claim and resolution activity and determine the appropriateness of updating its December 2010 study. In response to that request, ARPC reviewed and analyzed data through October 31, 2011. In January 2012, APRC stated that an update of its study would not provide a more likely estimate of future events than the estimate reflected in its study of the previous year and, therefore, the estimate in that study remained applicable. Based on Union Carbide's own review of the asbestos claim and resolution activity and ARPC's response, Union Carbide determined that no change to the accrual was required. At December 31, 2011, Union Carbide's asbestos-related liability for pending and future claims was $668 million.

At December 31, 2011, approximately 18 percent of the recorded liability related to pending claims and approximately 82 percent related to future claims. At December 31, 2010, approximately 21 percent of the recorded liability related to pending claims and approximately 79 percent related to future claims.

Defense and Resolution Costs
The following table provides information regarding defense and resolution costs related to asbestos-related claims filed against Union Carbide and Amchem:

Defense and Resolution Costs In millions		*2011*		*2010*		*2009*		*Aggregate Costs to Date as of Dec 31, 2011*
Defense costs	$	88	$	87	$	62	$	862
Resolution costs	$	60	$	43	$	94	$	1,583

The average resolution payment per asbestos claimant and the rate of new claim filings has fluctuated both up and down since the beginning of 2001. Union Carbide's management expects such fluctuations to continue in the future based upon a number of factors, including the number and type of claims settled in a particular period, the jurisdictions in which such claims arose, and the extent to which any proposed legislative reform related to asbestos litigation is being considered.

Union Carbide expenses defense costs as incurred. The pretax impact for defense and resolution costs, net of insurance, was $88 million in 2011, $73 million in 2010 and $58 million in 2009, and was reflected in "Cost of sales" in the consolidated statements of income.

Insurance Receivables
At December 31, 2002, Union Carbide increased the receivable for insurance recoveries related to its asbestos liability to $1.35 billion, substantially exhausting its asbestos product liability coverage. The insurance receivable related to the asbestos liability was determined by Union Carbide after a thorough review of applicable insurance policies and the 1985 Wellington Agreement, to which Union Carbide and many of its liability insurers are signatory parties, as well as other insurance settlements, with due consideration given to applicable deductibles, retentions and policy limits, and taking into account the solvency and historical payment experience of various insurance carriers. The Wellington Agreement and other agreements with insurers are designed to facilitate an orderly resolution and collection of Union Carbide's insurance policies and to resolve issues that the insurance carriers may raise.

In September 2003, Union Carbide filed a comprehensive insurance coverage case, now proceeding in the Supreme Court of the State of New York, County of New York, seeking to confirm its rights to insurance for various asbestos claims and to facilitate an orderly and timely collection of insurance proceeds (the "Insurance Litigation"). The Insurance Litigation was filed against insurers that are not signatories to the Wellington Agreement and/or do not otherwise have agreements in place with Union Carbide regarding their asbestos-related insurance coverage, in order to facilitate an orderly resolution and collection of such insurance policies and to resolve issues that the insurance carriers may raise. Since the filing of the case, Union Carbide has reached settlements with several of the carriers involved in the Insurance Litigation, including settlements reached with two significant carriers in the fourth quarter of 2009. The Insurance Litigation is ongoing.

Union Carbide's receivable for insurance recoveries related to its asbestos liability was $40 million at December 31, 2011 and $50 million at December 31, 2010. At December 31, 2011 and December 31, 2010, all of the receivable for insurance recoveries was related to insurers that are not signatories to the Wellington Agreement and/or do not otherwise have agreements in place regarding their asbestos-related insurance coverage.

In addition to the receivable for insurance recoveries related to its asbestos liability, Union Carbide had receivables for defense and resolution costs submitted to insurance carriers that have settlement agreements in place regarding their asbestos-related insurance coverage. The following table summarizes Union Carbide's receivables related to its asbestos-related liability:

Receivables for Asbestos-Related Costs at December 31 In millions	*2011*	*2010*
Receivables for defense costs – carriers with settlement agreements	$ 20	$ 12
Receivables for resolution costs – carriers with settlement agreements	158	236
Receivables for insurance recoveries – carriers without settlement agreements	40	50
Total	$ 218	$ 298

After a review of its insurance policies, with due consideration given to applicable deductibles, retentions and policy limits, after taking into account the solvency and historical payment experience of various insurance carriers; existing insurance settlements; and the advice of outside counsel with respect to the applicable insurance coverage law relating to the terms and conditions of its insurance policies, Union Carbide continues to believe that its recorded receivable for insurance recoveries from all insurance carriers is probable of collection.

Summary

The amounts recorded by Union Carbide for the asbestos-related liability and related insurance receivable described above were based upon current, known facts. However, future events, such as the number of new claims to be filed and/or received each year, the average cost of disposing of each such claim, coverage issues among insurers, and the continuing solvency of various insurance companies, as well as the numerous uncertainties surrounding asbestos litigation in the United States, could cause the actual costs and insurance recoveries for Union Carbide to be higher or lower than those projected or those recorded.

Because of the uncertainties described above, Union Carbide's management cannot estimate the full range of the cost of resolving pending and future asbestos-related claims facing Union Carbide and Amchem. Union Carbide's management believes that it is reasonably possible that the cost of disposing of Union Carbide's asbestos-related claims, including future defense costs, could have a material impact on Union Carbide's results of operations and cash flows for a particular period and on the consolidated financial position of Union Carbide.

It is the opinion of Dow's management that it is reasonably possible that the cost of Union Carbide disposing of its asbestos-related claims, including future defense costs, could have a material impact on the Company's results of operations and cash flows for a particular period and on the consolidated financial position of the Company.

Matters Involving the Formation of K-Dow Petrochemicals

Introduction

On December 13, 2007, the Company and Petrochemical Industries Company (K.S.C.) ("PIC") of Kuwait, a wholly owned subsidiary of Kuwait Petroleum Corporation ("KPC"), announced plans to form a 50:50 global petrochemicals joint venture. The proposed joint venture, K-Dow Petrochemicals ("K-Dow"), was expected to have revenues of more than $11 billion and employ more than 5,000 people worldwide.

On November 28, 2008, the Company entered into a Joint Venture Formation Agreement (the "JVFA") with PIC that provided for the establishment of K-Dow. To form the joint venture, the Company would transfer by way of contribution and sale to K-Dow, assets used in the research, development, manufacture, distribution, marketing and sale of polyethylene, polypropylene, polycarbonate, polycarbonate compounds and blends, ethyleneamines, ethanolamines, and related licensing and catalyst technologies; and K-Dow would assume certain related liabilities. PIC would receive a 50-percent equity interest in K-Dow in exchange for the payment by PIC of the initial purchase price, estimated to be $7.5 billion. The purchase price was subject to certain post-closing adjustments.

Failure to Close

On December 31, 2008, the Company received a written notice from PIC with respect to the JVFA advising the Company of PIC's position that certain conditions to closing were not satisfied and, therefore, PIC was not obligated to close the transaction. On January 2, 2009, PIC refused to close the K-Dow transaction in accordance with the JVFA. The Company disagrees with the characterizations and conclusions expressed by PIC in the written notice and the Company has informed PIC that it breached the JVFA. On January 6, 2009, the Company announced that it would seek to fully enforce its rights under the terms of the JVFA and various related agreements.

Arbitration

The Company's claims against PIC are subject to an agreement between the parties to arbitrate under the Rules of Arbitration of the International Chamber of Commerce. On February 18, 2009, the Company initiated arbitration proceedings against PIC alleging that PIC breached the JVFA by failing to close the transaction on January 2, 2009, and as a result, Dow suffered substantial damages. The Company is seeking damages in excess of $2.5 billion in the arbitration proceeding. The parties have now completed their briefing, submissions of evidence and oral arguments to the three-member arbitration tribunal. The record on the merits is now closed, and the Company anticipates a decision in early 2012.

QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

Dow's business operations give rise to market risk exposure due to changes in foreign exchange rates, interest rates, commodity prices and other market factors such as equity prices. To manage such risks effectively, the Company enters into hedging transactions, pursuant to established guidelines and policies, that enable it to mitigate the adverse effects of financial market risk. Derivatives used for this purpose are designated as hedges per the accounting guidance related to derivatives and hedging activities, where appropriate. A secondary objective is to add value by creating additional non-specific exposure within established limits and policies; derivatives used for this purpose are not designated as hedges. The potential impact of creating such additional exposures is not material to the Company's results.

The global nature of Dow's business requires active participation in the foreign exchange markets. As a result of investments, production facilities and other operations on a global basis, the Company has assets, liabilities and cash flows in currencies other than the U.S. dollar. The primary objective of the Company's foreign exchange risk management is to optimize the U.S. dollar value of net assets and cash flows, keeping the adverse impact of currency movements to a minimum. To achieve this objective, the Company hedges on a net exposure basis using foreign currency forward contracts, over-the-counter option contracts, cross-currency swaps, and nonderivative instruments in foreign currencies. Exposures primarily relate to assets, liabilities and bonds denominated in foreign currencies, as well as economic exposure, which is derived from the risk that currency fluctuations could affect the dollar value of future cash flows related to operating activities. The largest exposures are denominated in European currencies, the Japanese yen and the Canadian dollar, although exposures also exist in other currencies of Asia Pacific, Latin America, and India, Middle East and Africa.

The main objective of interest rate risk management is to reduce the total funding cost to the Company and to alter the interest rate exposure to the desired risk profile. Dow uses interest rate swaps, "swaptions," and exchange-traded instruments to accomplish this objective. The Company's primary exposure is to the U.S. dollar yield curve.

Dow has a portfolio of equity securities derived primarily from the investment activities of its insurance subsidiaries. This exposure is managed in a manner consistent with the Company's market risk policies and procedures.

Inherent in Dow's business is exposure to price changes for several commodities. Some exposures can be hedged effectively through liquid tradable financial instruments. Feedstocks for ethylene production and natural gas constitute the main commodity exposures. Over-the-counter and exchange traded instruments are used to hedge these risks when feasible.

Dow uses value at risk ("VAR"), stress testing and scenario analysis for risk measurement and control purposes. VAR estimates the maximum potential loss in fair market values, given a certain move in prices over a certain period of time, using specified confidence levels. The VAR methodology used by the Company is a historical simulation model which captures co-movements in market rates across different instruments and market risk exposure categories. The historical simulation model uses a 97.5 percent confidence level and the historical scenario period includes at least six months of historical data. The 2011 and 2010 year-end and average daily VAR for the aggregate of all positions are shown below. These amounts are immaterial relative to the total equity of the Company:

Total Daily VAR by Exposure Type at December 31	*2011*		*2010*	
In millions	*Year-end*	*Average*	*Year-end*	*Average*
Foreign exchange	$ 2	$ 2	$ 1	$ 3
Interest rate	$ 286	$ 199	$ 251	$ 211
Equities	$ 29	$ 20	$ 15	$ 12
Commodities	$ 4	$ 4	$ 1	$ 2
Composite	$ 300	$ 220	$ 252	$ 218

The Company's daily VAR for the aggregate of all positions increased from a composite VAR of $252 million at December 31, 2010 to a composite VAR of $300 million at December 31, 2011. Increased volatility contributed to the increase in VAR at year end for each of the exposure types.

See Note J to the Consolidated Financial Statements for further disclosure regarding market risk.

Report of Independent Registered Public Accounting Firm
To the Board of Directors and Stockholders of
The Dow Chemical Company:

We have audited the accompanying consolidated balance sheets of The Dow Chemical Company and subsidiaries (the "Company") as of December 31, 2011 and 2010, and the related consolidated statements of income, equity, comprehensive income and cash flows for each of the three years in the period ended December 31, 2011. Our audits also included the financial statement schedule listed in the Index at Item 15(a)2. These financial statements and financial statement schedule are the responsibility of the Company's management. Our responsibility is to express an opinion on the financial statements and financial statement schedule based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of The Dow Chemical Company and subsidiaries as of December 31, 2011 and 2010, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2011, in conformity with accounting principles generally accepted in the United States of America. Also, in our opinion, such financial statement schedule, when considered in relation to the basic consolidated financial statements taken as a whole, presents fairly, in all material respects, the information set forth therein.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the Company's internal control over financial reporting as of December 31, 2011, based on the criteria established in *Internal Control-Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated February 15, 2012 expressed an unqualified opinion on the Company's internal control over financial reporting.

/s/ DELOITTE & TOUCHE LLP

Deloitte & Touche LLP
Midland, Michigan
February 15, 2012

The Dow Chemical Company and Subsidiaries
Consolidated Statements of Income

(In millions, except per share amounts) For the years ended December 31	2011	2010	2009
Net Sales	$ 59,985	$ 53,674	$ 44,875
Cost of sales	51,029	45,780	39,148
Research and development expenses	1,646	1,660	1,492
Selling, general and administrative expenses	2,788	2,609	2,487
Amortization of intangibles	496	509	399
Goodwill impairment loss	—	—	7
Restructuring charges	—	26	689
Purchased in-process research and development charge	—	—	7
Acquisition and integration related expenses	31	143	166
Asbestos-related credit	—	54	—
Equity in earnings of nonconsolidated affiliates	1,223	1,112	630
Sundry income (expense) - net	(316)	125	891
Interest income	40	37	39
Interest expense and amortization of debt discount	1,341	1,473	1,571
Income from Continuing Operations Before Income Taxes	3,601	2,802	469
Provision (Credit) for income taxes	817	481	(97)
Net Income from Continuing Operations	2,784	2,321	566
Income from discontinued operations, net of income taxes	—	—	110
Net Income	2,784	2,321	676
Net income attributable to noncontrolling interests	42	11	28
Net Income Attributable to The Dow Chemical Company	2,742	2,310	648
Preferred stock dividends	340	340	312
Net Income Available for The Dow Chemical Company Common Stockholders	$ 2,402	$ 1,970	$ 336

Per Common Share Data:			
Net income from continuing operations available for common stockholders	$ 2.06	$ 1.75	$ 0.22
Discontinued operations attributable to common stockholders	—	—	0.10
Earnings per common share - basic	$ 2.06	$ 1.75	$ 0.32
Net income from continuing operations available for common stockholders	$ 2.05	$ 1.72	$ 0.22
Discontinued operations attributable to common stockholders	—	—	0.10
Earnings per common share - diluted	$ 2.05	$ 1.72	$ 0.32
Common stock dividends declared per share of common stock	$ 0.90	$ 0.60	$ 0.60
Weighted-average common shares outstanding - basic	1,149.0	1,125.9	1,043.2
Weighted-average common shares outstanding - diluted	1,158.2	1,143.8	1,053.9

See Notes to the Consolidated Financial Statements.

The Dow Chemical Company and Subsidiaries
Consolidated Balance Sheets

(In millions, except share amounts) At December 31	2011	2010
Assets		
Current Assets		
Cash and cash equivalents (variable interest entities restricted - 2011: $170; 2010: $145)	$ 5,444	$ 7,039
Marketable securities and interest-bearing deposits	2	—
Accounts and notes receivable:		
Trade (net of allowance for doubtful receivables - 2011: $121; 2010: $128)	4,900	4,616
Other	4,726	4,428
Inventories	7,577	7,087
Deferred income tax assets - current	471	611
Other current assets	302	349
Total current assets	23,422	24,130
Investments		
Investment in nonconsolidated affiliates	3,405	3,453
Other investments (investments carried at fair value - 2011: $2,008; 2010: $2,064)	2,508	2,542
Noncurrent receivables	1,144	388
Total investments	7,057	6,383
Property		
Property	52,216	51,648
Less accumulated depreciation	34,917	33,980
Net property (variable interest entities restricted - 2011: $2,169; 2010: $1,388)	17,299	17,668
Other Assets		
Goodwill	12,930	12,967
Other intangible assets (net of accumulated amortization - 2011: $2,349; 2010: $1,805)	5,061	5,530
Deferred income tax assets - noncurrent	2,559	2,079
Asbestos-related insurance receivables - noncurrent	172	220
Deferred charges and other assets	724	611
Total other assets	21,446	21,407
Total Assets	$ 69,224	$ 69,588
Liabilities and Equity		
Current Liabilities		
Notes payable	$ 541	$ 1,467
Long-term debt due within one year	2,749	1,755
Accounts payable:		
Trade	4,778	4,356
Other	2,216	2,249
Income taxes payable	382	349
Deferred income tax liabilities - current	129	105
Dividends payable	376	257
Accrued and other current liabilities	2,463	3,358
Total current liabilities	13,634	13,896
Long-Term Debt (variable interest entities nonrecourse - 2011: $1,138; 2010: $167)	18,310	20,605
Other Noncurrent Liabilities		
Deferred income tax liabilities - noncurrent	1,091	1,295
Pension and other postretirement benefits - noncurrent	9,034	7,492
Asbestos-related liabilities - noncurrent	608	663
Other noncurrent obligations	3,109	2,995
Total other noncurrent liabilities	13,842	12,445
Redeemable Noncontrolling Interest	147	—
Stockholders' Equity		
Preferred stock, series A ($1.00 par, $1,000 liquidation preference, 4,000,000 shares)	4,000	4,000
Common stock (authorized 1,500,000,000 shares of $2.50 par value each; issued 2011: 1,184,562,287 shares; 2010: 1,172,354,054 shares)	2,961	2,931
Additional paid-in capital	2,663	2,286
Retained earnings	19,087	17,736
Accumulated other comprehensive loss	(5,996)	(4,399)
Unearned ESOP shares	(434)	(476)
Treasury stock at cost (2011: zero shares; 2010: 5,137,039 shares)	—	(239)
The Dow Chemical Company's stockholders' equity	22,281	21,839
Noncontrolling interests	1,010	803
Total equity	23,291	22,642
Total Liabilities and Equity	$ 69,224	$ 69,588

See Notes to the Consolidated Financial Statements.

The Dow Chemical Company and Subsidiaries

Consolidated Statements of Cash Flows

(In millions) For the years ended December 31	2011	2010	2009
Operating Activities			
Net income	$ 2,784	$ 2,321	$ 676
Adjustments to reconcile net income to net cash provided by operating activities:			
Depreciation and amortization	2,883	2,962	2,827
Purchased in-process research and development charge	—	—	7
Provision (Credit) for deferred income tax	1	328	(652)
Earnings of nonconsolidated affiliates less than (in excess of) dividends received	(207)	(444)	60
Pension contributions	(806)	(708)	(355)
Net gain on sales of investments	(39)	—	—
Net gain on sales of property, businesses and consolidated companies	(25)	(95)	(256)
Other net (gain) loss	10	(12)	(31)
Net gain on sales of ownership interest in nonconsolidated affiliates	(61)	(25)	(795)
Goodwill impairment loss	—	—	7
Restructuring charges	—	26	684
Loss on early extinguishment of debt	482	46	56
Asbestos-related credit	—	(54)	—
Excess tax benefits from share-based payment arrangements	(23)	(20)	(10)
Changes in assets and liabilities, net of effects of acquired and divested companies:			
Accounts and notes receivable	(2,184)	(1,209)	(990)
Proceeds from interests in trade accounts receivable conduits	1,737	1,038	—
Inventories	(702)	(750)	63
Accounts payable	376	495	304
Other assets and liabilities	(347)	203	480
Cash provided by operating activities	3,879	4,102	2,075
Investing Activities			
Capital expenditures	(2,687)	(2,130)	(1,683)
Construction of assets pending sale / leaseback	(113)	—	—
Proceeds from sale / leaseback of assets	119	—	—
Proceeds from sales of property and businesses	670	1,877	294
Acquisitions of businesses	(8)	(8)	(35)
Purchases of previously leased assets	(30)	(45)	(713)
Investments in consolidated companies, net of cash acquired	(218)	(215)	(15,045)
Proceeds from sales of consolidated companies	56	74	1,563
Investments in and loans to nonconsolidated affiliates	(248)	(107)	(122)
Distributions and loan repayments from nonconsolidated affiliates	295	29	9
Proceeds from sales of ownership interests in nonconsolidated affiliates	93	113	1,413
Purchase of unallocated Rohm and Haas ESOP shares	—	—	(552)
Change in restricted cash	—	436	—
Purchases of investments	(797)	(946)	(580)
Proceeds from sales and maturities of investments	874	1,057	684
Cash provided by (used in) investing activities	(1,994)	135	(14,767)
Financing Activities			
Changes in short-term notes payable	(844)	(700)	(418)
Proceeds from notes payable	—	84	—
Payments on notes payable	—	(668)	—
Proceeds from revolving credit facility	—	—	3,000
Payments on revolving credit facility	—	—	(3,000)
Proceeds from Term Loan	—	—	9,226
Payments on Term Loan	—	—	(9,226)
Proceeds from issuance of long-term debt	3,624	3,131	8,283
Payments on long-term debt	(5,337)	(1,387)	(1,790)
Redemption of preferred securities of subsidiaries and payment of accrued dividends	—	—	(520)
Purchases of treasury stock	(19)	(14)	(5)
Proceeds from issuance of common stock	236	181	966
Proceeds from issuance of preferred stock	—	—	7,000
Proceeds from sales of common stock	98	109	555
Issuance costs for debt and equity securities	(27)	(12)	(368)
Excess tax benefits from share-based payment arrangements	23	20	10
Distributions to noncontrolling interests	(42)	(8)	(24)
Contribution from noncontrolling interests	184	100	—
Dividends paid to stockholders	(1,258)	(1,014)	(1,030)
Cash provided by (used in) financing activities	(3,362)	(178)	12,659
Effect of Exchange Rate Changes on Cash	(121)	88	79
Cash Assumed in Initial Consolidation of Variable Interest Entities	3	46	—
Summary			
Increase (Decrease) in cash and cash equivalents	(1,595)	4,193	46
Cash and cash equivalents at beginning of year	7,039	2,846	2,800
Cash and cash equivalents at end of year	$ 5,444	$ 7,039	$ 2,846

See Notes to the Consolidated Financial Statements.

The Dow Chemical Company and Subsidiaries

Consolidated Statements of Equity

(In millions) For the years ended December 31	2011	2010	2009
Preferred Stock			
Balance at beginning of year	$ 4,000	$ 4,000	$ —
Preferred stock issued	—	—	7,000
Preferred stock repurchased	—	—	(2,500)
Preferred stock converted to common stock	—	—	(500)
Balance at end of year	4,000	4,000	4,000
Common Stock			
Balance at beginning of year	2,931	2,906	2,453
Common stock issued	30	25	453
Balance at end of year	2,961	2,931	2,906
Additional Paid-in Capital			
Balance at beginning of year	2,286	1,913	872
Common stock issued	206	156	2,643
Sale of shares to ESOP	—	—	(1,529)
Stock-based compensation and allocation of ESOP shares	171	217	(73)
Balance at end of year	2,663	2,286	1,913
Retained Earnings			
Balance at beginning of year	17,736	16,704	17,013
Net income available for The Dow Chemical Company common stockholders	2,402	1,970	336
Dividends declared on common stock (per share: $0.90 in 2011, $0.60 in 2010 and $0.60 in 2009)	(1,037)	(677)	(639)
Other	(14)	(13)	(6)
Impact of adoption of ASU 2009-17, net of tax	—	(248)	—
Balance at end of year	19,087	17,736	16,704
Accumulated Other Comprehensive Loss			
Unrealized Gains (Losses) on Investments at beginning of year	111	79	(111)
Net change in unrealized gains (losses)	(33)	32	190
Balance at end of year	78	111	79
Cumulative Translation Adjustments at beginning of year	367	624	221
Translation adjustments	(295)	(257)	403
Balance at end of year	72	367	624
Pension and Other Postretirement Benefit Plans at beginning of year	(4,871)	(4,587)	(4,251)
Net prior service credit	20	23	19
Net loss	(1,283)	(307)	(355)
Balance at end of year	(6,134)	(4,871)	(4,587)
Accumulated Derivative Loss at beginning of year	(6)	(8)	(248)
Net hedging results	(1)	(13)	(65)
Reclassification to earnings	(5)	15	305
Balance at end of year	(12)	(6)	(8)
Total accumulated other comprehensive loss	(5,996)	(4,399)	(3,892)
Unearned ESOP Shares			
Balance at beginning of year	(476)	(519)	—
Shares acquired	(5)	(1)	(553)
Shares allocated to ESOP participants	47	44	34
Balance at end of year	(434)	(476)	(519)
Treasury Stock			
Balance at beginning of year	(239)	(557)	(2,438)
Purchases	(19)	(14)	(5)
Sale of shares to ESOP	—	—	1,529
Issuance to employees and employee plans	258	332	357
Balance at end of year	—	(239)	(557)
The Dow Chemical Company's Stockholders' Equity	22,281	21,839	20,555
Noncontrolling Interests			
Balance at beginning of year	803	569	69
Net income attributable to noncontrolling interests	42	11	28
Distributions to noncontrolling interests	(43)	(8)	(24)
Capital contributions	37	—	—
Acquisition of Rohm and Haas Company noncontrolling interests	—	—	432
Consolidation of variable interest entities	31	109	46
Conversion of note payable to preferred shares of a subsidiary	158	—	—
Impact of adoption of ASU 2009-17	—	100	—
Other	(18)	22	18
Balance at end of year	1,010	803	569
Total Equity	$ 23,291	$ 22,642	$ 21,124

See Notes to the Consolidated Financial Statements.

The Dow Chemical Company and Subsidiaries

Consolidated Statements of Comprehensive Income

(In millions) For the years ended December 31	*2011*	*2010*	*2009*
Net Income	$ 2,784	$ 2,321	$ 676
Other Comprehensive Income (Loss), Net of Tax (tax amounts shown below for 2011, 2010, 2009)			
Unrealized gains (losses) on investments:			
Unrealized holding gains (losses) during the period (net of tax of $(13), $12, $53)	(19)	17	134
Less: Reclassification adjustments for net amounts included in net income (net of tax of $(8), $8, $30)	(14)	15	56
Cumulative translation adjustments (net of tax of $26, $57, $(15))	(295)	(257)	403
Pension and other postretirement benefit plans:			
Prior service credit (cost) arising during period (net of tax of $(1), $-, $(1))	1	(2)	(1)
Net loss arising during period (net of tax of $(657), $(193), $(257))	(1,524)	(485)	(433)
Less: Amortization of prior service cost included in net periodic pension costs (net of tax of $8, $13, $8)	19	25	20
Less: Amortization of net loss included in net periodic pension costs (net of tax of $130, $92, $40)	241	178	78
Net gains (losses) on cash flow hedging derivative instruments (net of tax of $(4), $2, $56)	(6)	2	240
Total other comprehensive income (loss)	(1,597)	(507)	497
Comprehensive Income	1,187	1,814	1,173
Comprehensive income attributable to noncontrolling interests, net of tax	42	11	28
Comprehensive Income Attributable to The Dow Chemical Company	$ 1,145	$ 1,803	$ 1,145

See Notes to the Consolidated Financial Statements.

Table of Contents

NOTE A – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Principles of Consolidation and Basis of Presentation
The accompanying consolidated financial statements of The Dow Chemical Company and its subsidiaries ("Dow" or the "Company") were prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP") and include the assets, liabilities, revenues and expenses of all majority-owned subsidiaries over which the Company exercises control and, when applicable, entities for which the Company has a controlling financial interest or is the primary beneficiary. Intercompany transactions and balances are eliminated in consolidation. Investments in nonconsolidated affiliates (20-50 percent owned companies, joint ventures and partnerships) are accounted for using the equity method.

Certain changes have been made to operating segment information to reflect changes made in the third quarter of 2011 related to changes in the Company's organization.

Use of Estimates in Financial Statement Preparation
The preparation of financial statements in accordance with U.S. GAAP requires the use of estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. The Company's consolidated financial statements include amounts that are based on management's best estimates and judgments. Actual results could differ from those estimates.

Foreign Currency Translation
The local currency has been primarily used as the functional currency throughout the world. Translation gains and losses of those operations that use local currency as the functional currency are included in the consolidated balance sheets in

"Accumulated other comprehensive income (loss)" ("AOCI"). Where the U.S. dollar is used as the functional currency, foreign currency gains and losses are reflected in income.

Environmental Matters

Accruals for environmental matters are recorded when it is probable that a liability has been incurred and the amount of the liability can be reasonably estimated based on current law and existing technologies. These accruals are adjusted periodically as assessment and remediation efforts progress or as additional technical or legal information becomes available. Accruals for environmental liabilities are included in the consolidated balance sheets in "Accrued and other current liabilities" and "Other noncurrent obligations" at undiscounted amounts. Accruals for related insurance or other third-party recoveries for environmental liabilities are recorded when it is probable that a recovery will be realized and are included in the consolidated balance sheets as "Accounts and notes receivable - Other."

Environmental costs are capitalized if the costs extend the life of the property, increase its capacity, and/or mitigate or prevent contamination from future operations. Environmental costs are also capitalized in recognition of legal asset retirement obligations resulting from the acquisition, construction and/or normal operation of a long-lived asset. Costs related to environmental contamination treatment and cleanup are charged to expense. Estimated future incremental operations, maintenance and management costs directly related to remediation are accrued when such costs are probable and reasonably estimable.

Cash and Cash Equivalents

Cash and cash equivalents include time deposits and readily marketable securities with original maturities of three months or less.

Financial Instruments

The Company calculates the fair value of financial instruments using quoted market prices whenever available. When quoted market prices are not available for various types of financial instruments (such as forwards, options and swaps), the Company uses standard pricing models with market-based inputs that take into account the present value of estimated future cash flows.

The Company utilizes derivatives to manage exposures to currency exchange rates, commodity prices and interest rate risk. The fair values of all derivatives are recognized as assets or liabilities at the balance sheet date. Changes in the fair value of these instruments are reported in income or AOCI, depending on the use of the derivative and whether it qualifies for hedge accounting treatment.

Gains and losses on derivatives that are designated and qualify as cash flow hedging instruments are recorded in AOCI, to the extent the hedges are effective, until the underlying transactions are recognized in income. To the extent effective, gains and losses on derivative and nonderivative instruments used as hedges of the Company's net investment in foreign operations are recorded in AOCI as part of the cumulative translation adjustment. The ineffective portions of cash flow hedges and hedges of net investment in foreign operations, if any, are recognized in income immediately.

Gains and losses on derivatives designated and qualifying as fair value hedging instruments, as well as the offsetting losses and gains on the hedged items, are reported in income in the same accounting period. Derivatives not designated as hedging instruments are marked-to-market at the end of each accounting period with the results included in income.

Inventories

Inventories are stated at the lower of cost or market. The method of determining cost for each subsidiary varies among last-in, first-out ("LIFO"); first-in, first-out ("FIFO"); and average cost, and is used consistently from year to year.

The Company routinely exchanges and swaps raw materials and finished goods with other companies to reduce delivery time, freight and other transportation costs. These transactions are treated as non-monetary exchanges and are valued at cost.

Property

Land, buildings and equipment, including property under capital lease agreements, are carried at cost less accumulated depreciation. Depreciation is based on the estimated service lives of depreciable assets and is calculated using the straight-line method, unless the asset was capitalized before 1997 when the declining balance method was used. Fully depreciated assets are retained in property and accumulated depreciation accounts until they are removed from service. In the case of disposals, assets and related accumulated depreciation are removed from the accounts, and the net amounts, less proceeds from disposal, are included in income.

Impairment and Disposal of Long-Lived Assets
The Company evaluates long-lived assets and certain identifiable intangible assets for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. When undiscounted future cash flows are not expected to be sufficient to recover an asset's carrying amount, the asset is written down to its fair value based on bids received from third parties or a discounted cash flow analysis based on market participant assumptions.

Long-lived assets to be disposed of by sale are classified as held for sale and reported at the lower of carrying amount or fair value less cost to sell, and depreciation is ceased. Long-lived assets to be disposed of other than by sale are classified as held and used until they are disposed of and reported at the lower of carrying amount or fair value, and depreciation is recognized over the remaining useful life of the assets.

Goodwill and Other Intangible Assets
The Company records goodwill when the purchase price of a business acquisition exceeds the estimated fair value of net identified tangible and intangible assets acquired. Goodwill is tested for impairment at the reporting unit level annually, or more frequently when events or changes in circumstances indicate that the fair value of a reporting unit has more likely than not declined below its carrying value. In 2011, the Company early adopted Accounting Standard Update 2011-08, "Intangibles-Goodwill and Other (Topic 350): Testing Goodwill for Impairment" which simplifies how entities test goodwill for impairment and permits an entity to first assess qualitative factors. If an initial qualitative assessment identifies that it is more likely than not that the carrying value of a reporting unit exceeds its estimated fair value, additional quantitative testing is performed. If the quantitative testing indicates that goodwill is impaired, the carrying value of goodwill is written down to fair value. The Company primarily utilizes a discounted cash flow methodology to calculate the fair value of its reporting units. See Note I for further information on goodwill.

Finite-lived intangible assets such as purchased customer lists, licenses, intellectual property, patents, trademarks and software, are amortized over their estimated useful lives, generally on a straight-line basis for periods ranging primarily from three to twenty years. Finite-lived intangible assets are reviewed for impairment or obsolescence annually, or more frequently when events or changes in circumstances indicate that the carrying amount of an intangible asset may not be recoverable. If impaired, intangible assets are written down to fair value based on discounted cash flows.

Asset Retirement Obligations
The Company records asset retirement obligations as incurred and reasonably estimable, including obligations for which the timing and/or method of settlement are conditional on a future event that may or may not be within the control of the Company. The fair values of obligations are recorded as liabilities on a discounted basis and are accreted over time for the change in present value. Costs associated with the liabilities are capitalized and amortized over the estimated remaining useful life of the asset, generally for periods of 10 years or less.

Investments
Investments in debt and marketable equity securities (including warrants), primarily held by the Company's insurance operations, are classified as trading, available-for-sale or held-to-maturity. Investments classified as trading are reported at fair value with unrealized gains and losses related to mark-to-market adjustments included in income. Those classified as available-for-sale are reported at fair value with unrealized gains and losses recorded in AOCI. Those classified as held-to-maturity are recorded at amortized cost. The cost of investments sold is determined by specific identification. The Company routinely reviews available-for-sale and held-to-maturity securities for other-than-temporary declines in fair value below the cost basis, and when events or changes in circumstances indicate the carrying value of an asset may not be recoverable, the security is written down to fair value, establishing a new cost basis.

Revenue
Sales are recognized when the revenue is realized or realizable, and the earnings process is complete. Approximately 99 percent of the Company's sales in 2011 related to sales of product (99 percent in 2010 and 98 percent in 2009). The remaining 1 percent in 2011 related to the Company's service offerings, insurance operations, and licensing of patents and technology (1 percent in 2010 and 2 percent in 2009). Revenue for product sales is recognized as risk and title to the product transfer to the customer, which usually occurs at the time shipment is made. As such, title to the product passes when the product is delivered to the freight carrier. Dow's standard terms of delivery are included in its contracts of sale, order confirmation documents and invoices. Freight costs and any directly related costs of transporting finished product to customers are recorded as "Cost of sales."

Revenue related to the Company's insurance operations includes third-party insurance premiums, which are earned over the terms of the related insurance policies and reinsurance contracts. Revenue related to the initial licensing of patents and technology is recognized when earned; revenue related to running royalties is recognized according to licensee production levels.

Legal Costs
The Company expenses legal costs as incurred. Accruals for legal matters are recorded when it is probable that a liability has been incurred and the amount of the liability can be reasonably estimated.

Severance Costs
The Company routinely reviews its operations around the world in an effort to ensure competitiveness across its businesses and geographic areas. When the reviews result in a workforce reduction related to the shutdown of facilities or other optimization activities, severance benefits are provided to employees primarily under Dow's ongoing benefit arrangements. These severance costs are accrued once management commits to a plan of termination including the number of employees to be terminated, their job classifications or functions, their locations and the expected completion date.

Income Taxes
The Company accounts for income taxes using the asset and liability method. Under this method, deferred tax assets and liabilities are recognized for the future tax consequences of temporary differences between the carrying amounts and tax bases of assets and liabilities using enacted rates. The effect of a change in tax rates on deferred tax assets is recognized in income in the period that includes the enactment date.

Annual tax provisions include amounts considered sufficient to pay assessments that may result from examinations of prior year tax returns; however, the amount ultimately paid upon resolution of issues raised may differ from the amounts accrued.

The Company recognizes the financial statement effects of an uncertain income tax position when it is more likely than not, based on the technical merits, that the position will be sustained upon examination. The Company accrues for other tax contingencies when it is probable that a liability to a taxing authority has been incurred and the amount of the contingency can be reasonably estimated. The current portion of uncertain income tax positions is included in "Income taxes payable" and the long-term portion is included in "Other noncurrent obligations" in the consolidated balance sheets.

Provision is made for taxes on undistributed earnings of foreign subsidiaries and related companies to the extent that such earnings are not deemed to be permanently invested.

Earnings per Common Share
The calculation of earnings per common share is based on the weighted-average number of the Company's common shares outstanding for the applicable period. The calculation of diluted earnings per common share reflects the effect of all dilutive potential common shares that were outstanding during the respective periods, unless the effect of doing so is antidilutive.

NOTE B – RECENT ACCOUNTING GUIDANCE

Recently Adopted Accounting Guidance
On September 30, 2011, the Company early adopted Accounting Standard Update ("ASU") 2011-08, "Intangibles-Goodwill and Other (Topic 350): Testing Goodwill for Impairment." This ASU simplifies how entities test goodwill for impairment and permits an entity to first assess qualitative factors to determine whether it is more likely than not that the fair value of a reporting unit is less than its carrying amount as a basis for determining whether it is necessary to perform the two-step goodwill impairment test. This ASU is effective for annual and interim goodwill impairment tests performed for fiscal years beginning after December 15, 2011, although early adoption is permitted. The Company has incorporated this guidance into its goodwill testing for impairment. See Note I for additional information.

On January 1, 2011, the Company adopted ASU 2009-13, "Revenue Recognition (Topic 605): Multiple-Deliverable Revenue Arrangements – a consensus of the FASB Emerging Issues Task Force." This ASU amended the criteria for when to evaluate individual delivered items in a multiple deliverable arrangement and how to allocate consideration received. The adoption of this guidance did not have a material impact on the Company's consolidated financial statements.

On January 1, 2010, the Company adopted ASU 2010-06, "Fair Value Measurements and Disclosures (Topic 820): Improving Disclosures about Fair Value Measurements," which added disclosure requirements about transfers in and out of Levels 1 and 2 and separate disclosures about activity relating to Level 3 measurements and clarifies existing disclosure requirements related to the level of disaggregation and input and valuation techniques. See Note K for additional information about fair value measurements.

On January 1, 2010, the Company adopted ASU 2009-17, "Consolidations (Topic 810): Improvements to Financial Reporting by Enterprises Involved with Variable Interest Entities," which amended the consolidation guidance applicable to variable interest entities and required additional disclosures concerning an enterprise's continuing involvement with variable interest entities. The adoption resulted in the consolidation of two additional joint ventures, an owner trust and an entity that was used to monetize accounts receivable. At January 1, 2010, $793 million in assets (net of tax, including the impact on "Investment in nonconsolidated affiliates"), $941 million in liabilities, $100 million in noncontrolling interests and a cumulative effect adjustment to retained earnings of $248 million were recorded as a result of the adoption of this guidance. See Note S for additional information about variable interest entities.

On January 1, 2010, the Company adopted ASU 2009-16, "Transfers and Servicing (Topic 860): Accounting for Transfers of Financial Assets." This ASU was intended to improve the information provided in financial statements concerning transfers of financial assets, including the effects of transfers on financial position, financial performance and cash flows, and any continuing involvement of the transferor with the transferred financial assets. The Company evaluated the impact of adopting the guidance and the terms and conditions in place at January 1, 2010 and determined that certain sales of accounts receivable would be classified as secured borrowings. Under the Company's sale of accounts receivable arrangements, $915 million was outstanding at January 1, 2010. The maximum amount of receivables available for participation in these programs was $1,939 million at January 1, 2010. See Note O for additional information about transfers of financial assets.

Accounting Guidance Issued But Not Adopted as of December 31, 2011
In December 2011, the Financial Accounting Standards Board ("FASB") issued ASU 2011-11, "Balance Sheet (Topic 210): Disclosures about Offsetting Assets and Liabilities," which requires entities to disclose both gross and net information about both instruments and transactions eligible for offset in the statement of financial position and instruments and transactions subject to an agreement similar to a master netting agreement. The objective of the disclosure is to facilitate comparison between those entities that prepare their financial statements on the basis of U.S. GAAP and those entities that prepare their financial statements on the basis of International Financial Reporting Standards ("IFRS"). This ASU is effective for fiscal years, and interim periods within those years, beginning on or after January 1, 2013. Retrospective presentation for all comparative periods presented is required. The Company is currently evaluating the impact of adopting this guidance.

In June 2011, the FASB issued ASU 2011-05, "Comprehensive Income (Topic 220): Presentation of Comprehensive Income," which improves the comparability, consistency and transparency of financial reporting and increases the prominence of items reported in other comprehensive income. This ASU is effective for fiscal years, and interim periods within those years, beginning on or after December 15, 2011, although early adoption is permitted. In December 2011, the FASB issued ASU 2011-12 "Comprehensive Income (Topic 220): Deferral of the Effective Date for Amendments to the Presentation of Reclassifications of Items Out of Accumulated Other Comprehensive Income in Accounting Standards Update No. 2011-05," which defers certain aspects of ASU 2011-05 related to the presentation of reclassification adjustments. The adoption of the revised guidance on January 1, 2012 is not expected to have a material impact on the Company's consolidated financial statements. The new presentation will be included in the Company's Quarterly Reporting on Form 10-Q for the quarter ended March 31, 2012.

In May 2011, the FASB issued ASU 2011-04, "Fair Value Measurement (Topic 820): Amendments to Achieve Common Fair Value Measurement and Disclosure Requirements in U.S. GAAP and IFRS," which provides common requirements for measuring fair value and disclosing information about fair value measurements in accordance with U.S. GAAP and IFRS. This ASU is effective for fiscal years, and interim periods within those years, beginning on or after December 15, 2011. The adoption of this guidance on January 1, 2012 is not expected to have a material impact on the Company's consolidated financial statements. The applicable enhanced disclosures will be included in the Company's Quarterly Reporting on Form 10-Q for the quarter ended March 31, 2012.

NOTE C – RESTRUCTURING

2009 Restructuring
On June 30, 2009, the Company's Board of Directors approved a restructuring plan related to the Company's acquisition of Rohm and Haas Company ("Rohm and Haas") as well as actions to advance the Company's strategy and to respond to continued weakness in the global economy. The restructuring plan included the elimination of approximately 2,500 positions primarily resulting from synergies to be achieved as a result of the acquisition of Rohm and Haas. In addition, the plan included the shutdown of a number of manufacturing facilities. As a result of the restructuring activities, the Company recorded pretax

restructuring charges of $677 million in the second quarter of 2009, consisting of asset write-downs and write-offs of $454 million, costs associated with exit or disposal activities of $68 million and severance costs of $155 million. The impact of the charges is shown as "Restructuring charges" in the consolidated statements of income and was reflected in the Company's segment results as shown in the following table, which also reflects adjustments made in 2009 to the 2009 plan, the 2008 plan and the 2007 plan.

2009 Restructuring Charges by Operating Segment In millions	*Impairment of Long-Lived Assets and Other Assets*	*Costs associated with Exit or Disposal Activities*	*Severance Costs*	*Total*
Electronic and Functional Materials	$ 48	$ —	$ —	$ 48
Coatings and Infrastructure Solutions	258	4	—	262
Performance Materials	2	—	—	2
Performance Plastics	1	—	—	1
Feedstocks and Energy	140	—	—	140
Corporate	5	64	155	224
Total 2009 restructuring charges	$ 454	$ 68	$ 155	$ 677
Adjustments to restructuring charges:				
2009 Plan - Corporate	—	13	—	13
2008 Plan - Corporate	—	—	19	19
2007 Plan - Agricultural Sciences	—	(15)	—	(15)
2007 Plan - Corporate	—	—	(5)	(5)
Net 2009 restructuring charges	$ 454	$ 66	$ 169	$ 689

Details regarding the components of the 2009 restructuring charges and adjustments to restructuring charges are discussed below:

Impairment of Long-Lived Assets and Other Assets

The restructuring charges related to the write-down or write-off of assets totaled $454 million. Write-downs were related to Dow's facilities located in Hahnville and Plaquemine, Louisiana; the United States Federal Trade Commission ("FTC") required divestiture of certain acrylic monomer and specialty latex assets in North America; and other small manufacturing facilities where the acquisition of Rohm and Haas resulted in overlapping manufacturing capabilities. Details regarding these write-downs or write-offs are as follows:

- Due to continued weakness in the global economy, the decision was made to shut down a number of hydrocarbon and basic chemicals facilities, with an impact of $126 million, including the following:
  - Ethylene manufacturing facility in Hahnville, Louisiana. A write-off of the net book value of the related buildings, machinery and equipment against the Feedstocks and Energy segment was recorded. The facility was shut down in the second quarter of 2009.
  - Ethylene oxide/ethylene glycol manufacturing facility in Hahnville, Louisiana. A write-off of the net book value of the related buildings, machinery and equipment against the Feedstocks and Energy segment was recorded. The facility was shut down in the second quarter of 2009.
  - Ethylene dichloride and vinyl chloride monomer manufacturing facility in Plaquemine, Louisiana. A write-down of the net book value of the related buildings, machinery and equipment against the Feedstocks and Energy segment was recorded. The facility was shut down in the third quarter of 2011.
- With the completion of the Company's acquisition of Rohm and Haas, the following charges were recognized:
  - Due to an expected loss from the FTC required divestitures of certain acrylic monomer and specialty latex assets within eight months of the closing of the acquisition of Rohm and Haas, the Company recognized an impairment charge of $205 million against the Coatings and Infrastructure Solutions segment in the second quarter of 2009. The divestiture of the assets was completed in January 2010 (see Note E).

- The decision was made to shut down a number of small manufacturing facilities to optimize the assets of the Company. Write-downs of $96 million were recorded in the second quarter of 2009, primarily impacting the Electronic and Functional Materials ($46 million) and Coatings and Infrastructure Solutions ($48 million) segments.

The restructuring charges in the second quarter of 2009 also included the write-off of capital project spending ($20 million) and other assets ($7 million) associated with plant closures. These charges were reflected in the results of the operating segments impacted by the restructuring activities.

Costs Associated with Exit or Disposal Activities
The restructuring charges for costs associated with exit or disposal activities totaled $68 million in the second quarter of 2009 and included environmental remediation of $64 million, impacting Corporate, with the remainder relating to contract termination fees and other charges. In the fourth quarter of 2009, the Company increased the reserve by $13 million to reflect additional expense for pension settlements related to the Rohm and Haas acquisition.

Severance Costs
The restructuring charges included severance of $155 million for the separation of approximately 2,500 employees under the terms of the Company's ongoing benefit arrangements, primarily over two years. These costs were charged against Corporate. At December 31, 2009, severance of $72 million had been paid and a currency adjusted liability of $84 million remained for approximately 1,221 employees. At December 31, 2010, severance of $149 million had been paid and a currency adjusted liability of $6 million remained for approximately 189 employees. In the first quarter of 2011, the remaining severance of $6 million was paid, bringing the program to a close.

The following table summarizes the activities related to the Company's restructuring reserve:

2009 Restructuring Activities In millions	*Impairment of Long-Lived Assets and Other Assets*	*Costs associated with Exit or Disposal Activities*	*Severance Costs*	*Total*
Restructuring charges recognized in the second quarter of 2009	$ 454	$ 68	$ 155	$ 677
Adjustment to reserve	—	13	—	13
Charges against reserve	(454)	(13)	—	(467)
Cash payments	—	—	(72)	(72)
Foreign currency impact	—	—	1	1
Reserve balance at December 31, 2009	$ —	$ 68	$ 84	$ 152
Adjustments to reserve	21	7	1	29
Charges against reserve	(21)	(7)	—	(28)
Cash payments	—	—	(77)	(77)
Foreign currency impact	—	—	(2)	(2)
Reserve balance at December 31, 2010	$ —	$ 68	$ 6	$ 74
Cash payments	—	—	(6)	(6)
Reserve balance at March 31, 2011	$ —	$ 68	$ —	$ 68

The shutdowns related to the 2009 restructuring plan were substantially completed in the first quarter of 2011, with the remaining liabilities primarily related to environmental remediation to be paid over time.

Dow expects to incur future costs related to its restructuring activities, as the Company continually looks for ways to enhance the efficiency and cost effectiveness of its operations, and to ensure competitiveness across its businesses and across geographic areas. Future costs are expected to include demolition costs related to the closed facilities, which will be recognized as incurred. The Company also expects to incur additional employee-related costs, including involuntary termination benefits, related to its other optimization activities. These costs cannot be reasonably estimated at this time.

2010 Adjustments to 2009 and 2008 Restructuring Plans
In 2010, the Company recorded additional charges related to the 2009 restructuring plan, as follows: $13 million charge to adjust the impairment of long-lived assets and other assets related to the FTC required divestitures; $8 million charge related to the shutdown of a small manufacturing facility; $7 million charge related to additional costs associated with exit or disposal activities related to FTC required divestitures; and $1 million charge for additional severance related to FTC required

divestitures. The impact of these charges is shown as "Restructuring charges" in the consolidated statements of income and was reflected in the following operating segments: Coatings and Infrastructure Solutions ($20 million), Electronic and Functional Materials ($8 million), and Corporate ($1 million).

In 2010, the Company decreased the severance reserve for the 2008 restructuring plan by $3 million to adjust the reserve to the remaining future payments. The impact of this adjustment is shown as "Restructuring charges" in the consolidated statements of income and was reflected in Corporate.

2009 Adjustments to 2008 and 2007 Restructuring Plans
In 2009, the Company increased the severance reserve for the 2008 restructuring plan by $19 million, for an additional workforce reduction of approximately 500 employees. The increase was reflected in Corporate.

In 2009, the Company reduced the 2007 restructuring reserve related to contract termination fees by $15 million as a result of the Company's acquisition of Rohm and Haas, impacting the Agricultural Sciences segment. The initial liability established in 2007 included contract termination fees related to the cancellation of contract manufacturing agreements between the Company and Rohm and Haas. Following the completion of the acquisition, the liability for these fees was reversed. The Company also reduced the severance reserve for the 2007 restructuring plan by $5 million as redeployment opportunities for affected employees were identified. The decrease was reflected in Corporate.

Restructuring Reserve Assumed from Rohm and Haas
Included in liabilities assumed in the April 1, 2009 acquisition of Rohm and Haas was a reserve of $122 million for severance and employee benefits for the separation of 1,255 employees under the terms of Rohm and Haas' ongoing benefit arrangement. The separations resulted from plant shutdowns, production schedule adjustments, productivity improvements and reductions in support services. In the fourth quarter of 2009, the Company decreased the severance reserve assumed from Rohm and Haas by $9 million, recorded in "Cost of sales," to adjust the reserve to the expected future severance payments. In the nine-month period following the acquisition, severance of $43 million was paid, leaving a currency adjusted liability of $68 million for approximately 552 employees at December 31, 2009.

In 2010, the Company decreased the restructuring reserve $34 million due to the divestiture of the Powder Coatings business and to adjust the reserve to expected future severance payments. The impact of this adjustment is shown as "Cost of sales" in the consolidated statements of income and was reflected in Corporate. In 2010, severance of $25 million was paid, leaving a currency adjusted liability of $12 million at December 31, 2010; $5 million for employees who had left the Company and continued to receive annuity payments primarily through the third quarter of 2011 and $7 million for approximately 44 employees.

In the first quarter of 2011, the Company decreased the restructuring reserve $6 million to adjust the reserve to the expected future severance payments. The impact of this adjustment is shown as "Cost of sales" in the consolidated statements of income and was reflected in Corporate. Severance payments of $7 million were made in the first half of 2011, bringing the program to a close.

Restructuring Reserve Assumed from Rohm and Haas In millions	*Severance Costs*
Reserve balance assumed on April 1, 2009	$ 122
Cash payments	(43)
Adjustment to reserve	(9)
Foreign currency impact	(2)
Reserve balance at December 31, 2009	$ 68
Cash payments	(25)
Adjustments to reserve	(34)
Foreign currency impact	3
Reserve balance at December 31, 2010	$ 12
Cash payments	(7)
Adjustments to reserve	(6)
Foreign currency impact	1
Reserve balance at June 30, 2011	$ —

NOTE D – ACQUISITIONS

Acquisition of Rohm and Haas
On April 1, 2009, the Company completed the acquisition of Rohm and Haas. Pursuant to the July 10, 2008 Agreement and Plan of Merger (the "Merger Agreement"), Ramses Acquisition Corp., a direct wholly owned subsidiary of the Company, merged with and into Rohm and Haas (the "Merger"), with Rohm and Haas continuing as the surviving corporation and becoming a direct wholly owned subsidiary of the Company.

The Company pursued the acquisition of Rohm and Haas to make the Company a leading specialty chemicals and advanced materials company, combining the two organizations' best-in-class technologies, broad geographic reach and strong industry channels to create a business portfolio with significant growth opportunities.

Pursuant to the terms and conditions of the Merger Agreement, each outstanding share of Rohm and Haas common stock was converted into the right to receive cash of $78 per share, plus additional cash consideration of $0.97 per share. The additional cash consideration represented 8 percent per annum on the $78 per share consideration from January 10, 2009 to the closing of the Merger, less dividends declared by Rohm and Haas with a dividend record date between January 10, 2009 and the closing of the Merger. All options to purchase shares of common stock of Rohm and Haas granted under the Rohm and Haas stock option plans and all other Rohm and Haas equity-based compensation awards, whether vested or unvested as of April 1, 2009, became fully vested and converted into the right to receive cash of $78.97 per share, less any applicable exercise price. Total cash consideration paid to Rohm and Haas shareholders was $15,681 million. As part of the purchase price, $552 million in cash was paid to the Rohm and Haas Company Employee Stock Ownership Plan ("Rohm and Haas ESOP") on April 1, 2009 for 7.0 million shares of Rohm and Haas common stock held by the Rohm and Haas ESOP.

As a condition of the FTC's approval of the Merger, the Company was required to divest a portion of its acrylic monomer and specialty latex businesses and its hollow sphere particle business. The Company completed the sale of these businesses in 2010 (see Note E). Total net sales and cost of sales for these businesses amounted to approximately one percent of the Company's 2008 net sales and cost of sales.

The following table provides net sales and results of operations from the Rohm and Haas acquired businesses included in the Company's 2009 results since the April 1, 2009 acquisition. Included in the results from Rohm and Haas was $257 million of restructuring charges (see Note C), a one-time increase in cost of sales of $209 million related to the fair value step-up of inventories acquired from Rohm and Haas and sold in the second quarter of 2009, and a pretax loss of $56 million on the early extinguishment of debt.

Rohm and Haas Results of Operations In millions		*April 1 – Dec 31, 2009*
Net sales	$	5,599
Loss from Continuing Operations Before Income Taxes	$	(134)

The following table provides pro forma net sales and results of operations for the year ended December 31, 2009, as if Rohm and Haas had been acquired on January 1, 2009. The unaudited pro forma results reflect certain adjustments related to the acquisition, such as increased depreciation and amortization expense on assets acquired from Rohm and Haas resulting from the fair valuation of assets acquired and the impact of acquisition financing in place at December 31, 2009. The pro forma results do not include any anticipated cost synergies or other effects of the planned integration of Rohm and Haas. Accordingly, such pro forma amounts are not necessarily indicative of the results that actually would have occurred had the acquisition been completed on the dates indicated, nor are they indicative of the future operating results of the combined company.

Pro Forma Results of Operations In millions, except per share amounts		*2009*
Net sales	$	45,853
Net loss available for The Dow Chemical Company common stockholders	$	(501)
Loss per common share – diluted	$	(0.45)

The following table summarizes the fair values of the assets acquired and liabilities assumed from Rohm and Haas on April 1, 2009. During the measurement period, which ended on March 31, 2010, net adjustments of $145 million were made to the fair values of the assets acquired and liabilities assumed with a corresponding adjustment to goodwill. These adjustments are summarized in the table presented below. No further adjustments were made to the acquisition-date fair values of assets acquired and liabilities assumed after the end of the measurement period.

Assets Acquired and Liabilities Assumed on April 1, 2009 In millions	*Initial Valuation*	*2009 Adjustments to Fair Value*	*At Dec 31, 2009*	*2010 Adjustments to Fair Value*	*At March 31, 2010*
Purchase Price	$ 15,681	$ —	$ 15,681	$ —	$ 15,681
Fair Value of Assets Acquired					
Current assets	$ 2,710	$ —	$ 2,710	$ (18)	$ 2,692
Property	3,930	(138)	3,792	—	3,792
Other intangible assets	4,475	830	5,305	—	5,305
Other assets	1,288	32	1,320	—	1,320
Net assets of the Salt business (1)	1,475	(167)	1,308	—	1,308
Total Assets Acquired	$ 13,878	$ 557	$ 14,435	$ (18)	$ 14,417
Fair Value of Liabilities and Noncontrolling Interests Assumed					
Current liabilities	$ 1,218	$ (11)	$ 1,207	$ (1)	$ 1,206
Long-term debt	2,528	13	2,541	—	2,541
Accrued and other liabilities and noncontrolling interests	702	—	702	—	702
Pension benefits	1,119	—	1,119	—	1,119
Deferred tax liabilities – noncurrent	2,482	311	2,793	82	2,875
Total Liabilities and Noncontrolling Interests Assumed	$ 8,049	$ 313	$ 8,362	$ 81	$ 8,443
Goodwill	$ 9,852	$ (244)	$ 9,608	$ 99	$ 9,707

(1) Morton International, Inc.

The fair value of receivables acquired from Rohm and Haas on April 1, 2009 (net of the Salt business) was $1,001 million, with gross contractual amounts receivable of $1,048 million. Liabilities assumed from Rohm and Haas on April 1, 2009 included certain contingent environmental liabilities valued at $159 million and a liability of $185 million related to Rohm and Haas Pension Plan matters (see Note N), which were valued in accordance with the accounting guidance for contingencies. Operating loss carryforwards of $2,189 million were acquired from Rohm and Haas on April 1, 2009, $137 million of which were subject to expiration in 2009 through 2013.

The following table summarizes the major classes of assets and liabilities underlying the deferred tax liabilities resulting from the acquisition of Rohm and Haas:

Deferred Tax Liabilities Assumed on April 1, 2009 In millions	*As Adjusted*
Intangible assets	$ 1,754
Property	526
Long-term debt	191
Inventory	80
Other accruals and reserves	324
Total Deferred Tax Liabilities	$ 2,875

The acquisition resulted in the recognition of $9,707 million of goodwill, which is not deductible for tax purposes. See Note I for further information on goodwill.

Goodwill largely consists of expected synergies resulting from the acquisition. Key areas of cost savings include increased purchasing power for raw materials; manufacturing and supply chain work process improvements; and the elimination of redundant corporate overhead for shared services and governance. The Company also anticipates that the transaction will produce significant growth synergies through the application of each company's innovative technologies and through the combined businesses' broader product portfolio in key industry segments with strong global growth rates.

Financing for the Rohm and Haas Acquisition
Financing for the acquisition of Rohm and Haas included debt and equity financing (see Notes P, V and W).

Rohm and Haas Acquisition and Integration Related Expenses
During the first quarter of 2011, pretax charges totaling $31 million were recorded for integration costs related to the April 1, 2009 acquisition of Rohm and Haas, which was completed in the first quarter of 2011. During 2010, pretax charges totaling $143 million were recorded for integration expenses. During 2009, pretax charges totaling $166 million were recorded for legal expenses and other transaction and integration costs related to the acquisition. These charges, which were expensed in accordance with the accounting guidance for business combinations, are shown as "Acquisition and integration related expenses" and reflected in Corporate. An additional $60 million of acquisition-related retention expenses were incurred during 2009 and recorded in "Cost of sales," "Research and development expenses," and "Selling, general and administrative expenses" and reflected in Corporate.

Purchased In-Process Research and Development
Purchased in-process research and development ("IPR&D") represents the value assigned to acquired research and development projects that, as of the date of the acquisition, had not established technological feasibility and had no alternative future use. Prior to January 1, 2009, amounts assigned to IPR&D meeting these criteria were charged to expense as part of the allocation of the purchase price of the business combination. With the adoption of ASC Topic 805, "Business Combinations," on January 1, 2009, IPR&D acquired in a business combination is capitalized and tested for impairment annually.

The Company recorded a pretax charge of $7 million in 2009 for IPR&D projects associated with the October 30, 2009 purchase of lithium ion battery technology that was not part of a business combination. The estimated value assigned to the IPR&D projects was determined primarily based on a discounted cash flow model. The IPR&D charge is shown as "Purchased in-process research and development charge" in the consolidated statements of income and was related to a technology purchase for projects within the Ventures business, impacting Corporate.

NOTE E – DIVESTITURES

Divestiture of Contract Manufacturing Business
On December 31, 2011, the Company sold the shares of Chemoxy International Limited, a contract manufacturing company located in the United Kingdom, to Crossco (1255) Limited. All assets and liabilities aligned with this company were sold including receivables; inventory; property, plant and equipment; customer lists; trademarks; software; and trade and other payables. The sale was completed for $6 million, net of working capital adjustments and costs to sell, with proceeds subject to customary post-closing adjustments to be finalized in subsequent periods. The value of the net assets divested was $48 million. The Company recorded a $42 million pretax loss on the sale, included in "Sundry income (expense) - net" and reflected in Performance Materials. The Company recorded an after-tax gain on the sale of $44 million, primarily related to a tax benefit triggered by the recognition of capital losses on the share sale.

Divestiture of Polypropylene Business
On July 27, 2011, the Company entered into a definitive agreement to sell its global Polypropylene business (a Performance Plastics business) to Braskem SA. The definitive agreement specified the assets and liabilities related to the business to be included in the sale: the Company's polypropylene manufacturing facilities at Schkopau and Wesseling, Germany, and Freeport and Seadrift, Texas; railcars; inventory; receivables; business know-how; certain product and process technology; and customer contracts and lists. On September 30, 2011, the sale was completed for $459 million, net of working capital adjustments and costs to sell, with proceeds subject to customary post-closing adjustments to be finalized in subsequent periods. The proceeds included a $474 million receivable that was paid to the Company on October 3, 2011. Dow's Polypropylene Licensing and Catalyst business and related catalyst facilities were excluded from this sale. The transaction resulted in several long-term supply, service and purchase agreements between Dow and Braskem SA, which are expected to generate significant ongoing cash flows. As a result, the divestiture of this business was not reported as discontinued operations.

Divestiture of Styron Business Unit
On March 2, 2010, the Company announced the entry into a definitive agreement to sell the Styron business unit ("Styron") to an affiliate of Bain Capital Partners. The definitive agreement specified the assets and liabilities related to the businesses and products to be included in the sale. On June 17, 2010, the sale was completed for $1,561 million, net of working capital adjustments and costs to sell, with proceeds subject to customary post-closing adjustments. The proceeds included a

$75 million long-term note receivable. In addition, the Company elected to acquire a 7.5 percent equity interest in the resulting privately held, global materials company. Businesses and products sold included: Styrenics – polystyrene, acrylonitrile butadiene styrene, styrene acrylonitrile and expandable polystyrene; Emulsion Polymers; Polycarbonate and Compounds and Blends; Synthetic Rubber; and certain products from Dow Automotive Systems. Also included in the sale were certain styrene monomer assets and the Company's 50 percent ownership interest in Americas Styrenics LLC, a nonconsolidated affiliate.

Styron's results of operations were not classified as discontinued operations, as the Company has continuing cash flows as a result of several long-term supply, service and purchase agreements, and continues to hold an equity interest.

The following table presents the major classes of assets and liabilities divested by operating segment:

Styron Assets and Liabilities Divested on June 17, 2010 In millions	*Perf Materials*	*Perf Plastics*	*Feedstocks and Energy*	*Corp*	*Total*
Inventories	$ 172	$ 152	$ 144	$ —	$ 468
Other current assets	291	201	23	205	720
Investment in nonconsolidated affiliate	—	158	—	—	158
Net property	277	126	8	—	411
Goodwill	111	30	—	—	141
Other noncurrent assets	—	—	—	96	96
Total assets divested	$ 851	$ 667	$ 175	$ 301	$ 1,994
Current liabilities	$ —	$ —	$ —	$ 347	$ 347
Other noncurrent liabilities	—	—	—	92	92
Total liabilities divested	$ —	$ —	$ —	$ 439	$ 439
Components of accumulated other comprehensive income divested	$ —	$ —	$ —	$ 45	$ 45
Net value divested	$ 851	$ 667	$ 175	$ (183)	$ 1,510

Post-closing adjustments were finalized in the fourth quarter of 2010. In 2010, the Company recognized a pretax gain of $27 million on the sale, net of post-closing adjustments of $24 million and including a net gain on the sale of two small, related joint ventures, working capital adjustments and additional costs to sell. The net gain was included in "Sundry income (expense) – net" and reflected in the following operating segments: Performance Materials ($20 million) and Performance Plastics ($7 million). The sale resulted in an after-tax loss of $56 million, primarily because goodwill related to the divestiture was not tax deductible.

On February 3, 2011, Styron repaid the $75 million long-term note receivable, plus interest. In the first quarter of 2011, the Company received dividend income of $25 million, recorded in "Sundry income (expense) - net" in the consolidated statements of income and reflected in Corporate. The Company continued to hold a 6.5 percent equity interest at December 31, 2011.

Divestitures Required as a Condition to the Acquisition of Rohm and Haas

As a condition of the FTC's approval of the April 1, 2009 acquisition of Rohm and Haas, the Company was required to divest a portion of its acrylic monomer and specialty latex businesses and its hollow sphere particle business. As a result, the Company recognized an impairment charge of $205 million against the Coatings and Infrastructure Solutions segment related to these assets in the second quarter of 2009 restructuring charge (see Note C).

On July 31, 2009, the Company entered into a definitive agreement that included the sale of the portion of its acrylic monomer and specialty latex businesses. The sale was completed on January 25, 2010. Additional impairment charges of $8 million related to these assets were recognized in the first quarter of 2010. In the second quarter of 2010, additional severance costs of $1 million and the write-off of other assets of $5 million were recognized. The impact of these charges was reflected in Coatings and Infrastructure Solutions ($13 million) and Corporate ($1 million) (see Note C).

The Company completed the sale of its hollow sphere particle business in the second quarter of 2010 and recognized additional costs associated with disposal activities of $7 million, related to contract termination fees and reflected in Coatings and Infrastructure Solutions (see Note C).

Divestiture of Rohm and Haas Salt Business

On April 1, 2009, the Company announced the entry into a definitive agreement to sell the stock of Morton International, Inc. ("Morton"), the Salt business of Rohm and Haas, to K+S Aktiengesellschaft ("K+S"). On October 1, 2009, the Company completed the divestiture of its interest in Morton to K+S and received net proceeds of $1,576 million, with proceeds subject to customary post-closing adjustments. As a result, the Company recognized a pretax $37 million gain on the sale in the fourth quarter of 2009, included in "Sundry income (expense)– net," and reflected in Corporate. One billion dollars in proceeds from this transaction were used to pay off the Term Loan Agreement used to fund the acquisition of Rohm and Haas (see Note P). The results of operations for the Salt business were reported in Corporate and were not material to the consolidated financial statements.

Divestiture of Calcium Chloride Business

On June 30, 2009, the Company completed the sale of the Calcium Chloride business for net proceeds of $204 million and recognized a pretax gain of $162 million. The results of the Calcium Chloride business, including the second quarter of 2009 gain on the sale, are reflected as "Income from discontinued operations, net of income taxes" in the consolidated statements of income.

The following table presents the results of discontinued operations:

Discontinued Operations In millions		*2009*
Net sales	$	70
Income before income taxes	$	175
Provision for income taxes	$	65
Income from discontinued operations, net of income taxes	$	110

Divestiture of Investments in Nonconsolidated Affiliates

On September 1, 2009, the Company completed the sale of its ownership interest in Total Raffinaderij Nederland N.V. ("TRN"), a nonconsolidated affiliate, and related inventory to Total S.A. for $742 million. This sale resulted in a pretax net gain of $457 million, which consisted of a gain of $513 million included in "Sundry income (expense) - net" and a charge of $56 million related to the recognition of hedging losses, which were recorded to "Cost of sales." The gain impacted the Feedstocks and Energy segment.

On September 30, 2009 the Company completed the sale of its ownership interest in the OPTIMAL Group of Companies ("OPTIMAL"), nonconsolidated affiliates, to Petroliam Nasional Berhad for net proceeds of $660 million. This sale resulted in a pretax gain of $339 million included in "Sundry income (expense) – net," and reflected in the operating segments as follows: $146 million in Performance Materials and $193 million in Feedstocks and Energy.

NOTE F – INVENTORIES

The following table provides a breakdown of inventories:

Inventories at December 31 In millions		*2011*		*2010*
Finished goods	$	4,327	$	4,289
Work in process		1,716		1,498
Raw materials		765		644
Supplies		769		656
Total inventories	$	7,577	$	7,087

The reserves reducing inventories from a FIFO basis to a LIFO basis amounted to $1,105 million at December 31, 2011 and $1,003 million at December 31, 2010. Inventories valued on a LIFO basis, principally hydrocarbon and U.S. chemicals and plastics product inventories, represented 30 percent of the total inventories at December 31, 2011 and 29 percent of total inventories at December 31, 2010.

A reduction of certain inventories resulted in the liquidation of some of the Company's LIFO inventory layers, increasing pretax income $126 million in 2011, $159 million in 2010 and $84 million in 2009.

NOTE G – PROPERTY

Property at December 31 In millions	*Estimated Useful Lives (Years)*	*2011*	*2010*
Land	—	$ 862	$ 893
Land and waterway improvements	15-25	1,310	1,264
Buildings	5-55	4,513	4,442
Machinery and equipment	3-20	37,580	37,224
Utility and supply lines	5-20	2,264	2,229
Other property	3-30	2,290	2,133
Construction in progress	—	3,397	3,463
Total property		$ 52,216	$ 51,648

In millions	*2011*	*2010*	*2009*
Depreciation expense	$ 2,177	$ 2,289	$ 2,291
Manufacturing maintenance and repair costs	$ 2,247	$ 1,949	$ 1,473
Capitalized interest	$ 90	$ 72	$ 61

NOTE H – NONCONSOLIDATED AFFILIATES AND RELATED COMPANY TRANSACTIONS

The Company's investments in companies accounted for using the equity method ("nonconsolidated affiliates") were $3,405 million at December 31, 2011 and $3,453 million at December 31, 2010. At December 31, 2011, the carrying amount of the Company's investments in nonconsolidated affiliates was $80 million more than its share of the investees' net assets, exclusive of additional differences for Dow Corning Corporation ("Dow Corning") and MEGlobal, which are discussed separately below. At December 31, 2010, the carrying amount of the Company's investments in nonconsolidated affiliates was $74 million more than its share of the investees' net assets, exclusive of additional differences for Dow Corning, MEGlobal and Equipolymers. Dividends received from the Company's nonconsolidated affiliates were $1,016 million in 2011, $668 million in 2010 and $690 million in 2009.

At December 31, 2011 and December 31, 2010, the Company's investment in Dow Corning was $227 million less than the Company's proportionate share of Dow Corning's underlying net assets. This amount is considered a permanent difference related to the other-than-temporary decline in the Company's investment in Dow Corning, triggered by Dow Corning's May 15, 1995 bankruptcy filing. Dow Corning emerged from bankruptcy in 2004 (see Note N).

At December 31, 2010, the Company's 50 percent investment in Equipolymers was $7 million less than the Company's proportionate share of Equipolymers' underlying net assets. This amount represented the difference between the value of certain assets of the joint venture and the Company's related valuation on a U.S. GAAP basis, all of which was being amortized over the remaining useful lives of the assets. In the fourth quarter of 2009, the Company recognized an impairment loss of $65 million related to its investment in Equipolymers. On July 1, 2011, Equipolymers was merged into MEGlobal, with MEGlobal continuing as the surviving entity. In the third quarter of 2011, the Company received $115 million on a previously impaired note receivable related to its investment in Equipolymers and recognized $86 million in income, included in "Equity in earnings of nonconsolidated affiliates" in the consolidated statements of income and reflected in Performance Plastics.

At December 31, 2011, the Company's investment in MEGlobal was $199 million less than the Company's proportionate share of MEGlobal's underlying net assets ($250 million less at December 31, 2010). This amount represents the difference between the value of certain assets of the joint venture and the Company's related valuation on a U.S. GAAP basis, of which $60 million (including $6 million related to Equipolymers) is being amortized over the remaining useful lives of the assets and $139 million is considered to be a permanent difference.

On October 30, 2011, the Company and Saudi Arabian Oil Company ("Saudi Aramco") formed a joint venture, Sadara Chemical Company ("Sadara"), to build and operate a world-scale, fully integrated chemicals complex in Jubail Industrial City, Kingdom of Saudi Arabia. The Company and Saudi Aramco have jointly funded the development of this project to date. However, formal contribution of the development costs to Sadara will not occur until 2012. At December 31, 2011, the Company's cumulative investment in the development costs since inception of $824 million is recorded in "Noncurrent receivables" in the consolidated balance sheets. With the formation of the joint venture, the Company's investment in the Sadara project in the fourth quarter of 2011 is included in "Investments in and loans to nonconsolidated affiliates" in the consolidated statements of cash flows. Prior to the fourth quarter of 2011, the Company's investment in the Sadara project was included in "Investments in consolidated companies, net of cash acquired" in the consolidated statements of cash flows.

The Company's investment in Americas Styrenics LLC was sold on June 17, 2010, as part of the divestiture of Styron. See Note E for information regarding this divestiture and divestitures of the Company's investments in two additional nonconsolidated affiliates in 2009.

All of the nonconsolidated affiliates in which the Company has investments are privately held companies; therefore, quoted market prices are not available.

Transactions with nonconsolidated affiliates and balances due to and due from these entities were not material to the consolidated financial statements.

Principal Nonconsolidated Affiliates

Dow had an ownership interest in 69 nonconsolidated affiliates at December 31, 2011 (72 at December 31, 2010). The Company's principal nonconsolidated affiliates and its ownership interest (direct and indirect) for each at December 31, 2011, 2010 and 2009 are as follows:

Principal Nonconsolidated Affiliates at December 31	*Ownership Interest*		
	2011	*2010*	*2009*
Americas Styrenics LLC (1)	—	—	50%
Compañía Mega S.A.	28%	28%	28%
Dow Corning Corporation	50%	50%	50%
EQUATE Petrochemical Company K.S.C.	42.5%	42.5%	42.5%
Equipolymers (2)	—	50%	50%
The Kuwait Olefins Company K.S.C.	42.5%	42.5%	42.5%
MEGlobal (2)	50%	50%	50%
The SCG-Dow Group:			
Siam Polyethylene Company Limited	49%	49%	49%
Siam Polystyrene Company Limited	50%	50%	50%
Siam Styrene Monomer Co., Ltd.	50%	50%	50%
Siam Synthetic Latex Company Limited	50%	50%	50%
Univation Technologies, LLC	50%	50%	50%

(1) On June 17, 2010, the Company completed the sale of its ownership interest in Americas Styrenics LLC.
(2) On July 1, 2011, Equipolymers was merged into MEGlobal.

The Company's investment in its principal nonconsolidated affiliates was $2,546 million at December 31, 2011 and $2,635 million at December 31, 2010. Equity earnings from these companies were $1,132 million in 2011, $1,032 million in 2010 and $587 million in 2009. The summarized financial information presented below represents the combined accounts (at 100 percent) of the principal nonconsolidated affiliates.

Summarized Balance Sheet Information at December 31 In millions	*2011*	*2010*
Current assets	$ 8,823	$ 8,357
Noncurrent assets	14,966	14,717
Total assets	$ 23,789	$ 23,074
Current liabilities	$ 4,376	$ 4,338
Noncurrent liabilities	12,045	11,345
Total liabilities	$ 16,421	$ 15,683
Noncontrolling interests	$ 789	$ 647

Summarized Income Statement Information In millions	*2011*	*2010 (1)*	*2009 (2)*
Sales	$ 16,396	$ 14,702	$ 12,590
Gross profit	$ 4,176	$ 3,833	$ 2,910
Net income	$ 2,470	$ 2,189	$ 1,281

(1) The summarized income statement information for 2010 includes the results for Americas Styrenics LLC through June 17, 2010.
(2) The summarized income statement information for 2009 includes the results for the OPTIMAL Group of Companies through September 30, 2009; see Note E.

The Company has service agreements with some of these entities, including contracts to manage the operations of manufacturing sites and the construction of new facilities; licensing and technology agreements; and marketing, sales, purchase and lease agreements.

Excess ethylene glycol produced in Dow's plants in the United States and Europe is sold to MEGlobal and represented 1 percent of total net sales in 2011 (1 percent of total net sales in 2010 and 1 percent of total net sales in 2009). In addition, the Company sells ethylene to MEGlobal as a raw material for its ethylene glycol plants in Canada. Sales of ethylene and ethylene glycol to MEGlobal are reflected in the Feedstocks and Energy segment and represented 5 percent of the segment's sales in 2011 (6 percent in 2010 and 7 percent in 2009).

NOTE I – GOODWILL AND OTHER INTANGIBLE ASSETS

The following table shows changes in the carrying amount of goodwill for the years ended December 31, 2011 and 2010, by operating segment:

Goodwill In millions	*Electronic and Functional Materials*	*Coatings and Infrastructure Solutions*	*Ag Sciences*	*Perf Materials*	*Perf Plastics*	*Feedstocks and Energy*	*Total*
Gross goodwill at Jan 1, 2010	$ 4,967	$ 4,118	$ 1,546	$ 1,306	$ 1,463	$ 63	$ 13,463
Accumulated impairments at Jan 1, 2010	—	—	—	(220)	(30)	—	(250)
Net goodwill at Jan 1, 2010	$ 4,967	$ 4,118	$ 1,546	$ 1,086	$ 1,433	$ 63	$ 13,213
Divestitures:							
Styron	—	—	—	(111)	(30)	—	(141)
Powder Coatings	—	(4)	—	—	—	—	(4)
Hydrocarbon Resins	(9)	—	—	—	—	—	(9)
Foreign currency impact	(9)	(57)	—	(9)	(17)	—	(92)
Net goodwill at Dec 31, 2010	$ 4,949	$ 4,057	$ 1,546	$ 966	$ 1,386	$ 63	$ 12,967
Acquisition of seed company	—	—	12	—	—	—	12
Sale of a Dow Automotive Systems product line	—	—	—	(7)	—	—	(7)
Foreign currency impact	(15)	(16)	—	—	(11)	—	(42)
Net goodwill at Dec 31, 2011	$ 4,934	$ 4,041	$ 1,558	$ 959	$ 1,375	$ 63	$ 12,930
Accumulated impairments at Dec 31, 2011	—	—	—	209	—	—	209
Gross goodwill at Dec 31, 2011	$ 4,934	$ 4,041	$ 1,558	$ 1,168	$ 1,375	$ 63	$ 13,139

The recording of the April 1, 2009 acquisition of Rohm and Haas resulted in goodwill of $9,707 million (see Note D), which is not deductible for tax purposes. During the first quarter of 2010, goodwill related to the acquisition of Rohm and Haas increased $99 million for net adjustments made during the measurement period to the fair values of the assets acquired and liabilities assumed. In the table above, these adjustments have been retrospectively reflected in the goodwill at January 1, 2010, in accordance with the accounting guidance for business combinations. The adjustments increased goodwill for the operating segments as follows: Electronic and Functional Materials ($33 million), Coatings and Infrastructure Solutions ($47 million), Agricultural Sciences ($2 million), Performance Materials ($4 million) and Performance Plastics ($13 million).

As a result of the June 17, 2010 divestiture of Styron, $141 million of associated goodwill and $16 million of intangible assets were divested (see Note E). On June 1, 2010, the Company divested its Powder Coatings business, including $4 million of associated goodwill, and on October 1, 2010, the Company divested its Hydrocarbon Resins business, including $9 million of associated goodwill. On November 30, 2011, the Company sold a Dow Automotive Systems product line, including $7 million of associated goodwill.

At December 31, 2011, the Company had accumulated goodwill impairments of $209 million ($246 million at December 31, 2010 and $250 million at January 1, 2010). During the past two years, the accumulated goodwill impairments balance was reduced by the following transactions: the June 17, 2010 divestiture of Styron, which included $4 million of impaired goodwill associated with the Rubber business (reflected in Performance Materials); the September 30, 2011 sale of the global Polypropylene business, which included $30 million of impaired goodwill (reflected in Performance Plastics); and the divestiture of the Dow Haltermann business during 2011, which included $7 million of impaired goodwill (reflected in Performance Materials).

Goodwill Impairments

In 2011, the Company early adopted ASU 2011-08, "Intangibles-Goodwill and Other (Topic 350): Testing Goodwill for Impairment." ASU 2011-08 simplifies how entities test goodwill for impairment and permits an entity to first assess qualitative factors to determine whether it is more likely than not that the fair value of a reporting unit is less than its carrying amount as a basis for determining whether it is necessary to perform the two-step goodwill impairment test. This ASU is effective for annual and interim goodwill impairment tests performed for fiscal years beginning after December 15, 2011, with early adoption permitted.

During the fourth quarter of 2011, the Company performed its annual impairment test for goodwill. The Company assessed qualitative factors to determine whether it was more likely than not that the fair value of each reporting unit was less than its carrying value amount. The qualitative factors assessed for the Company included, but were not limited to, GDP growth rates, long-term hydrocarbon and energy prices, equity and credit market activity, discount rates, foreign exchange rates and overall financial performance. Qualitative factors assessed for each of the reporting units included, but were not limited to, changes in industry and market structure, competitive environments, planned capacity and new product launches, cost factors such as raw material prices, and financial performance of each reporting unit. The qualitative assessment indicated that it was more likely than not that the fair value of each reporting unit exceeded its carrying value. Additional quantitative testing was not required for any of the Company's reporting units.

During the fourth quarter of 2010, the Company performed its annual impairment tests for goodwill. As a result of the review, it was determined that no additional goodwill impairments existed.

During the fourth quarter of 2009, the Company performed its annual impairment tests for goodwill. As a result of the review, it was determined that the goodwill associated with the Dow Haltermann reporting unit was impaired. The impairment was based on a review of the Dow Haltermann reporting unit performed by management, in which discounted cash flows did not support the carrying value of the goodwill due to poor future projections for the business. As a result, an impairment loss of $7 million was recognized in the fourth quarter of 2009 against the Performance Materials segment.

Other Intangible Assets

The following table provides information regarding the Company's other intangible assets:

Other Intangible Assets at December 31	*2011*			*2010*		
In millions	*Gross Carrying Amount*	*Accumulated Amortization*	*Net*	*Gross Carrying Amount*	*Accumulated Amortization*	*Net*
Intangible assets with finite lives:						
Licenses and intellectual property	$ 1,693	$ (594)	$ 1,099	$ 1,733	$ (466)	$ 1,267
Patents	119	(97)	22	121	(95)	26
Software	1,049	(596)	453	965	(506)	459
Trademarks	695	(224)	471	693	(168)	525
Customer related	3,652	(730)	2,922	3,647	(492)	3,155
Other	150	(108)	42	122	(78)	44
Total other intangible assets, finite lives	$ 7,358	$ (2,349)	$ 5,009	$ 7,281	$ (1,805)	$ 5,476
IPR&D (1), indefinite lives	52	—	52	54	—	54
Total other intangible assets	$ 7,410	$ (2,349)	$ 5,061	$ 7,335	$ (1,805)	$ 5,530

(1) In-process research and development ("IPR&D") purchased in a business combination.

The following table provides information regarding amortization expense:

Amortization Expense In millions	*2011*	*2010*	*2009*
Other intangible assets, excluding software	$ 496	$ 509	$ 399
Software, included in "Cost of sales"	$ 94	$ 87	$ 76

Total estimated amortization expense for the next five fiscal years is as follows:

Estimated Amortization Expense for Next Five Years In millions	
2012	$ 553
2013	$ 531
2014	$ 510
2015	$ 492
2016	$ 480

NOTE J – FINANCIAL INSTRUMENTS

Investments

The Company's investments in marketable securities are primarily classified as available-for-sale securities.

Investing Results In millions	*2011*	*2010*	*2009*
Proceeds from sales of available-for-sale securities	$ 764	$ 981	$ 593
Gross realized gains	$ 44	$ 69	$ 32
Gross realized losses	$ (14)	$ (26)	$ (28)

The following table summarizes the contractual maturities of the Company's investments in debt securities:

Contractual Maturities of Debt Securities at December 31, 2011 In millions	*Amortized Cost*	*Fair Value*
Within one year	$ 23	$ 24
One to five years	476	520
Six to ten years	480	524
After ten years	229	273
Total	$ 1,208	$ 1,341

At December 31, 2011, the Company had $1,836 million ($3,200 million at December 31, 2010) of held-to-maturity securities (primarily Treasury Bills) classified as cash equivalents, as these securities had original maturities of three months or less. The Company's investments in held-to-maturity securities are held at amortized cost, which approximates fair value. At December 31, 2011, the Company had investments in money market funds of $1,090 million classified as cash equivalents ($35 million at December 31, 2010).

The net unrealized gain from mark-to-market adjustments recognized in earnings during 2011 on trading securities held at December 31, 2011 was $26 million ($14 million at December 31, 2010).

The following tables provide the fair value and gross unrealized losses of the Company's investments that were deemed to be temporarily impaired at December 31, 2011 and 2010, aggregated by investment category and length of time that individual securities had been in a continuous unrealized loss position:

Temporarily Impaired Securities at December 31, 2011 (1)

	Less than 12 months	
In millions	*Fair Value*	*Unrealized Losses*
Debt securities:		
Corporate bonds	$ 44	$ (2)
Equity securities	190	(36)
Total temporarily impaired securities	$ 234	$ (38)

(1) Unrealized losses of 12 months or more were less than $1 million.

Temporarily Impaired Securities at December 31, 2010 (1)

	Less than 12 months	
In millions	*Fair Value*	*Unrealized Losses*
Debt securities:		
Government debt (2)	$ 62	$ (2)
Corporate bonds	43	(1)
Total debt securities	$ 105	$ (3)
Equity securities	52	(3)
Total temporarily impaired securities	$ 157	$ (6)

(1) Unrealized losses of 12 months or more were less than $1 million.

(2) U.S. Treasury obligations, U.S. agency obligations, agency mortgage-backed securities and other municipalities' obligations.

Portfolio managers regularly review the Company's holdings to determine if any investments are other-than-temporarily impaired. The analysis includes reviewing the amount of the impairment, as well as the length of time it has been impaired. In addition, specific guidelines for each instrument type are followed to determine if an other-than-temporary impairment has occurred.

For debt securities, the credit rating of the issuer, current credit rating trends, the trends of the issuer's overall sector, the ability of the issuer to pay expected cash flows and the length of time the security has been in a loss position are considered in determining whether unrealized losses represent an other-than-temporary impairment. The Company did not have any credit-related losses during 2011, 2010 or 2009.

For equity securities, the Company's investments are primarily in Standard & Poor's ("S&P") 500 companies; however, the Company's policies allow investments in companies outside of the S&P 500. The largest holdings are Exchange Traded Funds that represent the S&P 500 index or an S&P 500 sector or subset; the Company also has holdings in Exchange Traded Funds that represent emerging markets. The Company considers the evidence to support the recovery of the cost basis of a security including volatility of the stock, the length of time the security has been in a loss position, value and growth expectations, and overall market and sector fundamentals, as well as technical analysis, in determining whether unrealized losses represent an other-than-temporary impairment. In 2011, other-than-temporary impairment write-downs on investments still held by the Company were $6 million ($5 million in 2010).

The aggregate cost of the Company's cost method investments totaled $179 million at December 31, 2011 ($171 million at December 31, 2010). Due to the nature of these investments, the fair market value is not readily determinable. These investments are reviewed quarterly for impairment indicators. During 2011, the Company's impairment analysis resulted in no reduction in the cost basis of these investments; the analysis in 2010 resulted in a reduction of $16 million for the year ended December 31, 2010.

The following table summarizes the fair value of financial instruments at December 31, 2011 and 2010:

Fair Value of Financial Instruments at December 31

In millions	2011 Cost	2011 Gain	2011 Loss	2011 Fair Value	2010 Cost	2010 Gain	2010 Loss	2010 Fair Value
Marketable securities: (1)								
Debt securities:								
Government debt (2)	$ 556	$ 62	$ —	$ 618	$ 603	$ 40	$ (2)	$ 641
Corporate bonds	652	73	(2)	723	760	72	(1)	831
Total debt securities	$ 1,208	$ 135	$ (2)	$ 1,341	$ 1,363	$ 112	$ (3)	$ 1,472
Equity securities	646	57	(36)	667	501	94	(3)	592
Total marketable securities	$ 1,854	$ 192	$ (38)	$ 2,008	$ 1,864	$ 206	$ (6)	$ 2,064
Long-term debt including debt due within one year (3)	$ (21,059)	$ 6	$ (2,736)	$ (23,789)	$ (22,360)	$ 175	$ (2,530)	$ (24,715)
Derivatives relating to:								
Foreign currency	$ —	$ 31	$ (17)	$ 14	$ —	$ 40	$ (38)	$ 2
Commodities	$ —	$ 16	$ (1)	$ 15	$ —	$ 14	$ (4)	$ 10

(1) Included in "Other investments" in the consolidated balance sheets.

(2) U.S. Treasury obligations, U.S. agency obligations, agency mortgage-backed securities and other municipalities' obligations.

(3) Cost includes reductions of $23 million at December 31, 2011 and $23 million at December 31, 2010 related to fair value adjustments.

Risk Management

Dow's business operations give rise to market risk exposure due to changes in interest rates, foreign currency exchange rates, commodity prices and other market factors such as equity prices. To manage such risks effectively, the Company enters into hedging transactions, pursuant to established guidelines and policies, which enable it to mitigate the adverse effects of financial market risk. Derivatives used for this purpose are designated as cash flow, fair value or net foreign investment hedges where appropriate. Accounting guidance requires companies to recognize all derivative instruments as either assets or liabilities at fair value. A secondary objective is to add value by creating additional nonspecific exposures within established limits and policies; derivatives used for this purpose are not designated as hedges. The potential impact of creating such additional exposures is not material to the Company's results.

The Company's risk management program for interest rate, foreign currency and commodity risks is based on fundamental, mathematical and technical models that take into account the implicit cost of hedging. Risks created by derivative instruments and the mark-to-market valuations of positions are strictly monitored at all times, using value at risk and stress tests. Counterparty credit risk arising from these contracts is not significant because the Company minimizes counterparty concentration, deals primarily with major financial institutions of solid credit quality, and the majority of its hedging transactions mature in less than three months. In addition, the Company minimizes concentrations of credit risk through its global orientation by transacting with large, internationally diversified financial counterparties. It is the Company's policy to not have credit-risk-related contingent features in its derivative instruments. No significant concentration of counterparty credit risk existed at December 31, 2011. The Company does not anticipate losses from credit risk, and the net cash requirements arising from counterparty risk associated with risk management activities are not expected to be material in 2012.

The Company revises its strategies as market conditions dictate and management reviews its overall financial strategies and the impacts from using derivatives in its risk management program with the Company's Board of Directors.

Interest Rate Risk Management

The Company enters into various interest rate contracts with the objective of lowering funding costs or altering interest rate exposures related to fixed and variable rate obligations. In these contracts, the Company agrees with other parties to exchange, at specified intervals, the difference between fixed and floating interest amounts calculated on an agreed-upon notional principal amount. At December 31, 2011, the Company had no open interest rate swaps.

Foreign Currency Risk Management

The Company's global operations require active participation in foreign exchange markets. The Company enters into foreign exchange forward contracts and options, and cross-currency swaps to hedge various currency exposures or create desired exposures. Exposures primarily relate to assets, liabilities and bonds denominated in foreign currencies, as well as economic exposure, which is derived from the risk that currency fluctuations could affect the dollar value of future cash flows related to operating activities. The primary business objective of the activity is to optimize the U.S. dollar value of the Company's assets, liabilities and future cash flows with respect to exchange rate fluctuations. Assets and liabilities denominated in the same foreign currency are netted, and only the net exposure is hedged. At December 31, 2011, the Company had forward contracts, options and cross-currency swaps to buy, sell or exchange foreign currencies. These contracts had various expiration dates, primarily in the first quarter of 2012.

Commodity Risk Management

The Company has exposure to the prices of commodities in its procurement of certain raw materials. The primary purpose of commodity hedging activities is to manage the price volatility associated with these forecasted inventory purchases. At December 31, 2011, the Company had futures contracts, options and swaps to buy, sell or exchange commodities. These agreements had various expiration dates primarily in 2012.

Accounting for Derivative Instruments and Hedging Activities

Cash Flow Hedges

For derivatives that are designated and qualify as cash flow hedging instruments, the effective portion of the gain or loss on the derivative is recorded in "Accumulated other comprehensive income (loss)" ("AOCI"); it is reclassified to "Cost of sales" in the same period or periods that the hedged transaction affects income. The unrealized amounts in AOCI fluctuate based on changes in the fair value of open contracts at the end of each reporting period. The Company anticipates volatility in AOCI and net income from its cash flow hedges. The amount of volatility varies with the level of derivative activities and market conditions during any period. Gains and losses on derivatives representing either hedge ineffectiveness or hedge components excluded from the assessment of effectiveness are recognized in current period income.

The net loss from previously terminated interest rate cash flow hedges included in AOCI at December 31, 2011 was $1 million after tax ($2 million after tax at December 31, 2010). During 2011, 2010 and 2009, there was no material impact on the consolidated financial statements due to interest rate hedge ineffectiveness. At December 31, 2011 and 2010, the Company had no open interest rate swaps designated as cash flow hedges.

Current open foreign currency forward contracts hedge the currency risk of forecasted feedstock purchase transactions until March 2012. The effective portion of the mark-to-market effects of the foreign currency forward contracts is recorded in AOCI; it is reclassified to income in the same period or periods that the underlying feedstock purchase affects income. The net gain from the foreign currency hedges included in AOCI at December 31, 2011 was $2 million after tax (net loss of $4 million after tax at December 31, 2010). During 2011, 2010 and 2009, there was no material impact on the consolidated financial statements due to foreign currency hedge ineffectiveness. At December 31, 2011, the Company had open forward contracts with various expiration dates to buy, sell or exchange foreign currencies with a notional U.S. dollar equivalent of $432 million ($827 million at December 31, 2010).

Commodity swaps, futures and option contracts with maturities of not more than 36 months are utilized and designated as cash flow hedges of forecasted commodity purchases. Current open contracts hedge forecasted transactions until December 2012. The effective portion of the mark-to-market effects of the cash flow hedge instruments is recorded in AOCI; it is reclassified to income in the same period or periods that the underlying commodity purchase affects income. Due to the September 1, 2009 sale of TRN, the Company recognized a pretax loss of $56 million for cash flow hedges of forecasted purchases that would not occur as a result of the sale (see Note E). The net loss from commodity hedges included in AOCI at December 31, 2011 was $7 million after tax ($3 million after tax gain at December 31, 2010). During 2011, 2010 and 2009, there was no material impact on the consolidated financial statements due to commodity hedge ineffectiveness. At December 31, 2011 and 2010, the Company had the following aggregate notionals of outstanding commodity forward contracts to hedge forecasted purchases:

Commodity	*Dec 31, 2011*	*Dec 31, 2010*	*Notional Volume Unit*
Crude Oil	0.2	0.1	million barrels
Ethane	1.6	1.6	million barrels
Naphtha	90.0	—	kilotons
Natural Gas	7.4	2.7	million million British thermal units
Ethane / Propane Mix	0.2	—	million barrels

Fair Value Hedges

For derivative instruments that are designated and qualify as fair value hedges, the gain or loss on the derivative as well as the offsetting loss or gain on the hedged item attributable to the hedged risk are recognized in current period income and reflected as "Interest expense and amortization of debt discount" in the consolidated statements of income. The short-cut method is used when the criteria are met. At December 31, 2011 and 2010, the Company had no open interest rate swaps designated as fair value hedges of underlying fixed rate debt obligations.

Net Foreign Investment Hedges

For derivative instruments that are designated and qualify as net foreign investment hedges, the effective portion of the gain or loss on the derivative is included in "Cumulative Translation Adjustments" in AOCI. At December 31, 2011 and 2010, the Company had no open forward contracts or outstanding options to buy, sell or exchange foreign currencies designated as net foreign investment hedges. At December 31, 2011, the Company had outstanding foreign-currency denominated debt designated as a hedge of net foreign investment of $585 million ($1,250 million at December 31, 2010). The results of hedges of the Company's net investment in foreign operations included in "Cumulative Translation Adjustments" in AOCI was a net loss of $48 million after tax at December 31, 2011 (net gain of $70 million after tax at December 31, 2010). During 2011, 2010 and 2009 there was no material impact on the consolidated financial statements due to hedge ineffectiveness.

Other Derivative Instruments

The Company utilizes futures, options and swap instruments that are effective as economic hedges of commodity price exposures, but do not meet hedge accounting criteria for derivatives and hedging. At December 31, 2011 and 2010, the Company had the following aggregate notionals of outstanding commodity contracts:

Commodity	*Dec 31, 2011*	*Dec 31, 2010*	*Notional Volume Unit*
Ethane	2.1	3.8	million barrels
Naphtha	82.5	—	kilotons
Natural Gas	4.6	12.0	million million British thermal units

The Company also uses foreign exchange forward contracts, options, and cross-currency swaps that are not designated as hedging instruments primarily to manage foreign currency and interest rate exposure. The Company had open foreign exchange contracts with various expiration dates to buy, sell or exchange foreign currencies and a notional U.S. dollar equivalent of $14,002 million at December 31, 2011 ($13,944 million at December 31, 2010).

The following table provides the fair value and gross balance sheet classification of derivative instruments:

Fair Value of Derivative Instruments at December 31 In millions	*Balance Sheet Classification*	*2011*	*2010*
Asset Derivatives			
Derivatives designated as hedges:			
Foreign currency	Accounts and notes receivable – Other	$ 9	$ 9
Commodities	Other current assets (1)	5	7
Total derivatives designated as hedges		$ 14	$ 16
Derivatives not designated as hedges:			
Foreign currency	Accounts and notes receivable – Other	$ 66	$ 77
Commodities	Other current assets (1)	19	23
Total derivatives not designated as hedges		$ 85	$ 100
Total asset derivatives		$ 99	$ 116
Liability Derivatives			
Derivatives designated as hedges:			
Foreign currency	Accounts payable – Other	$ 8	$ 20
Commodities	Accounts payable – Other	11	8
Total derivatives designated as hedges		$ 19	$ 28
Derivatives not designated as hedges:			
Foreign currency	Accounts payable – Other	$ 53	$ 64
Commodities	Accounts payable – Other	9	16
Total derivatives not designated as hedges		$ 62	$ 80
Total liability derivatives		$ 81	$ 108

(1) Included in "Accounts and notes receivable - Other" in the consolidated balance sheets at December 31, 2010.

Effect of Derivative Instruments for the year ended December 31, 2011 In millions	*Change in Unrealized Gain (Loss) in AOCI* (1,2)	*Income Statement Classification*	*Gain (Loss) Reclassified from AOCI to Income* (3)	*Additional Gain (Loss) Recognized in Income* (3,4)
Derivatives designated as hedges:				
Fair value:				
Interest rates	$ —	Interest expense (5)	$ (1)	$ (1)
Cash flow:				
Commodities	7	Cost of sales	23	—
Foreign currency	(10)	Cost of sales	(17)	—
Net foreign investment:				
Foreign currency	—	n/a	—	—
Total derivatives designated as hedges	$ (3)		$ 5	$ (1)
Derivatives not designated as hedges:				
Foreign currency (6)	$ —	Sundry income (expense) – net	$ —	$ 1
Commodities	—	Cost of sales	—	20
Total derivatives not designated as hedges	$ —		$ —	$ 21
Total derivatives	$ (3)		$ 5	$ 20

Effect of Derivative Instruments for the year ended December 31, 2010 In millions	*Change in Unrealized Gain (Loss) in AOCI* (1,2)	*Income Statement Classification*	*Gain (Loss) Reclassified from AOCI to Income* (3)	*Additional Gain (Loss) Recognized in Income* (3,4)
Derivatives designated as hedges:				
Fair value:				
Interest rates	$ —	Interest expense (5)	$ (1)	$ (2)
Cash flow:				
Commodities	(10)	Cost of sales	(14)	—
Foreign currency	1	Cost of sales	—	—
Net foreign investment:				
Foreign currency	(16)	n/a	—	—
Total derivatives designated as hedges	$ (25)		$ (15)	$ (2)
Derivatives not designated as hedges:				
Foreign currency (6)	$ —	Sundry income (expense) – net	$ —	$ 155
Commodities	—	Cost of sales	—	5
Total derivatives not designated as hedges	$ —		$ —	$ 160
Total derivatives	$ (25)		$ (15)	$ 158

(1) Accumulated other comprehensive income (loss) ("AOCI").

(2) Net unrealized gains (losses) from hedges related to interest rates and commodities are included in "Accumulated Derivative Loss – Net hedging results" in the consolidated statements of equity; net unrealized gains (losses) from hedges related to foreign currency (net of tax) are included in "Cumulative Translation Adjustments – Translation adjustments" in the consolidated statements of equity.

(3) Pretax amounts.

(4) Amounts impacting income not related to AOCI reclassification; also includes immaterial amounts of hedge ineffectiveness.

(5) Interest expense and amortization of debt discount.

(6) Foreign currency derivatives not designated as hedges are offset by foreign exchange gains/losses resulting from the underlying exposures of foreign currency denominated assets and liabilities.

Effect of Derivative Instruments for the year ended December 31, 2009 In millions	*Change in Unrealized Loss in AOCI* (1,2)	*Income Statement Classification*	*Gain (Loss) Reclassified from AOCI to Income* (3)	*Additional Gain (Loss) Recognized in Income* (3,4)
Derivatives designated as hedges:				
Fair value:				
Interest rates	$ —	Interest expense (5)	$ —	$ (1)
Cash flow:				
Interest rates	—	Cost of sales	(9)	—
Interest rates	—	Interest expense (5)	(1)	—
Commodities	(2)	Cost of sales	(306)	(1)
Foreign currency	(10)	Cost of sales	11	—
Total derivatives designated as hedges	$ (12)		$ (305)	$ (2)
Derivatives not designated as hedges:				
Foreign currency (6)	$ —	Sundry income (expense) – net	$ —	$ (32)
Commodities	—	Cost of sales	—	3
Total derivatives not designated as hedges	$ —		$ —	$ (29)
Total derivatives	$ (12)		$ (305)	$ (31)

(1) Accumulated other comprehensive income (loss) ("AOCI").

(2) Net unrealized gains (losses) from hedges related to interest rates and commodities are included in "Accumulated Derivative Loss – Net hedging results" in the consolidated statements of equity; net unrealized gains (losses) from hedges related to foreign currency (net of tax) are included in "Cumulative Translation Adjustments – Translation adjustments" in the consolidated statements of equity.

(3) Pretax amounts.

(4) Amounts impacting income not related to AOCI reclassification; also includes immaterial amounts of hedge ineffectiveness.

(5) Interest expense and amortization of debt discount.

(6) Foreign currency derivatives not designated as hedges are offset by foreign exchange gains/losses resulting from the underlying exposures of foreign currency denominated assets and liabilities.

The net after-tax amounts to be reclassified from AOCI to income within the next 12 months are a $1 million loss for interest rate contracts, a $7 million loss for commodity contracts and a $2 million gain for foreign currency contracts.

NOTE K – FAIR VALUE MEASUREMENTS

Fair Value Measurements on a Recurring Basis

The following tables summarize the bases used to measure certain assets and liabilities at fair value on a recurring basis in the consolidated balance sheets at December 31, 2011 and 2010:

Basis of Fair Value Measurements on a Recurring Basis at December 31, 2011 In millions	*Quoted Prices in Active Markets for Identical Items (Level 1)*	*Significant Other Observable Inputs (Level 2)*	*Significant Unobservable Inputs (Level 3)*	*Counterparty and Cash Collateral Netting (1)*	*Total*
Assets at fair value:					
Interests in trade accounts receivable conduits (2)	$ —	$ —	$ 1,141	$ —	$ 1,141
Equity securities (3)	634	33	—	—	667
Debt securities: (3)					
Government debt (4)	—	618	—	—	618
Corporate bonds	—	723	—	—	723
Derivatives relating to: (5)					
Foreign currency	—	75	—	(44)	31
Commodities	10	14	—	(8)	16
Total assets at fair value	$ 644	$ 1,463	$ 1,141	$ (52)	$ 3,196
Liabilities at fair value:					
Derivatives relating to: (5)					
Foreign currency	$ —	$ 61	$ —	$ (44)	$ 17
Commodities	13	7	—	(19)	1
Total liabilities at fair value	$ 13	$ 68	$ —	$ (63)	$ 18

Basis of Fair Value Measurements on a Recurring Basis at December 31, 2010 In millions	*Quoted Prices in Active Markets for Identical Items (Level 1)*	*Significant Other Observable Inputs (Level 2)*	*Significant Unobservable Inputs (Level 3)*	*Counterparty and Cash Collateral Netting (1)*	*Total*
Assets at fair value:					
Interests in trade accounts receivable conduits (2)	$ —	$ —	$ 1,267	$ —	$ 1,267
Equity securities (3)	556	36	—	—	592
Debt securities: (3)					
Government debt (4)	—	641	—	—	641
Corporate bonds	—	831	—	—	831
Derivatives relating to: (5)					
Foreign currency	—	86	—	(46)	40
Commodities	12	18	—	(16)	14
Total assets at fair value	$ 568	$ 1,612	$ 1,267	$ (62)	$ 3,385
Liabilities at fair value:					
Derivatives relating to: (5)					
Foreign currency	$ —	$ 84	$ —	$ (46)	$ 38
Commodities	7	17	—	(20)	4
Total liabilities at fair value	$ 7	$ 101	$ —	$ (66)	$ 42

(1) Cash collateral is classified as "Accounts and notes receivable – Other" in the consolidated balance sheets. Amounts represent the estimated net settlement amount when applying netting and set-off rights included in master netting arrangements between the Company and its counterparties and the payable or receivable for cash collateral held or placed with the same counterparty.

(2) Included in "Accounts and notes receivable – Other" in the consolidated balance sheets. See Note O for additional information on transfers of financial assets.

(3) The Company's investments in equity and debt securities are primarily classified as available-for-sale and are included in "Other investments" in the consolidated balance sheets.

(4) U.S. Treasury obligations, U.S. agency obligations, agency mortgage-backed securities and other municipalities' obligations.

(5) See Note J for the classification of derivatives in the consolidated balance sheets.

Assets and liabilities related to forward contracts, interest rate swaps, currency swaps, options and other conditional or exchange contracts executed with the same counterparty under a master netting arrangement are netted. Collateral accounts are netted with corresponding assets and liabilities. The Company posted cash collateral of $11 million at December 31, 2011 (posted $4 million of cash collateral at December 31, 2010), classified as "Accounts and notes receivable – Other" in the consolidated balance sheets.

For assets and liabilities classified as Level 1 measurements (measured using quoted prices in active markets), total fair value is either the price of the most recent trade at the time of the market close or the official close price, as defined by the exchange on which the asset is most actively traded on the last trading day of the period, multiplied by the number of units held without consideration of transaction costs.

For assets and liabilities classified as Level 2 measurements, where the security is frequently traded in less active markets, fair value is based on the closing price at the end of the period; where the security is less frequently traded, fair value is based on the price a dealer would pay for the security or similar securities, adjusted for any terms specific to that asset or liability. Market inputs are obtained from well-established and recognized vendors of market data and subjected to tolerance/quality checks. For derivative assets and liabilities, standard industry models are used to calculate the fair value of the various financial instruments based on significant observable market inputs, such as foreign exchange rates, commodity prices, swap rates, interest rates and implied volatilities obtained from various market sources.

For all other assets and liabilities for which observable inputs are used, fair value is derived through the use of fair value models, such as a discounted cash flow model or other standard pricing models. See Note J for further information on the types of instruments used by the Company for risk management.

There were no significant transfers between Levels 1 and 2 during the years ended December 31, 2011 and 2010.

For assets classified as Level 3 measurements, the fair value is based on significant unobservable inputs including assumptions where there is little, if any, market activity. The fair value of the Company's interests held in trade receivable conduits is determined by calculating the expected amount of cash to be received using the key input of anticipated credit losses in the portfolio of receivables sold that have not yet been collected. Given the short-term nature of the underlying receivables, discount rate and prepayments are not factors in determining the fair value of the interests. See Note O for further information on assets classified as Level 3 measurements.

The following table summarizes the changes in fair value measurements using Level 3 inputs for the years ended December 31, 2011 and 2010:

Fair Value Measurements Using Level 3 Inputs for Interests Held in Trade Receivable Conduits (1) In millions	*2011*	*2010*
Balance at January 1	$ 1,267	$ —
Gain included in earnings (2)	3	8
Purchases	1,679	2,292
Settlements	(1,808)	(1,033)
Balance at December 31	$ 1,141	$ 1,267

(1) Included in "Accounts and notes receivable – Other" in the consolidated balance sheets.

(2) Included in "Selling, general and administrative expenses" in the consolidated statements of income.

Fair Value Measurements on a Nonrecurring Basis

The following table summarizes the basis used to measure certain assets and liabilities at fair value on a nonrecurring basis in 2011:

Basis of Fair Value Measurements on a Nonrecurring Basis in 2011 In millions	*Significant Other Unobservable Inputs (Level 3)*	*Total Losses 2011*
Assets at fair value:		
Long-lived assets and other assets	$ —	$ (27)

After evaluating expected future investments in conjunction with expected future cash flows, a $27 million asset impairment charge was recognized in the fourth quarter of 2011 related to a manufacturing facility in Brazil aligned with the Polyurethanes business. The long-lived assets and supplies associated with this facility were written down to zero. The Company is evaluating strategic alternatives regarding the future use of this facility. The charge was included in "Cost of sales" in the consolidated statements of income and reflected in the Performance Materials segment.

The following table summarizes the basis used to measure certain assets and liabilities at fair value on a nonrecurring basis in 2010:

Basis of Fair Value Measurements on a Nonrecurring Basis in 2010 In millions	*Significant Other Unobservable Inputs (Level 3)*	*Total Losses 2010*
Assets at fair value:		
Long-lived and other assets	$ —	$ (75)

After evaluating expected future investments in conjunction with expected future cash flows, a $48 million asset impairment charge was recognized in the Polyurethanes business in the fourth quarter of 2010. The Company's evaluation of strategic alternatives for Epoxy capacity resulted in an $18 million asset impairment charge in the fourth quarter of 2010. Due to a change in the scope of a capital project, a $9 million asset impairment charge was recognized in Dow Automotive Systems in the fourth quarter of 2010. In both cases, the assets were written down to zero. The charges were included in "Cost of sales" in the consolidated statements of income and reflected in the Performance Materials segment.

NOTE L – SUPPLEMENTARY INFORMATION

Sundry Income (Expense) – Net In millions		*2011*		*2010*		*2009*
Gain on sale of TRN	$	—	$	—	$	513
Gain on sale of OPTIMAL		—		—		339
Gain on sale of Styron		—		27		—
Loss on sale of a contract manufacturing business (1)		(36)		—		—
Gain on sales of other assets and securities		119		166		100
Loss on early extinguishment of debt		(482)		(46)		(56)
Obligation related to past divestiture		—		(47)		—
Reclassification of cumulative translation adjustments (2)		33		—		—
Foreign exchange gain (loss)		(53)		(6)		1
Gain on consolidation of a joint venture		21		—		—
Dividend income		25		—		—
Other-net		57		31		(6)
Total sundry income (expense) – net	$	(316)	$	125	$	891

(1) The loss on the sale of a contract manufacturing business also included a $6 million loss reported as "Reclassification of cumulative translation adjustments."

(2) Cumulative translation adjustments reclassified from "Accumulated other comprehensive income (loss)" into income resulted from asset sales that qualified as complete liquidations of foreign entities.

Accrued and Other Current Liabilities

"Accrued and other current liabilities" were $2,463 million at December 31, 2011 and $3,358 million at December 31, 2010. Accrued payroll, which is a component of "Accrued and other current liabilities," was $475 million at December 31, 2011 and $917 million at December 31, 2010. No other component of accrued liabilities was more than 5 percent of total current liabilities.

Other Income Statement Information In millions		*2011*		*2010*		*2009*
Provision for doubtful receivables (1)	$	18	$	6	$	11

(1) Included in "Selling, general and administrative expenses" in the consolidated statements of income.

Supplemental Disclosure of Cash Flow Information In millions		*2011*		*2010*		*2009*
Cash payments for interest	$	1,434	$	1,535	$	1,140
Cash payments for income taxes	$	1,056	$	598	$	1,034

NOTE M – EARNINGS PER SHARE CALCULATIONS

The following tables provide the earnings per share calculations for the year ended December 31, 2011:

Net Income In millions		*2011*
Net income from continuing operations	$	2,784
Net income attributable to noncontrolling interests		(42)
Net income attributable to The Dow Chemical Company	$	2,742
Preferred stock dividends		(340)
Net income attributable to participating securities (1)		(30)
Net income attributable to common stockholders	$	2,372

Earnings Per Share Calculations - Basic Dollars per share		*2011*
Net income from continuing operations	$	2.42
Net income attributable to noncontrolling interests		(0.03)
Net income attributable to The Dow Chemical Company	$	2.39
Preferred stock dividends		(0.30)
Net income attributable to participating securities (1)		(0.03)
Net income attributable to common stockholders	$	2.06

Earnings Per Share Calculations - Diluted Dollars per share		*2011*
Net income from continuing operations	$	2.40
Net income attributable to noncontrolling interests		(0.03)
Net income attributable to The Dow Chemical Company	$	2.37
Preferred stock dividends (2)		(0.29)
Net income attributable to participating securities (1)		(0.03)
Net income attributable to common stockholders	$	2.05

Shares in millions	
Weighted-average common shares - basic	1,149.0
Plus dilutive effect of stock options and awards	9.2
Weighted-average common shares - diluted	1,158.2
Stock options and deferred stock awards excluded from EPS calculations (3)	44.7
Conversion of preferred stock excluded from EPS calculations (4)	96.8

(1) Accounting Standards Codification Topic 260, "Earnings per Share," requires enterprises with participating securities to use the two-class method to calculate earnings per share and to report the most dilutive earnings per share amount. The Company's deferred stock awards are considered participating securities due to Dow's practice of paying dividend equivalents on unvested shares. The impact on earnings per share in 2010 and 2009 using the two-class method was immaterial.

(2) Preferred stock dividends were not added back in the calculation of diluted earnings per share because the effect of adding them back would have been antidilutive.

(3) These outstanding options to purchase shares of common stock and deferred stock awards were excluded from the calculation of diluted earnings per share because the effect of including them would have been antidilutive.

(4) Conversion of the Cumulative Convertible Perpetual Preferred Stock, Series A into shares of the Company's common stock was excluded from the calculation of diluted earnings per share because the effect of including them would have been antidilutive.

The following tables proved the earnings per share calculations for the years ended December 31, 2010 and 2009:

Net Income In millions		*2010*		*2009*
Net income from continuing operations	$	2,321	$	566
Income from discontinued operations, net of income taxes		—		110
Net income attributable to noncontrolling interests		(11)		(28)
Net income attributable to The Dow Chemical Company	$	2,310	$	648
Preferred stock dividends		(340)		(312)
Net income available for common stockholders	$	1,970	$	336

Earnings Per Share Calculations - Basic Dollars per share		*2010*		*2009*
Net income from continuing operations	$	2.06	$	0.54
Income from discontinued operations, net of income taxes		—		0.10
Net income attributable to noncontrolling interests		(0.01)		(0.02)
Net income attributable to The Dow Chemical Company	$	2.05	$	0.62
Preferred stock dividends		(0.30)		(0.30)
Net income available for common stockholders	$	1.75	$	0.32

Earnings Per Share Calculations - Diluted Dollars per share		*2010*		*2009*
Net income from continuing operations	$	2.03	$	0.54
Income from discontinued operations, net of income taxes		—		0.10
Net income attributable to noncontrolling interests		(0.01)		(0.02)
Net income attributable to The Dow Chemical Company	$	2.02	$	0.62
Preferred stock dividends (1)		(0.30)		(0.30)
Net income available for common stockholders	$	1.72	$	0.32

Shares in millions		
Weighted-average common shares - basic	1,125.9	1,043.2
Plus dilutive effect of stock options and awards	17.9	10.7
Weighted-average common shares - diluted	1,143.8	1,053.9
Stock options and deferred stock awards excluded from EPS calculations (2)	45.7	57.3
Conversion of preferred stock excluded from EPS calculations (3)	96.8	78.5

(1) Preferred stock dividends were not added back in the calculation of diluted earnings per share because the effect of adding them back would have been antidilutive.

(2) These outstanding options to purchase shares of common stock and deferred stock awards were excluded from the calculation of diluted earnings per share because the effect of including them would have been antidilutive.

(3) Conversion of the Cumulative Convertible Perpetual Preferred Stock, Series A into shares of the Company's common stock was excluded from the calculation of diluted earnings per share because the effect of including them would have been antidilutive.

NOTE N – COMMITMENTS AND CONTINGENT LIABILITIES

Litigation

Breast Implant Matters

On May 15, 1995, Dow Corning Corporation ("Dow Corning"), in which the Company is a 50 percent shareholder, voluntarily filed for protection under Chapter 11 of the Bankruptcy Code to resolve litigation related to Dow Corning's breast implant and other silicone medical products. On June 1, 2004, Dow Corning's Joint Plan of Reorganization (the "Joint Plan") became effective and Dow Corning emerged from bankruptcy. The Joint Plan contains release and injunction provisions resolving all tort claims brought against various entities, including the Company, involving Dow Corning's breast implant and other silicone medical products.

To the extent not previously resolved in state court actions, cases involving Dow Corning's breast implant and other silicone medical products filed against the Company were transferred to the U.S. District Court for the Eastern District of Michigan (the "District Court") for resolution in the context of the Joint Plan. On October 6, 2005, all such cases then pending in the District Court against the Company were dismissed. Should cases involving Dow Corning's breast implant and other silicone medical products be filed against the Company in the future, they will be accorded similar treatment. It is the opinion of the Company's management that the possibility is remote that a resolution of all future cases will have a material impact on the Company's consolidated financial statements.

As part of the Joint Plan, Dow and Corning Incorporated agreed to provide a credit facility to Dow Corning in an aggregate amount of $300 million; the aggregate amount was reduced to $150 million effective June 1, 2011. The Company's share of the credit facility was originally $150 million, but was reduced to $75 million effective June 1, 2011, and is subject to the terms and conditions stated in the Joint Plan. At December 31, 2011, no draws had been taken against the credit facility.

DBCP Matters

Numerous lawsuits have been brought against the Company and other chemical companies, both inside and outside of the United States, alleging that the manufacture, distribution or use of pesticides containing dibromochloropropane ("DBCP") has caused personal injury and property damage, including contamination of groundwater. It is the opinion of the Company's management that the possibility is remote that the resolution of such lawsuits will have a material impact on the Company's consolidated financial statements.

Environmental Matters

Accruals for environmental matters are recorded when it is probable that a liability has been incurred and the amount of the liability can be reasonably estimated based on current law and existing technologies. At December 31, 2011, the Company had accrued obligations of $733 million for probable environmental remediation and restoration costs, including $69 million for the remediation of Superfund sites and $50 million for environmental liabilities recognized in the fourth quarter of 2011 related to the Camaçari, Brazil site. This is management's best estimate of the costs for remediation and restoration with respect to environmental matters for which the Company has accrued liabilities, although it is reasonably possible that the ultimate cost with respect to these particular matters could range up to approximately twice that amount. Consequently, it is reasonably possible that environmental remediation and restoration costs in excess of amounts accrued could have a material impact on the Company's results of operations, financial condition and cash flows. It is the opinion of the Company's management, however, that the possibility is remote that costs in excess of the range disclosed will have a material impact on the Company's results of operations, financial condition and cash flows. Inherent uncertainties exist in these estimates primarily due to unknown conditions, changing governmental regulations and legal standards regarding liability, and emerging remediation technologies for handling site remediation and restoration. At December 31, 2010, the Company had accrued obligations of $607 million for probable environmental remediation and restoration costs, including $59 million for the remediation of Superfund sites.

The following table summarizes the activity in the Company's accrued obligations for environmental matters for the years ended December 31, 2011 and 2010:

Accrued Obligations for Environmental Matters		
In millions	*2011*	*2010*
Balance at January 1	$ 607	$ 619
Additional accruals	286	159
Charges against reserve	(149)	(171)
Foreign currency impact	(11)	—
Balance at December 31	$ 733	$ 607

The amounts charged to income on a pretax basis related to environmental remediation totaled $261 million in 2011, $158 million in 2010 and $269 million in 2009. Capital expenditures for environmental protection were $170 million in 2011, $173 million in 2010 and $219 million in 2009.

Midland Off-Site Environmental Matters
On June 12, 2003, the Michigan Department of Environmental Quality ("MDEQ") issued a Hazardous Waste Operating License (the "License") to the Company's Midland, Michigan manufacturing site (the "Midland site"), which included provisions requiring the Company to conduct an investigation to determine the nature and extent of off-site contamination in the City of Midland soils, the Tittabawassee River and Saginaw River sediment and floodplain soils, and the Saginaw Bay, and, if necessary, undertake remedial action.

City of Midland
Matters related to the City of Midland remain under the primary oversight of the State of Michigan (the "State") under the License, and the Company and the State are in ongoing discussions regarding the implementation of the requirements of the License.

Tittabawassee and Saginaw Rivers, Saginaw Bay
The Company, the U.S. Environmental Protection Agency ("EPA") and the State entered into an administrative order on consent ("AOC"), effective January 21, 2010, that requires the Company to conduct a remedial investigation, a feasibility study and a remedial design for the Tittabawassee River, the Saginaw River and the Saginaw Bay, and pay the oversight costs of the EPA and the State under the authority of the Comprehensive Environmental Response, Compensation, and Liability Act ("CERCLA"). These actions, to be conducted under the lead oversight of the EPA, will build upon the investigative work completed under the State Resource Conservation Recovery Act ("RCRA") program from 2005 through 2009. The Tittabawassee River, beginning at the Midland Site and extending down to the first six miles of the Saginaw River, are designated as the first Operable Unit for purposes of conducting the remedial investigation, feasibility study and remedial design work. This work will be performed in a largely upriver to downriver sequence for eight geographic segments of the Tittabawassee and upper Saginaw Rivers. The remainder of the Saginaw River and the Saginaw Bay are designated as a second Operable Unit and the work associated with that unit may also be geographically segmented. The AOC does not obligate the Company to perform removal or remedial action; that action can only be required by a separate order. The Company and the EPA will be negotiating orders separate from the AOC that will obligate the Company to perform remedial actions under the scope of work of the AOC. The Company and the EPA have entered into three separate orders to perform limited remedial actions to implement early actions. In addition, the Company and the EPA have entered into the first order to address remedial actions in the first of the eight geographic segments in the first Operable Unit.

Alternative Dispute Resolution Process
The Company, the EPA, the U.S. Department of Justice, and the natural resource damage trustees (which include the Michigan Office of the Attorney General, the MDEQ, the U.S. Fish and Wildlife Service, the U.S. Bureau of Indian Affairs, and the Saginaw-Chippewa tribe) have been engaged in negotiations to seek to resolve potential governmental claims against the Company related to historical off-site contamination associated with the City of Midland, the Tittabawassee and Saginaw Rivers and the Saginaw Bay. The Company and the governmental parties started meeting in the fall of 2005 and entered into a Confidentiality Agreement in December 2005. The Company continues to conduct negotiations under the Federal Alternative Dispute Resolution Act with all of the governmental parties, except the EPA which withdrew from the alternative dispute resolution process on September 12, 2007.

On September 28, 2007, the Company and the natural resource damage trustees entered into a Funding and Participation Agreement that addressed the Company's payment of past costs incurred by the natural resource damage trustees, payment of the costs of a trustee coordinator and a process to review additional cooperative studies that the Company might agree to fund or conduct with the natural resource damage trustees. On March 18, 2008, the Company and the natural resource damage trustees entered into a Memorandum of Understanding to provide a mechanism for the Company to fund cooperative studies related to the assessment of natural resource damages. This Memorandum of Understanding has been amended and extended until March 2013. On April 7, 2008, the natural resource damage trustees released their "Natural Resource Damage Assessment Plan for the Tittabawassee River System Assessment Area."

At December 31, 2011, the accrual for these off-site matters was $40 million (included in the total accrued obligation of $733 million). At December 31, 2010, the Company had an accrual for these off-site matters of $32 million (included in the total accrued obligation of $607 million).

Environmental Matters Summary
It is the opinion of the Company's management that the possibility is remote that costs in excess of those disclosed will have a material impact on the Company's results of operations, financial condition and cash flows.

Asbestos-Related Matters of Union Carbide Corporation
Introduction
Union Carbide Corporation ("Union Carbide"), a wholly owned subsidiary of the Company, is and has been involved in a large number of asbestos-related suits filed primarily in state courts during the past three decades. These suits principally allege personal injury resulting from exposure to asbestos-containing products and frequently seek both actual and punitive damages. The alleged claims primarily relate to products that Union Carbide sold in the past, alleged exposure to asbestos-containing products located on Union Carbide's premises, and Union Carbide's responsibility for asbestos suits filed against a former Union Carbide subsidiary, Amchem Products, Inc. ("Amchem"). In many cases, plaintiffs are unable to demonstrate that they have suffered any compensable loss as a result of such exposure, or that injuries incurred in fact resulted from exposure to Union Carbide's products.

Influenced by the bankruptcy filings of numerous defendants in asbestos-related litigation and the prospects of various forms of state and national legislative reform, the rate at which plaintiffs filed asbestos-related suits against various companies, including Union Carbide and Amchem, increased in 2001, 2002 and the first half of 2003. Since then, the rate of filing has significantly abated. Union Carbide expects more asbestos-related suits to be filed against Union Carbide and Amchem in the future, and will aggressively defend or reasonably resolve, as appropriate, both pending and future claims.

Estimating the Liability
Based on a study completed by Analysis, Research & Planning Corporation ("ARPC") in January 2003, Union Carbide increased its December 31, 2002 asbestos-related liability for pending and future claims for the 15-year period ending in 2017 to $2.2 billion, excluding future defense and processing costs. Since then, Union Carbide has compared current asbestos claim and resolution activity to the results of the most recent ARPC study at each balance sheet date to determine whether the accrual continues to be appropriate. In addition, Union Carbide has requested ARPC to review Union Carbide's historical asbestos claim and resolution activity each November since 2004 to determine the appropriateness of updating the most recent ARPC study.

In November 2009, Union Carbide requested ARPC to review Union Carbide's 2009 asbestos claim and resolution activity and determine the appropriateness of updating its then most recent study completed in December 2008. In response to that request, ARPC reviewed and analyzed data through October 31, 2009. In December 2009, ARPC stated that an update of its study would not provide a more likely estimate of future events than the estimate reflected in its study of the previous year and, therefore, the estimate in that study remained applicable. Based on Union Carbide's own review of the asbestos claim and resolution activity and ARPC's response, Union Carbide determined that no change to the accrual was required. At December 31, 2009, Union Carbide's asbestos-related liability for pending and future claims was $839 million.

In November 2010, Union Carbide requested ARPC to review Union Carbide's historical asbestos claim and resolution activity and determine the appropriateness of updating its December 2008 study. In response to that request, ARPC reviewed and analyzed data through October 31, 2010. The resulting study, completed by ARPC in December 2010, stated that the undiscounted cost of resolving pending and future asbestos-related claims against Union Carbide and Amchem, excluding future defense and processing costs, through 2025 was estimated to be between $744 million and $835 million. As in its earlier studies, ARPC provided estimates for a longer period of time in its December 2010 study, but also reaffirmed its prior advice that forecasts for shorter periods of time are more accurate than those for longer periods of time.

In December 2010, based on ARPC's December 2010 study and Union Carbide's own review of the asbestos claim and resolution activity, Union Carbide decreased its asbestos-related liability for pending and future claims to $744 million, which covered the 15-year period ending 2025, excluding future defense and processing costs. The reduction of $54 million was shown as "Asbestos-related credit" in the consolidated statements of income and reflected in Corporate. At December 31, 2010, the asbestos-related liability for pending and future claims was $728 million.

In November 2011, Union Carbide requested ARPC to review Union Carbide's 2011 asbestos claim and resolution activity and determine the appropriateness of updating its December 2010 study. In response to that request, ARPC reviewed and analyzed data through October 31, 2011. In January 2012, ARPC stated that an update of its study would not provide a more likely estimate of future events than the estimate reflected in its study of the previous year and, therefore, the estimate in that study remained applicable. Based on Union Carbide's own review of the asbestos claim and resolution activity and ARPC's response, Union Carbide determined that no change to the accrual was required. At December 31, 2011, the asbestos-related liability for pending and future claims was $668 million.

At December 31, 2011, approximately 18 percent of the recorded liability related to pending claims and approximately 82 percent related to future claims. At December 31, 2010, approximately 21 percent of the recorded liability related to pending claims and approximately 79 percent related to future claims.

Insurance Receivables

At December 31, 2002, Union Carbide increased the receivable for insurance recoveries related to its asbestos liability to $1.35 billion, substantially exhausting its asbestos product liability coverage. The insurance receivable related to the asbestos liability was determined by Union Carbide after a thorough review of applicable insurance policies and the 1985 Wellington Agreement, to which Union Carbide and many of its liability insurers are signatory parties, as well as other insurance settlements, with due consideration given to applicable deductibles, retentions and policy limits, and taking into account the solvency and historical payment experience of various insurance carriers. The Wellington Agreement and other agreements with insurers are designed to facilitate an orderly resolution and collection of Union Carbide's insurance policies and to resolve issues that the insurance carriers may raise.

In September 2003, Union Carbide filed a comprehensive insurance coverage case, now proceeding in the Supreme Court of the State of New York, County of New York, seeking to confirm its rights to insurance for various asbestos claims and to facilitate an orderly and timely collection of insurance proceeds (the "Insurance Litigation"). The Insurance Litigation was filed against insurers that are not signatories to the Wellington Agreement and/or do not otherwise have agreements in place with Union Carbide regarding their asbestos-related insurance coverage, in order to facilitate an orderly resolution and collection of such insurance policies and to resolve issues that the insurance carriers may raise. Since the filing of the case, Union Carbide has reached settlements with several of the carriers involved in the Insurance Litigation, including settlements reached with two significant carriers in the fourth quarter of 2009. The Insurance Litigation is ongoing.

Union Carbide's receivable for insurance recoveries related to its asbestos liability was $40 million at December 31, 2011 and $50 million at December 31, 2010. At December 31, 2011 and December 31, 2010, all of the receivable for insurance recoveries was related to insurers that are not signatories to the Wellington Agreement and/or do not otherwise have agreements in place regarding their asbestos-related insurance coverage.

In addition to the receivable for insurance recoveries related to its asbestos liability, Union Carbide had receivables for defense and resolution costs submitted to insurance carriers that have settlement agreements in place regarding their asbestos-related insurance coverage.

The following table summarizes Union Carbide's receivables related to its asbestos-related liability:

Receivables for Asbestos-Related Costs at December 31 In millions	*2011*	*2010*
Receivables for defense costs – carriers with settlement agreements	$ 20	$ 12
Receivables for resolution costs – carriers with settlement agreements	158	236
Receivables for insurance recoveries – carriers without settlement agreements	40	50
Total	$ 218	$ 298

Union Carbide expenses defense costs as incurred. The pretax impact for defense and resolution costs, net of insurance, was $88 million in 2011, $73 million in 2010 and $58 million in 2009, and was reflected in "Cost of sales" in the consolidated statements of income.

After a review of its insurance policies, with due consideration given to applicable deductibles, retentions and policy limits, after taking into account the solvency and historical payment experience of various insurance carriers; existing insurance settlements; and the advice of outside counsel with respect to the applicable insurance coverage law relating to the terms and conditions of its insurance policies, Union Carbide continues to believe that its recorded receivable for insurance recoveries from all insurance carriers is probable of collection.

Summary

The amounts recorded by Union Carbide for the asbestos-related liability and related insurance receivable described above were based upon current, known facts. However, future events, such as the number of new claims to be filed and/or received each year, the average cost of disposing of each such claim, coverage issues among insurers, and the continuing solvency of various insurance companies, as well as the numerous uncertainties surrounding asbestos litigation in the United States, could cause the actual costs and insurance recoveries for Union Carbide to be higher or lower than those projected or those recorded.

Because of the uncertainties described above, Union Carbide's management cannot estimate the full range of the cost of resolving pending and future asbestos-related claims facing Union Carbide and Amchem. Union Carbide's management believes that it is reasonably possible that the cost of disposing of Union Carbide's asbestos-related claims, including future defense costs, could have a material impact on Union Carbide's results of operations and cash flows for a particular period and on the consolidated financial position of Union Carbide.

It is the opinion of Dow's management that it is reasonably possible that the cost of Union Carbide disposing of its asbestos-related claims, including future defense costs, could have a material impact on the Company's results of operations and cash flows for a particular period and on the consolidated financial position of the Company.

Synthetic Rubber Industry Matters
In 2003, the U.S., Canadian and European competition authorities initiated separate investigations into alleged anticompetitive behavior by certain participants in the synthetic rubber industry. Certain subsidiaries of the Company (but as to the investigation in Europe only) have responded to requests for documents and are otherwise cooperating in the investigations.

On June 10, 2005, the Company received a Statement of Objections from the European Commission (the "EC") stating that it believed that the Company and certain subsidiaries of the Company (the "Dow Entities"), together with other participants in the synthetic rubber industry, engaged in conduct in violation of European competition laws with respect to the butadiene rubber and emulsion styrene butadiene rubber businesses. In connection therewith, on November 29, 2006, the EC issued its decision alleging infringement of Article 81 of the Treaty of Rome and imposed a fine of Euro 64.575 million (approximately $85 million at that time) on the Dow Entities; several other companies were also named and fined. As a result, the Company recognized a loss contingency of $85 million related to the fine in the fourth quarter of 2006. The Company appealed the EC's decision and a hearing was held before the Court of First Instance on October 13, 2009. On July 13, 2011, the General Court issued a decision that partly affirmed the EC's decision with regard to the amount of the fine and the liability of the parent company, but rejected the EC's decision regarding the length of the conspiracy and determined that it was of a shorter duration. The Dow Entities have filed an appeal of this decision to the Court of Justice of the European Union. Subsequent to the imposition of the fine in 2006, the Company and/or certain subsidiaries of the Company became named parties in various related U.S., United Kingdom and Italian civil actions. The U.S. matter was settled in March 2010 through a confidential settlement agreement, with an immaterial impact on the Company's consolidated financial statements. The United Kingdom and Italian civil actions are still pending.

Additionally, on March 10, 2007, the Company received a Statement of Objections from the EC stating that it believed that DuPont Dow Elastomers L.L.C. ("DDE"), a former 50:50 joint venture with E.I. du Pont de Nemours and Company ("DuPont"), together with other participants in the synthetic rubber industry, engaged in conduct in violation of European competition laws with respect to the polychloroprene business. This Statement of Objections specifically names the Company, in its capacity as a former joint venture owner of DDE. On December 5, 2007, the EC announced its decision to impose a fine on the Company, among others, in the amount of Euro 48.675 million (approximately $63 million). The Company previously transferred its joint venture ownership interest in DDE to DuPont in 2005, and DDE then changed its name to DuPont Performance Elastomers L.L.C. ("DPE"). In February 2008, DuPont, DPE and the Company each filed an appeal of the December 5, 2007 decision of the EC. On February 2, 2012, the European General Court denied the appeals of the December 5, 2007 decision. The Company plans on further appealing this decision to the European Court of Justice. Based on the Company's allocation agreement with DuPont, the Company's share of this fine, regardless of the outcome of the appeals, will not have a material impact on the Company's consolidated financial statements.

Rohm and Haas Pension Plan Matters
In December 2005, a federal judge in the U.S. District Court for the Southern District of Indiana (the "District Court") issued a decision granting a class of participants in the Rohm and Haas Pension Plan (the "Rohm and Haas Plan") who had retired from Rohm and Haas, now a wholly owned subsidiary of the Company, and who elected to receive a lump sum benefit from the Rohm and Haas Plan, the right to a cost-of-living adjustment ("COLA") as part of their retirement benefit. In August 2007, the Seventh Circuit Court of Appeals (the "Seventh Circuit") affirmed the District Court's decision, and in March 2008, the U.S. Supreme Court denied the Rohm and Haas Plan's petition to review the Seventh Circuit's decision. The case was returned to the District Court for further proceedings. In October 2008 and February 2009, the District Court issued rulings that have the effect of including in the class all Rohm and Haas retirees who received a lump sum distribution without a COLA from the Rohm and Haas Plan since January 1976. These rulings are subject to appeal, and the District Court has not yet determined the amount of the COLA benefits that may be due to the class participants. The Rohm and Haas Plan and the plaintiffs entered into a settlement agreement that, in addition to settling the litigation with respect to the Rohm and Haas retirees, provides for the amendment of the complaint and amendment of the Rohm and Haas Plan to include active employees in the settlement benefits. The District Court preliminarily approved the settlement on November 24, 2009 and, following a hearing on March 12, 2010, issued a final order approving the settlement on April 12, 2010. A group of objectors to the settlement filed an

appeal from the final order. In November 2010, the District Court issued an order approving class counsel's fee award petition in an amount consistent with the terms of the settlement. The same objectors also appealed this order. On September 2, 2011, the Seventh Circuit affirmed the approval of the settlement and award of attorneys' fees. A lone objector filed a petition for rehearing, which was denied on October 17, 2011. The objector continued the appeal process by timely filing a petition for a writ of certiorari to the U.S. Supreme Court, which is pending.

A pension liability associated with this matter of $185 million was recognized as part of the acquisition of Rohm and Haas on April 1, 2009. The liability, which was determined in accordance with the accounting guidance for contingencies, recognized the estimated impact of the above described judicial decisions on the long-term Rohm and Haas Plan obligations owed to the applicable Rohm and Haas retirees and active employees. The Company had a liability associated with this matter of $189 million at December 31, 2011 and $186 million at December 31, 2010.

Other Litigation Matters

In addition to breast implant, DBCP, environmental and synthetic rubber industry matters, the Company is party to a number of other claims and lawsuits arising out of the normal course of business with respect to commercial matters, including product liability, governmental regulation and other actions. Certain of these actions purport to be class actions and seek damages in very large amounts. All such claims are being contested. Dow has an active risk management program consisting of numerous insurance policies secured from many carriers at various times. These policies often provide coverage that will be utilized to minimize the financial impact, if any, of the contingencies described above.

Summary

Except for the possible effect of Union Carbide's asbestos-related liability described above, it is the opinion of the Company's management that the possibility is remote that the aggregate of all claims and lawsuits will have a material adverse impact on the results of operations, financial condition and cash flows of the Company.

Purchase Commitments

The Company has numerous agreements for the purchase of ethylene-related products globally. The purchase prices are determined primarily on a cost-plus basis. Total purchases under these agreements were $552 million in 2011, $714 million in 2010 and $784 million in 2009. The Company's take-or-pay commitments associated with these agreements at December 31, 2011 are included in the table below.

The Company also has various commitments for take-or-pay and throughput agreements. These commitments are at prices not in excess of current market prices. The terms of all but two of these agreements extend from one to 25 years. One agreement has terms extending to 35 years and another has terms extending to 80 years. The determinable future commitments for these two specific agreements for a period of 10 years are included in the following table along with the fixed and determinable portion of all other obligations under the Company's purchase commitments at December 31, 2011:

Fixed and Determinable Portion of Take-or-Pay and Throughput Obligations at December 31, 2011 In millions	
2012	$ 2,968
2013	2,964
2014	2,371
2015	1,693
2016	1,426
2017 and beyond	9,074
Total	$ 20,496

In addition to the take-or-pay obligations at December 31, 2011, the Company had outstanding commitments which ranged from one to ten years for materials, services and other items used in the normal course of business of approximately $171 million. Such commitments were at prices not in excess of current market prices.

Guarantees

The Company provides a variety of guarantees, as described more fully in the following sections.

Guarantees

Guarantees arise during the ordinary course of business from relationships with customers and nonconsolidated affiliates when the Company undertakes an obligation to guarantee the performance of others (via delivery of cash or other assets) if specified triggering events occur. With guarantees, such as commercial or financial contracts, non-performance by the guaranteed party triggers the obligation of the Company to make payments to the beneficiary of the guarantee. The majority of the Company's guarantees relate to debt of nonconsolidated affiliates, which have expiration dates ranging from less than one year to ten years, and trade financing transactions in Latin America and Asia Pacific, which typically expire within one year of inception. The Company's current expectation is that future payment or performance related to the non-performance of others is considered unlikely.

Residual Value Guarantees

The Company provides guarantees related to leased assets specifying the residual value that will be available to the lessor at lease termination through sale of the assets to the lessee or third parties.

The following tables provide a summary of the final expiration, maximum future payments and recorded liability reflected in the consolidated balance sheets for each type of guarantee:

Guarantees at December 31, 2011 In millions	*Final Expiration*	*Maximum Future Payments (1)*	*Recorded Liability*
Guarantees	2020	$ 587	$ 21
Residual value guarantees (2)	2021	526	24
Total guarantees		$ 1,113	$ 45

(1) The Company was indemnified by a third party for $50 million if required to perform under a $100 million guarantee.

(2) Does not include the residual value guarantee related to the Company's variable interest in an owner trust that was consolidated in the first quarter of 2010 with the adoption of ASU 2009-17; see Notes B and S.

Guarantees at December 31, 2010 In millions	*Final Expiration*	*Maximum Future Payments (1)*	*Recorded Liability*
Guarantees	2020	$ 445	$ 80
Residual value guarantees (2)	2020	391	17
Total guarantees		$ 836	$ 97

(1) The Company was indemnified by a third party for $53 million if required to perform under a $106 million guarantee.

(2) Does not include the residual value guarantee related to the Company's variable interest in an owner trust that was consolidated in the first quarter of 2010 with the adoption of ASU 2009-17; see Notes B and S.

Warranties

The Company provides warranty policies on certain products and accrues liabilities under warranty policies using historical warranty claim experience. Adjustments are made to accruals as claim data and historical experience change. The following table summarizes changes in the Company's warranty liability for the years ended December 31, 2011 and 2010:

Warranty Accrual In millions	*2011*	*2010*
Balance at January 1	$ 16	$ 27
Accruals related to existing warranties (1)	60	—
Settlements made during the year	(14)	(11)
Balance at December 31	$ 62	$ 16

(1) The Company recorded a $60 million charge in the fourth quarter of 2011 related to an exited business, included in "Cost of sales" in the consolidated statements of income and reflected in Coatings and Infrastructure Solutions.

Asset Retirement Obligations

Dow has 197 manufacturing sites in 36 countries. Most of these sites contain numerous individual manufacturing operations, particularly at the Company's larger sites. Asset retirement obligations are recorded as incurred and reasonably estimable, including obligations for which the timing and/or method of settlement are conditional on a future event that may or may not be within the control of the Company. The retirement of assets may involve such efforts as remediation and treatment of asbestos, contractually required demolition, and other related activities, depending on the nature and location of the assets; and retirement obligations are typically realized only upon demolition of those facilities. In identifying asset retirement obligations, the Company considers identification of legally enforceable obligations, changes in existing law, estimates of potential settlement dates and the calculation of an appropriate discount rate to be used in calculating the fair value of the obligations. Dow has a well-established global process to identify, approve and track the demolition of retired or to-be-retired facilities; and no assets are retired from service until this process has been followed. Dow typically forecasts demolition projects based on the usefulness of the assets; environmental, health and safety concerns; and other similar considerations. Under this process, as demolition projects are identified and approved, reasonable estimates are determined for the time frames during which any related asset retirement obligations are expected to be settled. For those assets where a range of potential settlement dates may be reasonably estimated, obligations are recorded. Dow routinely reviews all changes to items under consideration for demolition to determine if an adjustment to the value of the asset retirement obligation is required.

The Company has recognized asset retirement obligations for the following activities: demolition and remediation activities at manufacturing sites in the United States, Canada, Brazil, Chile, China, Argentina and Europe; and capping activities at landfill sites in the United States, Canada, Brazil and Europe. The Company has also recognized conditional asset retirement obligations related to asbestos encapsulation as a result of planned demolition and remediation activities at manufacturing and administrative sites in the United States, Canada, Brazil, Chile, China, Argentina and Europe. The aggregate carrying amount of conditional asset retirement obligations recognized by the Company (included in the asset retirement obligations balance shown below) was $31 million at December 31, 2011 ($40 million at December 31, 2010).

The following table shows changes in the aggregate carrying amount of the Company's asset retirement obligations for the years ended December 31, 2011 and 2010:

Asset Retirement Obligations In millions	*2011*	*2010*
Balance at January 1	$ 99	$ 101
Additional accruals	4	6
Liabilities settled	(15)	(10)
Accretion expense	1	1
Revisions in estimated cash flows	—	1
Other	(1)	—
Balance at December 31	$ 88	$ 99

The discount rate used to calculate the Company's asset retirement obligations at December 31, 2011 was 1.96 percent (1.78 percent at December 31, 2010). These obligations are included in the consolidated balance sheets as "Accrued and other current liabilities" and "Other noncurrent obligations."

The Company has not recognized conditional asset retirement obligations for which a fair value cannot be reasonably estimated in its consolidated financial statements. Assets that have not been submitted/reviewed for potential demolition activities are considered to have continued usefulness and are generally still operating normally. Therefore, without a plan to demolish the assets or the expectation of a plan, such as shortening the useful life of assets for depreciation purposes in accordance with the accounting guidance related to property, plant and equipment, the Company is unable to reasonably forecast a time frame to use for present value calculations. As such, the Company has not recognized obligations for individual plants/buildings at its manufacturing sites where estimates of potential settlement dates cannot be reasonably made. In addition, the Company has not recognized conditional asset retirement obligations for the capping of its approximately 64 underground storage wells and 136 underground brine mining and other wells at Dow-owned sites when there are no plans or expectations of plans to exit the sites. It is the opinion of the Company's management that the possibility is remote that such conditional asset retirement obligations, when estimable, will have a material impact on the Company's consolidated financial statements based on current costs.

NOTE O – TRANSFERS OF FINANCIAL ASSETS

Sale of Trade Accounts Receivable in North America and Europe

The Company sells trade accounts receivable of select North America entities and qualifying trade accounts receivable of select European entities on a revolving basis to certain multi-seller commercial paper conduit entities ("conduits"). The Company maintains servicing responsibilities and the related costs are insignificant. The proceeds received are comprised of cash and interests in specified assets of the conduits (the receivables sold by the Company) that entitle the Company to the residual cash flows of such specified assets in the conduits after the commercial paper has been repaid. Neither the conduits nor the investors in those entities have recourse to other assets of the Company in the event of nonpayment by the debtors.

During the year ended December 31, 2011, the Company recognized a loss of $24 million on the sale of these receivables ($26 million loss for the year ended December 31, 2010), which is included in "Interest expense and amortization of debt discount" in the consolidated statements of income. The Company's interests in the conduits are carried at fair value and included in "Accounts and notes receivable – Other" in the consolidated balance sheets. Fair value of the interests is determined by calculating the expected amount of cash to be received and is based on unobservable inputs (a Level 3 measurement). The key input in the valuation is the percentage of anticipated credit losses in the portfolio of receivables sold that have not yet been collected. Given the short-term nature of the underlying receivables, discount rates and prepayments are not factors in determining the fair value of the interests.

The following table summarizes the carrying value of interests held, which represents the Company's maximum exposure to loss related to the receivables sold, and the percentage of anticipated credit losses related to the trade accounts receivable sold. Also provided is the sensitivity of the fair value of the interests held to hypothetical adverse changes in the anticipated credit losses; amounts shown below are the corresponding hypothetical decreases in the carrying value of interests.

Interests Held at December 31 In millions	*2011*	*2010*
Carrying value of interests held	$ 1,141	$ 1,267
Percentage of anticipated credit losses (1)	1.22%	1.42%
Impact to carrying value - 10% adverse change (1)	$ 2	$ 2
Impact to carrying value - 20% adverse change (1)	$ 4	$ 5

(1) Applies to North America only as there are no anticipated credit losses in Europe.

Credit losses, net of any recoveries, were $8 million for the period ending December 31, 2011 ($2 million for the period December 31, 2010).

Following is an analysis of certain cash flows between the Company and the conduits:

Cash Proceeds In millions	*2011*	*2010*
Sale of receivables	$ 16	$ 818
Collections reinvested in revolving receivables	$ 28,609	$ 22,866
Interests in conduits (1)	$ 1,737	$ 1,038

(1) Presented in "Operating Activities" in the consolidated statements of cash flows.

Following is additional information related to the sale of receivables under these facilities:

Trade Accounts Receivable Sold at December 31 In millions	*2011*	*2010*
Delinquencies on sold receivables still outstanding	$ 155	$ 169
Trade accounts receivable outstanding and derecognized	$ 2,385	$ 2,335

In September 2011, the Company repurchased $71 million of previously sold receivables related to a divestiture ($13 million related to a divestiture in May 2010).

Sale of Trade Accounts Receivable in Asia Pacific

The Company sells participating interests in trade accounts receivable of select Asia Pacific entities. The Company maintains servicing responsibilities and the related costs are insignificant. The third-party holders of the participating interests do not have recourse to the Company's assets in the event of nonpayment by the debtors.

During the years ended December 31, 2011 and 2010, the Company recognized an insignificant loss on the sale of the participating interests in the receivables, which is included in "Interest expense and amortization of debt discount" in the consolidated statements of income. The Company receives cash upon the sale of the participating interests in the receivables.

Following is an analysis of certain cash flows between the Company and the third-party holders of the participating interests:

Cash Proceeds In millions	*2011*	*2010*
Sale of participating interests	$ 143	$ 218
Collections reinvested in revolving receivables	$ 120	$ 195

Following is additional information related to the sale of participating interests in the receivables under this facility:

Trade Accounts Receivable at December 31 In millions	*2011*	*2010*
Derecognized from the consolidated balance sheets	$ 13	$ 25
Outstanding in the consolidated balance sheets	303	281
Total accounts receivable in select Asia Pacific entities	$ 316	$ 306

There were no credit losses on receivables relating to the participating interests sold during the years ended December 31, 2011 and 2010. There were no delinquencies on the outstanding receivables related to the participating interests sold at December 31, 2011 or December 31, 2010.

NOTE P – NOTES PAYABLE, LONG-TERM DEBT AND AVAILABLE CREDIT FACILITIES

Notes Payable at December 31 In millions	*2011*	*2010*
Notes payable to banks	$ 421	$ 1,310
Notes payable to related companies	92	157
Notes payable trade	28	—
Total notes payable	$ 541	$ 1,467
Year-end average interest rates	3.06%	2.64%

Long-Term Debt at December 31 In millions	*2011 Average Rate*	*2011*	*2010 Average Rate*	*2010*
Promissory notes and debentures:				
Final maturity 2011	—	$ —	5.30%	$ 1,057
Final maturity 2012	5.35%	2,158	5.33%	2,154
Final maturity 2013	6.10%	395	6.05%	389
Final maturity 2014	7.28%	2,103	7.27%	2,096
Final maturity 2015	5.92%	1,257	5.90%	1,250
Final maturity 2016	2.57%	757	2.57%	757
Final maturity 2017 and thereafter	6.51%	11,162	6.78%	10,503
Other facilities:				
U.S. dollar loans, various rates and maturities	2.37%	232	1.67%	20
Foreign currency loans, various rates and maturities	3.52%	1,609	2.95%	998
Medium-term notes, varying maturities through 2022	4.76%	902	5.96%	2,005
Euro medium-term notes, final maturity 2011	—	—	4.63%	665
Pollution control/industrial revenue bonds, varying maturities through 2038	5.70%	860	5.68%	907
Capital lease obligations	—	17	—	17
Unamortized debt discount	—	(393)	—	(458)
Long-term debt due within one year	—	(2,749)	—	(1,755)
Total long-term debt	—	$ 18,310	—	$ 20,605

Annual Installments on Long-Term Debt for Next Five Years In millions	
2012	$ 2,749
2013	$ 662
2014	$ 2,361
2015	$ 1,453
2016	$ 995

On November 14, 2011, the Company issued $2.0 billion of debt securities in a public offering. The offering included $1.25 billion aggregate principal amount of 4.125 percent notes due 2021 and $750 million aggregate principal amount of 5.25 percent notes due 2041.

On March 22, 2011, the Company concluded cash tender offers for $1.5 billion aggregate principal amount of certain notes issued by the Company. As a result of the tender offers, the Company redeemed $1.5 billion of notes and recognized a $472 million pretax loss on early extinguishment of debt, included in "Sundry income (expense) - net" in the consolidated statements of income and reflected in Corporate.

During 2011, the Company redeemed $800 million of notes that matured on February 1, 2011; Euro 500 million of notes that matured on May 27, 2011 ($707 million equivalent); $250 million of floating rate notes that matured on August 8, 2011; and $1,538 million of InterNotes, which resulted in a $10 million pretax loss on early extinguishment of debt, included in "Sundry income (expense) - net" in the consolidated statements of income and reflected in Corporate.

During 2011, the Company issued $436 million of InterNotes with varying maturities in 2016, 2018 and 2021, at various interest rates averaging 3.71 percent; and approximately $1.2 billion of long-term debt was entered into by consolidated variable interest entities, including the refinancing of short-term notes payable.

On November 4, 2010, the Company issued $2.5 billion of debt securities in a public offering. The offering included $750 million aggregate principal amount of 2.50 percent notes due 2016 and $1.75 billion aggregate principal amount of 4.25 percent notes due 2020.

On September 28, 2009, Calvin Capital LLC, a wholly owned subsidiary of the Company, repaid a $674 million note payable, which was issued in September 2008.

On February 7, 2012, the Company notified bondholders of its intention to redeem its $1.25 billion, 4.85 percent notes with an original maturity date of August 15, 2012, at the applicable make-whole redemption price plus accrued and unpaid interest through the date of redemption. The full amount is expected to be redeemed on March 8, 2012.

Revolving Credit Facilities

On March 9, 2009, the Company borrowed $3 billion under its Five Year Competitive Advance and Revolving Credit Facility Agreement, dated April 24, 2006 ("Agreement"); $1.6 billion of the funds were repaid on May 15, 2009; $0.5 billion of the funds were repaid on June 30, 2009; and the remaining $0.9 billion of the funds were repaid on December 30, 2009. The funds were due in April 2011 and bore interest at a variable London Interbank Offered Rate ("LIBOR")-plus rate or Base Rate as defined in the Agreement. The Company used the funds to finance day-to-day operations, to repay indebtedness maturing in the ordinary course of business and for other general corporate purposes.

In 2010, the Company replaced its Five Year Competitive Advance and Revolving Credit Facility Agreement, dated April 24, 2006, with a new $3 billion Three Year Competitive Advance and Revolving Credit Facility Agreement dated June 4, 2010 ("Revolving Credit Facility") with various U.S. and foreign banks. The Revolving Credit Facility had a maturity date of June 2013 and provided interest at a LIBOR-plus or Base Rate, as defined in the Revolving Credit Facility agreement.

On October 18, 2011, the Company entered into a new $5 billion Five Year Competitive Advance and Revolving Credit Facility Agreement (the "2011 Revolving Credit Facility") with various U.S. and foreign banks. The new agreement, which replaced the previous Revolving Credit Facility, has a maturity date in October 2016 and provides for interest at a LIBOR-plus rate or Base Rate as defined in the 2011 Revolving Credit Facility agreement. At December 31, 2011, the full $5 billion credit facility was available to the Company.

Financing Activities Related to the Acquisition of Rohm and Haas

Debt financing for the acquisition of Rohm and Haas was provided by a $9,226 million draw on a Term Loan Agreement dated September 8, 2008 ("Term Loan") on April 1, 2009. The original maturity date of the Term Loan was April 1, 2010, provided however, that the maturity date could have been extended for an additional year at the option of the Company, for a maximum outstanding balance of $8.0 billion. Prepaid up-front debt issuance costs of $304 million were paid. Amortization of the prepaid costs was accelerated concurrent with the repayment of the Term Loan. The Term Loan was repaid through a combination of proceeds obtained through asset sales and the issuance of debt and equity securities. At December 31, 2009, the Term Loan balance was zero and the Term Loan was terminated.

On May 7, 2009, the Company issued $6 billion of debt securities in a public offering. The offering included $1.75 billion aggregate principal amount of 7.6 percent notes due 2014; $3.25 billion aggregate principal amount of 8.55 percent notes due 2019; and $1 billion aggregate principal amount of 9.4 percent notes due 2039. Aggregate principal amount of $1.35 billion of the 8.55 percent notes due 2019 were offered by accounts and funds managed by Paulson & Co. Inc. and trusts created by members of the Haas family. These investors received notes from the Company in payment for 1.3 million shares of the Company's Perpetual Preferred Stock, Series B, at par plus accrued dividends (see Note V for further information). The Company used the net proceeds received from this offering for refinancing, renewals, replacements and refunding of outstanding indebtedness, including repayment of a portion of the Term Loan.

On August 4, 2009, the Company issued $2.75 billion of debt securities in a public offering. The offering included $1.25 billion aggregate principal amount of 4.85 percent notes due 2012; $1.25 billion aggregate principal amount of 5.90 percent notes due 2015; and $0.25 billion aggregate principal amount of LIBOR-plus based floating rate notes due 2011. The Company used the net proceeds received from this offering for refinancing, renewals, replacements and refunding of outstanding indebtedness, including repayment of a portion of the Term Loan.

The fair value of debt assumed from Rohm and Haas on April 1, 2009 of $2,576 million is reflected in the long-term debt table above. On August 21, 2009, the Company executed a buy-back of Euro 175 million of private placement debt acquired from Rohm and Haas and recognized a $56 million pretax loss on this early extinguishment, included in "Sundry income (expense) – net." On September 8, 2010, the Company concluded a tender offer for any and all of $145 million of debentures acquired from Rohm and Haas, due June 2020. As a result of the tender offer, the Company redeemed $123 million of the debentures and recognized a $46 million pretax loss on this early extinguishment, included in "Sundry income (expense) – net."

Debt Covenants and Default Provisions

The Company's outstanding debt of $21.1 billion has been issued under indentures which contain, among other provisions, covenants with which the Company must comply while the underlying notes are outstanding. Such covenants include obligations to not allow liens on principal U.S. manufacturing facilities, enter into sale and lease-back transactions with respect to principal U.S. manufacturing facilities, or merge or consolidate with any other corporation, or sell or convey all or substantially all of the Company's assets. The outstanding debt also contains customary default provisions. Failure of the Company to comply with any of these covenants could result in a default under the applicable indenture, which would allow the note holders to accelerate the due date of the outstanding principal and accrued interest on the subject notes.

The Company's primary credit agreements contain covenant and default provisions in addition to the covenants set forth above with respect to the Company's debt. Significant other covenants and default provisions related to these agreements include:

(a) the obligation to maintain the ratio of the Company's consolidated indebtedness to consolidated capitalization at no greater than 0.65 to 1.00 at any time the aggregate outstanding amount of loans under the Five Year Competitive Advance and Revolving Credit Facility dated October 18, 2011 equals or exceeds $500 million,

(b) a default if the Company or an applicable subsidiary fails to make any payment on indebtedness of $50 million or more when due, or any other default under the applicable agreement permits or results in the acceleration of $200 million or more of principal,

(c) a default if the Company or any applicable subsidiary fails to discharge or stay within 30 days after the entry of a final judgment of more than $200 million.

Failure of the Company to comply with any of the covenants or default provisions could result in a default under the applicable credit agreement which would allow the lenders to not fund future loan requests and to accelerate the due date of the outstanding principal and accrued interest on any outstanding loans.

At December 31, 2011, management believes the Company was in compliance with all of the covenants and default provisions referred to above.

NOTE Q – PENSION PLANS AND OTHER POSTRETIREMENT BENEFITS

Pension Plans

The Company has defined benefit pension plans that cover employees in the United States and a number of other countries. The U.S. qualified plan covering the parent company is the largest plan. Benefits for employees hired before January 1, 2008 are based on length of service and the employee's three highest consecutive years of compensation. Employees hired after January 1, 2008 earn benefits that are based on a set percentage of annual pay, plus interest.

The Company's funding policy is to contribute to the plans when pension laws and/or economics either require or encourage funding. In 2011, Dow contributed $806 million to its pension plans, including contributions to fund benefit payments for its non-qualified supplemental plans. Dow expects to contribute approximately $885 million to its pension plans in 2012.

The weighted-average assumptions used to determine pension plan obligations and net periodic benefit costs for the plans are provided in the two tables below:

Weighted-Average Assumptions for All Pension Plans	*Benefit Obligations at December 31*		*Net Periodic Costs for the Year*	
	2011	*2010*	*2011*	*2010*
Discount rate	4.93%	5.38%	5.38%	5.71%
Rate of increase in future compensation levels	4.14%	4.13%	4.16%	4.17%
Expected long-term rate of return on plan assets	—	—	7.86%	7.74%

Weighted-Average Assumptions for U.S. Pension Plans	*Benefit Obligations at December 31*		*Net Periodic Costs for the Year*	
	2011	*2010*	*2011*	*2010*
Discount rate	4.98%	5.51%	5.51%	5.97%
Rate of increase in future compensation levels	4.50%	4.50%	4.50%	4.50%
Expected long-term rate of return on plan assets	—	—	8.18%	8.16%

The Company determines the expected long-term rate of return on plan assets by performing a detailed analysis of key economic and market factors driving historical returns for each asset class and formulating a projected return based on factors in the current environment. Factors considered include, but are not limited to, inflation, real economic growth, interest rate yield, interest rate spreads, and other valuation measures and market metrics. The expected long-term rate of return for each asset class is then weighted based on the strategic asset allocation approved by the governing body for each plan. The Company's historical experience with the pension fund asset performance is also considered. A similar process is followed in determining the expected long-term rate of return for assets held in the Company's other postretirement benefit plan trusts. The discount rates utilized to measure the pension and other postretirement obligations of the U.S. qualified plans are based on the yield on high-quality fixed income investments at the measurement date. Future expected actuarially determined cash flows of Dow's major U.S. plans are matched against the Towers Watson RATE:Link yield curve (based on 60th to 90th percentile bond yields) to arrive at a single discount rate for each plan.

The accumulated benefit obligation for all defined benefit pension plans was $21.6 billion at December 31, 2011 and $20.1 billion at December 31, 2010.

Pension Plans with Accumulated Benefit Obligations in Excess of Plan Assets at December 31 In millions	*2011*	*2010*
Projected benefit obligations	$ 21,003	$ 18,424
Accumulated benefit obligations	$ 19,990	$ 17,571
Fair value of plan assets	$ 13,993	$ 12,912

In addition to the U.S. qualified defined benefit pension plan, U.S. employees may participate in defined contribution plans (Employee Savings Plans or 401(k) plans) by contributing a portion of their compensation, which is partially matched by the Company. Defined contribution plans also cover employees in some subsidiaries in other countries, including Australia, Brazil, Canada, Italy, Spain and the United Kingdom. Expense recognized for all defined contribution plans was $163 million in 2011, $184 million in 2010 and $156 million in 2009.

Other Postretirement Benefits

The Company provides certain health care and life insurance benefits to retired employees. The Company's plans outside of the United States are not significant; therefore, this discussion relates to the U.S. plans only. The plans provide health care benefits, including hospital, physicians' services, drug and major medical expense coverage, and life insurance benefits. In general, for employees hired before January 1, 1993, the plans provide benefits supplemental to Medicare when retirees are eligible for these benefits. The Company and the retiree share the cost of these benefits, with the Company portion increasing as the retiree has increased years of credited service, although there is a cap on the Company portion. The Company has the ability to change these benefits at any time. Employees hired after January 1, 2008 are not covered under the plans.

The Company funds most of the cost of these health care and life insurance benefits as incurred. In 2011, Dow did not make any contributions to its other postretirement benefit plan trusts. Likewise, Dow does not expect to contribute assets to its other postretirement benefits plan trusts in 2012.

The weighted-average assumptions used to determine other postretirement benefit obligations and net periodic benefit costs for the U.S. plans are provided below:

U.S. Plan Assumptions for Other Postretirement Benefits	*Benefit Obligations at December 31*		*Net Periodic Costs for the Year*	
	2011	*2010*	*2011*	*2010*
Discount rate	4.66%	5.15%	5.15%	5.69%
Expected long-term rate of return on plan assets	—	—	3.60%	4.35%
Initial health care cost trend rate	8.28%	8.70%	8.70%	9.13%
Ultimate health care cost trend rate	5.00%	5.00%	5.00%	5.00%
Year ultimate trend rate to be reached	2019	2019	2019	2019

Increasing the assumed medical cost trend rate by one percentage point in each year would decrease the accumulated postretirement benefit obligation at December 31, 2011 by $3 million and decrease the net periodic postretirement benefit cost for the year by less than $1 million. Decreasing the assumed medical cost trend rate by one percentage point in each year would increase the accumulated postretirement benefit obligation at December 31, 2011 by $25 million and the net periodic postretirement benefit cost for the year by $1 million.

Net Periodic Benefit Cost for All Significant Plans

	Defined Benefit Pension Plans			*Other Postretirement Benefits*		
In millions	*2011*	*2010*	*2009*	*2011*	*2010*	*2009*
Service cost	$ 347	$ 309	$ 270	$ 15	$ 15	$ 16
Interest cost	1,121	1,098	1,081	100	111	138
Expected return on plan assets	(1,305)	(1,212)	(1,254)	(6)	(10)	(17)
Amortization of prior service cost (credit)	28	28	31	(1)	—	(3)
Amortization of unrecognized loss (gain)	374	268	106	1	(1)	(1)
Curtailment/settlement/other (1)	(4)	11	13	—	3	—
Net periodic benefit cost	$ 561	$ 502	$ 247	$ 109	$ 118	$ 133

(1) Included $11 million of curtailment and settlement costs recorded in 2010 related to the divestiture of Styron (see Note E).

Other Changes in Plan Assets and Benefit Obligations Recognized in Other Comprehensive Income for All Significant Plans

	Defined Benefit Pension Plans			*Other Postretirement Benefits*		
In millions	*2011*	*2010*	*2009*	*2011*	*2010*	*2009*
Net loss (gain)	$ 2,009	$ 591	$ 804	$ 20	$ 59	$ (114)
Prior service cost	—	2	2	—	—	—
Amortization of prior service (cost) credit	(28)	(36)	(31)	1	(3)	3
Amortization of unrecognized (loss) gain	(370)	(271)	(119)	(1)	1	1
Total recognized in other comprehensive loss (income)	$ 1,611	$ 286	$ 656	$ 20	$ 57	$ (110)
Total recognized in net periodic benefit cost and other comprehensive loss	$ 2,172	$ 788	$ 903	$ 129	$ 175	$ 23

Change in Projected Benefit Obligations, Plan Assets and Funded Status of All Significant Plans

In millions	Defined Benefit Pension Plans		Other Postretirement Benefits	
Change in projected benefit obligations	*2011*	*2010*	*2011*	*2010*
Benefit obligations at beginning of year	$ 21,158	$ 19,914	$ 2,095	$ 2,079
Service cost	347	309	15	15
Interest cost	1,121	1,098	100	111
Plan participants' contributions	31	22	—	—
Amendments	—	2	—	—
Actuarial changes in assumptions and experience	1,562	1,133	20	68
Acquisition/divestiture/other activity	(20)	(53)	16	(1)
Benefits paid	(1,277)	(1,148)	(154)	(180)
Currency impact	(129)	(86)	(4)	3
Termination benefits/curtailment cost	(30)	(33)	—	—
Benefit obligations at end of year	$ 22,763	$ 21,158	$ 2,088	$ 2,095
Change in plan assets				
Fair value of plan assets at beginning of year	$ 15,851	$ 14,589	$ 238	$ 367
Actual return on plan assets	853	1,724	6	17
Currency impact	(121)	(28)	—	—
Employer contributions	806	708	(16)	(60)
Plan participants' contributions	31	22	—	—
Acquisition/divestiture/other activity	(24)	(16)	—	—
Benefits paid	(1,277)	(1,148)	(74)	(86)
Fair value of plan assets at end of year	$ 16,119	$ 15,851	$ 154	$ 238
Funded status at end of year	$ (6,644)	$ (5,307)	$ (1,934)	$ (1,857)
Net amounts recognized in the consolidated balance sheets at December 31:				
Noncurrent assets	$ 366	$ 235	$ —	$ —
Current liabilities	(64)	(58)	(82)	(88)
Noncurrent liabilities	(6,946)	(5,484)	(1,852)	(1,769)
Net amounts recognized in the consolidated balance sheets	$ (6,644)	$ (5,307)	$ (1,934)	$ (1,857)
Pretax amounts recognized in AOCI at December 31:				
Net loss (gain)	$ 8,335	$ 6,696	$ (7)	$ (26)
Prior service cost (credit)	154	182	(15)	(16)
Pretax balance in AOCI at end of year	$ 8,489	$ 6,878	$ (22)	$ (42)

In 2012, an estimated net loss of $547 million and prior service cost of $26 million for the defined benefit pension plans will be amortized from AOCI to net periodic benefit cost. In 2012, an estimated net loss of $2 million and prior service credit of $4 million for other postretirement benefit plans will be amortized from AOCI to net periodic benefit cost.

Estimated Future Benefit Payments

The estimated future benefit payments, reflecting expected future service, as appropriate, are presented in the following table:

Estimated Future Benefit Payments at December 31, 2011

In millions	*Defined Benefit Pension Plans*	*Other Postretirement Benefits*
2012	$ 1,326	$ 184
2013	1,184	181
2014	1,208	168
2015	1,238	163
2016	1,277	157
2017 through 2021	6,941	720
Total	$ 13,174	$ 1,573

Plan Assets

Plan assets consist mainly of equity and fixed income securities of U.S. and foreign issuers, and may include alternative investments such as real estate, private equity and absolute return strategies. At December 31, 2011, plan assets totaled $16.1 billion and included directly held Company common stock with a value of less than $1 million (less than 1 percent of total plan assets). At December 31, 2010, plan assets totaled $15.9 billion and included directly held Company common stock with a value of $13 million (less than 1 percent of total plan assets). In 2012, the Company expects to receive approximately $23 million from residual plan assets after the completion of a non-U.S. pension plan wind-up.

Investment Strategy and Risk Management for Plan Assets

The Company's investment strategy for the plan assets is to manage the assets in relation to the liability in order to pay retirement benefits to plan participants while minimizing cash contributions from the Company over the life of the plans. This is accomplished by identifying and managing the exposure to various market risks, diversifying investments across various asset classes and earning an acceptable long-term rate of return consistent with an acceptable amount of risk, while considering the liquidity needs of the plans.

The plans are permitted to use derivative instruments for investment purposes, as well as for hedging the underlying asset and liability exposure and rebalancing the asset allocation. The plans use value at risk, stress testing, scenario analysis and Monte Carlo simulations to monitor and manage both risk in the portfolios and surplus risk.

Equity securities primarily include investments in large- and small-cap companies located in both developed and emerging markets around the world. Fixed income securities include investment and non investment grade corporate bonds of companies diversified across industries, U.S. treasuries, non-U.S. developed market securities, U.S. agency mortgage-backed securities, emerging market securities and fixed income funds. Alternative investments primarily include investments in real estate, private equity limited partnerships and absolute return strategies. Other significant investment types include various insurance contracts; and interest rate, equity, commodity and foreign exchange derivative investments and hedges.

Strategic Weighted-Average Target Allocation of Plan Assets for All Significant Plans

Asset Category	*Target Allocation*
Equity securities	40%
Fixed Income securities	40%
Alternative investments	15%
Other investments	5%
Total	100%

Concentration of Risk

The Company mitigates the credit risk of investments by establishing guidelines with investment managers that limit investment in any single issue or issuer to an amount that is not material to the portfolio being managed. These guidelines are monitored for compliance both by the Company and external managers. Credit risk related to derivative activity is mitigated by utilizing multiple counterparties and through collateral support agreements.

The JP Morgan Federal Agency money market fund is utilized as the sweep vehicle for one of the largest U.S. plans, which from time to time can represent a significant investment. For one U.S. plan, approximately half of the liability is covered by a participating group annuity issued by Prudential Insurance Company.

The following tables summarize the bases used to measure the Company's pension plan assets at fair value for the years ended December 31, 2011 and 2010:

Basis of Fair Value Measurements of Pension Plan Assets at December 31, 2011 In millions	*Quoted Prices in Active Markets for Identical Items* *(Level 1)*	*Significant Other Observable Inputs* *(Level 2)*	*Significant Unobservable Inputs* *(Level 3)*	*Total*
Cash and cash equivalents	$ 52	$ 771	$ —	$ 823
Equity securities:				
U.S. equity (1)	$ 2,257	$ 184	$ 3	$ 2,444
Non-U.S. equity – developed countries	1,660	1,059	9	2,728
Emerging markets	415	414	4	833
Convertible bonds (2)	—	169	—	169
Equity derivatives	1	6	—	7
Total equity securities	$ 4,333	$ 1,832	$ 16	$ 6,181
Fixed income securities:				
U.S. government and municipalities	$ —	$ 1,181	$ 1	$ 1,182
U.S. agency and agency mortgage-backed securities	—	482	2	484
Corporate bonds – investment grade	—	1,461	—	1,461
Non-U.S. governments – developed countries	—	1,073	—	1,073
Non-U.S. corporate bonds – developed countries	—	664	—	664
Emerging market debt	—	54	—	54
Other asset-backed securities	—	147	15	162
High yield bonds	—	337	16	353
Other fixed income funds	—	268	66	334
Fixed income derivatives	—	167	—	167
Total fixed income securities	$ —	$ 5,834	$ 100	$ 5,934
Alternative investments:				
Real estate	$ 30	$ 29	$ 999	$ 1,058
Private equity	—	—	985	985
Absolute return	—	448	344	792
Total alternative investments	$ 30	$ 477	$ 2,328	$ 2,835
Other investments	$ —	$ 304	$ 42	$ 346
Total pension plan assets at fair value	$ 4,415	$ 9,218	$ 2,486	$ 16,119

(1) Included less than $1 million of the Company's common stock.
(2) In 2011, convertible bonds were moved from fixed income securities to equity securities for asset allocation purposes.

Basis of Fair Value Measurements of Pension Plan Assets at December 31, 2010 In millions	*Quoted Prices in Active Markets for Identical Items* *(Level 1)*	*Significant Other Observable Inputs* *(Level 2)*	*Significant Unobservable Inputs* *(Level 3)*	*Total*
Cash and cash equivalents	$ 56	$ 751	$ —	$ 807
Equity securities:				
U.S. equity (1)	$ 2,038	$ 167	$ —	$ 2,205
Non-U.S. equity – developed countries	2,300	932	—	3,232
Emerging markets	759	469	—	1,228
Equity derivatives	8	3	—	11
Total equity securities	$ 5,105	$ 1,571	$ —	$ 6,676
Fixed income securities:				
U.S. government and municipalities	$ —	$ 961	$ —	$ 961
U.S. agency and agency mortgage-backed securities	—	385	—	385
Corporate bonds – investment grade	—	1,313	—	1,313
Non-U.S. governments – developed countries	—	643	—	643
Non-U.S. corporate bonds – developed countries	—	897	—	897
Emerging market debt	—	51	—	51
Other asset-backed securities	—	217	13	230
Convertible bonds	32	385	—	417
High yield bonds	14	279	17	310
Other fixed income funds	—	208	20	228
Fixed income derivatives	—	(11)	—	(11)
Total fixed income securities	$ 46	$ 5,328	$ 50	$ 5,424
Alternative investments:				
Real estate	$ 29	$ 45	$ 727	$ 801
Private equity	—	—	997	997
Absolute return	—	395	303	698
Total alternative investments	$ 29	$ 440	$ 2,027	$ 2,496
Other investments	$ —	$ 408	$ 40	$ 448
Total pension plan assets at fair value	$ 5,236	$ 8,498	$ 2,117	$ 15,851

(1) Included $13 million of the Company's common stock.

For pension or other postretirement benefit plan assets classified as Level 1 measurements (measured using quoted prices in active markets), total fair value is either the price of the most recent trade at the time of the market close or the official close price, as defined by the exchange on which the asset is most actively traded on the last trading day of the period, multiplied by the number of units held without consideration of transaction costs.

For pension or other postretirement benefit plan assets classified as Level 2 measurements, where the security is frequently traded in less active markets, fair value is based on the closing price at the end of the period; where the security is less frequently traded, fair value is based on the price a dealer would pay for the security or similar securities, adjusted for any terms specific to that asset or liability. Market inputs are obtained from well-established and recognized vendors of market data and subjected to tolerance/quality checks. For derivative assets and liabilities, standard industry models are used to calculate the fair value of the various financial instruments based on significant observable market inputs, such as foreign exchange rates, commodity prices, swap rates, interest rates and implied volatilities obtained from various market sources.

Some pension or other postretirement benefit plan assets are held in funds where a net asset value is calculated based on the fair value of the underlying assets and the number of shares owned. The classification of the fund (Level 1, 2 or 3 measurements) is determined based on the classification of the significant holdings within the fund. For all other pension or other postretirement benefit plan assets for which observable inputs are used, fair value is derived through the use of fair value models, such as a discounted cash flow model or other standard pricing models.

For pension or other postretirement benefit plan assets classified as Level 3 measurements, total fair value is based on significant unobservable inputs including assumptions where there is little, if any, market activity for the investment. Investment managers or fund managers provide valuations of the investment on a monthly or quarterly basis. These valuations are reviewed for reasonableness based on applicable sector, benchmark and company performance. Adjustments to valuations are made where appropriate. Where available, audited financial statements are obtained and reviewed for the investments as support for the manager's investment valuation.

The following tables summarize the changes in fair value of Level 3 pension plan assets for the years ended December 31, 2010 and 2011:

Fair Value Measurement of Level 3 Pension Plan Assets In millions	*Equity Securities*	*Fixed Income Securities*	*Alternative Investments*	*Other Investments*	*Total*
Balance at January 1, 2010	$ —	$ 50	$ 1,458	$ 43	$ 1,551
Actual return on plan assets:					
Relating to assets sold during 2010	(3)	2	32	—	31
Relating to assets held at Dec 31, 2010	2	2	162	(1)	165
Purchases, sales and settlements	1	(6)	379	(2)	372
Transfers into Level 3, net	—	2	1	—	3
Foreign currency impact	—	—	(5)	—	(5)
Balance at December 31, 2010	$ —	$ 50	$ 2,027	$ 40	$ 2,117
Actual return on plan assets:					
Relating to assets sold during 2011	—	—	115	3	118
Relating to assets held at Dec 31, 2011	1	1	34	—	36
Purchases, sales and settlements	3	48	152	(1)	202
Transfers into Level 3, net	12	2	11	—	25
Foreign currency impact	—	(1)	(11)	—	(12)
Balance at December 31, 2011	$ 16	$ 100	$ 2,328	$ 42	$ 2,486

The following tables summarize the bases used to measure the Company's other postretirement benefit plan assets at fair value for the years ended December 31, 2011 and 2010:

Basis of Fair Value Measurements of Other Postretirement Benefit Plan Assets at December 31, 2011 In millions	*Quoted Prices in Active Markets for Identical Items (Level 1)*	*Significant Other Observable Inputs (Level 2)*	*Total*
Cash and cash equivalents	$ —	$ 63	$ 63
Equity securities (1, 2)	41	17	58
Fixed income securities (2)	—	33	33
Total assets at fair value	$ 41	$ 113	$ 154

(1) Included no common stock of the Company.

(2) In 2011, convertible bonds were moved from fixed income securities to equity securities for asset allocation purposes.

Basis of Fair Value Measurements of Other Postretirement Benefit Plan Assets at December 31, 2010 In millions	*Quoted Prices in Active Markets for Identical Items (Level 1)*	*Significant Other Observable Inputs (Level 2)*	*Total*
Cash and cash equivalents	$ —	$ 39	$ 39
Equity securities (1)	66	—	66
Fixed income securities	4	129	133
Total assets at fair value	$ 70	$ 168	$ 238

(1) Included no common stock of the Company.

NOTE R – LEASED PROPERTY

Leased Property

The Company routinely leases premises for use as sales and administrative offices, warehouses and tanks for product storage, motor vehicles, railcars, computers, office machines, and equipment under operating leases. In addition, the Company leases aircraft in the United States. At the termination of the leases, the Company has the option to purchase certain leased equipment and buildings based on a fair market value determination. In 2009, the Company purchased a previously leased ethylene plant in Canada for $713 million.

Rental expenses under operating leases, net of sublease rental income, were $437 million in 2011, $404 million in 2010 and $459 million in 2009. Future minimum rental payments under operating leases with remaining noncancelable terms in excess of one year are as follows:

Minimum Operating Lease Commitments at December 31, 2011 In millions	
2012	$ 223
2013	209
2014	176
2015	146
2016	126
2017 and thereafter	1,269
Total	$ 2,149

NOTE S – VARIABLE INTEREST ENTITIES

On January 1, 2010, the Company adopted ASU 2009-17, "Consolidations (Topic 810): Improvements to Financial Reporting by Enterprises Involved with Variable Interest Entities." ASU 2009-17 amended the consolidation guidance applicable to variable interest entities ("VIEs") and requires additional disclosures concerning an enterprise's continuing involvement with VIEs. The adoption of this guidance resulted in the January 1, 2010 consolidation of two additional joint ventures, an owner trust and an entity that is used to monetize accounts receivable. The Company elected prospective application of this guidance at adoption.

Consolidated Variable Interest Entities

The Company holds a variable interest in seven joint ventures for which the Company is the primary beneficiary.

Three of the joint ventures own and operate manufacturing and logistics facilities, which produce chemicals and provide services in Asia Pacific. The Company's variable interest in these joint ventures relates to arrangements between the joint ventures and the Company, involving the majority of the output on take-or-pay terms with pricing ensuring a guaranteed return to the joint ventures. In the third quarter of 2011, one of the joint ventures converted a note payable into cumulative perpetual preferred shares, which is included in "Noncontrolling interests" in the consolidated balance sheets and "Conversion of note payable to preferred shares of a subsidiary" in the consolidated statements of equity.

Another joint venture will construct, own and operate a membrane chlor-alkali facility to be located at the Company's Freeport, Texas integrated manufacturing complex. The Company's variable interests in this joint venture relate to equity options between the partners and a cost-plus off-take arrangement between the joint venture and the Company, involving proportional purchase commitments on take-or-pay terms and ensuring a guaranteed return to the joint venture. The Company will provide the joint venture with operation and maintenance services, utilities and raw materials; market the joint venture's co-products; and convert the other partner's proportional purchase commitments into ethylene dichloride under a tolling agreement. The joint venture is expected to begin operations in mid-2013.

The fifth joint venture was acquired through the acquisition of Rohm and Haas on April 1, 2009. This joint venture manufactures products in Japan for the semiconductor industry. Each joint venture partner holds several equivalent variable interests, with the exception of a royalty agreement held exclusively between the joint venture and the Company. In addition, the entire output of the joint venture is sold to the Company for resale to third-party customers.

The sixth joint venture is an ethylene storage joint venture located in Alberta, Canada. Previously accounted for as an equity method investment, the Company became the primary beneficiary upon execution of new storage cavern agreements in the second quarter of 2011. The Company's variable interests relate to arrangements involving a majority of the joint venture's storage capacity on take-or-pay terms with pricing ensuring a guaranteed return to the joint venture; and favorably priced leases provided to the joint venture. The Company provides the joint venture with operation and maintenance services and utilities.

The seventh joint venture is a development-stage enterprise located in Brazil that will produce ethanol from sugarcane and expand into downstream derivative products. The Company owned 100 percent of this entity until November 2011, when the Company sold a 50 percent interest to a third party. The Company's variable interests in this joint venture relate to an equity option between the partners and contractual arrangements limiting the partner's initial participation in the economics of certain assets and liabilities. Terms of the equity option require the Company to purchase the partner's equity investment at a fixed price if the partner elects to terminate a specific contract within 24 months of initial equity investment. Therefore, the Company has classified the partner's equity investment as "Redeemable Noncontrolling Interest" in the consolidated balance sheets. The joint venture is expected to begin operations in 2015.

The Company also holds a variable interest in an owner trust, for which the Company is the primary beneficiary. The owner trust leases an ethylene facility in The Netherlands to the Company, whereby substantially all of the rights and obligations of ownership are transferred to the Company. The Company's variable interest in the owner trust relates to a residual value guarantee provided to the owner trust. Upon expiration of the lease, which matures in 2014, the Company may purchase the facility for an amount based on a fair market value determination. At December 31, 2011, the Company had provided to the owner trust a residual value guarantee of $363 million, which represents the Company's maximum exposure to loss under the lease.

As the primary beneficiary of these VIEs, the entities' assets, liabilities and results of operations are included in the Company's consolidated financial statements. The other equity holders' interests are reflected in "Net income attributable to noncontrolling interests" in the consolidated statements of income and "Noncontrolling interests" in the consolidated balance sheets except as noted above. The following table summarizes the carrying amounts of these entities' assets and liabilities included in the Company's consolidated balance sheets at December 31, 2011 and 2010:

Assets and Liabilities of Consolidated VIEs at December 31 In millions	*2011*	*2010* (1)
Cash and cash equivalents (2)	$ 170	$ 145
Other current assets	104	83
Property	2,169	1,388
Other noncurrent assets	151	122
Total assets (3)	$ 2,594	$ 1,738
Current liabilities (nonrecourse 2011: $226; 2010: $190)	$ 226	$ 837
Long-term debt (nonrecourse 2011: $1,138; 2010: $167)	1,484	513
Other noncurrent liabilities (nonrecourse 2011: $86; 2010: $64)	86	64
Total liabilities	$ 1,796	$ 1,414

(1) December 31, 2010 values do not include assets and liabilities attributable to a development-stage enterprise located in Brazil that became a VIE in November 2011 and an ethylene storage joint venture located in Canada that became a VIE in the second quarter of 2011.

(2) Included $3 million at December 31, 2011 specifically restricted for the construction of a manufacturing facility.

(3) All assets were restricted at December 31, 2011 and December 31, 2010.

In addition, the Company holds a variable interest in an entity created to monetize accounts receivable of select European entities. The Company is the primary beneficiary of this entity as a result of holding subordinated notes while maintaining servicing responsibilities for the accounts receivable. The carrying amounts of assets and liabilities included in the Company's consolidated balance sheets pertaining to this entity, were current assets of $233 million (zero restricted) at December 31, 2011 ($158 million, zero restricted, at December 31, 2010) and current liabilities of less than $1 million (less than $1 million nonrecourse) at December 31, 2011 ($1 million, $1 million nonrecourse, at December 31, 2010).

Amounts presented in the consolidated balance sheets and the table above as restricted assets or nonrecourse obligations relating to consolidated VIEs at December 31, 2011 and 2010 are adjusted for intercompany eliminations, parental guarantees and residual value guarantees.

Nonconsolidated Variable Interest Entity
The Company holds a variable interest in a joint venture acquired through the acquisition of Rohm and Haas on April 1, 2009. The joint venture manufactures crude acrylic acid in the United States and Germany on behalf of the Company and the other joint venture partner. The variable interest relates to a cost-plus arrangement between the joint venture and each joint venture partner. The Company is not the primary beneficiary, as a majority of the joint venture's output is sold to the other joint venture partner; therefore, the entity is accounted for under the equity method of accounting. At December 31, 2011, the Company's investment in the joint venture was $144 million ($144 million at December 31, 2010), classified as "Investment in nonconsolidated affiliates" in the consolidated balance sheets, representing the Company's maximum exposure to loss.

NOTE T – STOCK-BASED COMPENSATION

The Company grants stock-based compensation to employees and non-employee directors in the form of the Employees' Stock Purchase Plan ("ESPP") and stock option plans, which include deferred and restricted stock. Information regarding these plans is provided below.

Accounting for Stock-Based Compensation
The Company grants stock-based compensation awards that vest over a specified period or upon employees meeting certain performance and/or retirement eligibility criteria. The fair value of equity instruments issued to employees is measured on the grant date. The fair value of liability instruments issued to employees (specifically, performance deferred stock awards, which are granted to executive employees subject to stock ownership requirements, that provide the recipient the option to elect to receive a cash payment equal to the value of the stock award on the date of delivery) is measured at the end of each quarter. The fair value of equity and liability instruments is expensed over the vesting period or, in the case of retirement, from the grant date to the date on which retirement eligibility provisions have been met and additional service is no longer required.

The Company uses a lattice-based option valuation model to estimate the fair value of stock options, the Black-Scholes option valuation model for subscriptions to purchase shares under the ESPP and Monte Carlo simulation for the market portion of performance deferred stock awards. The weighted-average assumptions used to calculate total stock-based compensation are included in the following table:

	2011	*2010*	*2009*
Dividend yield	2.5%	2.5%	3.8%
Expected volatility	34.61%	47.35%	43.78%
Risk-free interest rate	1.71%	1.28%	1.61%
Expected life of stock options granted during period (years)	7.4	6.5	6.25
Life of Employees' Stock Purchase Plan (months)	6	5	9

The dividend yield assumption for 2011 was based on a 20 percent/80 percent blend of the Company's current declared dividend as a percentage of the stock price on the grant date and a 10-year dividend yield average. The dividend yield assumption for 2010 was based on a 30 percent/70 percent blend. The dividend yield assumption for 2009 was based on a 10-year dividend yield average. The expected volatility assumption for 2011 and 2010 was based on an equal weighting of the historical daily volatility and current implied volatility from exchange-traded options for the contractual term of the options. The expected volatility assumption for 2009 was based entirely on historical daily volatility. The risk-free interest rate for all three years was based on the weighted-average of U.S. Treasury strip rates over the contractual term of the options. The expected life of stock options granted was based on an analysis of historical exercise patterns.

Employees' Stock Purchase Plan
On February 13, 2003, the Board of Directors authorized a 10-year ESPP, which was approved by stockholders at the Company's annual meeting on May 8, 2003. Under the 2011 annual offering, most employees were eligible to purchase shares of common stock of the Company valued at up to 10 percent of their annual base earnings. The value is determined using the plan price multiplied by the number of shares subscribed to by the employee. The plan price of the stock is set each year at no less than 85 percent of market price.

Employees' Stock Purchase Plan	2011	
Shares in thousands	*Shares*	*Exercise Price* (1)
Outstanding at beginning of year	—	—
Granted	10,831	$ 23.00
Exercised	(8,564)	$ 23.00
Forfeited/Expired	(2,267)	$ 23.00
Outstanding and exercisable at end of year	—	—

(1) Weighted-average per share

Additional Information about ESPP In millions, except per share amounts	*2011*	*2010*	*2009*
Weighted-average fair value per share of purchase rights granted	$ 11.39	$ 11.90	$ 1.00
Total compensation expense for ESPP	$ 123	$ 164	$ 10
Related tax benefit	$ 46	$ 61	$ 4
Total amount of cash received from the exercise of purchase rights	$ 197	$ 224	$ 137
Total intrinsic value of purchase rights exercised (1)	$ 98	$ 147	$ 38
Related tax benefit	$ 36	$ 54	$ 14

(1) Difference between the market price at exercise and the price paid by the employee to exercise the purchase rights.

Stock Option Plans

Under the 1988 Award and Option Plan (the "1988 Plan"), a plan approved by stockholders, the Company may grant options or shares of common stock to its employees subject to certain annual and individual limits. The terms of the grants are fixed at the grant date. At December 31, 2011, there were 24,319,212 shares available for grant under this plan.

Under the 1994 Non-Employee Directors' Stock Plan, the Company was previously allowed to grant up to 300,000 options to non-employee directors; however, no additional grants will be made under this plan. At December 31, 2011, there were 19,250 options outstanding under this plan.

Under the 1998 Non-Employee Directors' Stock Plan, the Company was previously allowed to grant up to 600,000 options to non-employee directors; however, no additional grants will be made under this plan. At December 31, 2011, there were 53,600 options outstanding under this plan.

The exercise price of each stock option equals the market price of the Company's stock on the date of grant. Options vest from one to three years, and have a maximum term of 10 years.

The following table provides stock option activity for 2011:

Stock Options	2011	
Shares in thousands	*Shares*	*Exercise Price* (1)
Outstanding at beginning of year	60,823	$ 33.85
Granted	10,607	$ 38.25
Exercised	(5,667)	$ 25.89
Forfeited/Expired	(2,059)	$ 40.54
Outstanding at end of year	63,704	$ 35.08
Remaining contractual life in years		5.46
Aggregate intrinsic value in millions	$ 173	
Exercisable at end of year	44,245	$ 37.30
Remaining contractual life in years		4.19
Aggregate intrinsic value in millions	$ 99	

(1) Weighted-average per share

Additional Information about Stock Options In millions, except per share amounts		2011		2010		2009
Weighted-average fair value per share of options granted	$	10.64	$	9.17	$	2.60
Total compensation expense for stock option plans	$	88	$	72	$	46
Related tax benefit	$	33	$	27	$	17
Total amount of cash received from the exercise of options	$	147	$	66	$	—
Total intrinsic value of options exercised (1)	$	66	$	30	$	—
Related tax benefit	$	24	$	11	$	—

(1) Difference between the market price at exercise and the price paid by the employee to exercise the options.

Total unrecognized compensation cost related to unvested stock option awards of $42 million at December 31, 2011 is expected to be recognized over a weighted-average period of 0.91 years.

Deferred and Restricted Stock

Under the 1988 Plan, the Company grants deferred stock to certain employees. The grants vest after a designated period of time, generally two to five years. The following table shows changes in nonvested deferred stock:

Deferred Stock	2011		
Shares in thousands	*Shares*		*Grant Date Fair Value* (1)
Nonvested at beginning of year	15,251	$	25.89
Granted	3,381	$	37.60
Vested	(3,302)	$	39.45
Canceled	(194)	$	26.95
Nonvested at end of year	15,136	$	25.53

(1) Weighted-average per share

Additional Information about Deferred Stock In millions, except per share amounts		2011		2010		2009
Weighted-average fair value per share of deferred stock granted	$	37.60	$	27.89	$	11.70
Total fair value of deferred stock vested and delivered (1)	$	123	$	38	$	20
Related tax benefit	$	46	$	14	$	7
Total compensation expense for deferred stock awards	$	124	$	123	$	80
Related tax benefit	$	46	$	46	$	30

(1) Includes the fair value of shares vested in prior years and delivered in the reporting year.

Total unrecognized compensation cost related to deferred stock awards of $82 million at December 31, 2011 is expected to be recognized over a weighted-average period of 0.86 years. At December 31, 2011, approximately 174,000 deferred shares with a grant date weighted-average fair value per share of $30.91 had previously vested, but were not issued. These shares are scheduled to be issued to employees within one to four years or upon retirement.

Also under the 1988 Plan, the Company has granted performance deferred stock awards that vest when the Company attains specified performance targets over a predetermined period, generally one to three years. Compensation expense related to performance deferred stock awards is recognized over the lesser of the service or performance period. Changes in the fair value of liability instruments are recognized as compensation expense each quarter. The following table shows the performance deferred stock awards granted:

Performance Deferred Stock Awards Shares in thousands	*Performance Period*	*Target Shares Granted* (1)		*Grant Date Fair Value* (2)
2011	January 1, 2011 – December 31, 2013	1,109	$	38.07
2010	January 1, 2010 – December 31, 2012	875	$	27.79
2009	October 1, 2009 – September 30, 2011	1,177	$	26.39
2009	January 1, 2009 – December 31, 2011	1,162	$	9.53

(1) At the end of the performance period, the actual number of shares issued can range from zero to 250 percent of the target shares granted.

(2) Weighted-average per share

The following table shows changes in nonvested performance deferred stock:

Performance Deferred Stock	*2011*	
Shares in thousands	*Target Shares Granted (1)*	*Grant Date Fair Value (2)*
Nonvested at beginning of year	3,132	$ 20.72
Granted	1,109	$ 38.07
Vested	(2,210)	$ 17.98
Canceled	(127)	$ 27.30
Nonvested at end of year	1,904	$ 33.57

(1) At the end of the performance period, the actual number of shares issued can range from zero to 250 percent of the target shares granted.
(2) Weighted-average per share

Additional Information about Performance Deferred Stock			
In millions	*2011*	*2010*	*2009*
Total fair value of performance deferred stock vested and delivered (1)	$ 77	$ 28	$ 1
Related tax benefit	$ 28	$ 10	$ —
Total compensation expense for performance deferred stock awards (2)	$ 36	$ 143	$ (7)
Related tax benefit	$ 13	$ 53	$ (2)

(1) Includes the fair value of shares vested in prior years and delivered in the reporting year.
(2) Compensation expense in 2010 included $25 million related to the modification of equity instruments to liability instruments for certain executive employees.

During 2011, the Company settled 1.2 million shares of performance deferred stock for $36 million in cash. During 2010, the Company settled 0.3 million shares of performance deferred stock for $8 million in cash. Total unrecognized compensation cost related to performance deferred stock awards of $8 million at December 31, 2011 is expected to be recognized over a weighted-average period of 0.83 years. At December 31, 2011, approximately 1.9 million performance deferred shares with a grant date weighted-average fair value of $9.53 per share were vested, but not issued. These shares are scheduled to be issued in April 2012.

In addition, the Company is authorized to grant up to 300,000 deferred shares of common stock to executive officers of the Company under the 1994 Executive Performance Plan.

Under the 2003 Non-Employee Directors' Stock Incentive Plan, a plan approved by stockholders, the Company may grant up to 1.5 million shares (including options, restricted stock and deferred stock) to non-employee directors over the 10-year duration of the program, subject to an annual aggregate award limit of 25,000 shares for each individual director. In 2011, 31,350 shares of restricted stock with a weighted-average fair value of $37.26 per share were issued under this plan. The restricted stock issued under this plan cannot be sold, assigned, pledged or otherwise transferred by the non-employee director, until the director is no longer a member of the Board.

NOTE U – PREFERRED SECURITIES OF SUBSIDIARIES

The following transaction was entered into for the purpose of providing diversified sources of funds to the Company.

In July 1999, Tornado Finance V.O.F., a former consolidated foreign subsidiary of the Company, issued $500 million of preferred securities in the form of preferred partnership units. The units provided a distribution of 7.965 percent, could be redeemed in 2009 or thereafter, and could be called at any time by the subsidiary. The distributions were included in "Net income attributable to noncontrolling interests" in the consolidated statements of income. On June 4, 2009, the preferred partner notified Tornado Finance V.O.F. that the preferred partnership units would be redeemed in full on July 9, 2009, as permitted by the terms of the partnership agreement. On July 9, 2009, the preferred partnership units and accrued dividends were redeemed for a total of $520 million. Upon redemption, Tornado Finance V.O.F. was dissolved.

NOTE V – REDEEMABLE PREFERRED STOCKS

Cumulative Perpetual Preferred Stock, Series B

With the April 1, 2009 acquisition of Rohm and Haas, certain trusts established by members of the Haas family (the "Haas Trusts") and Paulson & Co. Inc. ("Paulson") purchased from the Company Cumulative Perpetual Preferred Stock, Series B ("preferred series B") in the amount of 2.5 million shares (Haas Trusts – 1.5 million shares; Paulson – 1.0 million shares) for an aggregate price of $2.5 billion (Haas Trusts – $1.5 billion; Paulson – $1.0 billion). Under the terms of the preferred series B, the holders were entitled to cumulative dividends at a rate of 7 percent per annum in cash and 8 percent per annum either in cash or as an increase in the liquidation preference of the preferred series B, at the Company's option.

In May 2009, the Company entered into a purchase agreement with the Haas Trusts and Paulson, whereby the Haas Trusts and Paulson agreed to sell to the Company their shares of the preferred series B in consideration for shares of the Company's common stock and/or notes, at the discretion of the Company. Pursuant to the purchase agreement, the Company issued 83.3 million shares of its common stock to the Haas Trusts and Paulson in consideration for the purchase of 1.2 million shares of preferred series B held by the Haas Trusts and Paulson. In a separate transaction as part of a $6 billion offering of senior notes, the Company issued $1.35 billion aggregate principal amount of 8.55 percent notes due 2019 to the Haas Trusts and Paulson in consideration for the purchase of the remaining 1.3 million shares of preferred series B at par plus accrued dividends. Upon the consummation of these transactions, all shares of preferred series B were retired. For additional information concerning the common stock and debt issuances, see Notes P and W.

Cumulative Convertible Perpetual Preferred Stock, Series C

With the April 1, 2009 acquisition of Rohm and Haas, the Haas Trusts invested $500 million in Cumulative Convertible Perpetual Preferred Stock, Series C ("preferred series C"). Under the terms of the preferred series C, prior to June 8, 2009, the holders were entitled to cumulative dividends at a rate of 7 percent per annum in cash and 8 percent per annum either in cash or as an increase in the liquidation preference of the preferred series C, at the Company's option. On and after June 8, 2009, the Company would have been required to pay cumulative dividends of 12 percent per annum in cash.

The preferred series C shares would automatically convert to common stock on the date immediately following the ten full trading days commencing on the date on which there was an effective shelf registration statement relating to the common stock underlying the preferred series C, if such registration statement was effective prior to June 8, 2009. On May 26, 2009, the Company entered into an underwriting agreement and filed the corresponding shelf registration statement to effect the conversion of preferred series C into the Company's common stock in accordance with the terms of the preferred series C. Under the terms of the preferred series C, the shares of preferred series C would convert into shares of the Company's common stock at a conversion price per share of common stock based upon 95 percent of the average of the common stock volume-weighted average price for the ten trading days preceding the conversion. After ten full trading days and upon the automatic conversion of the preferred series C, the Company issued 31.0 million shares of the Company's common stock to the Haas Trusts on June 9, 2009, and all shares of preferred series C were retired (see Note W).

NOTE W – STOCKHOLDERS' EQUITY

Cumulative Convertible Perpetual Preferred Stock, Series A

Equity securities in the form of Cumulative Convertible Perpetual Preferred Stock, Series A ("preferred series A") were issued on April 1, 2009 to Berkshire Hathaway Inc. in the amount of $3 billion (3 million shares) and the Kuwait Investment Authority in the amount of $1 billion (1 million shares). The Company will pay cumulative dividends on preferred series A at a rate of 8.5 percent per annum in either cash, shares of common stock, or any combination thereof, at the option of the Company. Dividends may be deferred indefinitely, at the Company's option. If deferred, common stock dividends must also be deferred. Any past due and unpaid dividends will accrue additional dividends at a rate of 10 percent per annum, compounded quarterly. If dividends are deferred for any six quarters, the preferred series A shareholders may elect two directors to the Company's Board of Directors until all past due dividends are paid. Ongoing dividends related to preferred series A are $85 million per quarter; no dividends had been deferred at December 31, 2011.

Shareholders of preferred series A may convert all or any portion of their shares, at their option, at any time, into shares of the Company's common stock at an initial conversion rate of 24.2010 shares of common stock for each share of preferred series A. Under certain circumstances, the Company will be required to adjust the conversion rate. On or after the fifth anniversary of the issuance date, if the common stock price exceeds $53.72 per share for any 20 trading days in a consecutive 30-day window, the Company may, at its option, at any time, in whole or in part, convert preferred series A into common stock at the then applicable conversion rate. Upon conversion, accrued and unpaid dividends will be payable, at the option of the Company, in either cash, shares of common stock, or any combination thereof.

Common Stock
On May 6, 2009, the Company launched a public offering of 150.0 million shares of its common stock at a price of $15.00 per share. Included in the 150.0 million shares offered to the public were 83.3 million shares issued to the Haas Trusts and Paulson in consideration for shares of preferred series B held by the Haas Trusts and Paulson (see Note V). Gross proceeds were $2,250 million, of which the Company's net proceeds (after underwriting discounts and commissions) were $966 million for the sale of the Company's 66.7 million shares.

On May 26, 2009, the Company entered into an underwriting agreement and filed the corresponding shelf registration statement to effect the conversion of the preferred series C into shares of the Company's common stock (see Note V). On June 9, 2009, following the end of the sale period and determination of the share conversion amount, the Company issued 31.0 million shares to the Haas Trusts.

The Company issues common stock shares out of treasury stock or as new common stock shares for purchases under the Employees' Stock Purchase Plan, for options exercised and for the release of deferred and restricted stock. The number of new common stock shares issued to employees and non-employee directors under the Company's stock-based compensation programs was 12.2 million in 2011 and 10.0 million in 2010. No new common shares were issued to employees in 2009, as all share issuances were satisfied from treasury stock.

Retained Earnings
There are no significant restrictions limiting the Company's ability to pay dividends.

Undistributed earnings of nonconsolidated affiliates included in retained earnings were $2,373 million at December 31, 2011 and $2,264 million at December 31, 2010.

Employee Stock Ownership Plan
The Company has the Dow Employee Stock Ownership Plan (the "ESOP"), which is an integral part of The Dow Chemical Company Employees' Savings Plan (the "Plan"). A significant majority of full-time employees in the United States are eligible to participate in the Plan. The Company uses the ESOP to provide the Company's matching contribution in the form of the Company's stock to Plan participants.

In connection with the acquisition of Rohm and Haas (see Note D), $552 million in cash was paid to the Rohm and Haas Company Employee Stock Ownership Plan (the "Rohm and Haas ESOP") for 7.0 million shares of Rohm and Haas common stock held by the Rohm and Haas ESOP on April 1, 2009. On the date of the acquisition, the Rohm and Haas ESOP was merged into the Plan, and the Company assumed the $78 million balance of debt at 9.8 percent interest with final maturity in 2020 that was used to finance share purchases by the Rohm and Haas ESOP in 1990. The outstanding balance of the debt was $57 million at December 31, 2011 and $64 million at December 31, 2010.

On May 11, 2009, the Company sold 36.7 million shares of common stock (from treasury stock) to the ESOP at a price of $15.0561 per share for a total of $553 million. The treasury stock was carried at an aggregate historical cost of $1,529 million.

Dividends on unallocated shares held by the ESOP are used by the ESOP to make debt service payments and to purchase additional shares if dividends exceed the debt service payments. Dividends on allocated shares are used by the ESOP to make debt service payments to the extent needed; otherwise, they are paid to the Plan participants. Shares are released for allocation to participants based on the ratio of the current year's debt service to the sum of the principal and interest payments over the life of the loan. The shares are allocated to Plan participants in accordance with the terms of the Plan.

Compensation expense for allocated shares is recorded at the fair value of the shares on the date of allocation. ESOP shares that have not been released or committed to be released are not considered outstanding for purposes of computing basic and diluted earnings per share.

Compensation expense for ESOP shares allocated to plan participants was $102 million in 2011, $81 million in 2010 and $48 million in 2009. At December 31, 2011, 14.9 million shares out of a total 43.6 million shares held by the ESOP had been allocated to participants' accounts; 1.1 million shares were released but unallocated; and 27.6 million shares, at a fair value of $793 million, were considered unearned.

Treasury Stock
The total number of treasury shares purchased by the Company, primarily shares received from employees and non-employee directors to pay taxes owed to the Company as a result of the exercise of stock options or the delivery of deferred stock, was 0.5 million in 2011, 0.5 million in 2010 and 0.5 million in 2009.

The Company issues shares for options exercised as well as for the release of deferred and restricted stock out of treasury stock or as new common stock shares. The number of treasury shares issued to employees and non-employee directors under the Company's option and purchase programs was 5.6 million in 2011, 7.5 million in 2010 and 8.7 million in 2009.

Reserved Treasury Stock at December 31 Shares in millions	*2011*	*2010*	*2009*
Stock option and deferred stock plans	—	5.1	12.2

On May 11, 2009, the Company sold 36.7 million shares from treasury stock to the ESOP.

NOTE X – INCOME TAXES

Operating loss carryforwards amounted to $4,859 million at December 31, 2011 and $4,572 million at December 31, 2010. At December 31, 2011, $644 million of the operating loss carryforwards were subject to expiration in 2012 through 2016. The remaining operating loss carryforwards expire in years beyond 2016 or have an indefinite carryforward period. Tax credit carryforwards at December 31, 2011 amounted to $403 million ($479 million at December 31, 2010), net of uncertain tax positions, of which $5 million is subject to expiration in 2012 through 2016. The remaining tax credit carryforwards expire in years beyond 2016.

Undistributed earnings of foreign subsidiaries and related companies that are deemed to be permanently invested amounted to $10,073 million at December 31, 2011, $9,798 million at December 31, 2010 and $8,707 million at December 31, 2009. It is not practicable to calculate the unrecognized deferred tax liability on those earnings.

The Company had valuation allowances that primarily related to the realization of recorded tax benefits on tax loss carryforwards from operations in the United States, Brazil and Asia Pacific of $1,152 million at December 31, 2011 and $682 million at December 31, 2010.

The tax rate for 2011 was negatively impacted by a $264 million valuation allowance recorded in the fourth quarter of 2011. The valuation allowance was recorded against the deferred tax assets of two Dow entities in Brazil. As a result of the global recession in 2008-2009, coupled with rapidly deteriorating isocyanate industry conditions and increasing local costs, these two entities were in a three-year cumulative pretax operating loss position at December 31, 2011. While the Company expects to realize the tax loss carryforwards generated by these operating losses based on several factors - including forecasted margin expansion resulting from improving economic conditions, higher industry growth rates in Brazil, improving Dow operating rates, and a restructuring of legal entities to maximize the use of existing tax loss carryforwards - Dow was unable to overcome the negative evidence of recent cumulative operating losses; and at December 31, 2011, the Company could not assert it was more likely than not that it will realize its deferred tax assets in the two Brazilian entities. Accordingly, the Company established the valuation allowance against the deferred tax assets of these companies in the fourth quarter of 2011. If in the future, as a result of the Company's plans and expectations, one or both of these entities generates sufficient profitability such that the evaluation of the recoverability of the deferred tax assets changes, the valuation allowance could be reversed in whole or in part in a future period.

The tax rate for 2011 was positively impacted by a high level of equity earnings as a percentage of total earnings, earnings in foreign locations taxed at rates less than the U.S. statutory rate, the sale of a contract manufacturing subsidiary and the reorganization of a joint venture. These factors, combined with the Brazil valuation allowance, resulted in an effective tax rate of 22.7 percent for 2011.

The tax rate for 2010 was positively impacted by a high level of equity earnings as a percentage of total earnings, the release of a tax valuation allowance, a tax law change, and improved financial results in jurisdictions with tax rates that are lower than the U.S. statutory rate. These factors resulted in an effective tax rate of 17.2 percent for 2010.

The tax rate for 2009 was reduced by several factors: a significantly higher level of equity earnings as a percent of total earnings, favorable accrual-to-return adjustments in various geographies, the recognition of domestic losses and an improvement in financial results in jurisdictions with tax rates that are lower than the U.S. statutory rate. These factors resulted in an effective tax rate of negative 20.7 percent for 2009.

Domestic and Foreign Components of Income from Continuing Operations Before Income Taxes			
In millions	*2011*	*2010*	*2009*
Domestic	$ 386	$ (821)	$ (290)
Foreign	3,215	3,623	759
Total	$ 3,601	$ 2,802	$ 469

Reconciliation to U.S. Statutory Rate			
In millions	*2011*	*2010*	*2009*
Taxes at U.S. statutory rate	$ 1,260	$ 981	$ 164
Equity earnings effect	(459)	(272)	(266)
Foreign income taxed at rates other than 35% (1)	(242)	(262)	(121)
U.S. tax effect of foreign earnings and dividends	218	118	210
Goodwill impairment losses	—	—	3
Change in valuation allowances	367	(34)	9
Unrecognized tax benefits	35	(52)	21
Federal tax accrual adjustments	8	(13)	(119)
Sale of a contract manufacturing subsidiary (2)	(231)	—	—
Joint venture reorganization	(95)	—	—
Other – net	(44)	15	2
Total tax provision (credit)	$ 817	$ 481	$ (97)
Effective tax rate	22.7%	17.2%	(20.7)%

(1) Includes the tax provision for statutory taxable income in foreign jurisdictions for which there is no corresponding amount in "Income from Continuing Operations Before Income Taxes."

(2) The Company recognized a tax benefit of $231 million related to the sale of a contract manufacturing subsidiary, which was reduced by a $95 million valuation allowance.

Provision (Credit) for Income Taxes	*2011*			*2010*			*2009*		
In millions	*Current*	*Deferred*	*Total*	*Current*	*Deferred*	*Total*	*Current*	*Deferred*	*Total*
Federal	$ 36	$ (244)	$ (208)	$ (576)	$ 445	$ (131)	$ 65	$ (538)	$ (473)
State and local	12	(13)	(1)	(36)	(21)	(57)	27	(15)	12
Foreign	768	258	1,026	765	(96)	669	463	(99)	364
Total	$ 816	$ 1	$ 817	$ 153	$ 328	$ 481	$ 555	$ (652)	$ (97)

The provision for income taxes attributable to discontinued operations (domestic) was $65 million for 2009 (see Note E). The Company did not report discontinued operations in 2011 and 2010.

Deferred Tax Balances at December 31	*2011*		*2010*	
In millions	*Deferred Tax Assets* (1)	*Deferred Tax Liabilities*	*Deferred Tax Assets* (1)	*Deferred Tax Liabilities*
Property	$ 102	$ 2,265	$ 629	$ 3,084
Tax loss and credit carryforwards	2,294	—	1,957	—
Postretirement benefit obligations	3,916	1,184	3,282	1,099
Other accruals and reserves	1,954	604	2,101	545
Intangibles	152	1,076	182	1,615
Inventory	229	289	149	277
Long-term debt	—	726	3	393
Investments	186	183	174	136
Other – net	1,185	729	986	342
Subtotal	$ 10,018	$ 7,056	$ 9,463	$ 7,491
Valuation allowances	(1,152)	—	(682)	—
Total	$ 8,866	$ 7,056	$ 8,781	$ 7,491

(1) Included in current deferred tax assets are prepaid tax assets totaling $210 million in 2011 and $100 million in 2010.

Uncertain Tax Positions

At December 31, 2011, the total amount of unrecognized tax benefits was $339 million ($319 million at December 31, 2010), of which $319 million would impact the effective tax rate, if recognized ($297 million at December 31, 2010).

Interest and penalties associated with uncertain tax positions are recognized as components of the "Provision (Credit) for income taxes," and totaled $21 million in 2011, $6 million in 2010 and $10 million in 2009. The Company's accrual for interest and penalties was $66 million at December 31, 2011 and $58 million at December 31, 2010.

Total Gross Unrecognized Tax Benefits In millions	*2011*	*2010*	*2009*
Balance at January 1	$ 319	$ 650	$ 736
Increases related to positions taken on items from prior years	5	8	57
Decreases related to positions taken on items from prior years	(11)	(33)	(25)
Increases related to positions taken in the current year	70	24	71
Settlement of uncertain tax positions with tax authorities	(21)	(300)	(172)
Decreases due to expiration of statutes of limitations	(23)	(30)	(17)
Balance at December 31	$ 339	$ 319	$ 650

The Company is currently under examination in a number of tax jurisdictions. It is reasonably possible that these examinations may be resolved within twelve months. As a result, it is reasonably possible that the total gross unrecognized tax benefits of the Company at December 31, 2011 may be reduced in the next twelve months by approximately $45 million to $90 million as a result of these resolved examinations. The impact on the Company's results of operations is not expected to be material.

Tax years that remain subject to examination for the Company's major tax jurisdictions are shown below:

Tax Years Subject to Examination by Major Tax Jurisdiction at December 31

	Earliest Open Year	
Jurisdiction	*2011*	*2010*
Argentina	2005	2004
Brazil	2007	2005
Canada	2008	2006
France	2009	2008
Germany	2002	2002
Italy	2005	2005
The Netherlands	2011	2009
Spain	2008	2004
Switzerland	2009	2008
United Kingdom	2008	2008
United States:		
Federal income tax	2004	2004
State and local income tax	2004	1996

The reserve for non-income tax contingencies related to issues in the United States and foreign locations was $134 million at December 31, 2011 and $156 million at December 31, 2010. This is management's best estimate of the potential liability for non-income tax contingencies. Inherent uncertainties exist in estimates of tax contingencies due to changes in tax law, both legislated and concluded through the various jurisdictions' tax court systems. It is the opinion of the Company's management that the possibility is remote that costs in excess of those accrued will have a material impact on the Company's consolidated financial statements.

NOTE Y – OPERATING SEGMENTS AND GEOGRAPHIC AREAS

Beginning in the third quarter of 2011, the Company changed its reportable segments due to recent changes in the Company's organization. Following are the new segments:

- Electronic and Functional Materials
- Coatings and Infrastructure Solutions
- Agricultural Sciences
- Performance Materials
- Performance Plastics
- Feedstocks and Energy

The reporting changes are reflected in the following Corporate Profile and segment information for all periods presented.

Dow is a diversified, worldwide manufacturer and supplier of products used primarily as raw materials in the manufacture of customer products and services. The Company serves the following industries: appliance; automotive; agricultural; building and construction; chemical processing; electronics; furniture; housewares; oil and gas; packaging; paints, coatings and adhesives; personal care; pharmaceutical; processed foods; pulp and paper; textile and carpet; utilities; and water treatment.

Dow conducts its worldwide operations through global businesses, which are reported in six operating segments. The Company's operating segments are Electronic and Functional Materials, Coatings and Infrastructure Solutions, Agricultural Sciences, Performance Materials, Performance Plastics, and Feedstocks and Energy. Corporate contains the reconciliation between the totals for the reportable segments and the Company's totals and includes research and other expenses related to new business development activities, and other corporate items not allocated to the reportable operating segments.

The Company uses EBITDA (which Dow defines as earnings (i.e., "Net Income from Continuing Operations") before interest, income taxes, depreciation and amortization) as its measure of profit/loss for segment reporting purposes. EBITDA by operating segment includes all operating items relating to the businesses, except depreciation and amortization; items that principally apply to the Company as a whole are assigned to Corporate. See table toward the end of this footnote for depreciation and amortization by segment, as well as a reconciliation of EBITDA to "Income from Continuing Operations Before Income Taxes."

The Corporate Profile included below describes the operating segments, and the types of products and services from which their revenues are derived.

Corporate Profile
Dow combines the power of science and technology to passionately innovate what is essential to human progress, connecting chemistry and innovation with the principles of sustainability to help address many of the world's most challenging problems such as the need for clean water, affordable housing, healthy foods and renewable energy. Dow's diversified portfolio delivers a broad range of technology-based products and solutions to customers in approximately 160 countries and in high growth sectors such as electronics, water, energy, coatings and agriculture. In 2011, Dow had annual sales of $60.0 billion and employed approximately 52,000 people worldwide. The Company's more than 5,000 products are manufactured at 197 sites in 36 countries across the globe. The following descriptions of the Company's six operating segments include a representative listing of products for each business.

ELECTRONIC AND FUNCTIONAL MATERIALS
Applications: chemical mechanical planarization • chemical processing aids and intermediates • electronic displays • food and pharmaceutical processing and ingredients • home and personal care ingredients • hygiene and infection control • photolithography • printed circuit boards • process and materials preservation • semiconductor packaging • electronic and industrial finishing

Dow Electronic Materials is a leading global supplier of materials for chemical mechanical planarization (CMP); materials used in the production of electronic displays, including brightness films, diffusers, metalorganic light emitting diode (LED) precursors and organic light emitting diode (OLED) materials; products and technologies that drive leading edge semiconductor design; materials used in the fabrication of printed circuit boards; and integrated metallization processes critical for interconnection, corrosion resistance, metal finishing and decorative applications. These enabling materials are found in applications such as consumer electronics, flat panel displays and telecommunications. Dow Electronic Materials includes Display Technologies, Growth Technologies, Interconnect Technologies and Semiconductor Technologies.

- **Products**: ACuPLANE™ CMP slurries; AR™ antireflective coatings; AUROLECTROLESS™ immersion gold process; COPPER GLEAM™ acid copper plating products; CYCLOTENE™ advanced electronics resins; MICROFILL™ EVF Copper Via Fill; ENLIGHT™ products for photovoltaic manufacturers; EPIC™ immersion photoresists; INTERVIA™ photodielectrics for advanced packaging; OPTOGRADE™ metalorganic precursors; SOLDERON™ BP Tin Silver for lead-free wafer bumping; VISIONPAD™ CMP pads

Functional Materials is a portfolio of businesses characterized by a vast global footprint, a broad array of unique chemistries, multi-functional ingredients and technology capabilities, combined with key positions in the pharmaceuticals; food, home and personal care; and industrial specialty industries. These technology capabilities and market platforms enable the businesses to develop innovative solutions that address modern societal needs for clean water and air; material preservation; and improved health care, disease prevention, nutrition and wellness. Functional Materials includes Dow Home and Personal Care, Dow Microbial Control, Dow Wolff Cellulosics and Performance Additives.

- **Products and Services**: Acrolein derivatives; ACUDYNE™ hair fixative resins; ACULYN™ rheology modifiers; ACUMER™ scale inhibitors and dispersants; ACUSOL™ detergent polymers, dispersants, opacifiers and rheology modifiers; AMBERCHROM™ chromatography resins; ANGUS™ nitroalkanes and derivatives; AQUCAR™ water treatment microbiocides; ASC METATIN™ dimethyltin catalyst; AUTOMATE™ liquid dyes; BIOBAN™ biocide for material preservation; CELLOSIZE™ hydroxyethyl cellulose; CLEAR+STABLE™ carboxymethyl cellulose; Divinylbenzene; DUOLITE™ pharmaceutical grade resins; DURAGREEN™ and DURAPLUS™ floor care polymers; ECOSMOOTH™ silk conditioning polymers; ECOSURF™ biodegradable surfactants; ETHOCEL™ ethylcellulose polymers; GLUTEX™ sanitizers and cleaners; KATHON™ preservatives; KLARIX™ algicides; METHOCEL™ cellulose ethers; NEOLONE™ preservatives for personal care; OPULYN™ opacifiers; POLYOX™ water-soluble resins; PRIMENE™ amines; Quaternaries; SATISFIT™ Weight Care Technology; SILVADUR™ antimicrobial; Sodium borohydride products; SOFTCAT™ polymers; SOLTERRA™ Boost inorganic SPF booster; SOLTEX™ waterproofing polymer; SUNSPHERES™ SPF boosters; UCARE™ polymers; UCARHIDE™ opacifier; UCON™ fluids; VENPURE™ reducing agents;

VERSENE™ chelating agents; Vinylbenzyl chloride; VINYZENE™ antimicrobials for plastics; WALOCEL™ cellulose polymers; WALSRODER™ nitrocellulose; ZinClear™ IM zinc oxide dispersions

The Electronic and Functional Materials segment also includes a portion of the Company's share of the results of Dow Corning Corporation, a joint venture of the Company.

COATINGS AND INFRASTRUCTURE SOLUTIONS
Applications: building and construction, insulation and weatherization, adhesives and sealants • cellulosic-based construction additives • construction materials (vinyl siding, vinyl windows, vinyl fencing) • solar shingles • flexible and rigid packaging • general mortars and concrete, cement modifiers and plasters, tile adhesives and grouts • house and traffic paints • metal coatings • pipeline coatings • transportation and corrosion protection • water purification

Dow Building and Construction is comprised of three global businesses - Dow Building Solutions, Dow Construction Chemicals and Dow Solar Solutions - that offer extensive lines of industry-leading insulation, housewrap, sealant and adhesive products and systems, as well as construction chemical solutions and building-integrated photovoltaics. Through its strong sales support, customer service and technical expertise, Dow Building Solutions provides meaningful solutions for improving the energy efficiency in homes and buildings today, while also addressing the industry's emerging needs and demands. Dow Construction Chemicals provides solutions for increased durability, greater water resistance and lower systems costs. As a leader in insulation solutions, the business' products help curb escalating utility bills, reduce a building's carbon footprint and provide a more comfortable indoor environment. Dow Solar Solutions is focused on developing the next generation of solar energy products to help solve global energy challenges.

- **Products**: AQUASET™ acrylic thermosetting resins; CELLOSIZE™ hydroxyethyl cellulose; DOW™ latex powders; FROTH-PAK™ polyurethane spray foam; GREAT STUFF™ polyurethane foam sealant; INSTA-STIK™ roof insulation adhesive; METHOCEL™, WALOCEL™ and CELLOSIZE™ cellulose ethers; DOW POWERHOUSE™ solar shingle; RHOPLEX™ and PRIMAL™ acrylic polymer emulsions; STYROFOAM™ brand insulation products (including extruded polystyrene and polyisocyanurate rigid foam sheathing products); THERMAX™ insulation; TILE BOND™ roof tile adhesive; WEATHERMATE™ weather barrier solutions (housewraps, sill pans, flashings and tapes)

Dow Coating Materials is the world's largest supplier of raw materials for architectural paints and industrial coatings. The business manufactures and delivers solutions that leverage high quality, technologically advanced product offerings for architectural paint and coatings, as well as, industrial coatings applications, including packaging, pipelines, wood, automotive, marine, maintenance and protective industries. The business is also the leader in the conversion of solvent to water-based technologies, which enable customers to offer more environmentally friendly products, including low volatile organic compound (VOC) paints and other sustainable coatings.

- **Products:** ACRYSOL™ Rheology Modifiers; AVANSE™, PRIMAL™, RHOPLEX™ and ROVACE™ Multi-functional Acrylic Binders; D.E.N.™ and D.E.R.™ Liquid and Epoxy Resins; DESIGNED DIFFUSION™ Technology for low-VOC wood and metal specialty coatings; DOWFAX™, ECOSURF™, TERGITOL™ and TRITON™ Surfactants; EVOQUE™ Pre-Composite Polymer Technology; ROPAQUE™ Opaque Polumers for advanced hiding; FASTRACK™ Binders for waterborne traffic paints; FORMASHIELD™ Formaldehyde-Abatement Technology; MAINCOTE™ Waterborne Acrylics; OUDRA™ for marine and protective coatings; PARALOID™ Solvent-borne Acrylics; ROPAQUE™ EZ Clean Technology for household stain resistance; TAMOL™ and OROTAN™ Dispersants; and VERSAIR™ Low VOC/Low Odor Technology

Dow Water and Process Solutions is a leading water purification and separation technology supplier, developing cost-effective technologies for water purification, desalination and separation solutions for specialty applications that make water safer, cleaner and more available; food better tasting; and pharmaceuticals more effective.

- **Products:** ADSORBSIA™ titanium-based media; AMBERJET™, AMBERLITE™, AMBERLYST™ and DOWEX™ ion exchange resins; AMBERLYST™ and DOWEX™ catalysts; DOW™ electrodeionization; DOW™ ultrafiltration; DOWEX OPTIPORE™ polymeric adsorbent resins; FILMTEC™ reverse osmosis and nanofiltration membrane elements

The **Performance Monomers** business produces specialty monomer products that are sold externally as well as consumed internally as building blocks used in downstream polymer businesses. The business' products are used in several applications, including cleaning materials, personal care products, paints, coatings and inks.

- **Products:** Acrylic acid/acrylic esters; ACUMER™, ACUSOL™, DURAMAX™, OPTIDOSE™, ROMAX™ and TAMOL™ dispersants; Methyl methacrylate

The Coatings and Infrastructure Solutions segment also includes a portion of the Company's share of the results of Dow Corning Corporation, a joint venture of the Company.

AGRICULTURAL SCIENCES
Applications: agricultural crop protection and pest management • seeds, traits (genes) and oils

Dow AgroSciences is a global leader in providing agricultural crop protection and plant biotechnology products, pest management solutions and healthy oils. The business invents, develops, manufactures and markets products for use in agriculture, industrial and commercial pest management, and food service.

- **Products**: AGROMEN™ seeds; BRODBECK™ seeds; CLINCHER™ herbicide; DAIRYLAND SEED™; DELEGATE™ insecticide; DITHANE™ fungicide; FORTRESS™ fungicide; GARLON™ herbicide; GLYPHOMAX™ herbicide; GRAND VALLEY HYBRIDS; GRANITE™ herbicide, HERCULEX™ I, HERCULEX™ RW and HERCULEX™ XTRA insect protection; HYLAND SEEDS™; KEYSTONE™ herbicides; LAREDO™ fungicide; LONTREL™ herbicide; LORSBAN™ insecticides; MILESTONE™ herbicide; MUSTANG™ herbicide; MYCOGEN™ seeds; NEXERA™ canola and sunflower seeds; PFISTER SEEDS™; PHYTOGEN™ cottonseeds; PRAIRIE BRAND SEEDS™; PROFUME™ gas fumigant; REFUGE ADVANCED™ powered by SmartStax®; RENZE SEEDS™; SENTRICON™ termite colony elimination system; SIMPLICITY™ herbicide; STARANE™ herbicide; TELONE™ soil fumigant; TORDON™ herbicide; TRACER™ NATURALYTE™ insect control; TRIUMPH™ seed; VIKANE™ structural fumigant; WIDESTRIKE™ insect protection

The Agricultural Sciences segment also includes the results of the AgroFresh business, providing a portfolio of products used for maintaining the freshness of fruits, vegetables and flowers.

PERFORMANCE MATERIALS
Applications: adhesives • aircraft and runway deicing fluids • appliances • automotive interiors, exteriors, under-the-hood and body engineered systems • bedding • caps and closures • carpeting • chelating agents • chemical intermediates • civil engineering • cleaning products • composites • construction • corrosion inhibitors • detergents, cleaners and fabric softeners • electrical castings, potting and encapsulation and tooling • electrical laminates • electronics • flavors and fragrances • flooring • footwear • furniture • gas treatment • gaskets and sealing components • heat transfer fluids • home and office furnishings • industrial coatings • manufactured housing and modular construction • mattresses • medical equipment • metalworking fluids • mining • packaging • pipe treatment • pressure sensitive adhesives • sealants • surfactants • transportation • vinyl exteriors • waterproofing membranes

The **Amines** business is the world's largest producer of ethanolamines and a leading global provider of ethyleneamines, isopropanolamines and chelants. These products are used in a wide variety of applications, including lube oil additives, wet-strength resins, metalworking fluids, liquid detergents, personal care products, and herbicide and fungicide formulations for the agricultural industry.

- **Products:** Alkyl alkanolamines; Ethanolamines; Ethyleneamines; Isopropanolamines; VERSENE™ chelating agents

The **Chlorinated Organics** business is the world's largest supplier of chlorinated organic products and services for intermediates, which are used in the production of fluoropolymers, refrigerants, methyl cellulose, quaternary ammonium compounds and silicones; solvents, which are used as process agents in chemicals manufacturing, surface preparation, dry cleaning and pharmaceuticals; and closed-loop delivery systems, which are used to help manage risks associated with chlorinated solvents.

- **Products:** Chloroform; Methyl chloride; Methylene chloride; Perchloroethylene; SAFECARE™ closed-loop delivery systems; Trichloroethylene; Vinylidene chloride

Dow Automotive Systems is a leading global provider of technology-driven solutions that meet consumer demands for vehicles that are safer, stronger, quieter, lighter, and more comfortable and stylish. The business provides adhesives, glass bonding systems, emissions control technology, performance plastics, polyurethane products and systems, films, fluids and acoustical management solutions to original equipment manufacturers and tier, aftermarket and commercial transportation customers. With offices and application development centers around the world, Dow Automotive Systems provides materials science expertise and comprehensive technical capabilities to its customers worldwide.

- **Products**: AERIFY™ diesel particulate filters; BETAFOAM™ NVH acoustical foams; BETAFORCE™ structural composite bonding systems; BETAMATE™ structural adhesives; BETASEAL™ glass bonding systems; BETATECH™ high performance elastic adhesive sealer; DOW™ polyethylene resins; ENGAGE™ polyolefin elastomers; IMPAXX™ energy management foam; INTEGRAL™ adhesive films; NORDEL™ hydrocarbon rubber; Premium brake fluids; ROBOND™ acrylic adhesives; SPECFLEX™ semi-flexible polyurethane foam systems; UCON™ fluids; VORAFORCE™ composite systems

Dow Formulated Systems manufactures and markets custom formulated, rigid and semi-rigid, flexible, integral skin and microcellular polyurethane foams and systems and tailor-made epoxy solutions and systems. These products are used in a broad range of applications, including appliances, athletic equipment, automotive, bedding, construction, decorative molding, furniture, shoe soles and wind turbines.

- **Products:** AIRSTONE™ epoxy systems; COMPAXX™ foam core systems; DIPRANE™ polyurethane elastomers; ENFORCER™ Technology and ENHANCER™ Technology for carpet and turf backing; HYPERKOTE™, TRAFFIDECK™ and VERDISEAL™ waterproofing systems; HYPERLAST™, DURAMOULD™ and DURELAST™ polyurethane systems; HYPOL™ hydrophilic polyurethane prepolymers; VORACOR™ rigid foam systems; VORATHERM™ polyisocyanurate; VORATRON™ electrical encapsulation systems

Dow Plastic Additives is a worldwide supplier of additives and solutions used in a large variety of applications ranging from construction materials and packaging containers to consumer appliances and electronics, business machines and automotive parts. These additives and solutions improve impact strength, clarity, chemical and heat resistance, weather resistance and color retention properties of base polymers. They also aid in the processing of plastics by increasing melt strength, heat stability and lubricity, thereby enabling plastics processors to achieve greater output rates and increased efficiency without loss of quality.

- **Products:** ACRYLIGARD™ CS capstock polymers; ADVALUBE™ specialty lubricants; ADVAPAK™ lubricant/stabilizer one-packs for vinyl pipe processing; ADVASTAB™ and ADVASTAB™ NEO thermal stabilizer; PARALOID™ and PARALOID™ EXL impact modifiers and processing aids; SURECEL™ foam cell promoters; TYRIN™ chlorinated polyethylene

The **Epoxy** business is a supplier of epoxy resins and intermediates that serves a diverse array of end-markets and applications, including electrical laminates, civil engineering, composites, infrastructure and consumer goods. The business is one of the most vertically-integrated epoxy suppliers in the world. This position helps provide cost advantages and economies of scale across the value chain, as well as dependable product and service delivery around the globe.

- **Products:** D.E.H.™ epoxy curing agents or hardeners; D.E.N.™ epoxy novolac resins; D.E.R.™ epoxy resins (liquids, solids and solutions); Epoxy intermediates (acetone, allyl chloride, epichlorohydrin and phenol); FORTEGRA™ epoxy tougheners; PROLOGIC™ epoxy specialty materials

The **Oxygenated Solvents** business is the world's largest producer of oxygenated solvents, with the leading position in butanol, E- and P-series glycol ethers, as well as several other products in its portfolio. The business offers the broadest range of solvents for servicing a diverse mix of end-use markets and applications, including paints and coatings, cleaning products, inks, electronics, pharmaceuticals, mining, personal care and other applications.

- **Products:** Acetic esters; Acetone derivatives; Aldehydes; Butyl CARBITOL™ and Butyl CELLOSOLVE™ solvents; Carboxylic acids; DOWANOL™ glycol ethers; ECOSOFT™ IK solvent; Oxo alcohols and acids; PROGLYDE™ DMM solvent; UCAR™ propionates

The **Polyglycols, Surfactants and Fluids** business is one of the world's leading suppliers of polyglycols and surfactants, with a broad range of products and technology and a proven record of performance and economy. The business also produces a broad line of lubricants, hydraulic fluids, aircraft deicing fluids and thermal fluids, with some of the most recognized brand names in the industry. Product applications include chemical processing, cleaning, heating, cooling, food and beverage processing, fuel additives, paints and coatings, pharmaceuticals and silicone surfactants.

- **Products:** CARBOWAX™ and CARBOWAX SENTRY™ polyethylene glycols and methoxypolyethylene glycols; DOW™ polypropylene glycols; DOW SYMBIO™ base fluid; DOWFAX™, TERGITOL™ and TRITON™ surfactants; DOWFROST™ and DOWTHERM™ heat transfer fluids; ECOSURF™ biodegradable surfactants; SYNALOX™ lubricants; UCAR™ deicing fluids; UCON™ fluids

The **Polyurethanes** business is a leading global producer of polyurethane raw materials. Dow's polyurethane products offer a broad range of solutions for flexible foam, rigid foam, coating, adhesive, sealant, and elastomer applications and are used in a variety of end-markets, including appliances, automotive, bedding, construction, electronics, flooring, footwear, furniture and packaging. The business is the leading global producer of propylene oxide (PO) and propylene glycol (PG) - offering PO via both a traditional process and a sustainable hydrogen peroxide to propylene oxide (HPPO) manufacturing technology, and a portfolio of PG products for a wide variety of applications.

- **Products**: ECHELON™ polyurethane prepolymer; ISONATE™ modified, pure and polymeric methylene diphenyl diisocyanate (MDI); PAPI™ polymeric MDI; Propylene glycol portfolio, including DOW PURAGUARD™ PG USP/EP, propylene glycol USP/EP, PG industrial grade, dipropylene glycol regular and LO + grades, and tripropylene glycol regular and acrylate grades; Propylene oxide; VORALUX™, VORAMER™, VORANOL™, VORANOL™ VORACTIV™ and VORATEC™ polyether and copolymer polyols; VORANATE™ isocyanate; VORASURF™ surfactants

The Performance Materials segment also includes the results of Dow Haltermann, a provider of world-class contract manufacturing services to companies in the fine and specialty chemicals and polymers industries (the business was fully divested by December 31, 2011); and Dow Oil and Gas, providing products for use in exploration and production, refining and gas processing, transportation, and fuel and lubricant performance. The segment also includes a portion of the results of the SCG-Dow Group, joint ventures of the Company.

Divestitures:

- On June 17, 2010, Dow sold Styron to an affiliate of Bain Capital Partners. Businesses and products sold within the Performance Materials segment included Emulsion Polymers (styrene-butadiene latex), supporting customers in paper and paperboard applications, as well as carpet and artificial turf backings; Synthetic Rubber; and certain products from Dow Automotive Systems; all of which were reported in the Performance Materials segment through the date of the divestiture (see Note E).

- The Performance Materials segment also included a portion of the results of the OPTIMAL Group of Companies through the September 30, 2009 divestiture of this group of joint ventures (see Note E).

PERFORMANCE PLASTICS

Applications: adhesives • agricultural films • appliances and appliance housings • automotive parts and trim • beverage bottles • bins, crates, pails and pallets • building and construction • coatings • consumer and durable goods • consumer electronics • disposable diaper liners • fibers and nonwovens • food and specialty packaging • hoses and tubing • household and industrial bottles • housewares • hygiene and medical films • industrial and consumer films and foams • information technology • leather, textile, graphic arts and paper • oil tanks and road equipment • plastic pipe • processing aids for plastic production • tapes and labels • toys, playground equipment and recreational products • wire and cable insulation and jacketing materials for power utility and telecommunications

Dow Elastomers offers a unique set of elastomer products for customers worldwide. The business is focused on delivering innovative solutions that allow for differentiated participation in multiple industries and applications. The business offers a broad range of performance elastomers and plastomers, specialty copolymers and synthetic rubber. Key applications include adhesives, automotive, building and construction, hygiene and medical, and consumer solutions.

- **Products**: AFFINITY™ polyolefin plastomers; ENGAGE™ polyolefin elastomers; INFUSE™ olefin block copolymers; NORDEL™ hydrocarbon rubber; VERSIFY™ plastomers and elastomers

Dow Electrical and Telecommunications is a leading global provider of products, technology, solutions and expertise that set standards for reliability, longevity, efficiency, ease of installation and protection used by the power and telecommunications industries in the transmission, distribution and consumption of power, voice, video and data.

Dow Electrical and Telecommunications collaborates with cable manufacturers, OEMs, operators, utilities, municipalities, testing institutes and other organizations around the world to develop solutions that create value and that will sustain these industries for years to come.

- **Products:** ENDURANCE™ family of semiconductive and insulation material for power cable insulation; ECOLIBRIUM™ bio-based plasticizers; SI-LINK™ moisture crosslinkable polyethylene-based wire and cable insulation compounds; UNIGARD™ flame retardant compound for specialty wire and cable applications

Dow Packaging and Converting is a portfolio of businesses that primarily manufacture sticking and bonding solutions and specialty films for a wide range of applications, including adhesive tapes and paper labels, flexible packaging, film substrates, industrial and consumer films and foams, leather, rigid packaging, and textile and imaging. These products are supported with market recognized best-in-class technical support and end-use application knowledge. Many of the businesses' water-borne technologies are well-positioned to support environmentally preferred applications.

- **Products:** ADCOTE™ and AQUA-LAM™ laminating adhesives; AMPLIFY™ functional polymers; DOW™ Adhesive Film; DOW™ Medical Packaging Film; DOW™ very low density polyethylene; ENLIGHT™ polyolefin encapsulant films; INTEGRAL™ adhesive films; MOR-FREE™ solventless adhesives; NYLOPAK™ nylon barrier films; OPTICITE™ films; PRIMACOR™ copolymers; PROCITE™ window envelope films; ROBOND™ acrylic adhesives; SARAN™ barrier resins; SARANEX™ barrier films; SEALUTION™ peel polymers; SERFENE™ barrier coatings; Solvent-based polyurethanes and polyesters; TRENCHCOAT™ protective films; TRYCITE™ polystyrene film; TYBRITE™ clear packaging film; TYMOR™ tie resins

The **Polyethylene** business is the world's leading supplier of polyethylene-based solutions through sustainable product differentiation. With multiple catalyst and process technologies, the business offers customers one of the industry's broadest ranges of polyethylene resins. With its industry-leading portfolio of product and technology solutions, the business primarily serves performance packaging and hygiene and medical end-markets.

- **Products**: ASPUN™ fiber grade resins; ATTANE™ ultra low density polyethylene (ULDPE) resins; CONTINUUM™ bimodal polyethylene resins; DOW™ high density polyethylene (HDPE) resins; DOW™ low density polyethylene (LDPE) resins; DOWLEX™ polyethylene resins; ELITE™ enhanced polyethylene (EPE) resins; TUFLIN™ linear low density polyethylene (LLDPE) resins; UNIVAL™ HDPE resins

The **Polypropylene** business is a major global polypropylene supplier that provides a broad range of products and solutions tailored to customer needs by leveraging Dow's leading manufacturing and application technology, research and product development expertise, extensive market knowledge and strong customer relationships.

- **Products**: DOW™ homopolymer polypropylene resins; DOW™ impact copolymer polypropylene resins; DOW™ random copolymer polypropylene resins; INSPIRE™ performance polymers; UNIPOL™ PP process technology; SHAC™ and SHAC™ ADT catalyst systems

The Performance Plastics segment also includes the results of the Plastics Licensing and Catalyst business. The segment also includes the results of Equipolymers (through the July 1, 2011 merger with MEGlobal; see Note H), Univation Technologies, LLC (which licenses the UNIPOL™ polyethylene process and sells related catalysts, including metallocene catalysts), as well as a portion of the results of EQUATE Petrochemical Company K.S.C., The Kuwait Olefins Company K.S.C. and the SCG-Dow Group, all joint ventures of the Company.

Divestitures:

- On June 17, 2010, Dow sold Styron to an affiliate of Bain Capital Partners. Businesses sold within the Performance Plastics segment included Styrenics (polystyrene, acrylonitrile butadiene styrene, styrene acrylonitrile and expandable polystyrene), a global leader in the production of polystyrene resins; Polycarbonate and Compounds and Blends; and the Company's 50-percent ownership interest in Americas Styrenics LLC, a nonconsolidated affiliate; all of which were reported in the Performance Plastics segment through the date of the divestiture (see Note E).

- On July 27, 2011, the Company entered into a definitive agreement to sell its global Polypropylene business to Braskem SA; the transaction closed on September 30, 2011. The transaction did not include Dow's Polypropylene Licensing and Catalyst business. The Polypropylene business was reported in the Performance Plastics segment through the date of the divestiture (see Note E).

FEEDSTOCKS AND ENERGY
Applications: agricultural products • alumina • automotive antifreeze and coolant systems • carpet and textiles • chemical processing • dry cleaning • household cleaners and plastic products • inks • metal cleaning • packaging, food and beverage containers • paints, coatings and adhesives • personal care products • petroleum refining • pharmaceuticals • plastic pipe • polymer and chemical production • power • protective packaging • pulp and paper manufacturing • soaps and detergents • water treatment

The **Chlor-Alkali/Chlor-Vinyl** business focuses on the production of chlorine for consumption by Dow's downstream derivative businesses, as well as production, marketing and supply of ethylene dichloride, vinyl chloride monomer and caustic soda. These products are used for applications such as alumina production, pulp and paper manufacturing, soaps and detergents, and building and construction. Dow is the world's largest producer of both chlorine and caustic soda.

- **Products:** Caustic soda; Chlorine; Ethylene dichloride (EDC); Hydrochloric acid; Vinyl chloride monomer (VCM)

The **Energy** business supplies power, steam and other utilities, principally for use in Dow s global operations.

- **Products**: Power, steam and other utilities

The **Ethylene Oxide/Ethylene Glycol** business is the world's largest producer of purified ethylene oxide, principally used in Dow's downstream performance derivatives. Dow is also a supplier of ethylene glycol to MEGlobal, a 50:50 joint venture and a world leader in the manufacture and marketing of merchant monoethylene glycol and diethylene glycol. Ethylene glycol is used in polyester fiber, polyethylene terephthalate (PET) for food and beverage container applications, polyester film, and aircraft and runway deicers.

- **Products**: Ethylene oxide (EO); Ethylene glycol (EG)

The **Hydrocarbons** business encompasses the procurement of natural gas liquids and crude oil-based raw materials, as well as the supply of monomers for derivative businesses. The business regularly sells its by-products and buys and sells products in order to balance regional production capabilities and derivative requirements. The business also sells products to certain Dow joint ventures. Dow is the world leader in the production of olefins and aromatics.

- **Products**: Benzene; Butadiene; Butylene; Cumene; Ethylene; Octene; Propylene; Styrene

The Feedstocks and Energy segment also includes the results of Compañía Mega S.A., MEGlobal and a portion of the results of EQUATE Petrochemical Company K.S.C., The Kuwait Olefins Company K.S.C. and the SCG-Dow Group, all joint ventures of the Company.

Divestitures:
- On June 17, 2010, Dow sold Styron to an affiliate of Bain Capital Partners. Businesses and products sold within the Feedstocks and Energy segment included certain styrene monomer assets, which were reported in the Feedstocks and Energy segment through the date of the divestiture (see Note E).

- The Feedstocks and Energy segment also included a portion of the results of the OPTIMAL Group of Companies through the September 30, 2009 divestiture of this group of joint ventures (see Note E).

Corporate includes the results of Ventures (which includes new business incubation platforms focused on identifying and pursuing new commercial opportunities); Venture Capital; non-business aligned technology licensing and catalyst activities; the Company's insurance operations and environmental operations; enterprise level mega project activities; and certain corporate overhead costs and cost recovery variances not allocated to the operating segments. In 2009, Corporate also included the results of the Salt business, which the Company acquired with the April 1, 2009 acquisition of Rohm and Haas and sold to K+S Aktiengesellschaft on October 1, 2009.

Operating Segment Information In millions	*Electronic and Functional Materials*	*Coatings and Infra-structure Solutions*	*Ag Sciences*	*Perf Materials*	*Perf Plastics*	*Feedstocks and Energy*	*Corp*	*Total*
2011								
Sales to external customers	$ 4,599	$ 7,200	$ 5,655	$ 14,647	$ 16,257	$ 11,302	$ 325	$ 59,985
Intersegment revenues (1)	—	—	—	91	—	23	(114)	—
Equity in earnings of nonconsolidated affiliates	104	321	4	(31)	303	561	(39)	1,223
Acquisition and integration related expenses (2)	—	—	—	—	—	—	31	31
EBITDA (3)	1,084	1,167	913	1,748	3,440	940	(1,507)	7,785
Total assets	11,386	11,935	5,746	10,936	11,583	5,116	12,522	69,224
Investment in nonconsolidated affiliates	350	1,104	50	198	1,376	127	200	3,405
Depreciation and amortization	439	548	167	635	754	212	128	2,883
Capital expenditures	247	365	352	567	251	886	19	2,687
2010								
Sales to external customers	$ 4,203	$ 6,596	$ 4,869	$ 13,957	$ 15,260	$ 8,457	$ 332	$ 53,674
Intersegment revenues (1)	—	9	—	97	2	37	(145)	—
Equity in earnings of nonconsolidated affiliates	106	343	2	16	254	407	(16)	1,112
Restructuring charges (4)	8	20	—	—	—	—	(2)	26
Acquisition and integration related expenses (2)	—	—	—	—	—	—	143	143
Asbestos-related credit (5)	—	—	—	—	—	—	(54)	(54)
EBITDA (3)	1,052	1,230	640	1,714	3,565	471	(1,472)	7,200
Total assets	11,642	12,447	5,528	11,376	12,634	5,412	10,549	69,588
Investment in nonconsolidated affiliates	357	1,099	42	167	1,602	97	89	3,453
Depreciation and amortization	448	638	147	627	760	216	126	2,962
Capital expenditures	221	239	245	621	202	602	—	2,130
2009								
Sales to external customers	$ 3,074	$ 5,598	$ 4,522	$ 11,780	$ 12,862	$ 6,346	$ 693	$ 44,875
Intersegment revenues (1)	—	—	—	76	—	27	(103)	—
Equity in earnings of nonconsolidated affiliates	79	215	2	46	101	195	(8)	630
Goodwill impairment loss (6)	—	—	—	7	—	—	—	7
Restructuring charges (4)	48	262	(15)	2	1	140	251	689
IPR&D (7)	—	—	—	—	—	—	7	7
Acquisition and integration related expenses (2)	—	—	—	—	—	—	166	166
EBITDA (3)	654	604	573	1,568	2,120	477	(1,168)	4,828
Total assets	11,164	11,827	5,477	11,092	12,294	5,542	8,622	66,018
Investment in nonconsolidated affiliates	307	1,068	38	263	1,517	9	22	3,224
Depreciation and amortization	344	540	137	696	733	242	135	2,827
Capital expenditures	97	238	166	576	90	473	43	1,683

(1) Includes revenues generated by transfers of product to Agricultural Sciences from other segments, generally at market-based prices. Other transfers of products between operating segments are generally valued at cost.
(2) See Note D for information regarding acquisition and integration related expenses.
(3) A reconciliation of EBITDA to "Income from Continuing Operations Before Income Taxes" is provided below.
(4) See Note C for information regarding restructuring charges.
(5) See Note N for information regarding the asbestos-related credit.
(6) See Note I for information regarding the goodwill impairment loss.
(7) See Note D for information regarding purchased in-process research and development.

Reconciliation of EBITDA to "Income from Continuing Operations Before Income Taxes" In millions		*2011*		*2010*		*2009*
EBITDA	$	7,785	$	7,200	$	4,828
- Depreciation and amortization		2,883		2,962		2,827
+ Interest income		40		37		39
- Interest expense and amortization of debt discount		1,341		1,473		1,571
Income from Continuing Operations Before Income Taxes	$	3,601	$	2,802	$	469

The Company operates 197 manufacturing sites in 36 countries. The United States is home to 60 of these sites, representing 50 percent of the Company's long-lived assets. Sales are attributed to geographic areas based on customer location; long-lived assets are attributed to geographic areas based on asset location.

Geographic Area Information In millions		*United States*		*Europe, Middle East and Africa*		*Rest of World*		*Total*
2011								
Sales to external customers	$	19,374	$	20,840	$	19,771	$	59,985
Long-lived assets (1)	$	8,651	$	3,546	$	5,102	$	17,299
2010								
Sales to external customers	$	17,497	$	18,464	$	17,713	$	53,674
Long-lived assets (1)	$	8,393	$	4,501	$	4,774	$	17,668
2009								
Sales to external customers	$	14,145	$	16,010	$	14,720	$	44,875
Long-lived assets (1)	$	9,212	$	4,021	$	4,908	$	18,141

(1) Long-lived assets in Germany represented 8 percent of the total at December 31, 2011, 9 percent of the total at December 31, 2010 and 11 percent of the total at December 31, 2009.

The Dow Chemical Company and Subsidiaries

Selected Quarterly Financial Data

In millions, except per share amounts (Unaudited)

2011	*1st*	*2nd*	*3rd*	*4th*	*Year*
Net sales	$ 14,733	$ 16,046	$ 15,109	$ 14,097	$ 59,985
Cost of sales	12,117	13,551	12,928	12,433	51,029
Gross margin	2,616	2,495	2,181	1,664	8,956
Acquisition and integration related expenses	31	—	—	—	31
Net income available for common stockholders	625	982	815	(20)	2,402
Earnings per common share - basic (1)	0.55	0.84	0.70	(0.02)	2.06
Earnings per common share - diluted	0.54	0.84	0.69	(0.02)	2.05
Common stock dividends declared per share of common stock	0.15	0.25	0.25	0.25	0.90
Market price range of common stock: (2)					
High	39.00	42.23	37.30	29.56	42.23
Low	34.12	33.97	22.46	20.61	20.61

In millions, except per share amounts (Unaudited)

2010	*1st*	*2nd*	*3rd*	*4th*	*Year*
Net sales	$ 13,417	$ 13,618	$ 12,868	$ 13,771	$ 53,674
Cost of sales	11,541	11,580	10,841	11,818	45,780
Gross margin	1,876	2,038	2,027	1,953	7,894
Restructuring charges	16	13	—	(3)	26
Acquisition and integration related expenses	26	37	35	45	143
Asbestos-related credit	—	—	—	54	54
Net income available for common stockholders	466	566	512	426	1,970
Earnings per common share - basic	0.42	0.50	0.45	0.38	1.75
Earnings per common share - diluted (1)	0.41	0.50	0.45	0.37	1.72
Common stock dividends declared per share of common stock	0.15	0.15	0.15	0.15	0.60
Market price range of common stock: (2)					
High	31.66	32.05	28.50	34.50	34.50
Low	25.57	23.40	22.42	27.38	22.42

See Notes to the Consolidated Financial Statements.

(1) Due to an increase in the share count, the sum of the four quarters does not equal the earnings per share amount calculated for the year.
(2) Composite price as reported by the New York Stock Exchange.

ITEM 9. CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURE.

Not applicable.

ITEM 9A. CONTROLS AND PROCEDURES.

Evaluation of Disclosure Controls and Procedures

As of the end of the period covered by this Annual Report on Form 10-K, the Company carried out an evaluation, under the supervision and with the participation of the Company's Disclosure Committee and the Company's management, including the Chief Executive Officer and the Chief Financial Officer, of the effectiveness of the design and operation of the Company's disclosure controls and procedures pursuant to paragraph (b) of Exchange Act Rules 13a-15 and 15d-15. Based upon that evaluation, the Chief Executive Officer and the Chief Financial Officer concluded that the Company's disclosure controls and procedures were effective.

Changes in Internal Control Over Financial Reporting

Over a period of several years, the Company is implementing a new enterprise resource planning ("ERP") system that will eventually deliver a new generation of information systems and work processes for all Dow businesses. During the fourth quarter of 2011, the Company completed the implementation of the ERP system for the businesses acquired from Rohm and Haas Company. For a discussion of the risks related to the ERP system see "Part I, Item 1A. Risk Factors," included herein.

The Company has updated the internal control processes and procedures that have been affected by the ERP system implementation and believes that controls remain effective.

Other than as described above, there were no changes in the Company's internal control over financial reporting identified in connection with the evaluation required by paragraph (d) of Exchange Act Rules 13a-15 and 15d-15 that was conducted during the last fiscal quarter that have materially affected, or are reasonably likely to materially affect, the Company's internal control over financial reporting.

Management's Report on Internal Control Over Financial Reporting

Management is responsible for establishing and maintaining adequate internal control over financial reporting. The Company's internal control framework and processes are designed to provide reasonable assurance to management and the Board of Directors regarding the reliability of financial reporting and the preparation of the Company's consolidated financial statements in accordance with accounting principles generally accepted in the United States of America.

The Company's internal control over financial reporting includes those policies and procedures that:

- pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the Company;
- provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the Company are being made only in accordance with authorizations of management and Directors of the Company; and
- provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of the Company's assets that could have a material effect on the consolidated financial statements.

Because of its inherent limitations, any system of internal control over financial reporting can provide only reasonable assurance and may not prevent or detect misstatements.

Management assessed the effectiveness of the Company's internal control over financial reporting and concluded that, as of December 31, 2011, such internal control is effective. In making this assessment, management used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission ("COSO") in *Internal Control—Integrated Framework.*

The Company's independent auditors, Deloitte & Touche LLP, with direct access to the Company's Board of Directors through its Audit Committee, have audited the consolidated financial statements prepared by the Company. Their report on the consolidated financial statements is included in Part II, Item 8. Financial Statements and Supplementary Data. Deloitte & Touche LLP's report on the Company's internal control over financial reporting is included herein.

February 15, 2012

/s/ ANDREW N. LIVERIS	/s/ WILLIAM H. WEIDEMAN
Andrew N. Liveris President, Chief Executive Officer and Chairman of the Board	William H. Weideman Executive Vice President and Chief Financial Officer

/s/ RONALD C. EDMONDS

Ronald C. Edmonds
Vice President and Controller

Report of Independent Registered Public Accounting Firm
To the Board of Directors and Stockholders of
The Dow Chemical Company:

We have audited the internal control over financial reporting of The Dow Chemical Company and subsidiaries (the "Company") as of December 31, 2011, based on criteria established in *Internal Control — Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission. The Company's management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying *Management's Report on Internal Control Over Financial Reporting.* Our responsibility is to express an opinion on the Company's internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control based on the assessed risk, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

A company's internal control over financial reporting is a process designed by, or under the supervision of, the company's principal executive and principal financial officers, or persons performing similar functions, and effected by the company's board of directors, management, and other personnel to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of the inherent limitations of internal control over financial reporting, including the possibility of collusion or improper management override of controls, material misstatements due to error or fraud may not be prevented or detected on a timely basis. Also, projections of any evaluation of the effectiveness of the internal control over financial reporting to future periods are subject to the risk that the controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2011, based on the criteria established in *Internal Control — Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated financial statements and financial statement schedule listed in the Index at Item 15(a)2 of the Company as of and for the year ended December 31, 2011 and our report dated February 15, 2012 expressed an unqualified opinion on those financial statements and financial statement schedule.

/S/ DELOITTE & TOUCHE LLP

Deloitte & Touche LLP
Midland, Michigan
February 15, 2012

ITEM 9B. OTHER INFORMATION.

None.

PART III

ITEM 10. DIRECTORS, EXECUTIVE OFFICERS AND CORPORATE GOVERNANCE.
Information relating to Directors, certain executive officers and certain corporate governance matters (including identification of Audit Committee members and financial expert(s)) is contained in the definitive Proxy Statement for the Annual Meeting of Stockholders of The Dow Chemical Company to be held on May 10, 2012, and is incorporated herein by reference. See also the information regarding executive officers of the registrant set forth in Part I, Item 1. Business under the caption "Executive Officers of the Registrant" in reliance on General Instruction G to Form 10-K.

On July 10, 2003, the Board of Directors of the Company adopted a code of ethics that applies to its principal executive officer, principal financial officer and principal accounting officer, and is incorporated herein by reference to Exhibit 14 to the Company's Annual Report on Form 10-K for the year ended December 31, 2003.

ITEM 11. EXECUTIVE COMPENSATION.
Information relating to executive compensation and the Company's equity compensation plans is contained in the definitive Proxy Statement for the Annual Meeting of Stockholders of The Dow Chemical Company to be held on May 10, 2012, and is incorporated herein by reference.

ITEM 12. SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT AND RELATED STOCKHOLDER MATTERS.
Information with respect to beneficial ownership of Dow common stock by each Director and all Directors and executive officers of the Company as a group is contained in the definitive Proxy Statement for the Annual Meeting of Stockholders of The Dow Chemical Company to be on held May 10, 2012, and is incorporated herein by reference.

Information relating to any person who beneficially owns in excess of 5 percent of the total outstanding shares of Dow common stock is contained in the definitive Proxy Statement for the Annual Meeting of Stockholders of The Dow Chemical Company to be on held May 10, 2012, and is incorporated herein by reference.

Information with respect to compensation plans under which equity securities are authorized for issuance is contained in the definitive Proxy Statement for the Annual Meeting of Stockholders of The Dow Chemical Company to be held on May 10, 2012, and is incorporated herein by reference.

ITEM 13. CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS, AND DIRECTOR INDEPENDENCE.
Reportable relationships and related transactions, if any, as well as information relating to director independence are contained in the definitive Proxy Statement for the Annual Meeting of Stockholders of The Dow Chemical Company to be held on May 10, 2012, and are incorporated herein by reference.

ITEM 14. PRINCIPAL ACCOUNTING FEES AND SERVICES.
Information with respect to fees and services related to the Company's independent auditors, Deloitte & Touche LLP, and the disclosure of the Audit Committee's pre-approval policies and procedures are contained in the definitive Proxy Statement for the Annual Meeting of Stockholders of The Dow Chemical Company to be held on May 10, 2012, and are incorporated herein by reference.

PART IV

ITEM 15. EXHIBITS, FINANCIAL STATEMENT SCHEDULES.

(a) The following documents are filed as part of this report:

(1) The Company's 2011 Consolidated Financial Statements and the Report of Independent Registered Public Accounting Firm are included in Part II, Item 8. Financial Statements and Supplementary Data.

(2) Financial Statement Schedules – The following Financial Statement Schedule should be read in conjunction with the Consolidated Financial Statements and Report of Independent Registered Public Accounting Firm included in Part II, Item 8. Financial Statements and Supplementary Data:

Schedule II   Valuation and Qualifying Accounts

Schedules other than the one listed above are omitted due to the absence of conditions under which they are required or because the information called for is included in the Consolidated Financial Statements or the Notes to the Consolidated Financial Statements.

(3) Exhibits – See the Exhibit Index on pages 162-169 for exhibits filed with this Annual Report on Form 10-K or incorporated by reference. The following exhibits are filed with this Annual Report on Form 10-K:

Exhibit No.	*Description of Exhibit*
12.1	Computation of Ratio of Earnings to Fixed Charges.
21	Subsidiaries of The Dow Chemical Company.
23(a)	Consent of Independent Registered Public Accounting Firm.
23(b)	Analysis, Research & Planning Corporation's Consent.
23(c)	Consent of Independent Registered Public Accounting Firm.
31(a)	Certification Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.
31(b)	Certification Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.
32(a)	Certification Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.
32(b)	Certification Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.
101.INS	XBRL Instance Document
101.SCH	XBRL Taxonomy Extension Schema Document
101.CAL	XBRL Taxonomy Extension Calculation Linkbase Document
101.DEF	XBRL Taxonomy Extension Definition Linkbase Document
101.LAB	XBRL Taxonomy Extension Label Linkbase Document
101.PRE	XBRL Taxonomy Extension Presentation Linkbase Document

A copy of any exhibit can be obtained via the Internet through the Company's Investor Relations webpage on *www.dow.com*, or the Company will provide a copy of any exhibit upon receipt of a written request for the particular exhibit or exhibits desired. All requests should be addressed to the Vice President and Controller of the Company at the address of the Company's principal executive offices. The Company's website and its content are not deemed incorporated by reference into this report.

(c) The consolidated financial statements of Dow Corning Corporation and Subsidiaries for the period ended December 31, 2011, were filed with the Company's Annual Report on Form 10-K for the year ended December 31, 2011, pursuant to Rule 3-09 of Regulation S-X, and can be found on www.sec.gov.

The Dow Chemical Company and Subsidiaries **Schedule II**

Valuation and Qualifying Accounts

In millions — For the Years Ended December 31

COLUMN A	COLUMN B	COLUMN C	COLUMN D		COLUMN E
Description	Balance at Beginning of Year	Additions to Reserves	Deductions from Reserves		Balance at End of Year
2011					
RESERVES DEDUCTED FROM ASSETS TO WHICH THEY APPLY:					
For doubtful receivables	$ 128	$ 18	$ 25	(1)	$ 121
Other investments and noncurrent receivables	$ 518	$ 88	$ 148		$ 458
Deferred tax assets	$ 682	$ 477	$ 7		$ 1,152
2010					
RESERVES DEDUCTED FROM ASSETS TO WHICH THEY APPLY:					
For doubtful receivables	$ 160	$ 29	$ 61	(1)	$ 128
Other investments and noncurrent receivables	$ 552	$ 73	$ 107		$ 518
Deferred tax assets	$ 721	$ 100	$ 139		$ 682
2009					
RESERVES DEDUCTED FROM ASSETS TO WHICH THEY APPLY:					
For doubtful receivables	$ 124	$ 59	$ 23	(1)	$ 160
Other investments and noncurrent receivables	$ 442	$ 162	$ 52		$ 552
Deferred tax assets	$ 487	$ 286	$ 52		$ 721

	2011	*2010*	*2009*
(1) Deductions represent:			
Notes and accounts receivable written off	$ 18	$ 29	$ 21
Credits to profit and loss	3	1	1
Sale of trade accounts receivable (see Note O to the Consolidated Financial Statements)	—	27	—
Miscellaneous other	4	4	1
	$ 25	$ 61	$ 23

The Dow Chemical Company and Subsidiaries

Signatures

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

THE DOW CHEMICAL COMPANY

By /s/ R. C. EDMONDS
R. C. Edmonds, Vice President and Controller
Date February 9, 2012

Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed below by the following persons on behalf of the registrant and in the capacities and on the dates indicated.

By /s/ A. A. ALLEMANG
A. A. Allemang, Director
Date February 9, 2012

By /s/ J. K. BARTON
J. K. Barton, Director
Date February 9, 2012

By /s/ J. A. BELL
J. A. Bell, Director
Date February 9, 2012

By /s/ R. C. EDMONDS
R. C. Edmonds, Vice President and Controller
Date February 9, 2012

By /s/ J. M. FETTIG
J. M. Fettig, Lead Director
Date February 9, 2012

By /s/ B. H. FRANKLIN
B. H. Franklin, Director
Date February 9, 2012

By /s/ J. B. HESS
J. B. Hess, Director
Date February 9, 2012

By /s/ A. N. LIVERIS
A. N. Liveris, Director, President, Chief Executive Officer and Chairman of the Board
Date February 9, 2012

By /s/ P. POLMAN
P. Polman, Director
Date February 9, 2012

By /s/ D. H. REILLEY
D. H. Reilley, Director
Date February 9, 2012

By /s/ J. M. RINGLER
J. M. Ringler, Director
Date February 9, 2012

By /s/ R. G. SHAW
R. G. Shaw, Director
Date February 9, 2012

By /s/ P. G. STERN
P. G. Stern, Director
Date February 9, 2012

By /s/ W. H. WEIDEMAN
W. H. Weideman, Executive Vice President and Chief Financial Officer
Date February 9, 2012

The Dow Chemical Company and Subsidiaries

Trademark Listing

The following trademarks or service marks of The Dow Chemical Company and certain affiliated companies of Dow appear in this report: ACRYSOL, ACUDYNE, ACULYN, ACUMER, ACuPLANE, ACRYLIGARD, ACUSOL, ADCOTE, ADSORBSIA, ADVALUBE, ADVAPAK, ADVASTAB, AERIFY, AFFINITY, AIRSTONE, AMBERCHROM, AMBERJET, AMBERLITE, AMBERLYST, AMPLIFY, ANGUS, AR, ASC METATIN, ASPUN, ATTANE, AQUA-LAM, AQUASET, AQUCAR, AUROLECTROLESS, AUTOMATE, AVANSE, BETAFOAM, BETAFORCE, BETAMATE, BETASEAL, BETATECH, BIOBAN, CARBITOL, CARBOWAX, CARBOWAX SENTRY, CELLOSIZE, CELLOSOLVE, CLEAR+STABLE, COMPAXX, CONTINUUM, COPPER GLEAM, CYCLOTENE, D.E.H., D.E.N., D.E.R., DESIGNED DIFFUSION, DIPRANE, DOW, DOW SYMBIO, DOWANOL, DOWEX, DOWEX OPTIPORE, DOWFAX, DOWFROST, DOWLEX, DOWTHERM, DUOLITE, DURAGREEN, DURAMAX, DURAMOULD, DURAPLUS, DURELAST, ECHELON, ECOLIBRIUM, ECOSMOOTH, ECOSOFT, ECOSURF, ENDURANCE, ENFORCER, ENGAGE, ENHANCER, ENLIGHT, ELITE, EPIC, ETHOCEL, EVOQUE, FASTRACK, FILMTEC, FORMASHIELD, FORTEGRA, FROTH-PAK, GLUTEX, GREAT STUFF, HYPERKOTE, HYPERLAST, HYPOL, IMPAXX, INFUSE, INSITE, INSPIRE, INSTA-STIK, INTEGRAL, INTERVIA, ISONATE, KATHON, KLARIX, MAINCOTE, METHOCEL, MICROFILL, MOR-FREE, NEOLONE, NORDEL, NYLOPAK, OPTICITE, OPTIDOSE, OPTOGRADE, OPULYN, OROTAN, OUDRA, PAPI, PARALOID, POLYOX, POWERHOUSE, PRIMACOR, PRIMAL, PRIMENE, PROCITE, PROGLYDE, PROLOGIC, PURAGUARD, RHOPLEX, ROBOND, ROMAX, ROPAQUE, ROVACE, SAFECARE, SARAN, SARANEX, SATISFIT, SEALUTION, SERFENE, SHAC, SI-LINK, SILVADUR, SOFTCAT, SOLDERON, SOLTERRA, SOLTEX, SPECFLEX, STYROFOAM, SUNSPHERES, SURECEL, SYNALOX, TAMOL, TERGITOL, THERMAX, TILE BOND, TRAFFIDECK, TRENCHCOAT, TRITON, TRYCITE, TUFLIN, TYBRITE, TYMOR, TYRIN, UCAR, UCARE, UCARHIDE, UCON, UNIGARD, UNIPOL, UNIVAL, VENPURE, VERDISEAL, VERSAIR, VERSENE, VERSIFY, VINYZENE, VISIONPAD, VORACOR, VORACTIV, VORAFORCE, VORALUX, VORAMER, VORANATE, VORANOL, VORASURF, VORATEC, VORATHERM, VORATRON, WALOCEL, WALSRODER, WEATHERMATE

The following trademarks or service marks of Dow AgroSciences LLC and certain affiliated companies of Dow AgroSciences LLC appear in this report: BRODBECK, CLINCHER, DAIRYLAND SEED, DELEGATE, DITHANE, FORTRESS, GARLON, GLYPHOMAX, GRANITE, HERCULEX, HYLAND SEEDS, KEYSTONE, LAREDO, LONTREL, LORSBAN, MILESTONE, MUSTANG, MYCOGEN, NATURALYTE, NEXERA, PFISTER SEEDS, PHYTOGEN, PRAIRIE BRAND SEEDS, PROFUME, REFUGE ADVANCED, RENZE SEEDS, SENTRICON, SIMPLICITY, STARANE, TELONE, TORDON, TRACER, TRIUMPH, VIKANE, WIDESTRIKE

The following trademark of Agromen Sementes Agricolas Ltda appears in this report: AGROMEN

The following registered service mark of American Chemistry Council appears in this report: Responsible Care

The following trademark of Antaria Limited appears in this report: ZinClear

The following registered trademark of Monsanto Technology LLC appears in this report: SmartStax. SmartStax multi-event technology developed by Dow AgroSciences and Monsanto

Exhibit Index

EXHIBIT NO.	DESCRIPTION
2(a)	Agreement and Plan of Merger dated as of August 3, 1999 among Union Carbide Corporation, The Dow Chemical Company and Transition Sub Inc., incorporated by reference to Annex A to the proxy statement/ prospectus included in The Dow Chemical Company's Registration Statement on Form S-4, File No. 333-88443, filed October 5, 1999.
2(b)	Agreement and Plan of Merger, dated as of July 10, 2008, among The Dow Chemical Company, Ramses Acquisition Corp. and Rohm and Haas Company, incorporated by reference to Exhibit 2.1 to The Dow Chemical Company Current Report on Form 8-K filed on July 10, 2008.
2(c)	Joint Venture Formation Agreement, dated November 28, 2008, between The Dow Chemical Company and Petroleum Industries Company (K.S.C.), incorporated by reference to Exhibit 2.1 to The Dow Chemical Company Current Report on Form 8-K filed on February 19, 2009.
2(d)	Stock Purchase Agreement, dated as of April 1, 2009, between Rohm and Haas Company and K+S Aktiengesellschaft, incorporated by reference to Exhibit 2.1 to The Dow Chemical Company Current Report on Form 8-K filed on April 7, 2009.
2(d)(i)	Amendment No. 1, dated as of October 1, 2009, to the Stock Purchase Agreement, dated as of April 1, 2009, between Rohm and Haas Company and K+S Aktiengesellschaft, incorporated by reference to Exhibit 2(d)(i) to The Dow Chemical Company Quarterly Report on Form 10-Q for the quarter ended September 30, 2009.
2(e)	Shareholders' Agreement, dated as of October 8, 2011, between Dow Saudi Arabia Holding B.V. and Performance Chemicals Holding Company, incorporated by reference to Exhibit 99.1 to The Dow Chemical Company Current Report on Form 8-K filed on February 14, 2012.
3(i)	The Restated Certificate of Incorporation of The Dow Chemical Company as filed with the Secretary of State, State of Delaware on May 17, 2010, incorporated by reference to Exhibit 3(i) to The Dow Chemical Company Quarterly Report on Form 10-Q for the quarter ended September 30, 2010.
3(i)(a)	Certificate of Designations for the Cumulative Convertible Perpetual Preferred Stock, Series A, as originally filed with the Secretary of State, State of Delaware on March 31, 2009, incorporated by reference to Exhibit 3.1 to The Dow Chemical Company Current Report on Form 8-K filed on April 1, 2009; and as re-filed with the Secretary of State, State of Delaware on May 17, 2010.
3(ii)	The Bylaws of The Dow Chemical Company, as amended and re-adopted in full on October 12, 2011, effective October 12, 2011, incorporated by reference to Exhibit 99.1 to The Dow Chemical Company Current Report on Form 8-K filed on October 13, 2011.
4	Indenture, dated as of April 1, 1992, between The Dow Chemical Company and the First National Bank of Chicago, as trustee (incorporated by reference to Exhibit 4.1 to The Dow Chemical Company's Registration Statement on Form S-3, File No. 333-88617 (the "S-3 Registration Statement")), as amended by the Supplemental Indenture, dated as of January 1, 1994, between The Dow Chemical Company and The First National Bank of Chicago, as trustee (incorporated by reference to Exhibit 4.2 to the S-3 Registration Statement), as amended by the Second Supplemental Indenture, dated as of October 1, 1999, between The Dow Chemical Company and Bank One Trust Company, N.A. (formerly The First National Bank of Chicago), as trustee (incorporated by reference to Exhibit 4.3 to the S-3 Registration Statement), as amended by the Third Supplemental Indenture, dated as of May 15, 2001, between The Dow Chemical Company and Bank One Trust Company, N.A. (formerly The First National Bank of Chicago), as trustee (incorporated by reference to Exhibit 4.4 to The Dow Chemical Company's Registration Statement on Form S-4, File No. 333-67368); and all other such indentures that define the rights of holders of long-term debt of The Dow Chemical Company and its consolidated subsidiaries as shall be requested to be furnished to the Securities and Exchange Commission pursuant to Item 601(b)(4)(iii)(A) of Regulation S-K.

Exhibit Index

EXHIBIT NO.	DESCRIPTION
4(a)	Indenture, dated May 1, 2008, between The Dow Chemical Company and The Bank of New York Trust Company, N.A., as trustee, incorporated by reference to Exhibit 4.1 to Post-Effective Amendment No. 1 to The Dow Chemical Company's Registration Statement on Form S-3, File No. 333-140859.
10(a)	The Dow Chemical Company Executives' Supplemental Retirement Plan, as amended, restated and effective as of April 14, 2010, incorporated by reference to Exhibit 10.1 to The Dow Chemical Company Current Report on Form 8-K filed on May 3, 2010.
10(a)(i)	An Amendment to The Dow Chemical Company Executives' Supplemental Retirement Plan, effective as of April 14, 2010, incorporated by reference to Exhibit 10.4 to The Dow Chemical Company Current Report on Form 8-K filed on May 3, 2010.
10(b)	The Dow Chemical Company 1979 Award and Option Plan, as amended and restated on May 13, 1983, incorporated by reference to Exhibit 10(b) to The Dow Chemical Company Quarterly Report on Form 10-Q for the quarter ended March 31, 2009.
10(b)(i)	A resolution adopted by the Board of Directors of The Dow Chemical Company on April 12, 1984 amending The Dow Chemical Company 1979 Award and Option Plan, incorporated by reference to Exhibit 10(b)(i) to The Dow Chemical Company Quarterly Report on Form 10-Q for the quarter ended March 31, 2009.
10(b)(ii)	A resolution adopted by the Board of Directors of The Dow Chemical Company on April 18, 1985 amending The Dow Chemical Company 1979 Award and Option Plan, incorporated by reference to Exhibit 10(b)(ii) to The Dow Chemical Company Quarterly Report on Form 10-Q for the quarter ended March 31, 2009.
10(b)(iii)	A resolution adopted by the Executive Committee of the Board of Directors of The Dow Chemical Company on October 30, 1987 amending The Dow Chemical Company 1979 Award and Option Plan, incorporated by reference to Exhibit 10(b)(iii) to The Dow Chemical Company Quarterly Report on Form 10-Q for the quarter ended March 31, 2009.
10(c)	The Dow Chemical Company Voluntary Deferred Compensation Plan for Outside Directors (for deferrals made through December 31, 2004), as amended effective as of July 1, 1994, incorporated by reference to Exhibit 10(f) to The Dow Chemical Company Annual Report on Form 10-K for the year ended December 31, 1994, as amended in the manner described in the definitive Proxy Statement for the Annual Meeting of Stockholders of The Dow Chemical Company held on May 14, 1998, incorporated by reference.
10(d)	Rohm and Haas Company Non-Qualified Retirement Plan, as amended and restated effective as of January 1, 2009, incorporated by reference to Exhibit 10.1 to The Dow Chemical Company Current Report on Form 8-K filed on February 17, 2011.
10(e)	The Dow Chemical Company Dividend Unit Plan, incorporated by reference to Exhibit 10(e) to The Dow Chemical Company Quarterly Report on Form 10-Q for the quarter ended March 31, 2009.
10(f)	The Dow Chemical Company 1988 Award and Option Plan, as amended and restated on December 10, 2008, effective as of January 1, 2009, incorporated by reference to Exhibit 10(f) to The Dow Chemical Company Annual Report on Form 10-K for the year ended December 31, 2008.
10(g)	Employment Offer Letter for Joe Harlan, President, Performance Materials and Executive Vice President of The Dow Chemical Company, incorporated by reference to Exhibit 10.3 to The Dow Chemical Company Current Report on Form 8-K filed on February 14, 2012.

EXHIBIT NO.	DESCRIPTION
10(h)	The Dow Chemical Company 1994 Executive Performance Plan, as amended and restated on December 10, 2008, effective as of January 1, 2009, incorporated by reference to Exhibit 10(h) to The Dow Chemical Company Annual Report on Form 10-K for the year ended December 31, 2008.
10(i)	The Dow Chemical Company 1994 Non-Employee Directors' Stock Plan, incorporated by reference to Exhibit 10(i) to The Dow Chemical Company Quarterly Report on Form 10-Q for the quarter ended March 31, 2009.
10(j)	Intentionally left blank.
10(k)	A written description of the 1998 Non-Employee Directors' Stock Incentive Plan, incorporated by reference to the definitive Proxy Statement for the Annual Meeting of Stockholders of The Dow Chemical Company held on May 14, 1998.
10(l)	A written description of compensation for Directors of The Dow Chemical Company, incorporated by reference to the definitive Proxy Statement for the Annual Meeting of Stockholders of The Dow Chemical Company to be held on May 10, 2012.
10(m)	A written description of the manner in which compensation is set for the Executive Officers of The Dow Chemical Company, incorporated by reference to the definitive Proxy Statement for the Annual Meeting of Stockholders of The Dow Chemical Company to be held on May 10, 2012.
10(n)	A resolution adopted by the Board of Directors of The Dow Chemical Company on May 5, 1971, and most recently amended on July 9, 1998, describing the employee compensation program for decelerating Directors, incorporated by reference to Exhibit 10(p) to The Dow Chemical Company Annual Report on Form 10-K for the year ended December 31, 1998; as amended, re-adopted in full and restated on March 21, 2003, incorporated by reference to Exhibit 10(n) to The Dow Chemical Company Quarterly Report on Form 10-Q for the quarter ended March 31, 2003; as amended, re-adopted in full and restated on February 10, 2005, incorporated by reference to Exhibit 10(n) to The Dow Chemical Company Quarterly Report on Form 10-Q for the quarter ended March 31, 2005.
10(o)	The template used for The Dow Chemical Company Key Employee Insurance Program ("KEIP"), which provides benefits using insurance policies that replace benefits otherwise payable under The Dow Chemical Company Executives' Supplemental Retirement Plan and Company-Paid Life Insurance Plan, incorporated by reference to Exhibit 10(o) to The Dow Chemical Company Annual Report on Form 10-K for the year ended December 31, 2002. KEIP is a component of the annual pension benefits listed in and incorporated by reference to the definitive Proxy Statement for the Annual Meeting of Stockholders of The Dow Chemical Company to be held on May 10, 2012.
10(p)	The Dow Chemical Company Elective Deferral Plan (for deferrals made through December 31, 2004), as amended, restated and effective as of April 14, 2010, incorporated by reference to Exhibit 10.2 to The Dow Chemical Company Current Report on Form 8-K filed on May 3, 2010.
10(p)(i)	An Amendment to The Dow Chemical Company Elective Deferral Plan (for deferrals made through December 31, 2004), effective as of April 14, 2010, incorporated by reference to Exhibit 10.5 to The Dow Chemical Company Current Report on Form 8-K filed on May 3, 2010.
10(q)	The Rohm and Haas Company Non-Qualified Savings Plan (for deferrals made through December 31, 2004), amended and restated effective as of January 1, 2010, incorporated by reference to Exhibit 10.2 to The Dow Chemical Company Current Report on Form 8-K filed on February 18, 2010.

EXHIBIT NO.	DESCRIPTION
10(r)	The Rohm and Haas Company Non-Qualified Savings Plan (for deferrals made after January 1, 2005), amended and restated effective as of January 1, 2010, incorporated by reference to Exhibit 10.3 to The Dow Chemical Company Current Report on Form 8-K filed on February 18, 2010.
10(s)	The Summary Plan Description for The Dow Chemical Company Company-Paid Life Insurance Plan, Employee-Paid Life Insurance Plan, and Dependent Life Insurance Plan, amended and restated on December 28, 2011, effective as of January 1, 2012, incorporated by reference to Exhibit 10.1 to The Dow Chemical Company Current Report on Form 8-K filed on February 14, 2012.
10(t)	The Summary Plan Description for The Dow Chemical Company Retiree Company-Paid Life Insurance Plan, Retiree Optional Life Insurance Plan, and Retiree Dependent Life Insurance Plan, amended and restated on December 28, 2011, effective as of January 1, 2012, incorporated by reference to Exhibit 10.2 to The Dow Chemical Company Current Report on Form 8-K filed on February 14, 2012.
10(u)	Amended and Restated 2003 Non-Employee Directors' Stock Incentive Plan, adopted by the Board of Directors of The Dow Chemical Company on December 10, 2007, incorporated by reference to Exhibit 10(u) to The Dow Chemical Company Annual Report on Form 10-K for the year ended December 31, 2007.
10(v)	Non-Qualified Stock Option Agreement Pursuant to The Dow Chemical Company 1994 Non-Employee Directors' Stock Plan, incorporated by reference to Exhibit 10.1 to The Dow Chemical Company Current Report on Form 8-K filed on September 3, 2004.
10(w)	Non-Qualified Stock Option Agreement Pursuant to The Dow Chemical Company 2003 Non-Employee Directors' Stock Incentive Plan, incorporated by reference to Exhibit 10(w) to The Dow Chemical Company Quarterly Report on Form 10-Q for the quarter ended September 30, 2004.
10(x)	The Performance Shares Deferred Stock Agreement Pursuant to The Dow Chemical Company 1988 Award and Option Plan, as amended, restated and effective as of January 1, 2009, incorporated by reference to Exhibit 10(x) to The Dow Chemical Company Annual Report on Form 10-K for the year ended December 31, 2008.
10(y)	The Deferred Stock Agreement Pursuant to The Dow Chemical Company 1988 Award and Option Plan, as amended, restated and effective as of January 1, 2009, incorporated by reference to Exhibit 10(y) to The Dow Chemical Company Annual Report on Form 10-K for the year ended December 31, 2008.
10(z)	The Non-Qualified Stock Option Agreement Pursuant to The Dow Chemical Company 1988 Award and Option Plan, as amended, restated and effective as of January 1, 2009, incorporated by reference to Exhibit 10(z) to The Dow Chemical Company Annual Report on Form 10-K for the year ended December 31, 2008.
10(aa)	Settlement Agreement and General Release between Richard L. Manetta and The Dow Chemical Company dated December 10, 2004, incorporated by reference to Exhibit 10.1 to The Dow Chemical Company Current Report on Form 8-K filed on December 16, 2004.
10(bb)	Deferred Compensation Agreement between Richard L. Manetta and The Dow Chemical Company dated December 10, 2004, incorporated by reference to Exhibit 10.2 to The Dow Chemical Company Current Report on Form 8-K filed on December 16, 2004.
10(cc)	The Dow Chemical Company Voluntary Deferred Compensation Plan for Non-Employee Directors, effective for deferrals after January 1, 2005, as amended and restated on December 10, 2008, effective as of January 1, 2009, incorporated by reference to Exhibit 10(cc) to The Dow Chemical Company Annual Report on Form 10-K for the year ended December 31, 2008.

Exhibit Index

EXHIBIT NO.	DESCRIPTION
10(dd)	The Dow Chemical Company Elective Deferral Plan, effective for deferrals after January 1, 2005, as amended, restated and effective as of April 14, 2010, incorporated by reference to Exhibit 10.3 to The Dow Chemical Company Current Report on Form 8-K filed on May 3, 2010.
10(dd)(i)	An Amendment to The Dow Chemical Company Elective Deferral Plan, effective for deferrals after January 1, 2005, effective as of April 14, 2010, incorporated by reference to Exhibit 10.6 to The Dow Chemical Company Current Report on Form 8-K filed on May 3, 2010.
10(ee)	The template for communication to employee Directors who are decelerating pursuant to The Dow Chemical Company Retirement Policy for Employee Directors, incorporated by reference to Exhibit 10(ee) to The Dow Chemical Company Quarterly Report on Form 10-Q for the quarter ended June 30, 2005.
10(ff)	Purchase and Sale Agreement dated as of September 30, 2005 between Catalysts, Adsorbents and Process Systems, Inc. and Honeywell Specialty Materials LLC, incorporated by reference to Exhibit 10(ff) to The Dow Chemical Company Quarterly Report on Form 10-Q for the quarter ended September 30, 2005.
10(gg)	Employment agreement with Geoffery Merszei, Executive Vice President and Chief Financial Officer, incorporated by reference to Exhibit 10(gg) to The Dow Chemical Company Annual Report on Form 10-K for the year ended December 31, 2005.
10(hh)	Employment agreement dated June 18, 2005, between William F. Banholzer and The Dow Chemical Company, incorporated by reference to the Current Report on Form 8-K filed on March 16, 2006.
10(ii)	Employment agreement dated February 14, 2006, between Heinz Haller and The Dow Chemical Company, incorporated by reference to Exhibit 10(ii) to The Dow Chemical Company Annual Report on Form 10-K for the year ended December 31, 2008.
10(jj)	Change in Control Executive Severance Agreement - Tier 1, incorporated by reference to Exhibit 10(jj) to The Dow Chemical Company Annual Report on Form 10-K for the year ended December 31, 2007.
10(kk)	Change in Control Executive Severance Agreement - Tier 2, incorporated by reference to Exhibit 10(kk) to The Dow Chemical Company Annual Report on Form 10-K for the year ended December 31, 2007.
10(ll)	Voting Agreement dated as of July 10, 2008, by and among Rohm and Haas Company, The Dow Chemical Company and each of the persons and entities listed on Schedule I thereto, incorporated by reference to Exhibit 10.1 to The Dow Chemical Company Current Report on Form 8-K filed on July 10, 2008.
10(mm)	Term Loan Agreement, dated as of September 8, 2008, among The Dow Chemical Company, as borrower, the lenders party thereto and Citibank, N.A, as administrative agent for the lenders, incorporated by reference to Exhibit 99.1 to The Dow Chemical Company Current Report on Form 8-K filed on September 9, 2008.
10(mm)(i)	First Amendment to the Term Loan Agreement, dated as of March 4, 2009, among The Dow Chemical Company, the lenders party to the Term Loan Agreement dated as of September 8, 2008, Citibank, N.A., as administrative agent, and Merrill Lynch, Pierce, Fenner & Smith Incorporated and Morgan Stanley Senior Funding, Inc., as co-syndication agents, incorporated by reference to Exhibit 10.1 to The Dow Chemical Company Current Report on Form 8-K filed on March 6, 2009.
10(nn)	Investment Agreement, dated as of October 27, 2008, between The Dow Chemical Company and Berkshire Hathaway Inc., incorporated by reference to Exhibit 10.1 to The Dow Chemical Company Current Report on Form 8-K filed on October 27, 2008.

Exhibit Index

EXHIBIT NO.	DESCRIPTION
10(oo)	Investment Agreement, dated as of October 27, 2008, between The Dow Chemical Company and The Kuwait Investment Authority, incorporated by reference to Exhibit 10.2 to The Dow Chemical Company Current Report on Form 8-K filed on October 27, 2008.
10(pp)	Securities Issuance Letter, dated March 4, 2009, among The Dow Chemical Company, Citigroup Global Markets Inc., Merrill Lynch, Pierce, Fenner & Smith Incorporated and Morgan Stanley Senior Funding, Inc., incorporated by reference to Exhibit 10.2 to The Dow Chemical Company Current Report on Form 8-K filed on March 6, 2009.
10(qq)	Commitment to Close, dated March 9, 2009, among The Dow Chemical Company, Ramses Acquisition Corp. and Rohm and Haas Company, incorporated by reference to Exhibit 10.1 to The Dow Chemical Company Current Report on Form 8-K filed on March 12, 2009.
10(rr)	Investment Agreement, dated March 9, 2009, among The Dow Chemical Company, Paulson & Co. Inc. and the Haas Family Trusts, incorporated by reference to Exhibit 10.2 to The Dow Chemical Company Current Report on Form 8-K filed on March 12, 2009.
10(ss)	Letter Agreement, dated March 9, 2009, among The Dow Chemical Company, Ramses Acquisition Corp. and the Haas Family Trusts, incorporated by reference to Exhibit 10.3 to The Dow Chemical Company Current Report on Form 8-K filed on March 12, 2009.
10(tt)	Letter Agreement, dated March 9, 2009, among The Dow Chemical Company, Ramses Acquisition Corp. and Paulson & Co. Inc., incorporated by reference to Exhibit 10.4 to The Dow Chemical Company Current Report on Form 8-K filed on March 12, 2009.
10(uu)	Purchase Agreement, dated May 5, 2009, among The Dow Chemical Company, Paulson & Co. Inc. and the Haas Family Trusts, incorporated by reference to Exhibit 10.1 to The Dow Chemical Company Current Report on Form 8-K filed on May 11, 2009.
10(vv)	Stock Purchase Agreement, dated May 11, 2009, between The Dow Chemical Company and Fidelity Management Trust Services, as trustee of a trust established under The Dow Chemical Company Employees' Savings Plan, incorporated by reference to Exhibit 1.1 to The Dow Chemical Company Current Report on Form 8-K filed on May 14, 2009.
10(ww)	The Deferred Stock Units Agreement Pursuant to The Dow Chemical Company 1988 Award and Option Plan, as amended, restated and effective as of January 1, 2010, incorporated by reference to Exhibit 10.7 to The Dow Chemical Company Current Report on Form 8-K filed on February 18, 2010.
10(xx)	The Special Deferred Stock Agreement Pursuant to The Dow Chemical Company 1988 Award and Option Plan, as amended, restated and effective as of January 1, 2010, incorporated by reference to Exhibit 10.8 to The Dow Chemical Company Current Report on Form 8-K filed on February 18, 2010.
10(yy)	The Performance Shares Deferred Stock Units Agreement Pursuant to The Dow Chemical Company 1988 Award and Option Plan, as amended, restated and effective as of January 1, 2010, incorporated by reference to Exhibit 10.9 to The Dow Chemical Company Current Report on Form 8-K filed on February 18, 2010.
10(zz)	The Special Performance Shares Deferred Stock Agreement Pursuant to The Dow Chemical Company 1988 Award and Option Plan, as amended, restated and effective as of January 1, 2010, incorporated by reference to Exhibit 10.10 to The Dow Chemical Company Current Report on Form 8-K filed on February 18, 2010.

Exhibit Index

EXHIBIT NO.	DESCRIPTION
10(aaa)	The Stock Appreciation Rights Agreement Relating to a Stock Option Granted Under The Dow Chemical Company 1988 Award and Option Plan, as amended, restated and effective as of January 1, 2010, incorporated by reference to Exhibit 10.11 to The Dow Chemical Company Current Report on Form 8-K filed on February 18, 2010.
12.1	Computation of Ratio of Earnings to Fixed Charges.
14	Code of Ethics for Principal Executive Officer, Principal Financial Officer and Principal Accounting Officer, incorporated by reference to Exhibit 14 to The Dow Chemical Company Annual Report on Form 10-K for the year ended December 31, 2003.
21	Subsidiaries of The Dow Chemical Company.
23(a)	Consent of Independent Registered Public Accounting Firm.
23(b)	Analysis, Research & Planning Corporation's Consent.
23(c)	Consent of Independent Registered Public Accounting Firm.
31(a)	Certification Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.
31(b)	Certification Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.
32(a)	Certification Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.
32(b)	Certification Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.
99.1	Replacement Capital Covenant, dated April 1, 2009, relating to the Cumulative Perpetual Preferred Stock, Series B, incorporated by reference to Exhibit 99.2 to The Dow Chemical Company Current Report on Form 8-K filed on April 1, 2009.
99.2	Replacement Capital Covenant, dated April 1, 2009, relating to the Cumulative Convertible Perpetual Preferred Stock, Series C, incorporated by reference to Exhibit 99.3 to The Dow Chemical Company Current Report on Form 8-K filed on April 1, 2009.
99.3	Guarantee relating to the 5.60% Notes of Rohm and Haas Company, incorporated by reference to Exhibit 99.4 to The Dow Chemical Company Current Report on Form 8-K filed on April 1, 2009.
99.4	Guarantee relating to the 6.00% Notes of Rohm and Haas Company, incorporated by reference to Exhibit 99.5 to The Dow Chemical Company Current Report on Form 8-K filed on April 1, 2009.
99.5	Guarantee relating to the 9.80% Debentures of Rohm and Haas Company, incorporated by reference to Exhibit 99.6 to The Dow Chemical Company Current Report on Form 8-K filed on April 1, 2009.
101.INS	XBRL Instance Document
101.SCH	XBRL Taxonomy Extension Schema Document
101.CAL	XBRL Taxonomy Extension Calculation Linkbase Document
101.DEF	XBRL Taxonomy Extension Definition Linkbase Document

Exhibit Index

EXHIBIT NO.	DESCRIPTION
101.LAB	XBRL Taxonomy Extension Label Linkbase Document
101.PRE	XBRL Taxonomy Extension Presentation Linkbase Document

Selected Exhibits Follow

The Dow Chemical Company and Subsidiaries **EXHIBIT 12.1**

Computation of Ratio of Earnings to Fixed Charges and Combined Fixed Charges and Preferred Stock Dividend Requirements

In millions, except ratios (Unaudited)	*For the Years Ended December 31* 2011	2010	2009	2008	2007
Income from Continuing Operations Before Income Taxes	$ 3,601	$ 2,802	$ 469	$ 1,277	$ 4,192
Add (deduct):					
Equity in earnings of nonconsolidated affiliates	(1,223)	(1,112)	(630)	(787)	(1,122)
Distributed income of earnings of nonconsolidated affiliates	1,016	668	690	836	774
Capitalized interest	(90)	(72)	(61)	(97)	(85)
Amortization of capitalized interest	100	95	91	84	79
Preferred security dividends	—	—	(20)	(63)	(81)
Adjusted earnings	$ 3,404	$ 2,381	$ 539	$ 1,250	$ 3,757
Fixed charges:					
Interest expense and amortization of debt discount	$ 1,341	$ 1,473	$ 1,571	$ 648	$ 584
Capitalized interest	90	72	61	97	85
Preferred security dividends	—	—	20	63	81
Rental expense – interest component	112	95	107	120	124
Total fixed charges	$ 1,543	$ 1,640	$ 1,759	$ 928	$ 874
Earnings available for the payment of fixed charges	$ 4,947	$ 4,021	$ 2,298	$ 2,178	$ 4,631
Ratio of earnings to fixed charges	3.2	2.5	1.3	2.3	5.3
Earnings required for combined fixed charges and preferred stock dividends:					
Preferred stock dividends	$ 340	$ 340	$ 312	$ —	$ —
Adjustment to pretax basis (at 35 percent)	183	183	168	—	—
Preferred stock dividends - pretax	$ 523	$ 523	$ 480	$ —	$ —
Combined fixed charges and preferred stock dividend requirements	$ 2,066	$ 2,163	$ 2,239	$ 928	$ 874
Ratio of earnings to combined fixed charges and preferred stock dividend requirements	2.4	1.9	1.0	2.3	5.3

Certification Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

I, Andrew N. Liveris, certify that:

1. I have reviewed this annual report on Form 10-K of The Dow Chemical Company;
2. Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;
3. Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;
4. The registrant's other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the registrant and have:
   a) designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;
   b) designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;
   c) evaluated the effectiveness of the registrant's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and
   d) disclosed in this report any change in the registrant's internal control over financial reporting that occurred during the registrant's most recent fiscal quarter (the registrant's fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the registrant's internal control over financial reporting; and
5. The registrant's other certifying officer and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant's auditors and the audit committee of registrant's board of directors (or persons performing the equivalent function):
   a) all significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant's ability to record, process, summarize and report financial information; and
   b) any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal control over financial reporting.

Date: February 15, 2012

/s/ ANDREW N. LIVERIS
Andrew N. Liveris
President, Chief Executive Officer and
Chairman of the Board

Certification Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

I, William H. Weideman, certify that:

1. I have reviewed this annual report on Form 10-K of The Dow Chemical Company;
2. Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;
3. Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;
4. The registrant's other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the registrant and have:
   a) designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;
   b) designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;
   c) evaluated the effectiveness of the registrant's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and
   d) disclosed in this report any change in the registrant's internal control over financial reporting that occurred during the registrant's most recent fiscal quarter (the registrant's fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the registrant's internal control over financial reporting; and
5. The registrant's other certifying officer and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant's auditors and the audit committee of registrant's board of directors (or persons performing the equivalent function):
   a) all significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant's ability to record, process, summarize and report financial information; and
   b) any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal control over financial reporting.

Date: February 15, 2012

/s/ WILLIAM H. WEIDEMAN
William H. Weideman
Executive Vice President and Chief Financial Officer

Certification Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

I, Andrew N. Liveris, President, Chief Executive Officer and Chairman of the Board of The Dow Chemical Company (the "Company"), certify that:

1. the Annual Report on Form 10-K of the Company for the year ended December 31, 2011 as filed with the Securities and Exchange Commission (the "Report") fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934; and
2. the information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Company.

/s/ ANDREW N. LIVERIS

Andrew N. Liveris
President, Chief Executive Officer and
Chairman of the Board
February 15, 2012

Certification Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

I, William H. Weideman, Executive Vice President and Chief Financial Officer of The Dow Chemical Company (the "Company"), certify that:

1. the Annual Report on Form 10-K of the Company for the year ended December 31, 2011 as filed with the Securities and Exchange Commission (the "Report") fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934; and
2. the information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Company.

/s/ WILLIAM H. WEIDEMAN

William H. Weideman
Executive Vice President and Chief Financial Officer
February 15, 2012

(THIS PAGE INTENTIONALLY LEFT BLANK)

STOCKHOLDER RETURN

The charts below illustrate the cumulative total return to Dow stockholders over certain periods of time. They depict a hypothetical $100 investment in Dow common stock on December 31 of the first year of the charts, and show the value of that investment over time until December 31, 2011, with all dividends reinvested in stock. Hypothetical investments of $100 in the Standard & Poor's 500 Stock Index and the Standard & Poor's 500 Chemicals Index are shown for comparison.

Five-Year Cumulative Total Return


200
150
100
50
06
07
08
09
10
11

Ten-Year Cumulative Total Return


250
200
150
100
50
01
02
03
04
05
06
07
08
09
10
11

——— Dow Chemical ··········· S&P 500 — — — S&P 500 Chemicals

Five-Year Cumulative Total Return in $

December 31,	Dow Chemical	S&P 500	S&P 500 Chemicals
2006	100.00	100.00	100.00
2007	102.61	105.49	126.99
2008	41.87	66.47	75.95
2009	79.64	84.06	109.96
2010	100.51	96.74	134.08
2011	**87.30**	**98.76**	**132.38**

Ten-Year Cumulative Total Return in $

December 31,	Dow Chemical	S&P 500	S&P 500 Chemicals
2001	100.00	100.00	100.00
2002	91.81	77.91	100.66
2003	133.90	100.24	127.35
2004	164.43	111.14	152.20
2005	149.93	116.59	151.29
2006	141.77	134.99	176.77
2007	145.47	142.40	224.49
2008	59.36	89.72	134.25
2009	112.90	113.49	194.38
2010	142.49	130.59	237.01
2011	**123.77**	**133.32**	**234.02**

The form of the charts presented above is in accordance with requirements of the U.S. Securities and Exchange Commission. Stockholders are cautioned against drawing any conclusions from the data contained therein, as past results are not necessarily indicative of future performance. These charts do not reflect the Company's forecast of future financial performance.

STOCKHOLDER REFERENCE INFORMATION

General Information

Website: www.dow.com
Telephone: (800) 258 2436 (Customer Information Group) or
(989) 832 1556
(800) 232 2436 (Customer Service Center)
(989) 636 1000 (Dow Operator/Switchboard)

For calls originating outside the United States and Canada, the international dialing code is +1.

Transfer Agent and Stockholder Services

Computershare

Telephone: (800) 369 5606
(201) 680 6685 (Outside the United States and Canada)
(800) 231 5469 (Hearing Impaired–TTY Phone)
Email: dowshareholders@bankofny.com
Website: www.bnymellon.com/shareowner/equityaccess

Address Stockholder Inquiries to:
Computershare
P.O. Box 358016
Pittsburgh, PA 15252 U.S.A.

Send Certificates for Transfer and Address Changes to:
Computershare
P.O. Box 358010
Pittsburgh, PA 15252 U.S.A.

Computershare acquired the BNY Mellon Shareowner Services business on December 31, 2011. For more information, visit: www.computershare.com

Investor Relations

The Dow Chemical Company
2030 Dow Center
Midland, MI 48674 U.S.A.
Telephone: (800) 422 8193 (United States and Canada)
(989) 636 1463
Fax: (989) 636 1830

Office of the Corporate Secretary

The Dow Chemical Company
2030 Dow Center
Midland, MI 48674 U.S.A.
Telephone: (989) 636 1792
Fax: (989) 638 1740

Annual Meeting

The 2012 Annual Meeting of Stockholders will be held at 10:00 a.m. on Thursday, May 10, 2012, at the Midland Center for the Arts, 1801 West St. Andrews, Midland, Michigan, U.S.A.

Dow Dividend Reinvestment Plan

All registered stockholders may reinvest cash dividends in additional Dow shares. For more information on the Plan, please contact Dow's transfer agent, Computershare (see Transfer Agent and Stockholder Services).

Stock Exchange Listings and Trading Privileges

Symbol: DOW
Amsterdam, Brussels, Chicago, London, New York, Paris, Switzerland and Tokyo

Eleven-Year Review of Market Price per Share of Common Stock



(in dollars)
60
55
50
45
40
35
30
25
20
15
10
5
0

	01	02	03	04	05	06	07	08	09	10	11
High	$39.67	$37.00	$42.00	$51.34	$56.75	$45.15	$47.96	$43.43	$29.50	$34.50	**$42.23**
Close on December 31	33.78	29.70	41.57	49.51	43.82	39.90	39.42	15.09	27.63	34.14	**28.76**
Low	25.06	23.66	24.83	36.35	40.18	33.00	38.89	14.93	5.89	22.42	**20.61**

The Dow Chemical Company
Midland, MI 48674 U.S.A.

Investor Relations

(800) 422 8193
(989) 636 1463

IR@dow.com

www.dow.com/financial

Form No. 161-00769

